Form 10-K, Exhibit 13
period 1997-10-31
STARBUCKS CORP
filed 1997-12-23
CIK 829224

                                   EXHIBIT 13

               PORTIONS OF THE 1997 ANNUAL REPORT TO SHAREHOLDERS

                             SHAREHOLDER INFORMATION
                              STARBUCKS CORPORATION

         Market Information and Dividend Policy The Company's Common Stock is traded on the National Market tier of The Nasdaq Stock Market, Inc. ("Nasdaq") under the symbol "SBUX". The following table sets forth the quarterly high and low sale prices per share of the Common Stock as reported by Nasdaq for each quarter during the last two fiscal years, retroactively adjusted for the two-for-one stock split on December 1, 1995.

Fiscal year ended                                  High                 Low
---------------------------------------------------------------------------------
September 28, 1997
    First Quarter                                $40 1/4               $28 7/8
    Second Quarter                                37 1/4                27 3/8
    Third Quarter                                 39 1/2                26 1/8
    Fourth Quarter                                44 3/4                34 1/8
September 29, 1996
    First Quarter                                $23 1/2                16 15/16
    Second Quarter                                23 5/8                14 1/2
    Third Quarter                                 29 5/8                24 1/8
    Fourth Quarter                                35 7/8                23
---------------------------------------------------------------------------------

         As of December 1, 1997, the Company had 7,209 shareholders of record. The Company has never paid any dividends on its Common Stock. The Company presently intends to retain earnings for use in its business and therefore does not anticipate declaring and paying a cash dividend in the near future.

         Form 10-K and Quarterly Shareholder Information The Company's annual report on Form 10-K for the fiscal year ended September 28, 1997, without the Exhibits thereto, may be obtained without charge by sending a written request to Investor Relations at the address below.

         Quarterly information is available to all shareholders immediately upon its release, free of charge, via fax, by calling (800) 239-0317 or through access on the Internet at www.businesswire.com/cnn/sbux.htm. To receive a copy by mail, please send your written request to:

Investor Relations - M/S S-FP1
Starbucks Corporation
P.O. Box 34067
Seattle, WA 98124-1067

                            SELECTED FINANCIAL DATA


                   (in thousands, except earnings per share)

         The following selected financial data have been derived from the consolidated financial statements of the Company. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto.

As of and for the fiscal year ended:               Sept 28, 1997  Sept 29, 1996   Oct 1, 1995    Oct 2, 1994    Oct 3, 1993
                                                      (52 Wks)       (52 Wks)       (52 Wks)       (52 Wks)       (53 Wks)
---------------------------------------------------------------------------------------------------------------------------
Results of Operations Data:
Net revenues
    Retail                                            $828,074       $600,067       $402,655       $248,495       $153,610
    Specialty Sales                                    117,635         78,655         48,143         26,543         15,952
    Direct Response                                     21,237         17,759         14,415          9,885          6,979
---------------------------------------------------------------------------------------------------------------------------
Total net revenues                                     966,946        696,481        465,213        284,923        176,541
Operating income                                        88,222         56,993         40,116         23,298         12,618
Provision for merger costs(1)                               --             --             --          3,867             --
Gain on sale of investment in Noah's(2)                     --          9,218             --             --             --

Net earnings                                          $ 57,412       $ 42,128       $ 26,102       $ 10,206       $  8,282
Net earnings per common and common
    equivalent share fully diluted(3)                 $   0.70       $   0.54       $   0.36       $   0.17       $   0.14
---------------------------------------------------------------------------------------------------------------------------
Cash dividends per share                                    --             --             --             --             --

Balance Sheet Data:
Working capital                                       $177,578       $238,450       $134,304       $ 44,162       $ 42,092
Total assets                                           850,672        726,613        468,178        231,421        201,712
Long-term debt (including current portion)             168,832        167,980         81,773         80,500         82,100
Redeemable preferred stock                                  --             --             --             --          4,944
Shareholders  equity                                  $531,830       $451,660       $312,231       $109,898       $ 88,686
---------------------------------------------------------------------------------------------------------------------------
Store Operating Data:
Percentage change in comparable store sales(4)               5%             7%             9%             9%            19%
Stores open at year end - North America:
    Company-operated stores                              1,270            929            627            399            260
    Licensed stores (5)                                     94             75             49             26             12
---------------------------------------------------------------------------------------------------------------------------
                                                         1,364          1,004            676            425            272
Stores open at year end - outside North America:
    Licensed stores(5)                                      17              2             --             --             --

Total stores                                             1,381          1,006            676            425            272
---------------------------------------------------------------------------------------------------------------------------


(1) Provision for merger costs reflects expenses related to the merger with The Coffee Connection, Inc. in fiscal 1994.

(2) Gain on sale of investment in Noah's results from the sale of Noah's New York Bagel, Inc. ("Noah's") stock in fiscal 1996.

(3) Earnings per share is based on the weighted average shares outstanding during the period plus, when their effect is dilutive, common stock equivalents consisting of certain shares subject to stock options. Fully diluted earnings per share assumes conversion of the Company's convertible subordinated debentures using the "if converted" method, when such securities are dilutive, with net income adjusted for the after-tax interest expense and amortization applicable to these debentures.

(4) Includes only Company-operated stores open 13 months or longer.

(5) Operated by licensees through either licensing agreements or joint ventures. Product sales to and royalties and fees from the Company's licensees are included in the Company's specialty sales revenues. Joint ventures are accounted for on the equity method and therefore the operations are not consolidated into the Company's operations.

       Cautionary Statement pursuant to the Private Securities Litigation
                               Reform Act Of 1995

     Certain statements set forth in this Annual Report, including anticipated store openings, planned capital expenditures, and trends in or expectations regarding the Company's operations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on currently available operating, financial and competitive information and are subject to risks and uncertainties. Actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, coffee and other raw materials prices and availability, successful execution of internal performance and expansion plans, the impact of competition, availability of financing, the volatility of interest rates and securities prices, the effect of legal proceedings, and other risks detailed herein and in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-K for the fiscal year ended September 28, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     General Starbucks presently derives approximately 86% of net revenues from its Company-operated retail stores. The Company's specialty sales operations, which include product sales to and royalties and fees from wholesale customers, licensees, and joint ventures, accounted for approximately 12% of net revenues in fiscal 1997. Direct response operations accounted for the remainder of net revenues.

     The Company's net revenues increased from $465.2 million in fiscal 1995 to $966.9 million in fiscal 1997, due primarily to the Company's store expansion program and comparable store sales increases. Comparable store sales increased by 5%, 7%, and 9% in fiscal 1997, 1996, and 1995, respectively. As part of its expansion strategy of clustering stores in existing markets, Starbucks has experienced a certain level of cannibalization of existing stores by new stores as the store concentration has increased. However, management believes such cannibalization has been justified by the incremental sales and return on new store investment. This cannibalization, as well as increased competition and other factors, may continue to put downward pressure on the Company's comparable store sales growth in future periods.

The Company's fiscal year ends on the Sunday closest to September 30. Fiscal years 1997, 1996, and 1995 each had 52 weeks.

    The following table sets forth the percentage relationship to total net revenues, unless otherwise indicated, of certain items included in the Company's consolidated statements of earnings:

Fiscal year ended:                                Sept 28, 1997    Sept 29, 1996   Oct 1, 1995
                                                    (52 Wks)          (52 Wks)        (52 Wks)
----------------------------------------------------------------------------------------------
Statements of Earnings Data:
Net revenues
    Retail                                            85.6%            86.2%            86.6%
    Specialty Sales                                   12.2             11.3             10.3
    Direct Response                                    2.2              2.5              3.1
----------------------------------------------------------------------------------------------
Total net revenues                                   100.0            100.0            100.0
Cost of sales and related occupancy costs             44.7             48.2             45.4
Store operating expenses(1)                           37.3             35.1             36.9
Other operating expenses                               2.9              2.8              3.0
Depreciation and amortization                          5.4              5.2              4.8
General and administrative expenses                    5.9              5.3              6.2
    Operating income                                   9.1              8.2              8.6
Interest and other income                              1.3              1.6              1.5
Interest expense                                      (0.8)            (1.3)            (0.8)
Gain on sale of investment in Noah's                   0.0              1.3              0.0
----------------------------------------------------------------------------------------------
    Earnings before income taxes                       9.6              9.8              9.3
Income taxes                                           3.7              3.8              3.7
----------------------------------------------------------------------------------------------
    Net earnings                                       5.9%             6.0%             5.6%
----------------------------------------------------------------------------------------------

(1) Shown as a percentage of retail sales.

           RESULTS OF OPERATIONS - FISCAL 1997 COMPARED TO FISCAL 1996

         Revenues Net revenues increased 39% to $966.9 million for fiscal 1997, compared to $696.5 million for fiscal 1996. Retail sales increased 38% to $828.1 million from $600.1 million. The increase in retail sales was due primarily to the addition of new Company-operated stores. In addition, comparable store sales increased 5% for the 52 weeks ended September 28, 1997 compared to the same 52- week period in fiscal 1996. Comparable store sales increases resulted from an increase in the number of transactions combined with an increase in the average dollar value per transaction. During fiscal 1997, the Company opened 341 Starbucks stores. The Company opened stores in the new major markets of Phoenix, Detroit and Miami, as well as 15 smaller markets in continental North America and ended the fiscal year with 1,270 Company-operated stores in continental North America.

         Specialty Sales revenues increased 50% to $117.6 million for fiscal 1997 from $78.7 million for fiscal 1996. The increase was due primarily to increased revenues from sales to the Company's joint ventures, a chain of wholesale clubs, and business dining accounts. The Company sells roasted coffee to its joint venture with Pepsi-Cola Company, a division of PepsiCo, Inc. for use in the manufacture of its bottled Frappuccino(TM) beverage, and coffee extract to Dreyer's Grand Ice Cream, Inc. for use in the manufacture of Starbucks branded ice cream sold by the Company's joint venture with Dreyer's. Licensees (including those in which the Company is a joint venture partner) opened 20 stores and closed one store in continental North America and opened 15 stores in the Pacific Rim. The Company ended the year with 94 licensed stores in continental North America and 17 in the Pacific Rim. Direct Response sales increased 20% to $21.2 million for fiscal 1997 from $17.8 million for fiscal 1996.

         Costs and Expenses Cost of sales and related occupancy costs as a percentage of net revenues decreased to 44.7% for fiscal 1997 compared to 48.2% for fiscal 1996. This decrease was primarily the result of lower green coffee costs as a percentage of net revenues and, to a much lesser extent, the impact of sales price increases. Management expects cost of sales as a percentage of net revenues in fiscal 1998 to increase relative to fiscal 1997 as higher cost coffees are reflected in cost of sales.

         Store operating expenses as a percentage of retail sales increased to 37.3% for fiscal 1997 from 35.1% for fiscal 1996. This was due to higher advertising expenses and higher payroll-related costs.

         Other operating expenses (expenses associated with the Company's specialty sales, direct response, and international operations, as well as the Company's share of joint venture profits and losses) increased to 2.9% of net revenues for fiscal 1997 from 2.8% for fiscal 1996. The increase was attributable to higher payroll-related costs offset by lower business taxes and improved contribution from joint ventures. Management anticipates that the joint ventures with Pepsi and Dreyer's will be profitable in fiscal 1998 and that the international operations will remain dilutive to earnings in fiscal 1998. Depreciation and amortization as a percentage of net revenues increased to 5.4% for fiscal 1997 from 5.2% for fiscal 1996.

         General and administrative expenses were 5.9% of net revenues for fiscal 1997 compared to 5.3% for fiscal 1996. This increase was due primarily to higher payroll-related costs which were tightly constrained in 1996.

         Interest and Other Income Interest and other income for fiscal 1997 was $12.4 million, compared to $11.0 million for fiscal 1996. The increase was due to gains on sales of investments and higher average interest rates earned on investments, partially offset by lower average investment balances during fiscal 1997.

         Interest Expense Interest expense for fiscal 1997 was $7.3 million compared to $8.7 million for fiscal 1996. The decrease in interest expense is due to the conversion of the Company's $80.5 million of 4 1/2% Convertible Subordinated Debentures during the third quarter of fiscal 1996. Management believes that interest expense will be lower in fiscal 1998 due to the conversion of substantially all of the Company's $165.0 million of 4 1/4% Convertible Subordinated Debentures into approximately 7.1 million shares of the Company's common stock following the Company's October 21, 1997 call for redemption.

        Income Taxes The Company's effective tax rate for fiscal 1997 was 38.5% which was unchanged from fiscal 1996. Management does not anticipate any significant fluctuations in the tax rate for fiscal 1998.

           RESULTS OF OPERATIONS - FISCAL 1996 COMPARED TO FISCAL 1995

         Revenues Net revenues increased 50% to $696.5 million for fiscal 1996, compared to $465.2 million for fiscal 1995. Retail sales increased 49% to $600.1 million from $402.7 million. The increase in retail sales was due primarily to the addition of new Company- operated stores. In addition, comparable store sales increased 7% for the 52 weeks ended September 29, 1996 compared to the same 52- week period in fiscal 1995. Comparable store sales increases resulted from an increase in the number of transactions combined with an increase in the average dollar value per transaction.

         During fiscal 1996, the Company opened 307 Starbucks stores (including four replacement stores), converted 19 Coffee Connection stores to Starbucks stores, and closed one store. Licensees opened 26 stores. The Company opened stores in several new markets including North Carolina, Rhode Island, and Ontario, Canada. The Company ended the fiscal year with 929 Company-operated stores and 75 licensed stores in North America.

         Specialty Sales revenues increased 63% to $78.7 million for fiscal 1996 from $48.1 million for fiscal 1995. The increase was due primarily to the Company signing an agreement with a major U.S. airline as well as increased revenues from several hotels, a chain of wholesale clubs, office coffee distributors, and restaurants. Direct Response sales increased 23% to $17.8 million for fiscal 1996 from $14.4 million for fiscal 1995.

         Costs and Expenses Cost of sales and related occupancy costs as a percentage of net revenues increased to 48.2% for fiscal 1996 compared to 45.4% for fiscal 1995. This increase was primarily the result of higher green coffee costs as a percentage of net revenues, partially offset by a shift in retail sales mix towards higher-margin products.

         Store operating expenses as a percentage of retail sales decreased to 35.1% for fiscal 1996 from 36.9% for fiscal 1995. This improvement reflected lower retail advertising expense, store remodel expense, and preopening expense as a percentage of retail sales.

         Other operating expenses (those associated with the Company's specialty sales and direct response operations as well as the Company's joint ventures) decreased to 2.8% of net revenues for fiscal 1996 from 3.0% for fiscal 1995 primarily from operational leverage on the Company's net revenue increase. Depreciation and amortization as a percentage of net revenues increased to 5.2% for fiscal 1996 from 4.8% for fiscal 1995. This increase was primarily the result of increased per-store buildout costs in recent years relative to earlier history. After several years of increased per-store buildout costs, average store buildout costs declined in fiscal 1996 relative to fiscal 1995.

        General and administrative expenses as a percentage of net revenues were 5.3% for fiscal 1996 compared to 6.2% for fiscal 1995. This decrease as a percentage of revenues was due primarily to lower payroll-related costs and professional fees as a percentage of net revenues.

         Operating Income Operating income for fiscal 1996 increased to $57.0 million (8.2% of net revenues) from $40.1 million (8.6% of net revenues) for fiscal 1995. Operating income as a percentage of net revenues decreased due to higher cost of sales and an increase in depreciation and amortization, partially offset by lower store operating expenses, general and administrative expenses, and other operating expenses as a percentage of revenues.

         Interest and Other Income Interest and other income for fiscal 1996 was $11.0 million compared to $6.8 million for fiscal 1995. Average investment balances were higher during fiscal 1996 as a result of proceeds from the Company's October 1995 offering of 4 1/4% Convertible Subordinated Debentures due 2002, which generated $161.0 million, net of issuance costs.

         Gain on Sale of Investment in Noah's In March 1995, the Company invested $11.3 million in cash for shares of Noah's New York Bagel, Inc. ("Noah's") Series B Preferred Stock. On February 1, 1996, Noah's was merged with Einstein Brothers Bagels, Inc., a retailer operating primarily in the Eastern United States. In exchange for its investment in Noah's, the Company received $20.6 million in cash and recognized a $9.2 million pre-tax gain ($5.7 million, net of tax) on the transaction.

         Interest Expense Interest expense for fiscal 1996 was $8.7 million compared to $3.8 million for fiscal 1995. The increase in interest expense is due to the Company's convertible subordinated debentures issued in October 1995.

        Income Taxes The Company's effective tax rate for fiscal 1996 was 38.5% compared to 39.5% for fiscal 1995. The Company's fiscal 1996 effective tax rate was lower than in fiscal 1995 due primarily to changes in state tax allocations and apportionment factors as well as the implementation of tax-saving strategies.

                        LIQUIDITY AND CAPTIAL RESOURCES

         The Company ended fiscal 1997 with $158.8 million in total cash and investments. Working capital as of September 28, 1997 totaled $177.6 million compared to $238.5 million at September 29, 1996. Cash and cash equivalents decreased by $56.1 million during fiscal 1997 to $70.1 million at September 28, 1997.

         Cash provided by operating activities for fiscal 1997 totaled $101.0 million and resulted primarily from net income before non-cash charges of $124.8 million, partially offset by a $36.2 million increase in inventories.

         Cash used by investing activities for fiscal 1997 totaled $187.0 million. This included capital additions to property, plant, and equipment of $169.7 million related to opening 341 new Company-operated retail stores and remodeling certain existing stores, purchasing roasting and packaging equipment for the Company's roasting and distribution facilities, enhancing information systems, and expanding existing office space. During fiscal 1997, the Company made equity investments of $27.3 million in its joint venture with Pepsi-Cola Company and $0.9 million in its joint venture with SAZABY, Inc to develop Starbucks retail stores in Japan. The Company's joint venture with Dreyer's Grand Ice Cream, Inc. repaid advances of $0.6 million to the Company. The Company invested excess cash primarily in short-term investment-grade marketable debt securities.

         Cash provided by financing activities for fiscal 1997 totaled $29.9 million and included cash generated from the exercise of employee stock options and the related income tax benefit available to the Company upon exercise of such options and cash generated from the Company's employee stock purchase plan. As options granted under the Company's stock option plans vest, the Company will continue to receive proceeds and a tax deduction as a result of option exercises; however, neither the amounts nor the timing thereof can be predicted.

         Cash requirements for fiscal 1998, other than normal operating expenses, are expected to consist primarily of capital expenditures related to the addition of new Company-operated retail stores. The Company and its licensees plan to open at least 350 new stores in continental North America during fiscal 1998. The Company also anticipates incurring additional expenditures for enhancing its production capacity and information systems and remodeling certain existing stores. While there can be no assurance that current expectations will be realized, management expects capital expenditures for fiscal 1998 to be approximately $200 million. Longer term, the Company expects to reach its goal of 2000 stores in continental North America by the year 2000 using cash flow generated from operations supplemented by additional debt or equity financing, if necessary.

         Management currently anticipates additional cash requirements of approximately $10 million for its domestic joint ventures and international expansion during fiscal 1998. In addition, under the terms of the Company's corporate office lease, the Company provides financing to the building owner to be used exclusively for facilities and leasehold development costs to accommodate the Company. Any funds advanced by the Company are repaid with interest over a term not to exceed 20 years. During fiscal 1997, the Company provided approximately $3.6 million under this agreement. As of September 28, 1997, the total amount provided to date was $8.2 million. During fiscal 1998, the Company intends to provide additional funds of approximately $2 million under this agreement. The maximum amount available under the agreement is $17 million.

         Management believes that existing cash and investments plus cash generated from operations should be sufficient to finance capital requirements for its core businesses through fiscal 1998. Any new joint ventures, other new business opportunities, or store expansion rates substantially in excess of that presently planned may require outside funding.

                              YEAR 2000 COMPLIANCE

         The Company has evaluated the costs necessary to make its computer systems Year 2000 compliant. The bulk of these costs are expected to be incurred during fiscal 1998 and are not expected to have a material impact on the Company's cash flows, results of operations or financial condition.

             COFFEE PRICES, AVAILABILITY AND GENERAL RISK CONDITIONS

         Green coffee commodity prices are subject to substantial price fluctuations, generally caused by multiple factors including weather, political and economic conditions in certain coffee-producing countries and other supply-related matters. In addition, green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations, such as the International Coffee Organization and the Association of Coffee Producing Countries, which have historically attempted to influence commodity prices of green coffee through agreements establishing export quotas or restricting coffee supplies worldwide. During fiscal 1997, worldwide green coffee commodity prices increased significantly and remain high relative to historical levels.In response, the Company effected sales price increases on its whole bean coffees and its coffee beverages to mitigate the effects of anticipated increases in its costs of supply. The Company's margins were favorably impacted by these sales price increases during most of the second half of fiscal 1997 because the Company had existing inventories and fixed price purchase commitments for some of its supply of green coffees. During the fourth quarter of fiscal 1997, cost of goods began reflecting the higher cost coffees purchased since the sustained rise in coffee costs. Management believes the Company's gross margins may experience compression in fiscal 1998 due to these higher cost coffees.

         The Company enters into fixed price purchase commitments in order to secure an adequate supply of quality green coffee and fix costs for future periods. As of September 28, 1997 the Company had approximately $54 million in fixed price purchase commitments which, together with existing inventory, is expected to provide an adequate supply of green coffee well into fiscal 1998. The Company believes, based on relationships established with its suppliers in the past, that the risk of non-delivery on such purchase commitments is remote.

         Although green coffee commodity prices are lower than the highs reached during mid-fiscal 1997, they are still high relative to historical levels. If coffee commodity prices remain at their current levels, the Company will continue to incur substantially higher costs for the specialty coffees it purchases compared to fiscal 1997. The Company's ability to raise sales prices in response to rising coffee prices may be limited.

         In addition to fluctuating coffee prices, management believes that the Company's future results of operations and earnings could be significantly impacted by other factors such as increased competition within the specialty coffee industry, the Company's ability to find optimal store locations at favorable lease rates, the increased costs associated with opening and operating retail stores in new markets, the Company's continued ability to hire, train, and retain qualified personnel, and the Company's ability to obtain adequate capital to finance its planned expansion.

                           FINANCIAL RISK MANAGEMENT

         The Company maintains investment portfolio holdings of various issuers, types, and maturities. These securities are classified as available-for-sale, and are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of retained earnings. As of September 28, 1997, approximately 93% of the total portfolio was invested in short-term marketable debt securities with maturities less than one year. An additional 6% was invested in long-term marketable debt securities with maturities of 12 to 18 months, and the remaining 1% was invested in marketable equity securities. The Company does not hedge its interest rate exposures. Based on the current portfolio, a 100 basis point move in the Federal Funds Rate, which has occurred in only three of the past 40 quarters, would not have a material impact on the Company's financial condition.

         The Company has retail operations in Canada and is, therefore, subject to foreign currency exchange rate exposure. Historically, the exchange rate volatility and related exposure to the Company has been minimal. At the present time, the Company does not hedge foreign currency risk, but management is currently evaluating a foreign exchange hedging strategy.

                       SEASONALITY AND QUARTERLY RESULTS

         The Company's business is subject to seasonal fluctuations. Significant portions of the Company's net revenues and profits are realized during the first quarter of the Company's fiscal year, which includes the December holiday season. In addition, quarterly results are affected by the timing of the opening of new stores, and the Company's rapid growth may conceal the impact of other seasonal influences. Because of the seasonality of the Company's business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

                            NEW ACCOUNTING STANDARDS

         In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 128, "Earnings Per Share." This pronouncement establishes new standards for the computation, presentation and disclosure requirements for earnings per share (EPS). SFAS 128 is effective for periods ending after December 15, 1997 and requires restatement of all prior period EPS data presented. The Company is required to adopt SFAS 128 in its first quarter of fiscal 1998. If the provisions of SFAS 128 had been used to calculate EPS for the 1997, 1996, and 1995 fiscal years, pro forma EPS would have been as follows:

Pro forma earnings per share under SFAS 128:

                                      Sept 28,      Sept 29,       Oct 1,
                                       1997          1996           1995
                                    (52 Weeks)    (52 Weeks)     (52 Weeks)
                                    --------       --------       --------
Basic Earnings per share            $   0.73       $   0.57       $   0.38

Diluted Earnings per share          $   0.70       $   0.54       $   0.37

         In June 1997, the FASB issued SFAS 130 "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements. The Company will adopt SFAS 130 in fiscal 1999.

         In June 1997, the FASB issued SFAS 131 "Disclosures about Segments of an Enterprise and Related Information," which changes the way public companies report information about operating segments. The Company will adopt SFAS 131 in fiscal 1999. This statement, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers, and the major countries in which the company holds assets and reports revenues.

         Management believes that the adoption of these new standards will not have a material impact on the Company's financial position or results of operations.

                          CONSOLIDATED BALANCE SHEETS

                       (in thousands, except share data)

                                                                                  Sept 28, 1997    Sept 29, 1996
----------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
    Cash and cash equivalents                                                        $ 70,126          $126,215
    Short-term investments                                                             83,504           103,221
    Accounts and notes receivable                                                      30,524            17,621
    Inventories                                                                       119,526            83,370
    Prepaid expenses and other current assets                                           8,763             6,534
    Deferred income taxes, net                                                          4,164             2,580
----------------------------------------------------------------------------------------------------------------
        Total current assets                                                          316,607           339,541
Joint ventures and other investments                                                   34,464             4,401
Property, plant, and equipment, net                                                   483,259           369,477
Deposits and other assets                                                              16,342            13,194
                                                                                     ---------------------------
        Total                                                                        $850,672          $726,613
----------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current Liabilities:
    Accounts payable                                                                 $ 46,324          $ 38,034
    Checks drawn in excess of bank balances                                            25,807            16,241
    Accrued compensation and related costs                                             25,894            15,001
    Accrued interest payable                                                            2,927             3,004
    Accrued occupancy costs                                                            12,184             7,976
    Other accrued expenses                                                             25,893            20,835
----------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                     139,029           101,091
Deferred income taxes, net                                                             12,784             7,114
Capital lease obligations                                                               2,009             1,728
Convertible subordinated debentures                                                   165,020           165,020
Commitments and contingencies (notes 4, 5, 8, and 12)

Shareholders' Equity:
    Common stock--Authorized, 150,000,000 shares;
        issued and outstanding, 79,058,754 and 77,583,868 shares                      386,877           361,309
Retained earnings, including cumulative translation adjustment of $(1,603)
    and $(776) respectively, and net unrealized holding gain on investments
    of $63 and $2,046, respectively                                                   144,953            90,351
                                                                                     ---------------------------
        Total shareholders' equity                                                    531,830           451,660
                                                                                     ---------------------------
        Total                                                                        $850,672          $726,613
----------------------------------------------------------------------------------------------------------------

                      CONSOLIDATED STATEMENTS OF EARNINGS

                   (in thousands, except earnings per share)

Fiscal year ended:                                                        Sept 28, 1997        Sept 29, 1996        Oct 1, 1995
-------------------------------------------------------------------------------------------------------------------------------
Net revenues                                                                 $ 966,946           $ 696,481           $ 465,213
Cost of sales and related occupancy costs                                      432,190             335,800             211,279
Store operating expenses                                                       309,133             210,693             148,757
Other operating expenses                                                        28,116              19,787              13,932
Depreciation and amortization                                                   52,141              35,950              22,486
General and administrative expenses                                             57,144              37,258              28,643
-------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                88,222              56,993              40,116
Interest and other income                                                       12,393              11,029               6,792
Interest expense                                                                (7,266)             (8,739)             (3,765)
Gain on sale of investment in Noah's                                                 --              9,218                  --
-------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                    93,349              68,501              43,143
Income taxes                                                                    35,937              26,373              17,041
-------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                 $  57,412           $  42,128           $  26,102
-------------------------------------------------------------------------------------------------------------------------------
Net earnings per common and common equivalent share - primary                $    0.70           $    0.55           $    0.37
Net earnings per common and common equivalent share - fully diluted          $    0.70           $    0.54           $    0.36
Weighted average shares outstanding:
    Primary                                                                     81,638              76,964              71,309
    Fully diluted                                                               89,231              80,831              71,909
-------------------------------------------------------------------------------------------------------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in thousands)


Fiscal year ended:                                                            Sept 28, 1997      Sept 29, 1996        Oct 1, 1995
---------------------------------------------------------------------------------------------------------------------------------
Operating Activities:
Net earnings                                                                   $  57,412           $  42,128           $  26,102
Adjustments to reconcile net earnings to net cash provided
    by operating activities:
    Depreciation and amortization                                                 58,203              39,370              24,827
    Provision for store remodels and asset disposals                               1,049                 412               2,745
    Deferred income taxes, net                                                     5,328               4,407                  84
    Equity in losses of investees                                                  2,760               1,935               1,156
    Gain on sale of investment in Noah's                                              --              (9,218)                 --
Cash (used) provided by changes in operating assets and liabilities:
    Accounts and notes receivable                                                (12,907)             (7,771)             (4,456)
    Inventories                                                                  (36,185)             40,274             (67,579)
    Prepaid expenses and other current assets                                     (2,236)             (1,769)                519
    Accounts payable                                                               8,113               9,291              19,590
    Accrued compensation and related costs                                        10,871               2,208               3,717
    Accrued interest payable                                                         (77)              3,207                  24
    Accrued occupancy costs                                                        4,208               3,345               2,353
    Other accrued expenses                                                         4,452               8,860               3,469
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                        100,991             136,679              12,551
Investing Activities:
Purchase of investments                                                         (171,631)           (178,643)           (136,256)
Sale of investments                                                                9,257              17,144              27,702
Maturity of investments                                                          173,665             103,056              74,808
Investments in joint ventures and other investments                              (27,624)             (6,040)            (12,484)
Proceeds from sale of equity investments                                              --              20,550                  --
Additions to property, plant, and equipment                                     (169,667)           (161,814)           (129,386)
Additions to deposits and other assets                                            (1,004)             (1,132)               (854)
---------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                           (187,004)           (206,879)           (176,470)
Financing Activities:
Increase in cash provided by checks drawn in excess of bank balances               9,543               3,096               1,180
Proceeds from sale of convertible debentures                                          --             165,020                  --
Debt issuance costs                                                                   --              (4,045)                 --
Proceeds from notes payable                                                           --                  --              19,000
Principal repayments of notes payable                                                 --                  --             (19,000)
Net proceeds from sale of common stock                                                --                  --             163,873
Proceeds from sale of common stock under employee stock purchase plan              2,313               1,735                 263
Exercise of stock options and warrants                                            13,629               8,032               3,157
Tax benefit from exercise of nonqualified stock options                            9,626               6,808               4,754
Payments received on subscription notes receivable                                    --                  --               3,671
Payments on capital lease obligations                                             (1,566)               (575)               (147)
Debt conversion costs                                                                 --                (290)                 --
Advances to landlord                                                              (3,600)             (4,300)               (300)
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                         29,945             175,481             176,451
Effect of exchange rate changes on cash and cash equivalents                         (21)                (10)                 18
---------------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                                 (56,089)            105,271              12,550
Cash and Cash Equivalents:
Beginning of year                                                                126,215              20,944               8,394
---------------------------------------------------------------------------------------------------------------------------------
End of year                                                                    $  70,126           $ 126,215           $  20,944
---------------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
    Interest                                                  $  7,111           $  5,630          $  3,738
    Income taxes                                                19,679             12,127            10,761
Noncash Financing and Investing Transactions:
Equipment acquired under capital lease                        $  2,434           $  2,089          $  1,522
Net unrealized holding (losses) gains on investments            (1,983)             2,012               141
Conversion of convertible debt into common stock,
    net of unamortized issue costs                                  --             79,345               100

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                        (in thousands, except share data)

                                                  Common stock             Retained
                                             Shares         Amount         earnings    Total
------------------------------------------------------------------------------------------------
Balance, October 2, 1994                   57,936,988   $    89,861   $    20,037   $   109,898
    Exercise of stock options including
        tax benefit of $4,754                 945,780         7,911            --         7,911
    Sale of common stock                   12,050,000       163,873            --       163,873
    Payments received on stock
        subscription notes                         --         3,671            --         3,671
    Conversions of convertible debt into
        common stock                            6,798           100            --           100
    Sale of common stock under employee
        stock purchase plan                    17,424           263            --           263
    Net earnings                                   --            --        26,102        26,102
    Unrealized holding gains, net                  --            --           141           141
    Translation adjustment                         --            --           272           272
------------------------------------------------------------------------------------------------
Balance, October 1, 1995                   70,956,990       265,679        46,552       312,231
    Exercise of stock options including
        tax benefit of $6,808               1,177,736        14,840            --        14,840
    Conversions of convertible debt into
        common stock                        5,359,769        79,055            --        79,055
    Sale of common stock under employee
        stock purchase plan                    89,373         1,735            --         1,735
    Net earnings                                   --            --        42,128        42,128
    Unrealized holding gains, net                  --            --         2,012         2,012
    Translation adjustment                         --            --          (341)         (341)
------------------------------------------------------------------------------------------------
Balance, September 29, 1996                77,583,868       361,309        90,351       451,660

    Exercise of stock options including
        tax benefit of $9,626               1,381,915        23,255            --        23,255
    Sale of common stock under employee
        stock purchase plan                    92,971         2,313            --         2,313
    Net earnings                                   --            --        57,412        57,412
    Unrealized holding losses, net                 --            --        (1,983)       (1,983)
    Translation adjustment                         --            --          (827)         (827)
------------------------------------------------------------------------------------------------
Balance, September 28, 1997                79,058,754   $   386,877   $   144,953   $   531,830
------------------------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (years ended September 28, 1997, September 29, 1996, and October 1, 1995)



               NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Description of Business Starbucks Corporation and its subsidiaries ("Starbucks" or the "Company") purchase and roast high-quality whole bean coffees and sell them, along with a variety of coffee beverages, pastries, confections, and coffee-related accessories and equipment, primarily through Company-operated and licensed retail stores located throughout the United States and in parts of Canada and the Pacific Rim. In addition to sales through its Company-owned retail stores, the Company sells primarily whole bean coffees through a specialty sales group and a direct response business. Starbucks, through its joint venture partnerships, also produces and sells bottled Frappuccino(TM) coffee drink and a line of premium coffee ice creams.

         Basis of Presentation The consolidated financial statements include the accounts of Starbucks Corporation and its wholly owned subsidiaries. Investments in unconsolidated joint ventures are accounted for under the equity method. Material intercompany transactions during the periods covered by these consolidated financial statements have been eliminated.

         Fiscal Year End The Company's fiscal year ends on the Sunday closest to September 30. Fiscal years 1997, 1996, and 1995 each had 52 weeks.

         Estimates and Assumptions The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates.

         Cash and Cash Equivalents The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

         Cash Management The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Checks issued but not presented for payment to the bank are reflected as "Checks drawn in excess of bank balances" in the accompanying financial statements.

         Investments The Company's investments consist primarily of investment-grade marketable debt securities, all of which are classified as available-for-sale and recorded at fair value as defined below. Unrealized holding gains and losses are recorded, net of any tax effect, as a component of retained earnings.

         Fair Value of Financial Instruments The carrying value of cash and cash equivalents approximates fair value because of the short-term maturity of those instruments. The fair value of the Company's investments in marketable debt and equity securities is based upon the quoted market price on the last business day of the fiscal year plus accrued interest, if any. The fair value and amortized cost of the Company's investments (short- and long-term) at September 28, 1997, were $88.7 million and $88.6 million, respectively. The fair value and amortized cost of the Company's short-term investments at September 29, 1996, were $103.2 million and $99.9 million, respectively. For further detail on investments, see
Note 3. The fair value of the Company's 4 1/4% Convertible Subordinated Debentures due 2002 (see Note 7) is based on the quoted market price on the last business day of the fiscal year. As of September 28, 1997, the fair value and principal amount of the 4 1/4% Convertible Subordinated Debentures due 2002 were $294.6 million and $165.0 million, respectively. The fair value and principal amount of these Debentures at September 29, 1996, were $248.0 million and $165.0 million, respectively.

         Inventories Inventories are stated at the lower of cost (primarily moving average cost) or market.

         Property, Plant, and Equipment Property, plant, and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of property, plant, and equipment, which includes amortization of assets under capital leases, is provided on the straight-line method over estimated useful lives, generally ranging from three to seven years for equipment and 40 years for buildings. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease life, generally ten years. The portion of depreciation expense related to production and distribution facilities is included in "Cost of sales and related occupancy costs". When facts and circumstances indicate that the cost of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the asset to projected future cash flows. Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss by a charge against current operations.

         Hedging and Futures Contracts The Company may, from time to time, enter into futures contracts to hedge price-to-be-established coffee purchase commitments with the objective of minimizing cost risk due to market fluctuations. The Company did not purchase or sell futures contracts during fiscal 1997, 1996, or 1995.

         Advertising The Company expenses costs of advertising the first time the advertising campaign takes place, except for direct response advertising, which is capitalized and amortized over its expected period of future benefit. Direct response advertising consists primarily of mail order catalog costs and customer retention program costs. Catalog costs are amortized over the period from the catalog mailing until the issuance of the next catalog, typically three months. Customer retention program costs are amortized over six months.

         Store Preopening Expenses Costs incurred in connection with start-up and promotion of new store openings are expensed as incurred.

         Rent Expense Certain of the Company's lease agreements provide for scheduled rent increases during the lease terms, or for rental payments commencing at a date other than the date of initial occupancy. Rent expenses are recognized on a straight-line basis over the terms of the leases.

         Foreign Currency Translation The accumulated foreign currency translation relates to the Company's operations in Canada. Assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts at the average exchange rates during the year. Resulting translation adjustments are recorded directly to a separate component of retained earnings.

         Income Taxes The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

         Earnings per Share The computation of primary earnings per share is based on the weighted average number of shares outstanding during the period plus dilutive common stock equivalents consisting primarily of certain shares subject to stock options. The numbers of shares resulting from this computation for fiscal 1997, 1996, and 1995 were 81.6 million, 77.0 million, and 71.3 million, respectively.

         The computation of fully diluted earnings per share assumes conversion of the Company's convertible subordinated debentures using the "if converted" method, when such securities are dilutive, with net income adjusted for the after-tax interest expense and amortization applicable to these debentures.
The numbers of shares resulting from this computation for fiscal 1997, 1996, and 1995 were 89.2 million, 80.8 million, and 71.9 million, respectively.

         Recent Accounting Pronouncements In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 128, "Earnings Per Share." This pronouncement establishes new standards for the computation, presentation and disclosure requirements for earnings per share ("EPS"). SFAS 128 is effective for periods ending after December 15, 1997 and requires restatement of all prior period EPS data presented. The Company is required to adopt SFAS 128 in its first quarter of fiscal 1998. If the provisions of SFAS 128 had been used to calculate EPS for the 1997, 1996, and 1995 fiscal years, pro forma EPS would have been as follows:


------------------------------------------------------------------------------------------
Pro forma earnings per share under SFAS 128:
                                               Sept 28,         Sept 29,          Oct 1,
                                                 1997             1996             1995
                                              (52 Weeks)       (52 Weeks)       (52 Weeks)
------------------------------------------------------------------------------------------
Basic Earnings per share                        $ 0.73           $ 0.57           $ 0.38

Diluted Earnings per share                      $ 0.70           $ 0.54           $ 0.37

         In June 1997, the FASB issued SFAS 130 "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements. The Company will adopt SFAS 130 in fiscal 1999.

         In June 1997, the FASB issued SFAS 131 "Disclosures about Segments of an Enterprise and Related Information," which changes the way public companies report information about operating segments. The Company will adopt SFAS 131 in fiscal 1999. This statement, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers, and the major countries in which the Company holds assets and reports revenues.

         Management believes that the adoption of these new standards will not have a material impact on the Company's financial position or results of operations.

         Reclassifications Certain reclassifications of prior years' balances have been made to conform to the fiscal 1997 presentation.



                       NOTE 2: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following (in thousands):

                                                         Sept 28, 1997           Sept 29, 1996
--------------------------------------------------------------------------------------------------
Operating funds and interest-bearing deposits               $ 14,482               $ 11,069
Commercial paper                                              39,649                 93,306
Money market funds                                             8,152                 14,590
Local government obligations                                   4,022                  7,250
Corporate debt securities                                      3,821                     --
--------------------------------------------------------------------------------------------------
                                                            $ 70,126               $126,215
--------------------------------------------------------------------------------------------------

                              NOTE 3: INVESTMENTS

         The company's investments, including aggregate fair values, cost, gross unrealized holding gains, and gross unrealized holding losses, consist of the following (in thousands):

                                                                Gross          Gross
                                                              unrealized    unrealized
                                     Fair        Amortized     holding        holding
September 28, 1997                  value          cost         gains         losses
--------------------------------------------------------------------------------------
Current investments:
 Corporate debt securities         $25,948       $25,944       $    10        $    (6)
 U.S. Government obligations        30,532        30,540             8            (16)
 Commercial paper                   25,720        25,721            --             (1)
Marketable equity securities         1,304         1,198           106             --
--------------------------------------------------------------------------------------
                                   $83,504       $83,403       $   124            (23)
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
Non-current investments:
 Corporate debt securities         $ 4,196       $ 4,194       $     2            $--
 US. Government obligations          1,005         1,006            --             (1)
--------------------------------------------------------------------------------------
                                   $ 5,201       $ 5,200       $     2        $    (1)
--------------------------------------------------------------------------------------

                                                                 Gross         Gross
                                                              unrealized    unrealized
                                     Fair        Amortized     holding        holding
September 29, 1996                  value           cost         gains         losses
--------------------------------------------------------------------------------------
Current investments:
Corporate debt securities          $33,112       $33,118       $    11        $   (17)
 U.S. Government obligations        45,041        45,017            36            (12)
 Commercial paper                   19,958        19,959            --             (1)
 Marketable equity securities        5,110         1,800         3,310             --
--------------------------------------------------------------------------------------
                                  $103,221       $99,894       $ 3,357        $   (30)
--------------------------------------------------------------------------------------

         All investments are classified as available-for-sale as of September 28, 1997 and September 29, 1996. Securities with remaining maturity dates of one year or less are classified as short-term investments. Securities with remaining maturity dates beyond one year are classified as long-term and are included in the line item "Joint ventures and other investments" in the accompanying balance sheets. The specific identification method is used to determine a cost basis for computing realized gains and losses.

         During fiscal 1995, the Company invested $11.3 million in cash for shares of Noah's New York Bagel, Inc. ("Noah's") Series B Preferred Stock. On February 1, 1996, Noah's merged with Einstein Brothers Bagels, Inc. In exchange for its investment in Noah's, the Company received $20.6 million in cash and recognized a $9.2 million pre-tax gain ($5.7 million net of tax) on the transaction.

         In fiscal 1997, 1996, and 1995, proceeds from the sale of investment securities were $9.3 million, $17.1 million, and $27.7 million, respectively. Gross realized gains and losses were not material in 1997, 1996, and 1995 except for the sale of Noah's stock, which occurred in fiscal 1996.

                              NOTE 4: INVENTORIES

Inventories consist of the following (in thousands):

                                                  Sept 28, 1997      Sept 29, 1996
-------------------------------------------------------------------------------------
Coffee
 Unroasted                                           $ 65,197           $ 37,127
 Roasted                                               13,932              9,753
Other merchandise held for sale                        33,168             29,518
Packaging and other supplies                            7,229              6,972
-------------------------------------------------------------------------------------
                                                     $119,526           $ 83,370
-------------------------------------------------------------------------------------

         As of September 28, 1997, the Company had fixed price inventory purchase commitments for green coffee totaling approximately $54 million. The Company believes, based on relationships established with its suppliers in the past, that the risk of non-delivery on such purchase commitments is remote.

                  NOTE 5: JOINT VENTURES AND OTHER INVESTMENTS

         Joint Ventures Starbucks has entered into several joint ventures, all of which are accounted for using the equity method. The Company's share of joint venture income or losses is included in "Other operating expenses."

         The Company has domestic joint ventures with two companies to produce and distribute Starbucks branded coffee-related products. During fiscal 1994, the Company entered into a 50/50 joint venture and partnership agreement (the "Partnership Agreement") with Pepsi-Cola Company ("Pepsi") to develop ready-to-drink coffee-based beverages. During fiscal 1996, the Company modified the Partnership Agreement to revise the allocation of start-up risks and expenses between partners. Also during fiscal 1996, the Company entered into a 50/50 joint venture agreement with Dreyer's Grand Ice Cream, Inc. to develop and distribute premium coffee ice creams.

         The Company is a partner in two other joint ventures. During fiscal 1996, the Company signed an agreement with SAZABY Inc., a Japanese retailer and restaurateur, to form a joint venture partnership (50/50) to develop Starbucks retail stores in Japan. On August 3, 1996, the Company entered into a joint venture partnership as a 5% partner with Cafe Partners Hawaii to develop Starbucks retail stores in Hawaii.

         The Company's investments in and losses from these joint ventures are as follows (in thousands):

                                         Pepsi        All other
                                    joint venture  joint ventures        Total
--------------------------------------------------------------------------------
Balance, October 2, 1994               $    300        $     --        $    300
  Allocated share of losses              (1,156)             --          (1,156)
  Capital contributions                   1,150              --           1,150
--------------------------------------------------------------------------------
Balance, October 1, 1995                    294              --             294
  Allocated share of losses                (401)         (1,534)         (1,935)
  Capital contributions                   2,725           3,315           6,040
--------------------------------------------------------------------------------
Balance, September 29, 1996               2,618           1,781           4,399
  Allocated share of losses              (2,384)           (376)         (2,760)
  Capital contributions                  27,259             365          27,624
--------------------------------------------------------------------------------
Balance, September 28, 1997            $ 27,493        $  1,770        $ 29,263

                     NOTE 6: PROPERTY, PLANT, AND EQUIPMENT

         Property, plant, and equipment are recorded at cost and consist of the following (in thousands):

                                               Sept 28, 1997         Sept 29, 1996
-------------------------------------------------------------------------------------
Land                                              $   3,602           $   3,602
Building                                              8,338               8,338
Leasehold improvements                              350,173             255,567
Roasting and store equipment                        167,547             120,575
Furniture, fixtures, and other                       47,378              38,794
-------------------------------------------------------------------------------------
                                                    577,038             426,876
Less accumulated depreciation
 and amortization                                  (143,339)            (88,003)
-------------------------------------------------------------------------------------
                                                    433,699             338,873
Work in progress                                     49,560              30,604
-------------------------------------------------------------------------------------
                                                  $ 483,259           $ 369,477
-------------------------------------------------------------------------------------

                   NOTE 7: CONVERTIBLE SUBORDINATED DEBENTURES

         During fiscal 1993, the Company issued $80.5 million in principal amount of 4 1/2% Convertible Subordinated Debentures Due 2003. On April 12, 1996, the Company called these debentures for redemption. The total principal amount converted, net of unamortized issue costs, accrued but unpaid interest, and costs of conversion was credited to common stock.

         During the first quarter of fiscal 1996, the Company issued approximately $165.0 million in principal amount of 4 1/4% Convertible Subordinated Debentures Due 2002 (the "Debentures"). Net proceeds to the Company were approximately $161.0 million. Interest was payable on May 1 and November 1 of each year. The Debentures were convertible into common stock of the Company at a price of $23.25, subject to adjustment under certain conditions, and were redeemable on or after November 10, 1997 at the option of the Company, at specified redemption prices and subject to certain conditions. Costs incurred in connection with the issuance of the Debentures were included in "Deposits and other assets" and were amortized on a straight-line basis over the seven-year period to maturity.

         On October 21, 1997, the Company called the Debentures for redemption. Substantially all of these Debentures were converted into approximately 7.1 million shares of the Company's common stock prior to the redemption date.

                                 NOTE 8: LEASES

         The Company leases retail stores, roasting and distribution facilities, and office space under operating leases expiring through 2015. Most lease agreements contain renewal options and rent escalation clauses. Certain leases provide for contingent rentals based upon gross sales. The Company also leases certain computer equipment and software under agreements classified as capital leases with original lease terms ranging from two to four years.

         Rental expense under these lease agreements was as follows (in thousands):

Fiscal year ended:             Sept 28, 1997         Sept 29, 1996         Oct 1, 1995
-------------------------------------------------------------------------------------------
Minimum rentals                  $52,919               $37,527               $21,590
Contingent rentals                 1,193                 1,190                 1,088
-------------------------------------------------------------------------------------------
                                 $54,112               $38,717               $22,678
-------------------------------------------------------------------------------------------

            Minimum future rental payments under non-cancelable lease obligations as of September 28, 1997 are as follows (in thousands):

Fiscal year ending:                            Capital Leases        Operating Leases
-------------------------------------------------------------------------------------------
1998                                              $  2,155                $ 52,845
1999                                                 1,543                  53,179
2000                                                   783                  53,420
2001                                                    --                  53,787
2002                                                    --                  53,705
Thereafter                                              --                 205,525
-------------------------------------------------------------------------------------------
Total minimum lease payments                      $  4,481                $472,461
Less: Amounts representing interest
 and other expenses                                   (669)
-------------------------------------------------------------------------------------------
Present value of net minimum
         lease payments                              3,812
Less: Current portion                               (1,803)
-------------------------------------------------------------------------------------------
Long-term capital lease obligations               $  2,009
-------------------------------------------------------------------------------------------

         Assets recorded under capital leases are included in "Property, plant, and equipment" within the "Furniture, fixtures, and other" category. Assets recorded under capital leases, net of accumulated amortization, totaled $3.9 million and $3.6 million at September 28, 1997, and September 29, 1996, respectively.

         The Company opened a roasting and distribution facility in York County, Pennsylvania in September 1995 (the "York Plant"). Under the terms of this lease agreement, the Company has an option to purchase the land and building comprising the York Plant for approximately $14 million within five years of the date of occupancy. Such option to purchase also provides that the Company may purchase, within seven years of occupancy, additional land adjacent to the York Plant.

                           NOTE 9: SHAREHOLDERS' EQUITY

         In November 1994, the Company completed a public offering of 12,050,000 shares of newly issued common stock for proceeds of approximately $163.9 million, net of expenses.

         On February 28, 1996, the Company's shareholders approved an amendment to the Company's articles of incorporation increasing the number of authorized common shares from 100,000,000 to 150,000,000.

         The Company's common stock was split two-for-one on December 1, 1995. All applicable share and per-share data in these consolidated financial statements have been restated to give effect to this stock split.

         The Company has authorized 7,500,000 shares of its preferred stock, none of which is outstanding at September 28, 1997.

                         NOTE 10: EMPLOYEE BENEFIT PLANS

         The Company maintains several stock option plans under which the Company may grant incentive stock options and nonqualified stock options to employees and non-employee directors. Stock options have been granted at prices at or above the fair market value on the date of grant. Options vest and expire according to terms established at the grant date.

         The following summarizes all stock option transactions from October 2, 1994, through September 28, 1997.


                                                                   Weighted average price
                                                 Shares                    per share
---------------------------------------------------------------------------------------------
Outstanding, October 2, 1994                   6,117,966                $    6.61
 Granted                                       2,853,476                    13.19
 Exercised                                      (945,780)                    3.34
 Cancelled                                    (1,151,006)                   10.12
---------------------------------------------------------------------------------------------
Outstanding, October 1, 1995                   6,874,656                     9.52
 Granted                                       2,394,617                    19.72
 Exercised                                    (1,177,736)                    6.78
 Cancelled                                      (449,158)                   13.99
---------------------------------------------------------------------------------------------
Outstanding, September 29, 1996                7,642,379                    12.92
---------------------------------------------------------------------------------------------
 Granted                                       2,782,295                    34.26
 Exercised                                    (1,382,443)                    9.92
 Cancelled                                      (379,920)                   21.30
---------------------------------------------------------------------------------------------
Outstanding, September 28. 1997                8,662,311                $   19.72
---------------------------------------------------------------------------------------------
Exercisable, September 28, 1997                3,503,676                $   11.49
---------------------------------------------------------------------------------------------


         At September 29, 1996, 3,316,967 outstanding options were exercisable at the weighted average exercise price of $8.43. At October 1, 1995, 3,108,578 outstanding options were exercisable at the weighted average exercise price of $6.36.

         At September 28, 1997, there were 10,640,907 shares of common stock reserved for issuance pursuant to future stock option grants.

         Additional information regarding options outstanding as of September 28, 1997 is as follows:

                                     Options Outstanding                Options Exercisable
                             -----------------------------------      -----------------------
                                           Weighted
                                            Average    Weighted                      Weighted
                                          Remaining     Average                       Average
     Range of                            Contractual    Exercise                     Exercise
  Exercise Prices             Shares     Life (Years)    Price          Shares         Price
----------------------       ---------      ----       ---------       ---------     ---------
$    0.75    $    8.91       1,458,791      2.61       $    5.69       1,440,024     $    5.68
    10.28        14.56       2,344,737      6.77           12.44       1,355,532         12.44
    15.00        18.81       1,564,803      8.02           18.43         383,811         18.15
    19.38        32.50         926,701      8.35           24.35         305,213         24.91
    33.00        43.50       2,367,279      9.16           34.62          19,096         34.58
----------------------------------------------------------------------------------------------
$    0.75    $   43.50       8,662,311      7.12       $   19.72       3,503,676     $   11.49

         Employee Stock Purchase Plan During fiscal 1995, the Company implemented an employee stock purchase plan. The Company's plan provides that eligible employees may contribute up to 10% of their base earnings toward the quarterly purchase of the Company's common stock up to $25,000 of common stock. The employee's purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the quarterly offering period. No compensation expense is recorded in connection with the plan. The total number of shares issuable under the plan is 4,000,000. There were 92,971 shares issued under the plan during fiscal 1997 at prices ranging from $23.59 to $25.71. There were 89,373 shares issued under the plan during fiscal 1996 at prices ranging from $15.99 to $24.65. There were 17,424 shares issued under the plan during fiscal 1995 at a price of $15.09. Of the 14,583 employees eligible to participate, 2,549 were participants in the plan as of September 28, 1997.

         Accounting For Stock-Based Compensation The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

         Statement of Financial Accounting Standards 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires the disclosure of pro forma net income (loss) and net income (loss) per share as if the Company adopted the fair value method as of the beginning of fiscal 1996. The fair value of stock-based awards to employees is calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

                           Employee Stock Options                          Employee Stock Purchase Plan
                           ------------------------------------------------------------------------------------
                                       1997               1996                  1997                 1996
---------------------------------------------------------------------------------------------------------------
Expected life (years)                1.5 - 6             1.5 - 6                    .25                 .25
Expected volatility                       40%                 40%               45 - 47%              39-61%
Risk-free interest rate          5.41 - 6.54%        5.01 - 6.74%           5.27 - 5.53%        5.27 - 5.49%
Expected dividend yield                  0.0%                0.0%                   0.0%                0.0%
---------------------------------------------------------------------------------------------------------------


         The Company's valuations are based upon a multiple option valuation approach and forfeitures are recognized as they occur. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         As required by SFAS 123, the Company has determined that the weighted average estimated fair values of options granted during fiscal 1997 and 1996 were $11.28 and $6.20 per share, respectively. Had compensation costs for the Company's stock-based compensation plans been accounted for using the fair value method of accounting described by SFAS 123, the Company's net income and earnings per share would have been as follows (in thousands, except earnings per share):

                                                                  Pro Forma
Fiscal Year Ended:                           As Reported        Under SFAS 123
                                            -------------       -------------
September 28, 1997
  Net Income                                $      57,412       $      47,921
  Net earnings per common & common
   equivalent share:
  Primary                                   $        0.70       $        0.59
  Fully diluted                             $        0.70       $        0.59

September 29, 1996
  Net Income                                $      42,128       $      38,525
  Net earnings per common & common
   equivalent share:
  Primary                                   $        0.55       $        0.50
  Fully diluted                             $        0.54       $        0.49


         In applying SFAS 123, the impact of outstanding non-vested stock options granted prior to 1996 has been excluded from the pro forma calculations; accordingly, the 1997 and 1996 pro forma adjustments are not indicative of future period pro forma adjustments.

         Defined Contribution Plans Starbucks maintains voluntary defined contribution plans covering eligible employees as defined in the plan documents. Participating employees may elect to defer and contribute a percentage of their compensation to the plan, not to exceed the dollar amount set by law. The Company matches 25% of each employee's contribution up to a maximum of the first 4% of each employee's compensation.

         The Company's matching contributions to the plans were approximately $0.6 million, $0.3 million, and $0.3 million for fiscal 1997, 1996, and 1995, respectively.


                              NOTE 11: INCOME TAXES

         A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:


Fiscal year ended:                           Sept 28, 1997        Sept 29, 1996          Oct 1, 1995
--------------------------------------------------------------------------------------------------------
Statutory rate                                     35.0%                35.0%               35.0%

State income taxes, net of federal
 income tax benefit                                 3.6                  3.1                 3.6
Other                                               (.1)                 0.4                 0.9
--------------------------------------------------------------------------------------------------------
Effective tax rate                                 38.5%                38.5%               39.5%
--------------------------------------------------------------------------------------------------------

The provision for income taxes consists of the following (in thousands):

Fiscal year ended:             Sept 28, 1997       Sept 29, 1996           Oct 1, 1995
-----------------------------------------------------------------------------------------------
Currently payable:
 Federal                         $25,884               $19,568               $14,672
 State                             4,725                 2,398                 2,285
Deferred liability                 5,328                 4,407                    84
-----------------------------------------------------------------------------------------------
                                 $35,937               $26,373               $17,041
-----------------------------------------------------------------------------------------------

         Deferred income taxes (benefits) reflect the tax effect of temporary differences between the amounts of assets and liabilities for financial reporting purposes and amounts as measured for tax purposes. The tax effect of temporary differences and carry forwards that cause significant portions of deferred tax assets and liabilities are as follows (in thousands):

                                                       Sept 28, 1997            Sept 29, 1996
-------------------------------------------------------------------------------------------------
Depreciation                                              $ 17,136                $ 10,699
Accrued rent                                                (4,356)                 (2,839)
Accrued compensation and related costs                      (1,786)                 (1,219)
Inventory                                                   (1,474)                 (1,531)
Unrealized holding gain on investments, net                     39                   1,281
Other, net                                                    (939)                 (1,857)
-------------------------------------------------------------------------------------------------
                                                          $  8,620                $  4,534
-------------------------------------------------------------------------------------------------

         Taxes payable of $4.5 million and $2.7 million are included in "Other accrued expenses" as of September 28, 1997 and September 29, 1996, respectively.

                     NOTE 12: COMMITMENTS AND CONTINGENCIES

         Under the amended terms of the Company's corporate office lease, the Company provides financing to the building owner to be used exclusively for facilities and leasehold development costs to accommodate the Company. Under this agreement, the Company advanced approximately $3.6 million, $4.3 million and $0.3 million during fiscal 1997, 1996, and 1995, respectively. As of September 28, 1997 and September 29, 1996, the amounts outstanding under the agreement totaled $8.2 million and $4.6 million, respectively. These amounts are included in "Deposits and other assets" on the balance sheet. The maximum amount available under the agreement is $17.0 million. Any funds advanced by the Company will be repaid with interest at 9.5% over a term not to exceed 20 years.

         In the normal course of business, the Company has various legal claims and other contingent matters outstanding. Management believes that any ultimate liability arising from these actions would not have a material adverse effect on the Company's results of operations or financial condition as of and for the fiscal year ended September 28, 1997.

                       NOTE 13: RELATED PARTY TRANSACTIONS

         An employee director of the Company serves as chairman of a wholesale customer of the Company. Sales to this customer were $31.0 million, $22.7 million, and $18.5 million for fiscal 1997, 1996, and 1995, respectively. Amounts receivable from this customer totaled $4.6 million and $2.7 million as of September 28, 1997 and September 29, 1996, respectively.

                    NOTE 14: QUARTERLY FINANCIAL INFORMATION

Summarized quarterly financial information for fiscal years 1997 and 1996 is as follows (in thousands, except earnings per share):

                            First         Second          Third         Fourth
--------------------------------------------------------------------------------
1997 quarter:
 Net revenues             $239,142       $214,915       $242,190       $270,699
 Gross margin              123,583        115,766        139,565        155,842
 Net earnings               14,390          9,643         14,616         18,763
 Net earnings per
 common & common
 equivalent share -
 fully diluted            $   0.18           0.12       $   0.18       $   0.22


1996 quarter:
 Net revenues             $169,537       $153,609       $176,950       $196,385
 Gross margin               83,019         76,671         93,786        107,205
 Net earnings                9,566         10,391          9,446         12,725
 Net earnings per
 common & common
 equivalent share -
 fully diluted            $   0.13           0.14       $   0.12       $   0.16

                             STARBUCKS CORPORATION

                              SEATTLE, WASHINGTON



         We have audited the accompanying consolidated balance sheets of Starbucks Corporation and subsidiaries (the Company) as of September 28, 1997 and September 29, 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended September 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Starbucks Corporation and subsidiaries as of September 28, 1997 and September 29, 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 28, 1997, in conformity with generally accepted accounting principles.




Deloitte & Touche LLP
Seattle, Washington
November 21, 1997

--------------------------------------------------------------------------------


              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
                             STARBUCKS CORPORATION



         The management of Starbucks Corporation is responsible for the preparation and integrity of the financial statements included in this Annual Report to Shareholders. The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based on management's best judgment where necessary. Financial information included elsewhere in this Annual Report is consistent with these financial statements.

         Management maintains a system of internal controls and procedures designed to provide reasonable assurance that transactions are executed in accordance with proper authorization, that transactions are properly recorded in the Company's records, that assets are safeguarded, and that accountability for assets is maintained. The concept of reasonable assurance is based on the recognition that the cost of maintaining our system of internal accounting controls should not exceed benefits expected to be derived from the system. Internal controls and procedures are periodically reviewed and revised, when appropriate, due to changing circumstances and requirements.

         Independent auditors are appointed by the Company's Board of Directors and ratified by the Company's share-holders to audit the financial statements in accordance with generally accepted auditing standards and to independently assess the fair presentation of the Company's financial position, results of operations, and cash flows. Their report appears in this Annual Report.

         The Audit Committee of the Board of Directors, a majority of whom are outside directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit Committee meets periodically with management and the independent auditors to ensure that each is properly discharging its responsibilities. The independent auditors have full and free access to the Committee without the presence of management to discuss the results of their audits, the adequacy of internal accounting controls, and the quality of financial reporting.











--------------------------------------------------------------------------------
Howard Schultz            Orin Smith               Michael Casey
chairman and              president and            executive vice president and
chief executive officer   chief operating officer  chief financial officer