Form 10-K, Exhibit 13
period 1998-09-27
STARBUCKS CORP
filed 1998-12-28
CIK 829224

                                   EXHIBIT 13

               PORTIONS OF THE 1998 ANNUAL REPORT TO SHAREHOLDERS

                             SHAREHOLDER INFORMATION
                              STARBUCKS CORPORATION

MARKET INFORMATION AND DIVIDEND POLICY. The Company's Common Stock is traded on the National Market tier of The Nasdaq Stock Market, Inc. ("Nasdaq") under the symbol "SBUX". The following table sets forth the quarterly high and low sale prices per share of the Common Stock as reported by Nasdaq for each quarter during the last two fiscal years.


Fiscal year ended                                          High              Low
-----------------                                          ----              ---
September 27, 1998
     First Quarter                                     $ 41 13/16          $31 7/16
     Second Quarter                                       43 1/16           33 5/8
     Third Quarter                                        54 1/8           43 1/8
     Fourth Quarter                                       58 1/6           29 3/16
September 28, 1997
     First Quarter                                     $  40 1/4          $28 7/8
     Second Quarter                                       37 1/4           27 3/8
     Third Quarter                                        39 1/2           26 1/8
     Fourth Quarter                                       44 3/4           34 1/8

As of December 1, 1998, the Company had 7,757 shareholders of record. The Company has never paid any dividends on its Common Stock. The Company presently intends to retain earnings for use in its business and therefore does not anticipate paying a cash dividend in the near future.

Company Filings and Information. The Company's Annual Report on Form 10-K for the fiscal year ended September 27, 1998 may be obtained without charge by accessing the Company's filings at www.sec.gov or by sending a written request to Investor Relations at the address below.

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

As of and for the fiscal year ended:                Sept 27, 1998    Sept 28, 1997     Sept 29, 1996    Oct 1, 1995    Oct 2, 1994
                                                       (52 Wks)        (52 Wks)           (52 Wks)        (52 Wks)       (52 Wks)
                                                     ----------        ----------        ----------      ----------     ----------
Results of Operations Data:
Net revenues
     Retail                                          $1,102,574        $  836,291        $  601,458      $  402,655     $  248,495
     Specialty Sales                                    206,128           139,098            96,414          62,558         36,428
                                                     ----------        ----------        ----------      ----------     ----------
Total net revenues                                    1,308,702           975,389           697,872         465,213        284,923
Merger expenses(1)                                        8,930                --                --              --          3,867
Operating income                                        109,216            86,199            56,575          40,116         23,298
Gain on sale of investment (2)                               --                --             9,218              --             --


Net earnings                                         $   68,372        $   55,211        $   41,710      $   26,102     $   10,206
Net earnings per common share - diluted(3)           $     0.75        $     0.66        $     0.53      $     0.37     $     0.17
Cash dividends per share                                     --                --                --              --             --
                                                     ----------        ----------        ----------      ----------     ----------
Balance Sheet Data:
Working capital                                      $  157,805        $  172,079        $  239,365      $  134,304     $   44,162
Total assets                                            992,755           857,152           729,227         468,178        231,421
Long-term debt (including current portion)                1,803           168,832           167,980          81,773         80,500
Shareholders' equity                                 $  794,297        $  533,710        $  454,050      $  312,231     $  109,898
                                                     ----------        ----------        ----------      ----------     ----------

Store Operating Data:
Percentage change in comparable store sales(4)                5%                5%                7%              9%             9%
Stores open at year end:
     Continental North America:
       Company-operated stores                            1,622             1,270               929             627            399
       Licensed stores (5)                                  133                94                75              49             26
     International stores:
       Company-operated - United Kingdom                     66                31                 9               1              0
       Licensed stores (5)                                   65                17                 2               0              0
                                                     ----------        ----------        ----------      ----------     ----------
Total stores                                              1,886             1,412             1,015             677            425

(1) Merger expenses relate to the transactions with Seattle Coffee Company in fiscal 1998 and the Coffee Connection, Inc. in fiscal 1994.

(2) Gain on sale of investment in Noah's New York Bagel, Inc. stock in fiscal 1996.

(3) Earnings per share is based on the weighted average shares outstanding during the period plus common stock equivalents consisting of certain shares subject to stock options. In addition, the presentation of diluted earnings per share assumes conversion of the Company's convertible subordinated debentures using the "if converted" method, when such securities are dilutive, with net income adjusted for the after-tax interest expense and amortization applicable to these debentures.

(4)  Includes only Company-operated stores open 13 months or longer.

(5) Product sales to and royalties and fees from the Company's licensees are included in the Company's specialty sales revenues. Joint ventures are accounted for on the equity method and therefore their results of operations are not consolidated into the Company's operations.

       CAUTIONARY STATEMENT PURSUANT TO THE PRIVATE SECURITIES LITIGATION
                               REFORM ACT OF 1995

Certain statements set forth in this Annual Report, including anticipated store openings, planned capital expenditures, and trends in or expectations regarding the Company's operations, specifically including the effect of problems associated with the Year 2000, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on currently available operating, financial and competitive information and are subject to risks and uncertainties. Actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, coffee and other raw materials prices and availability, successful execution of internal performance and expansion plans, the impact of competition, the effect of legal proceedings, and other risks detailed herein and in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 1998.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

GENERAL. Starbucks presently derives approximately 84% of net revenues from its Company-operated retail stores. The Company's specialty sales operations, which include product sales to and royalties and fees from wholesale customers, retail store and grocery licensees, and international licensees, as well as direct response sales, accounted for the remaining 16% of net revenues in fiscal 1998.

The Company's fiscal year ends on the Sunday closest to September 30. Fiscal years 1998, 1997, and 1996 each had 52 weeks. The fiscal year ending on October 3, 1999 will include 53 weeks.

The Company's net revenues increased from $975.4 million in fiscal 1997 to $1.3 billion in fiscal 1998, due primarily to the Company's store expansion program and comparable store sales increases. Comparable store sales increased by 5%, 5%, and 7% in fiscal 1998, 1997, and 1996, respectively. As part of its expansion strategy of clustering stores in existing markets, Starbucks has experienced a certain level of cannibalization of existing stores by new stores as the store concentration has increased. However, management believes such cannibalization has been justified by the incremental sales and return on new store investment. This cannibalization, as well as increased competition and other factors, may continue to put downward pressure on the Company's comparable store sales growth in future periods.

The following table sets forth the percentage relationship to total net revenues, unless otherwise indicated, of certain items included in the Company's consolidated statements of earnings:

Fiscal year ended:                           Sept 27, 1998  Sept 28, 1997  Sept 29, 1996
                                                (52 Wks)      (52 Wks)      (52 Wks)
                                                 -----         -----         -----
Statements of Earnings Data:
Net revenues
     Retail                                       84.2%         85.7%         86.2%
     Specialty Sales                              15.8          14.3          13.8
                                                 -----         -----         -----
Total net revenues                               100.0         100.0         100.0
Cost of sales and related occupancy costs         44.2          44.8          48.2
Store operating expenses(1)                       38.0          37.6          35.2
Other operating expenses                           3.3           2.9           2.8
Depreciation and amortization                      5.5           5.4           5.2
General and administrative expenses                5.9           5.9           5.3
Merger expenses                                    0.7           0.0           0.0
     Operating income                              8.3           8.8           8.1
Interest and other income                          0.7           1.3           1.7
Interest and other expense                        (0.1)         (0.7)         (1.3)
Gain on sale of investment                         0.0           0.0           1.3
                                                 -----         -----         -----
     Earnings before income taxes                  8.9           9.4           9.8
Income taxes                                       3.7           3.7           3.8
                                                 -----         -----         -----
     Net earnings                                  5.2%          5.7%          6.0%
                                                 -----         -----         -----

(1) Shown as a percentage of retail sales

                             SEATTLE COFFEE COMPANY

On May 28, 1998, the Company acquired all of the equity interests of Seattle Coffee Holdings Limited ("Seattle Coffee Company"), a United Kingdom roaster and retailer of specialty coffee, in exchange for 1,817,894 shares of Starbucks common stock. This business combination (the "Transaction") has been accounted for as a pooling of interests for accounting and financial reporting purposes. The pooling-of-interests method of accounting is intended to present as a single interest, two or more common shareholders' interests which were previously independent; accordingly, the historical financial statements for the periods prior to the business combination are restated as though the companies had always been combined. The restated financial statements are adjusted to conform the accounting policies and fiscal reporting periods to Starbucks accounting policies and fiscal reporting periods. The Transaction resulted in pre-tax charges of $8.9 million in direct merger costs and $6.6 million in other costs associated with the integration of Seattle Coffee Company. Merger costs consisted mainly of investment banking, legal and accounting fees. Other one-time integration costs were primarily related to asset write-offs due to the planned conversion of Seattle Coffee Company stores to Starbucks. The Transaction resulted in transaction and other related after-tax charges of $0.14 per share in the third quarter of fiscal 1998.

          RESULTS OF OPERATIONS -- FISCAL 1998 COMPARED TO FISCAL 1997

Revenues. Net revenues increased 34% to $1.3 billion for fiscal 1998, compared to $975.4 million for fiscal 1997. Retail sales increased 32% to $1.1 billion from $836.3 million. The increase in retail sales was due primarily to the addition of new Company-operated stores. In addition, comparable store sales increased 5% for the 52 weeks ended September 27, 1998 compared to the same 52-week period in fiscal 1997. Comparable store sales increases resulted from an increase in the number of transactions combined with an increase in the average dollar value per transaction. The increase in average dollar value per transaction was primarily due to the sales price increases effected during fiscal 1997. During fiscal 1998, the Company opened 357 stores in continental North America and 37 stores in the United Kingdom. By fiscal year end, there were 1,622 Company-operated stores in continental North America and 66 in the United Kingdom.

Specialty Sales revenues increased 48% to $206.1 million for fiscal 1998 from $139.1 million for fiscal 1997. The increase was due primarily to increased sales and license fees in the grocery category, increased sales to the Company's joint ventures and licensees, and higher wholesale club sales. The Company sells roasted coffee to its joint venture with Pepsi-Cola Company, a division of PepsiCo, Inc., (the "North American Coffee Partnership") for use in the manufacture of its bottled Frappuccino(TM) beverage. The Company also sells coffee extract to Dreyer's Grand Ice Cream, Inc. ("Dreyer's") for use in the manufacture of Starbucks branded ice cream sold by the Company's joint venture with Dreyer's (the "Ice Cream Joint Venture"). Licensees (including those in which the Company is a joint venture partner) opened 45 stores in continental North America and 48 stores in international markets. The Company ended the year with 133 licensed stores in continental North America and 65 licensed stores in international markets.

Costs and Expenses. Cost of sales and related occupancy costs as a percentage of net revenues decreased to 44.2% for fiscal 1998 compared to 44.8% for fiscal 1997. This decrease was primarily the result of prior year sales price increases partially offset by higher green coffee costs.

Store operating expenses as a percentage of retail sales increased to 38.0% for fiscal 1998 from 37.6% for fiscal 1997. This was due to integration costs associated with the Transaction. Excluding these costs, store operating expenses for fiscal 1998 would have been 37.5% of retail sales.

Other operating expenses (expenses associated with the Company's specialty sales operations, as well as the Company's share of joint venture profits and losses) increased to 3.3% of net revenues for fiscal 1998 from 2.9% for fiscal 1997. The increase was attributable to higher advertising expenses and higher payroll-related costs for the Company's international and grocery businesses partially offset by improved results of both the North American Coffee Partnership and the Ice Cream Joint Venture. Management anticipates that the joint ventures with Pepsi and Dreyer's will contribute positively to earnings in fiscal 1999 and that the international operations will remain dilutive to earnings in fiscal 1999.

MERGER EXPENSES. Merger expenses of $8.9 million consisted mainly of investment banking, legal and accounting fees.

Interest and Other Income. Interest and other income for fiscal 1998 was $8.5 million, compared to $12.4 million for fiscal 1997. The decrease was primarily due to lower average investment balances.

Interest and Other Expense. Interest and other expense for fiscal 1998 was $1.4 million compared to $7.3 million for fiscal 1997. The decrease was due to the conversion of the Company's $165.0 million 4 1/4% Convertible Subordinated Debentures to common stock during the first quarter of fiscal 1998.

Income Taxes. The Company's effective tax rate for fiscal 1998 was 41.2% compared to 39.5% in fiscal 1997. The effective tax rate in both years was impacted by non-deductible losses of Seattle Coffee Company prior to the Transaction; fiscal 1998's rate was also affected by Transaction-related costs. Excluding the impact of Transaction-related costs, the effective tax rate would have been 38.3%. Management expects the effective tax rate to be 38.0% during fiscal 1999.

          RESULTS OF OPERATIONS -- FISCAL 1997 COMPARED TO FISCAL 1996

Revenues. Net revenues increased 40% to $975.4 million for fiscal 1997, compared to $697.9 million for fiscal 1996. Retail sales increased 39% to $836.3 million from $601.5 million. The increase in retail sales was due primarily to the addition of new Company-operated stores. In addition, comparable store sales increased 5% for the 52 weeks ended September 28, 1997 compared to the same 52-week period in fiscal 1996. Comparable store sales increases resulted from an increase in the number of transactions combined with an increase in the average dollar value per transaction. During fiscal 1997, the Company opened 363 Starbucks stores. The Company opened 341 stores in continental North America and 22 stores in the United Kingdom. By fiscal year end, the Company had 1,270 stores in continental North America and 31 in the United Kingdom.

Specialty Sales revenues increased 44% to $139.1 million for fiscal 1997 from $96.4 million for fiscal 1996. The increase was due primarily to increased revenues from sales to the Company's joint ventures and licensees, a chain of wholesale clubs, and business dining accounts. Licensees opened 20 stores in continental North America and opened 15 stores in the Pacific Rim. The Company ended the year with 94 licensed stores in continental North America and 17 in the Pacific Rim.

Costs and Expenses. Cost of sales and related occupancy costs as a percentage of net revenues decreased to 44.8% for fiscal 1997 compared to 48.2% for fiscal 1996. This decrease was primarily the result of lower green coffee costs as a percentage of net revenues and, to a much lesser extent, the impact of sales price increases.

Store operating expenses as a percentage of retail sales increased to 37.6% for fiscal 1997 from 35.2% for fiscal 1996. This was due to higher advertising expenses and higher payroll-related costs.

Other operating expenses (expenses associated with the Company's specialty sales operations, as well as the Company's share of joint venture profits and losses) increased to 2.9% of net revenues for fiscal 1997 from 2.8% for fiscal 1996. The increase was attributable to higher payroll-related costs offset by lower business taxes and improved contribution from joint ventures. Depreciation and amortization as a percentage of net revenues increased to 5.4% for fiscal 1997 from 5.2% for fiscal 1996.

General and administrative expenses were 5.9% of net revenues for fiscal 1997 compared to 5.3% for fiscal 1996. This increase was due primarily to higher payroll-related costs which were tightly constrained in 1996.

Interest and Other Income. Interest and other income for fiscal 1997 was $12.4 million, compared to $11.0 million for fiscal 1996. The increase was due to gains on sales of investments and higher average interest rates earned on investments, partially offset by lower average investment balances during fiscal 1997.

Interest and Other Expense. Interest and other expense for fiscal 1997 was $7.3 million compared to $8.7 million for fiscal 1996. The decrease in interest expense is due to the conversion of the Company's $80.5 million of 4 1/2% Convertible Subordinated Debentures during the third quarter of fiscal 1996.

Income Taxes. The Company's effective tax rate for fiscal 1997 was 39.5% which increased from 38.7% in fiscal 1996 due to the non-deductible losses incurred by Seattle Coffee Company prior to the Transaction.

LIQUIDITY AND CAPITAL RESOURCES

The Company ended fiscal 1998 with $123.5 million in total cash and short-term investments. Working capital as of September 27, 1998 totaled $157.8 million compared to $172.1 million at September 28, 1997. Cash and cash equivalents increased by $31.5 million during fiscal 1998 to $101.7 million at September 27, 1998.

Cash provided by operating activities for fiscal 1998 totaled $142.9 million and resulted primarily from net income before non-cash charges of $159.8 million, partially offset by a $23.5 million increase in inventories and a $19.8 million increase in accounts receivable.

Cash used by investing activities for fiscal 1998 totaled $148.8 million. This included capital additions to property, plant, and equipment of $201.9 million related to opening 394 new Company-operated retail stores and remodeling certain existing stores, purchasing roasting and packaging equipment for the Company's roasting and distribution facilities, enhancing information systems, and expanding existing office space. The net activity in the Company's marketable securities portfolio during fiscal 1998 provided $65.9 million. During fiscal 1998, the Company made equity investments of $7.6 million in the North American Coffee Partnership and $4.8 million in its international joint ventures. The Company received $2.8 million in distributions from the Ice Cream Joint Venture. The Company invested excess cash primarily in short-term investment-grade marketable debt securities.

Cash provided by financing activities for fiscal 1998 totaled $37.6 million and included cash generated from the exercise of employee stock options and the related income tax benefit available to the Company upon exercise of such options and cash generated from the Company's employee stock purchase plan. As options granted under the Company's stock option plans vest, the Company will continue to receive proceeds and a tax deduction as a result of option exercises; however, neither the amounts nor the timing thereof can be predicted.

Cash requirements for fiscal 1999, other than normal operating expenses, are expected to consist primarily of capital expenditures related to the addition of new Company-operated retail stores. The Company and its licensees plan to open at least 400 new stores in continental North America and 100 in international markets during fiscal 1999. The Company also anticipates incurring additional expenditures for enhancing its production capacity and information systems and remodeling certain existing stores. While there can be no assurance that current expectations will be realized, management expects capital expenditures for fiscal 1999 to be approximately $250 million and additional cash requirements for its international expansion during fiscal 1999 to be approximately $5 million.

Management believes that existing cash and investments plus cash generated from operations should be sufficient to finance capital requirements for its core businesses through fiscal 1999. Any new joint ventures, other new business opportunities, or store expansion rates substantially in excess of that presently planned may require outside funding. The Company expects to reach its goal of 2,500 stores in continental North America by the end of the year 2000 and at least 500 stores in the Pacific Rim and 500 stores in Europe by the end of the year 2003 using cash flow generated from operations, supplemented by debt financing, if necessary.

                              YEAR 2000 COMPLIANCE

The Year 2000 issue results from computer programs being written using two digits rather than four to define the applicable year. Computer programs, at the Company and elsewhere, with time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to produce and distribute products, process transactions or engage in similar normal business activities. To address the Year 2000 issue and its risks, the Company has formed a cross-functional Task Force, headed by senior management, to evaluate the risks and implement appropriate remediation and contingency plans.

The Company's preparations for the Year 2000 have been divided into two categories: MIS supported systems and other systems and issues. All of the MIS supported systems used at Starbucks have been identified and evaluated and Starbucks is in the process of developing remediation plans for bringing non-compliant applications into compliance. The majority of computer and telephony applications at Starbucks are relatively recent purchases that are not expected to be affected by the Year 2000 problem. The Company expects to have completed its remediation efforts and contingency planning for MIS supported systems by mid-1999. To address issues arising from non-MIS supported systems or embedded chips and to evaluate the Company's exposure to third parties' failures to remediate their Year 2000 problems, the Company has identified the critical product and service suppliers for each of its business units and departments. The Company has solicited information from these critical suppliers about their remediation and contingency plans and their ability to meet the Company's needs in the Year 2000. The Company is tracking responses to such inquiries and plans to work with its suppliers to develop appropriate contingency plans.

There can be no guarantee, however, that the other companies on which the Company relies will be prepared for the Year 2000 and that their Year 2000 problems will not have an adverse effect on the Company.

The Company has spent approximately $0.5 million in direct costs for the Year 2000 compliance project through fiscal 1998 and expects to spend an additional $1.2 million to complete its remediation efforts. These costs and the date on which the Company plans to complete the Year 2000 modification and testing processes are management's best estimates, which are based on numerous assumptions about future events, including the continued availability of certain resources, third party modification plans and other factors. There can be no guarantee that these estimates will prove true and actual results could differ significantly from those projected.

            COFFEE PRICES, AVAILABILITY, AND GENERAL RISK CONDITIONS

Green coffee commodity prices are subject to substantial price fluctuations, generally caused by multiple factors including weather, political and economic conditions in certain coffee-producing countries and other supply-related concerns. In addition, green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence commodity prices of green coffee through agreements establishing export quotas or restricting coffee supplies worldwide. The Company's ability to raise sales prices in response to rising coffee prices may be limited and the Company's profitability could be adversely affected if coffee prices were to rise substantially.

During fiscal 1997, worldwide green coffee commodity prices increased significantly and remained high relative to historical levels through the second quarter of 1998. In response, the Company effected sales price increases during fiscal 1997 on its whole bean coffees and its coffee beverages to mitigate the effects of increases in its costs of supply. Because the Company had existing inventories and fixed-price purchase commitments for some of its green coffee requirements at the time of these sales price increases, the Company's gross margins during the first two quarters of fiscal 1998 were favorably impacted by these sales price increases relative to the corresponding periods of fiscal 1997. During the last two quarters of fiscal 1998, the Company's gross margins were unfavorably impacted relative to the corresponding periods of fiscal 1997 as the Company passed the anniversaries of the sales price increases while cost of sales continued to reflect the higher cost of coffee.

The Company enters into fixed price purchase commitments in order to secure an adequate supply of quality green coffee and bring greater certainty to the cost of sales in future periods. As of September 27, 1998 the Company had approximately $96 million in fixed price purchase commitments which, together with existing inventory, is expected to provide an adequate supply of green coffee well into fiscal 1999. The Company believes, based on relationships established with its suppliers in the past, that the risk of non-delivery on such purchase commitments is remote.

To further reduce its exposure to rising coffee costs, the Company, from time to time, enters into futures contracts to hedge price-to-be-established coffee purchase commitments. The specific risks associated with these activities are described below in "Financial Risk Management."

In addition to fluctuating coffee prices, management believes that the Company's future results of operations and earnings could be significantly impacted by other factors such as increased competition within the specialty coffee industry, the Company's ability to find optimal store locations at favorable lease rates, increased costs associated with opening and operating retail stores in new markets and the Company's continued ability to hire, train, and retain qualified personnel.


                            FINANCIAL RISK MANAGEMENT

The Company maintains investment portfolio holdings of various issuers, types, and maturities. These securities are classified as available-for-sale, and are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of retained earnings. As of September 27, 1998, approximately 99% of the total portfolio was invested in short-term marketable debt securities with maturities less than one year, and the remaining 1% was invested in marketable equity securities. The Company does not hedge its interest rate exposures.

The Company is subject to foreign currency exchange rate exposure, primarily related to its foreign retail operations in Canada and the United Kingdom. Historically, this exposure has had a minimal impact on the Company. At the present time, the Company does not hedge foreign currency risk, but may hedge known transaction exposure in the future.

The Company may, from time to time, enter into futures contracts to hedge price-to-be-fixed coffee purchase commitments with the objective of minimizing cost risk due to market fluctuations. The Company does not hold or issue derivative instruments for trading purposes. In accordance with Statement of Financial Accounting Standards ("SFAS") 80 "Accounting for Futures Contracts," these futures contracts meet the hedge criteria and are accounted for as hedges. Accordingly, gains and losses are deferred and recognized as adjustments to the carrying amount of coffee inventory when purchased and recognized in results of operations as coffee products are sold. Gains and losses are calculated based on the difference between the cost basis and the market value of the coffee contracts. The market risk related to coffee futures is substantially offset by changes in the costs of coffee purchased. The deferred losses from hedging activities were not significant as of September 27, 1998 and will be offset by lower costs of coffee purchased during fiscal 1999. The Company had no open futures contracts as of September 27, 1998.

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

                            NEW ACCOUNTING STANDARDS

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS 130 "Reporting Comprehensive Income," and SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The Company will adopt SFAS 130 and SFAS 131 in fiscal 1999. In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This pronouncement will require the Company to recognize derivatives on its balance sheet at fair value. Changes in the fair values of derivatives that qualify as cash flow hedges will be recognized in comprehensive income until the hedged item is recognized in earnings. The Company expects that this new standard will not have a significant effect on its results of operations. SFAS 133 is effective for fiscal years beginning after June 15, 1999.

                           CONSOLIDATED BALANCE SHEETS

                        (in thousands, except share data)

                                                                                             Sept 27, 1998   Sept 28, 1997
                                                                                             -------------   -------------
Assets
Current Assets:
     Cash and cash equivalents                                                                  $101,663       $ 70,126
     Short-term investments                                                                       21,874         83,504
     Accounts receivable                                                                          50,972         31,231
     Inventories                                                                                 143,118        119,767
     Prepaid expenses and other current assets                                                    11,205          8,763
     Deferred income taxes, net                                                                    8,448          4,164
                                                                                                --------       --------
         Total current assets                                                                    337,280        317,555
Joint ventures and other investments                                                              38,917         34,464
Property, plant, and equipment, net                                                              600,794        488,791
Deposits and other assets                                                                         15,764         16,342
                                                                                                --------       --------
         Total                                                                                  $992,755       $857,152
                                                                                                ========       ========
Liabilities and Shareholders' Equity
Current Liabilities:
     Accounts payable                                                                           $ 54,446       $ 47,987
     Checks drawn in excess of bank balances                                                      33,634         28,582
     Accrued compensation and related costs                                                       35,941         25,894
     Accrued occupancy costs                                                                      17,526         12,184
     Other accrued expenses                                                                       37,928         30,829
                                                                                                --------       --------
         Total current liabilities                                                               179,475        145,476
Deferred income taxes, net                                                                        18,983         12,946
Convertible subordinated debentures                                                                   --        165,020
Commitments and contingencies (notes 5, 9, and 13)

Shareholders' Equity:
     Common stock--Authorized, 150,000,000 shares;
         issued and outstanding, 89,633,478 (includes 424,275 common stock units) and
         80,559,023 shares, respectively                                                         589,214        391,284
     Retained earnings, including cumulative translation adjustment of $(6,631)
         and $(1,511) respectively, and net unrealized holding (loss)/gain on investments
         of $(532) and $63, respectively                                                         205,083        142,426
                                                                                                --------       --------
         Total shareholders' equity                                                              794,297        533,710
                                                                                                --------       --------
         Total                                                                                  $992,755       $857,152
                                                                                                ========       ========

                       CONSOLIDATED STATEMENTS OF EARNINGS

                    (in thousands, except earnings per share)

Fiscal year ended:                             Sept 27, 1998      Sept 28, 1997      Sept 29, 1996
                                               -------------      -------------      -------------
Net revenues                                    $ 1,308,702        $   975,389        $   697,872
Cost of sales and related occupancy costs           578,483            436,942            336,658
Store operating expenses                            418,476            314,064            211,575
Other operating expenses                             43,479             28,239             19,787
Depreciation and amortization                        72,543             52,801             36,019
General and administrative expenses                  77,575             57,144             37,258
Merger expenses                                       8,930                 --                 --
                                                -----------        -----------        -----------
  Operating income                                  109,216             86,199             56,575
Interest and other income                             8,515             12,393             11,029
Interest and other expense                           (1,381)            (7,282)            (8,739)
Gain on sale of investment                               --                 --              9,218
                                                -----------        -----------        -----------
  Earnings before income taxes                      116,350             91,310             68,083
Income taxes                                         47,978             36,099             26,373
                                                -----------        -----------        -----------
  Net earnings                                  $    68,372        $    55,211        $    41,710
                                                -----------        -----------        -----------
Net earnings per common share - basic           $      0.78        $      0.69        $      0.56
Net earnings per common share - diluted         $      0.75        $      0.66        $      0.53
Weighted average shares outstanding:
     Basic                                           88,055             79,645             74,667
     Diluted                                         91,885             90,159             80,916
                                                -----------        -----------        -----------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in thousands)


Fiscal year ended:                                                       Sept 27, 1998    Sept 28, 1997    Sept 29, 1996
                                                                         -------------    -------------    -------------
Operating Activities:
Net earnings                                                               $  68,372        $  55,211        $  41,710
Adjustments to reconcile net earnings to net cash provided
     by operating activities:
     Depreciation and amortization                                            80,901           58,864           39,438
     Provision for store remodels and asset disposals                          7,234            1,049              412
     Conversion of compensatory options into common stock                      1,158               --               --
     Deferred income taxes, net                                                2,125            5,490            4,407
     Equity in losses of investees                                                14            2,760            1,935
     Gain on sale of investment                                                   --               --           (9,218)
Cash (used) provided by changes in operating assets and liabilities:
     Accounts receivable                                                     (19,790)         (13,475)          (7,918)
     Inventories                                                             (23,496)         (36,382)          40,237
     Prepaid expenses and other current assets                                (2,497)          (2,236)          (1,769)
     Accounts payable                                                          4,601            9,559            9,527
     Accrued compensation and related costs                                    9,943           10,871            2,208
     Accrued occupancy costs                                                   5,342            4,208            3,345
     Other accrued expenses                                                    8,972            4,375           12,067
                                                                           ---------        ---------        ---------
Net cash provided by operating activities                                    142,879          100,294          136,381
Investing Activities:
Purchase of investments                                                      (51,354)        (171,631)        (178,643)
Sale of investments                                                            5,138            9,257           17,144
Maturity of investments                                                      112,080          173,665          103,056
Investments in joint ventures and other investments                          (12,418)         (27,624)          (6,040)
Distributions from joint venture                                               2,750               --               --
Proceeds from sale of equity investments                                          --               --           20,550
Additions to property, plant, and equipment                                 (201,855)        (174,363)        (163,284)
Additions to deposits and other assets                                        (3,184)          (4,604)          (5,432)
                                                                           ---------        ---------        ---------
Net cash used by investing activities                                       (148,843)        (195,300)        (212,649)
Financing Activities:
Increase in cash provided by checks drawn in excess of bank balances           4,846           12,287            3,096
Proceeds from sale of convertible debentures, net                                 --               --          160,685
Proceeds from sale of common stock                                             4,649            4,009            4,446
Exercise of stock options                                                     20,755           13,629            8,032
Tax benefit from exercise of nonqualified stock options                        9,332            9,626            6,808
Payments on capital lease obligations                                         (1,993)          (1,566)            (575)
                                                                           ---------        ---------        ---------
Net cash provided by financing activities                                     37,589           37,985          182,492
Effect of exchange rate changes on cash and cash equivalents                     (88)             (18)              (3)
                                                                           ---------        ---------        ---------
Increase (decrease) in cash and cash equivalents                              31,537          (57,039)         106,221
Cash and Cash Equivalents:
Beginning of year                                                             70,126          127,165           20,944
                                                                           ---------        ---------        ---------
End of year                                                                $ 101,663        $  70,126        $ 127,165
                                                                           ---------        ---------        ---------


Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
     Interest                                                  $   4,130        $   7,179        $   5,630
     Income taxes                                                 32,643           19,679           12,127
Noncash Financing and Investing Transactions:
Equipment acquired under capital lease                         $      --        $   2,434        $   2,089
Net unrealized holding gains (losses) on investments                (595)          (1,983)           2,012
Conversion of convertible debt into common stock,
     net of unamortized issue costs and accrued interest         162,036               --           79,345
Common stock tendered in settlement of stock
     options exercised                                             4,859               --               --


                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                        (in thousands, except share data)

                                                                  Common stock              Retained
                                                            Shares           Amount         earnings            Total
                                                          ----------       ----------       ----------        ----------
Balance, October 1, 1995                                  70,956,990       $  265,679       $   46,552        $  312,231
     Exercise of stock options including
         tax benefit of $6,808                             1,177,736           14,840               --            14,840
     Sale of common stock                                  1,216,993            4,446               --             4,446
     Conversion of convertible debt into
         common stock                                      5,359,769           79,055               --            79,055
     Net earnings                                                 --               --           41,710            41,710
     Unrealized holding gains, net                                --               --            2,012             2,012
     Translation adjustment                                       --               --             (244)             (244)
                                                          ----------       ----------       ----------        ----------
Balance, September 29, 1996                               78,711,488          364,020           90,030           454,050
   Exercise of stock options including
         tax benefit of $9,626                             1,381,915           23,255               --            23,255
     Sale of common stock                                    465,620            4,009               --             4,009
     Net earnings                                                 --               --           55,211            55,211
     Unrealized holding losses, net                               --               --           (1,983)           (1,983)
     Translation adjustment                                       --               --             (832)             (832)
                                                          ----------       ----------       ----------        ----------
Balance, September 28, 1997                               80,559,023          391,284          142,426           533,710
     Exercise of stock options including
         tax benefit of $9,332                             1,417,264           31,245               --            31,245
     Common stock units issued under deferred stock
         plan, net of shares tendered                        424,275               --               --                --
     Sale of common stock                                    135,889            4,649               --             4,649
     Conversion of convertible debt into
         common stock                                      7,097,027          162,036               --           162,036
     Net earnings                                                 --               --           68,372            68,372
     Unrealized holding losses, net                               --               --             (595)             (595)
     Translation adjustment                                       --               --           (5,120)           (5,120)
                                                          ----------       ----------       ----------        ----------
Balance, September 27, 1998                               89,633,478       $  589,214       $  205,083        $  794,297
                                                          ----------       ----------       ----------        ----------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              (YEARS ENDED SEPTEMBER 27, 1998, SEPTEMBER 28, 1997,
                            AND SEPTEMBER 29, 1996)




Note 1: Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS. Starbucks Corporation and its subsidiaries (collectively "Starbucks" or the "Company") purchases and roasts high-quality whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, a variety of pastries and confections, and coffee-related accessories and equipment, primarily through its Company-operated retail stores. In addition to sales through its Company-operated retail stores, Starbucks sells primarily whole bean coffees through its specialty sales operations. Starbucks, through its joint venture partnerships, also produces and sells bottled Frappuccino(TM) coffee drink and a line of premium ice creams.

BASIS OF PRESENTATION. The consolidated financial statements include the accounts of Starbucks Corporation and its wholly owned subsidiaries. As described in Note 2, on May 28, 1998, the Company acquired all of the equity interests of Seattle Coffee Holdings Limited ("Seattle Coffee Company"), in a business combination accounted for as a pooling of interests. The consolidated financial statements reflect the combined financial position and operating results of Starbucks and its wholly owned subsidiaries, including Seattle Coffee Company, for all periods presented. Investments in unconsolidated joint ventures are accounted for under the equity method. Material intercompany transactions during the periods covered by these consolidated financial statements have been eliminated.

FISCAL YEAR END. The Company's fiscal year ends on the Sunday closest to September 30. Fiscal years 1998, 1997, and 1996 each included 52 weeks. The fiscal year ending on October 3, 1999 will include 53 weeks.

ESTIMATES AND ASSUMPTIONS. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates.

CASH AND CASH EQUIVALENTS. The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

CASH MANAGEMENT. The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Checks issued but not presented for payment to the bank are reflected as "Checks drawn in excess of bank balances" in the accompanying financial statements.

INVESTMENTS. The Company's investments consist primarily of investment-grade marketable debt securities, all of which are classified as available-for-sale and recorded at fair value as defined below. Unrealized holding gains and losses are recorded, net of any tax effect, as a component of retained earnings.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying value of cash and cash equivalents approximates fair value because of the short-term maturity of those instruments. The fair value of the Company's investments in marketable debt and equity securities is based upon the quoted market price on the last business day of the fiscal year plus accrued interest, if any. The fair value and amortized cost of the Company's investments at September 27, 1998, were $21.9 million and $22.7 million, respectively. The fair value and amortized cost of the Company's investments (short- and long-term) at September 28, 1997, were $88.7 million and $88.6 million, respectively. For further detail on investments, see Note 4. The fair value of the Company's 4 1/4% Convertible Subordinated Debentures due 2002 (see Note 8) was based on the quoted market price on the last business day of the fiscal year. As of September 28, 1997, the fair value and principal amount of the debentures were $294.6 million and $165.0 million, respectively. These debentures were converted to common stock during the first quarter of fiscal 1998.

INVENTORIES. Inventories are stated at the lower of cost (primarily moving average cost) or market.

PROPERTY, PLANT, AND EQUIPMENT. Property, plant, and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of property, plant, and equipment, which includes amortization of assets under capital leases, is provided on the straight-line method over estimated useful lives, generally ranging from three to seven years for equipment and 40 years for buildings. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease life, generally ten years. The portion of depreciation expense related to production and distribution facilities is included in "Cost of sales and related occupancy costs." When facts and circumstances indicate that the cost of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the asset to projected future cash flows. Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss by a charge against current operations.

HEDGING AND FUTURES CONTRACTS. The Company may, from time to time, enter into futures contracts to hedge price-to-be-fixed coffee purchase commitments with the objective of minimizing cost risk due to market fluctuations. The Company does not hold or issue derivative instruments for trading purposes. In accordance with Statement of Financial Accounting Standards ("SFAS") 80 "Accounting for Futures Contracts," these futures contracts meet the hedge criteria and are accounted for as hedges. Accordingly, gains and losses are deferred and recognized as adjustments to the carrying amount of coffee inventory when purchased and recognized in results of operations as coffee products are sold. Gains and losses are calculated based on the difference between the cost basis and the market value of the coffee contracts. The market risk related to coffee futures is substantially offset by changes in the costs of coffee purchased. The deferred losses from hedging activities were not significant as of September 27, 1998 and will be offset by lower costs of coffee purchased during fiscal 1999. The Company had no open futures contracts as of September 27, 1998 and did not engage in hedging activities in fiscal 1997 or 1996.

ADVERTISING. The Company expenses costs of advertising the first time the advertising campaign takes place, except for direct response advertising, which is capitalized and amortized over its expected period of future benefit, generally three to six months.

STORE PREOPENING EXPENSES. Costs incurred in connection with start-up and promotion of new store openings are expensed as incurred.

RENT EXPENSE. Certain of the Company's lease agreements provide for scheduled rent increases during the lease terms, or for rental payments commencing at a date other than the date of initial occupancy. Rent expenses are recognized on a straight-line basis over the terms of the leases.

FOREIGN CURRENCY TRANSLATION. The accumulated foreign currency translation adjustment relates to the Company's operations in Canada and the United Kingdom. Assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts at the average exchange rates during the year. Resulting translation adjustments are recorded as a component of retained earnings.

INCOME TAXES. The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

EARNINGS PER SHARE. The computation of basic earnings per share is based on the weighted average number of shares and common stock units outstanding during the period. The numbers of shares resulting from this computation for fiscal 1998, 1997, and 1996 were 88.1 million, 79.6 million, and 74.7 million, respectively.

The computation of diluted earnings per share includes the dilutive effect of common stock equivalents consisting of certain shares subject to stock options. The computation of diluted earnings per share also assumes conversion of the Company's convertible subordinated debentures using the "if converted" method, when such securities are dilutive, with net income adjusted for the after-tax interest expense and amortization applicable to these debentures. The numbers of shares resulting from this computation for fiscal 1998, 1997, and 1996 were 91.9 million, 90.2 million, and 80.9 million, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS. In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS 130 "Reporting Comprehensive Income," and SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The Company will adopt SFAS 130 and SFAS 131 in fiscal 1999. In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This pronouncement will require the Company to recognize derivatives on its balance sheet at fair value. Changes in the fair values of derivatives that qualify as cash flow hedges will be recognized in comprehensive income until the hedged item is recognized in earnings. The Company expects that this new standard will not have a significant effect on its results of operations. SFAS 133 is effective for fiscal years beginning after June 15, 1999.

RECLASSIFICATIONS. Certain reclassifications of prior years' balances have been made to conform to the fiscal 1998 presentation.

Note 2: Seattle Coffee Company

On May 28, 1998, the Company acquired all of the equity interests of Seattle Coffee Company, a United Kingdom roaster and retailer of specialty coffee, in exchange for 1,817,894 shares of Starbucks common stock. This business combination (the "Transaction") has been accounted for as a pooling of interests for accounting and financial reporting purposes. The pooling-of-interests method of accounting is intended to present as a single interest, two or more common shareholders' interests which were previously independent; accordingly, the historical financial statements for the periods prior to the business combination are restated as though the companies had always been combined. The restated financial statements are adjusted to conform the accounting policies and fiscal reporting periods to Starbucks accounting policies and fiscal reporting periods. The Transaction resulted in pre-tax charges of $8.9 million in direct merger costs and $6.6 million in other costs associated with the integration of Seattle Coffee Company. Merger costs consisted mainly of investment banking, legal and accounting fees. Other integration costs were primarily related to asset write-offs due to the planned conversion of Seattle Coffee Company stores to Starbucks. The Transaction resulted in transaction and other related after-tax charges of $0.14 per share in the third quarter of fiscal 1998.

The following summarizes the Company's net revenues, net earnings, and earnings per share for the periods prior to and following the Transaction (in thousands, except earnings per share):

                                                           Seattle Coffee
                                           Starbucks          Company             Combined
                                          -----------      ---------------       ---------
1998
34 Weeks prior to the Transaction
        Net revenues                      $   805,151        $  15,675           $ 820,826
        Net earnings                           45,811          (3,312)              42,499
        Net earnings per share-diluted           0.50           (0.04)                0.46

18 Weeks after the Transaction
        Net revenues                                                               487,876
        Net earnings                                                                25,873
        Net earnings per share-diluted                                                0.29


1997
        Net revenues                          966,946            8,443             975,389
        Net earnings                           57,412           (2,201)             55,211
        Net earnings per share-diluted           0.70            (0.04)               0.66

1996
        Net revenues                          696,481            1,391             697,872
        Net earnings                           42,128            (418)              41,710
        Net earnings per share-diluted    $      0.54        $  (0.01)           $    0.53


Note 3: Cash and Cash Equivalents

Cash and cash equivalents consist of the following (in thousands):

                                                  Sept 27, 1998   Sept 28, 1997
                                                  -------------   -------------
Operating funds and interest-bearing deposits       $ 26,564       $ 14,482
Commercial paper                                      67,024         39,649
Money market funds                                     8,075          8,152
Local government obligations                              --          4,022
Corporate debt securities                                 --          3,821
                                                    --------       --------
                                                    $101,663       $ 70,126
                                                    --------       --------


Note 4: Investments

The Company's investments consist of the following (in thousands):

                                                                 Gross           Gross
                                                                unrealized     unrealized
                                      Fair        Amortized      holding        holding
September 27, 1998                    value          cost         gains         losses
                                     -------       -------       -------        -------
Current investments:
  Corporate debt securities          $11,356       $11,373       $    20        $   (37)
  U.S. Government obligations         10,410        10,409             1             --
  Commercial paper                        --            --            --             --
  Marketable equity securities           108           958            --           (850)
                                     -------       -------       -------        -------
                                     $21,874       $22,740       $    21        $  (887)
                                     -------       -------       -------        -------

                                                                 Gross            Gross
                                                                unrealized     unrealized
                                      Fair        Amortized      holding        holding
September 28, 1997                    value          cost         gains         losses
                                     -------       -------       -------        -------
Current investments:
  Corporate debt securities          $25,948       $25,944       $    10        $    (6)
  U.S. Government obligations         30,532        30,540             8            (16)
  Commercial paper                    25,720        25,721            --             (1)
  Marketable equity securities         1,304         1,198           106             --
                                     -------       -------       -------        -------
                                     $83,504       $83,403       $   124        $   (23)
                                     -------       -------       -------        -------

Non-current investments:
  Corporate debt securities          $ 4,196       $ 4,194       $     2        $    --
  US. Government obligations           1,005         1,006            --             (1)
                                     -------       -------       -------        -------
                                     $ 5,201       $ 5,200       $     2        $    (1)
                                     -------       -------       -------        -------



All investments are classified as available-for-sale as of September 27, 1998 and September 28, 1997. Securities with remaining maturities of one year or less are classified as short-term investments. Securities with remaining maturities longer than one year are classified as long-term and are included in the line item "Joint ventures and other investments" in the accompanying balance sheets. The specific identification method is used to determine a cost basis for computing realized gains and losses.

During fiscal 1995, the Company purchased shares of Noah's New York Bagel, Inc. ("Noah's") Series B Preferred Stock. On February 1, 1996, Noah's merged with Einstein Brothers Bagels, Inc. In exchange for its investment in Noah's, the Company received $20.6 million in cash and recognized a $9.2 million pre-tax gain ($5.7 million net of tax) on the transaction.

In fiscal 1998, 1997, and 1996, proceeds from the sale of investment securities were $5.1 million, $9.3 million, and $17.1 million, respectively. Gross realized gains and losses were not material in 1998, 1997, and 1996 except for the sale of Noah's stock, which occurred in fiscal 1996.


Note 5: Inventories

Inventories consist of the following (in thousands):


                                   Sept 27, 1998   Sept 28, 1997
                                   -------------   -------------
Coffee
  Unroasted                           $ 77,400       $ 65,296
  Roasted                               18,996         13,954
Other merchandise held for sale         36,850         33,253
Packaging and other supplies             9,872          7,264
                                      --------       --------
                                      $143,118       $119,767
                                      --------       --------


As of September 27, 1998, the Company had fixed price inventory purchase commitments for green coffee totaling approximately $96 million. The Company believes, based on relationships established with its suppliers in the past, that the risk of non-delivery on such purchase commitments is remote.


Note 6: Joint Ventures and Other Investments

Starbucks has entered into several joint ventures, most of which are accounted for using the equity method. The Company's share of joint venture income or losses is included in "Other operating expenses."

The Company has domestic joint ventures with two companies to produce and distribute Starbucks branded products. The Company has a 50/50 joint venture and partnership agreement with Pepsi-Cola Company ("Pepsi") to develop ready-to-drink coffee-based beverages. The Company also has a 50/50 joint venture agreement with Dreyer's Grand Ice Cream, Inc. to develop and distribute premium ice creams.

The Company is a partner in four other joint ventures. During fiscal 1996, the Company signed an agreement with SAZABY Inc., a Japanese retailer and restauranteur, to form a joint venture partnership (50/50) to develop Starbucks retail stores in Japan. On August 3, 1996, the Company entered into a joint venture partnership as a 5% partner with Cafe Hawaii Partners to develop Starbucks retail stores in Hawaii. During fiscal 1998, the Company entered into a joint venture partnership as a 5% partner with President Chain Store Corporation to develop Starbucks retail stores in Taiwan. During fiscal 1998, the Company entered into a joint venture partnership (50/50) with Johnson Development Corporation to develop retail stores in under-served urban communities.

The Company's investments in these joint ventures are as follows (in thousands):

                                               Pepsi             All other
                                           joint venture      joint ventures         Total
                                           -------------      --------------         -----
Balance, October 1, 1995                      $    294           $     --           $    294
  Allocated share of losses                       (401)            (1,534)            (1,935)
  Capital contributions                          2,725              3,315              6,040
                                              --------           --------           --------
Balance, September 29, 1996                      2,618              1,781              4,399
  Allocated share of losses                     (2,384)              (376)            (2,760)
  Capital contributions                         27,259                365             27,624
                                              --------           --------           --------
Balance, September 28, 1997                     27,493              1,770             29,263
  Allocated share of (losses) income               (30)                16                (14)
  Distributions from joint ventures                 --             (2,750)            (2,750)
  Capital contributions                          7,616              4,802             12,418
                                              --------           --------           --------
Balance, September 27, 1998                   $ 35,079           $  3,838           $ 38,917
                                              --------           --------           --------


Note 7: Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost and consist of the following (in thousands):


                                       Sept 27, 1998       Sept 28, 1997
                                       -------------       -------------
Land                                    $   3,602           $   3,602
Building                                    8,338               8,338
Leasehold improvements                    460,020             352,640
Roasting and store equipment              218,744             168,929
Furniture, fixtures, and other             79,953              49,790
                                        ---------           ---------
                                          770,657             583,299

Less accumulated depreciation
  and amortization                       (218,455)           (144,068)
                                        ---------           ---------
                                          552,202             439,231
Work in progress                           48,592              49,560
                                        ---------           ---------
                                        $ 600,794           $ 488,791
                                        ---------           ---------


Note 8: Convertible Subordinated Debentures

During fiscal 1993, the Company issued $80.5 million in principal amount of 4 1/2% Convertible Subordinated Debentures due 2003. On April 12, 1996, the Company called these debentures for redemption. The total principal amount converted, net of unamortized issue costs, accrued but unpaid interest, and costs of conversion was credited to common stock.

During fiscal 1996, the Company issued $165.0 million in principal amount of 4 1/4% Convertible Subordinated Debentures due 2002. On October 21, 1997, the Company called these debentures for redemption. The total principal amount converted, net of unamortized issue costs, accrued but unpaid interest, and costs of conversion was credited to common stock.

Note 9: Leases

The Company leases retail stores, roasting and distribution facilities, and office space under operating leases expiring through 2023. Most lease agreements contain renewal options and rent escalation clauses. Certain leases provide for contingent rentals based upon gross sales.

Rental expense under these lease agreements was as follows (in thousands):


Fiscal year ended:       Sept 27, 1998     Sept 28, 1997    Sept 29, 1996
                         -------------     -------------    -------------
Minimum rentals             $75,912          $54,093          $37,675

Contingent rentals            1,406            1,193            1,190
                            -------          -------          -------
                            $77,318          $55,286          $38,865
                            -------          -------          -------

Minimum future rental payments under non-cancelable lease obligations as of September 27, 1998 are as follows (in thousands):

Fiscal year ending:
-------------------
1999                             $  79,935
2000                                79,906
2001                                80,044
2002                                79,712
2003                                77,203
Thereafter                         289,218
                                 ---------
Total minimum lease payments     $ 686,018
                                 ---------

The Company opened a roasting and distribution facility in York County, Pennsylvania (the "York Plant") in September 1995. Under the terms of this lease agreement, the Company has an option to purchase the land and building comprising the York Plant for approximately $14 million within five years of the date of occupancy. Such option to purchase also provides that the Company may purchase, within seven years of occupancy, additional land adjacent to the York Plant.



Note 10: Shareholders' Equity

The Company has authorized 7,500,000 shares of its preferred stock, none of which is outstanding at September 27, 1998.

Share amounts outstanding are based on the historical outstanding shares of both Starbucks and Seattle Coffee Company adjusted for the exchange of 1,817,894 shares of Starbucks stock for all of the equity interests of Seattle Coffee Company.

Note 11: Employee Benefit Plans

The Company maintains several stock option plans under which the Company may grant incentive stock options and nonqualified stock options to employees and non-employee directors. Stock options have been granted at prices at or above the fair market value on the date of grant. Options vest and expire according to terms established at the grant date.

The following summarizes all stock option transactions from October 1, 1995, through September 27, 1998.

                                                        Weighted average                       Weighted average
                                        Shares subject         price      Shares subject to       price
                                         to options          per share    exercisable options    per share
                                         ----------          ---------    -------------------    ---------
Outstanding, October 1, 1995              6,874,656           $ 9.52           3,108,578          $ 6.36
  Granted                                 2,538,466            18.64
  Exercised                              (1,177,736)            6.78
  Cancelled                                (449,158)           13.99
                                         ----------           ------          ----------          ------

Outstanding, September 29, 1996           7,786,228            12.69           3,316,967            8.43
  Granted                                 2,929,796            33.24
  Exercised                              (1,381,915)            9.92
  Cancelled                                (380,448)           21.30
                                         ----------           ------          ----------          ------

Outstanding, September 28, 1997           8,953,661            19.32           3,713,676           10.86
  Granted                                 3,254,316            37.04
  Exercised                              (1,841,539)           12.26
  Cancelled                                (614,739)           23.58
                                         ----------           ------          ----------          ------
Outstanding, September 27, 1998           9,751,699           $26.20           3,780,403          $16.98


At September 27, 1998, there were 7,890,615 shares of common stock reserved for issuance pursuant to future stock option grants.


Additional information regarding options outstanding as of September 27, 1998 is as follows:

                                            Options Outstanding                    Options Exercisable
                                ----------------------------------------         ---------------------------
                                                 Weighted
                                                 Average        Weighted                            Weighted
                                                 Remaining      Average                             Average
       Range of                                 Contractual     Exercise                            Exercise
   Exercise Prices                Shares        Life (Years)     Price            Shares            Price
----------------------          ---------       ------------    --------         ---------          -----
$ 0.75          $12.56          1,982,632            4.71        $ 8.96          1,709,452          $ 8.53
 12.63           23.50          2,316,004            6.80         18.61          1,299,989           18.21
 26.94           34.00          2,029,049            8.20         32.66            630,215           32.52
 34.50           36.06            554,138            8.71         35.41             79,189           35.39
 36.81           50.31          2,869,876            9.06         38.16             61,558           43.02
------          ------          ---------          ------        ------          ---------          ------

$ 0.75          $50.31          9,751,699            7.44        $26.20          3,780,403          $16.98



EMPLOYEE STOCK PURCHASE PLAN. The Company has an employee stock purchase plan which provides that eligible employees may contribute up to 10% of their base earnings, up to $25,000 annually, toward the quarterly purchase of the Company's common stock. The employee's purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the quarterly offering period. No compensation expense is recorded in connection with the plan. The total number of shares issuable under the plan is 4,000,000. There were 135,889 shares issued under the plan during fiscal 1998 at prices ranging from $31.98 to $39.15. During fiscal 1997, 92,971 shares were issued under the plan at prices ranging from $23.59 to $25.71. There were 89,373 shares issued under the plan during fiscal 1996 at prices ranging from $15.99 to $24.65. Of the 17,342 employees eligible to participate, 3,548 were participants in the plan as of September 27, 1998.

ACCOUNTING FOR STOCK-BASED COMPENSATION. The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

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



                                      Employee Stock Options                Employee Stock Purchase Plan
                             ----------------------------------------    -----------------------------------------
                                  1998          1997         1996           1998           1997            1996
                                  ----          ----         ----           ----           ----            ----
   Expected life (years)         1.5-6          1.5-6          1.5-6           .25             .25            .25
   Expected volatility              45%            40%            40%        37-75%          45-47%         39-61%
   Risk-free interest rate   5.28-6.05%     5.41-6.54%     5.01-6.74%    5.26-5.74%      5.27-5.53%     5.27-5.49%
   Expected dividend yield         0.0%           0.0%           0.0%          0.0%            0.0%           0.0%

The Company's valuations are based upon a multiple option valuation approach and forfeitures are recognized as they occur. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company's employee stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate.

As required by SFAS 123, the Company has determined that the weighted average estimated fair values of options granted during fiscal 1998, 1997 and 1996 were $14.40, $10.85 and $5.64 per share, respectively. Had compensation costs for the Company's stock-based compensation plans been accounted for using the fair value method of accounting described by SFAS 123, the Company's net earnings and earnings per share would have been as follows (in thousands, except earnings per share):

                                                               Pro Forma
Fiscal Year Ended:                         As Reported       Under SFAS 123
------------------                         -----------       --------------
September 27, 1998
   Net earnings                            $   68,372          $   51,595
   Net earnings per common share:
     Basic                                 $     0.78          $     0.59
     Diluted                               $     0.75          $     0.57

September 28, 1997
   Net earnings                            $   55,211          $   45,808
   Net earnings per common share:
     Basic                                 $     0.69          $     0.58
     Diluted                               $     0.66          $     0.56

September 29, 1996
   Net earnings                            $   41,710          $   37,801
   Net earnings per common share:
     Basic                                 $     0.56          $     0.51
     Diluted                               $     0.53          $     0.49


In applying SFAS 123, the impact of outstanding non-vested stock options granted prior to 1996 has been excluded from the pro forma calculations; accordingly, the 1998, 1997 and 1996 pro forma adjustments are not indicative of future period pro forma adjustments.

DEFINED CONTRIBUTION PLANS. Starbucks maintains voluntary defined contribution plans covering eligible employees as defined in the plan documents. Participating employees may elect to defer and contribute a percentage of their compensation to the plan, not to exceed the dollar amount set by law. The Company matches 25% of each employee's contribution up to a maximum of the first 4% of each employee's compensation.

The Company's matching contributions to the plans were approximately $0.8 million, $0.6 million, and $0.3 million for fiscal 1998, 1997, and 1996, respectively.

DEFERRED STOCK PLAN. During fiscal 1998, the Company adopted a Deferred Stock Plan for certain key employees that enables participants in the plan to defer receipt of ownership of common shares from the exercise of non-qualified stock options. The minimum deferral period is five years. As of September 27, 1998, receipt of 424,275 shares was deferred under the terms of this plan. The rights to receive these shares, represented by common stock units, are included in the calculation of basic and diluted earnings per share as common stock equivalents.

Note 12: Income Taxes

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:


Fiscal year ended:                      Sept 27, 1998   Sept 28, 1997    Sept 29, 1996
------------------                      -------------   -------------    -------------
Statutory rate                              35.0%           35.0%           35.0%
State income taxes, net of federal
  income tax benefit                         3.8             3.6             3.1
Non deductible losses
  and merger costs                           2.6             1.0             0.2
Other                                       (0.2)           (0.1)            0.4
                                            ----            ----            ----
Effective tax rate                          41.2%           39.5%           38.7%
                                            ----            ----            ----


The provision for income taxes consists of the following (in thousands):


Fiscal year ended:       Sept 27, 1998    Sept 28, 1997    Sept 29, 1996
------------------       -------------    -------------    -------------
Currently payable:
  Federal                   $39,267          $25,884          $19,568
  State                       6,586            4,725            2,398
Deferred liability            2,125            5,490            4,407
                            -------          -------          -------
                            $47,978          $36,099          $26,373
                            -------          -------          -------


Deferred income taxes (benefits) reflect the tax effect of temporary differences between the amounts of assets and liabilities for financial reporting purposes and amounts as measured for tax purposes. The tax effect of temporary differences and carryforwards that cause significant portions of deferred tax assets and liabilities are as follows (in thousands):

                                              Sept 27, 1998     Sept 28, 1997
                                              -------------     -------------
Depreciation                                    $ 24,240           $ 17,136
Accrued rent                                      (6,252)            (4,356)
Accrued compensation and related costs            (2,338)            (1,786)
Inventory                                         (1,906)            (1,474)
Other, net                                        (3,209)              (738)
                                                --------           --------
                                                $ 10,535           $  8,782
                                                --------           --------


Taxes payable of $8.7 million and $4.5 million are included in "Other accrued expenses" as of September 27, 1998 and September 28, 1997, respectively.

Note 13: Commitments and Contingencies

Under the amended terms of the Company's corporate office lease, the Company provides financing to the building owner to be used exclusively for facilities and leasehold development costs to accommodate the Company. Any funds advanced by the Company will be repaid with interest at 9.5% over a term not to exceed 20 years. The maximum amount available under the agreement is $17.0 million. As of September 27, 1998 and September 28, 1997, the amounts outstanding under the agreement totaled $9.8 million and $8.2 million, respectively, and are included in "Deposits and other assets" on the balance sheet.

In the normal course of business, the Company has various legal claims and other contingent matters outstanding. Management believes that any ultimate liability arising from these actions would not have a material adverse effect on the Company's results of operations or financial condition as of and for the fiscal year ended September 27, 1998.


Note 14: Related Party Transactions

A director of the Company serves as chairman of a wholesale customer of the Company. Sales to this customer were $36.3 million, $31.0 million, and $22.7 million for fiscal 1998, 1997, and 1996, respectively. Amounts receivable from this customer totaled $3.8 million and $4.6 million as of September 27, 1998 and September 28, 1997, respectively.


Note: 15 Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for fiscal years 1998 and 1997 is as follows (in thousands, except earnings per share):

                              First            Second            Third             Fourth
                            --------          --------          --------          --------
1998 quarter:
  Net revenues              $321,325          $295,243          $334,429          $357,705
  Gross margin               175,090           161,742           189,348           204,039
  Net earnings                20,955            13,962             7,899            25,556
  Net earnings per
  common share -
  diluted                   $   0.23          $   0.15          $   0.09          $   0.28

1997 quarter:
  Net revenues              $240,154          $216,269          $244,241          $274,725
  Gross margin               124,053           116,297           140,406           157,691
  Net earnings                13,886             9,241            14,199            17,885
  Net earnings per
  common share -
  diluted                   $   0.17          $   0.12          $   0.17          $   0.21
