Form 10-K, Exhibit 13
period 1999-10-03
STARBUCKS CORP
filed 1999-12-23
CIK 829224

                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA

In thousands, except earnings per share and store operating data

The following selected financial data have been derived from the consolidated financial statements of the Company. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto.

As of and for the                             OCT 3, 1999      SEPT 27, 1998    SEPT 28, 1997  SEPT 29, 1996     OCT 1, 1995
fiscal year ended(1)                            (53 Wks)           (52 Wks)       (52 Wks)      (52 Wks)           (52 Wks)
----------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS DATA
Net Revenues
    Retail                                     $1,423,389        $1,102,574        $836,291        $601,458        $402,655
    Specialty(2)                                  256,756           206,128         139,098          96,414          62,558
----------------------------------------------------------------------------------------------------------------------------
Total net revenues                              1,680,145         1,308,702         975,389         697,872         465,213
Merger expenses(3)                                     --             8,930              --              --              --
Operating income                                  156,711           109,216          86,199          56,575          40,116
Gain on sale of investment(4)                          --                --              --           9,218              --
Net earnings                                   $  101,693        $   68,372        $ 55,211        $ 41,710        $ 26,102
Net earnings per common
    share -- diluted(5)                        $     0.54        $     0.37        $   0.33        $   0.27        $   0.18
Cash dividends per share                               --                --              --              --              --
----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                $  134,903        $  157,805        $172,079        $239,365        $134,304
Total assets                                    1,252,514           992,755         857,152         729,227         468,178
Long-term debt
    (including current portion)                     9,057             1,803         168,832         167,980          81,773
Shareholders' equity                              961,013           794,297         533,710         454,050         312,231
----------------------------------------------------------------------------------------------------------------------------
STORE OPERATING DATA
Percentage change
    in comparable store sales(6)                        6%                5%              5%              7%              9%
Stores open at year-end
    Continental North America
      Company-operated stores                       2,038             1,622           1,270             929             627
      Licensed stores                                 179               133              94              75              49
    International
      Company-operated stores --
        United Kingdom                                 97                66              31               9               1
    Licensed stores                                   184                65              17               2              --
----------------------------------------------------------------------------------------------------------------------------
    Total stores                                    2,498             1,886           1,412           1,015             677
----------------------------------------------------------------------------------------------------------------------------


(1) The Company's fiscal year ends on the Sunday closest to September 30. Fiscal year 1999 included 53 weeks and fiscal years 1995 to 1998 each included 52 weeks.

(2) Specialty revenues include product sales to and royalties and fees from the Company's licensees.

(3) Merger expenses relate to the business combination with Seattle Coffee Holdings Limited in fiscal 1998.

(4) Gain on sale of investment relates to the sale of Noah's New York Bagels, Inc. stock in fiscal 1996.

(5) Earnings per share is based on the weighted average number of shares outstanding during the period plus common stock equivalents consisting of certain shares subject to stock options. In addition, the presentation of diluted earnings per share assumes conversion of the Company's formerly outstanding convertible subordinated debentures using the "if converted" method when such securities were dilutive, with net income adjusted for the after-tax interest expense and amortization applicable to these debentures. Earnings per share data for fiscal years 1995 through 1998 have been restated to reflect the two-for-one stock splits in fiscal 1999 and 1996.

(6)     Includes only Company-operated stores open 13 months or longer.

CAUTIONARY STATEMENT PURSUANT TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements set forth in this Annual Report, including anticipated store openings, planned capital expenditures and trends in or expectations regarding the Company's operations, specifically including the effect of problems associated with the Year 2000, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. Actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, coffee and other raw materials prices and availability, successful execution of internal performance and expansion plans, the impact of competition, the effect of legal proceedings and other risks detailed herein and in the Company's annual and quarterly filings with the Securities and Exchange Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Starbucks presently derives approximately 85% of net revenues from its Company-operated retail stores. The remaining 15% of net revenues is derived from the Company's specialty operations, which include sales to wholesale accounts and licensees, royalty and license fee income and sales through its direct-to-consumer business and its on-line store at www.starbucks.com. The Company's fiscal year ends on the Sunday closest to September 30. Fiscal year 1999 had 53 weeks, and fiscal years 1998 and 1997 each had 52 weeks. The fiscal year ending on October 1, 2000, will include 52 weeks.

The Company's net revenues increased from $1.3 billion in fiscal 1998 to $1.7 billion in fiscal 1999, due primarily to the Company's store expansion program and comparable store sales increases. Comparable store sales increased by 6%, 5% and 5% in fiscal 1999, 1998 and 1997, respectively. As part of its expansion strategy of clustering stores in existing markets, Starbucks has experienced a certain level of cannibalization of existing stores by new stores as store concentration has increased. However, management believes such cannibalization has been justified by the incremental sales and return on new store investments. This cannibalization, as well as increased competition and other factors, may continue to put downward pressure on the Company's comparable store sales growth in future periods.


The following table sets forth the percentage relationship to total net revenues, unless otherwise indicated, of certain items included in the Company's consolidated statements of earnings:

----------------------------------------------------------------------------------------------------------
Fiscal year ended                                            OCT 3, 1999   SEPT 27, 1998   SEPT 28, 1997
                                                              (53 Wks)      (52 Wks)       (52 Wks)
----------------------------------------------------------------------------------------------------------
STATEMENTS OF EARNINGS DATA
Net revenues
         Retail                                                  84.7%         84.2%         85.7%
         Specialty                                               15.3          15.8          14.3
----------------------------------------------------------------------------------------------------------
Total net revenues                                              100.0         100.0         100.0
Cost of sales and related occupancy costs                        44.1          44.2          44.8
----------------------------------------------------------------------------------------------------------
         Gross margin                                            55.9          55.8          55.2
Store operating expenses(1)                                      38.2          38.0          37.6
Other operating expenses(2)                                      20.0          21.1          20.3
Depreciation and amortization                                     5.8           5.5           5.4
General and administrative expenses                               5.3           5.9           5.9
Merger expenses                                                   0.0           0.7           0.0
         Operating income                                         9.3           8.3           8.8
Interest and other income                                         0.5           0.7           1.3
Interest and other expense                                       (0.0)         (0.1)         (0.7)
----------------------------------------------------------------------------------------------------------
         Earnings before income taxes                             9.8           8.9           9.4
Income taxes                                                      3.7           3.7           3.7
----------------------------------------------------------------------------------------------------------
         Net earnings                                             6.1 %         5.2%          5.7 %
----------------------------------------------------------------------------------------------------------

(1)      Shown as a percentage of retail revenues.

(2)      Shown as a percentage of specialty revenues.

BUSINESS COMBINATIONS

During the second quarter of fiscal 1999, Starbucks acquired the net assets of Tazo, L.L.C. ("Tazo"), a Portland, Oregon-based tea company that produces premium tea products, and Pasqua Inc. ("Pasqua"), a San Francisco, California-based roaster and retailer of specialty coffee. Both of these acquisitions were accounted for under the purchase method of accounting. The results of operations for Tazo and Pasqua are included in the accompanying consolidated financial statements from the dates of acquisition. During the third quarter of fiscal 1998, Starbucks acquired the United Kingdom-based Seattle Coffee Holdings Limited ("Seattle Coffee Company") in a pooling-of-interests transaction (the "Transaction"). In conjunction with the Transaction, Starbucks recorded pre-tax charges of $8.9 million in direct merger costs and $6.6 million in other charges associated with the integration of Seattle Coffee Company. The historical financial statements for the periods prior to the Transaction were restated as though the companies had always been combined.


RESULTS OF OPERATIONS -- FISCAL 1999 COMPARED TO FISCAL 1998

REVENUES

Net revenues increased 28% to $1.7 billion for fiscal 1999, compared to $1.3 billion for fiscal 1998. Retail sales increased 29% to $1.4 billion from $1.1 billion. The increase in retail sales was due to the addition of new Company-operated stores, comparable store sales growth of 6% and sales for the 53rd week of the fiscal year. Comparable store sales percentages have been calculated excluding the 53rd week of fiscal 1999. The increase in comparable store sales resulted from a 5% increase in the number of transactions and a 1% increase in the average dollar value per transaction. During fiscal 1999, the Company opened 424 stores in continental North America and 36 stores in the United Kingdom. As of fiscal year-end, there were 2,038 Company-operated stores in continental North America and 97 in the United Kingdom. During fiscal 2000, the Company expects to open at least 350 Company-operated stores in North America and 50 in the United Kingdom.

Specialty revenues increased 25% to $257 million for fiscal 1999 from $206 million for fiscal 1998. The increase was driven primarily by higher sales to licensees and joint ventures and business dining customers. Licensees (including those in which the Company is a joint venture partner) opened 44 stores in continental North America and 121 stores in international markets. The Company ended the year with 179 licensed stores in continental North America and 184 licensed stores in international markets. During fiscal 2000, the Company expects to open at least 200 licensed stores.

GROSS MARGIN

Gross margin increased to 55.9% for fiscal 1999 from 55.8% in fiscal 1998. The positive impact on gross margin of lower green coffee costs was partially offset by lower gross margins associated with a change in the Company's strategy for the grocery channel. In late fiscal 1998, the Company signed a long-term licensing agreement with Kraft Foods, Inc. ("Kraft") to handle the U.S. distribution, marketing and advertising for Starbucks whole bean and ground coffee in grocery, warehouse club and mass merchandise stores. The transition to Kraft occurred in the first quarter of fiscal 1999.

EXPENSES

Store operating expenses as a percentage of retail sales increased to 38.2% for fiscal 1999 from 37.5% for fiscal 1998, excluding costs associated with the Transaction. This was due primarily to higher payroll-related expenditures resulting from both an increase in average hourly wage rates and a continuing shift in sales to handcrafted beverages, which are more labor intensive. Including the Transaction costs, store operating expenses for fiscal 1998 were 38.0% of retail sales.

Other operating expenses (expenses associated with all operations other than Company-owned retail stores, including the Company's share of joint venture profits and losses) were 20.0% of specialty revenues during fiscal 1999, compared to 21.1% for fiscal 1998. This decrease was attributable to lower operating expenses associated with the grocery channel after the transition to Kraft, partially offset by higher payroll expense supporting other channels.

Depreciation and amortization was 5.8% of net revenues, up from 5.5% of net revenues for fiscal 1998, primarily due to depreciation on new information systems put into service in late fiscal 1998 and during fiscal 1999. General and administrative expenses were 5.3% of net revenues during fiscal 1999 compared to 5.9% for fiscal 1998, primarily due to proportionately lower payroll-related expenses.

INCOME TAXES

The Company's effective tax rate for fiscal 1999 was 38.0% compared to 41.2% for fiscal 1998. The effective tax rate in fiscal 1998 was impacted by non-deductible losses of Seattle Coffee Company prior to the Transaction. Fiscal 1998's rate was also affected by Transaction-related costs. Management expects the effective tax rate to be approximately 38% during fiscal 2000.

RESULTS OF OPERATIONS -- FISCAL 1998 COMPARED TO FISCAL 1997

REVENUES

Net revenues increased 34% to $1.3 billion for fiscal 1998, compared to $975 million for fiscal 1997. Retail sales increased 32% to $1.1 billion from $836 million. The increase in retail sales was due primarily to the addition of new Company-operated stores. In addition, comparable store sales increased 5% for the 52 weeks ended September 27, 1998 compared to the same 52-week period in fiscal 1997. Comparable store sales increases resulted from an increase in the number of transactions combined with an increase in the average dollar value per transaction. The increase in average dollar value per transaction was primarily due to the sales price increases effected during fiscal 1997. During fiscal 1998, the Company opened 357 stores in continental North America and 37 stores in the United Kingdom. By fiscal year-end, there were 1,622 Company-operated stores in continental North America and 66 in the United Kingdom.

Specialty revenues increased 48% to $206 million for fiscal 1998 from $139 million for fiscal 1997. The increase was due primarily to increased sales and license fees in the grocery category, increased sales to the Company's joint ventures and licensees and higher wholesale club sales. The Company sells roasted coffee to its joint venture with Pepsi-Cola Company, a division of PepsiCo, Inc. (the "North American Coffee Partnership"), for use in the manufacture of its bottled Frappuccino(R) coffee drink. The Company also sells coffee extract to Dreyer's Grand Ice Cream, Inc. ("Dreyer's") for use in the manufacture of Starbucks branded ice creams sold by the Company's joint venture with Dreyer's (the "Ice Cream Joint Venture"). Licensees (including those in which the Company is a joint venture partner) opened 45 stores in continental North America and 48 stores in international markets. The Company ended the year with 133 licensed stores in continental North America and 65 licensed stores in international markets.

GROSS MARGIN

Gross margin increased to 55.8% for fiscal 1998 compared to 55.2% for fiscal 1997. This increase was primarily the result of prior year sales price increases partially offset by higher green coffee costs.

Store operating expenses as a percentage of retail sales increased to 38.0% for fiscal 1998 from 37.6% for fiscal 1997. This was due to integration costs associated with the Transaction. Excluding these costs, store operating expenses for fiscal 1998 would have been 37.5% of retail sales.

Other operating expenses (expenses associated with the Company's specialty operations, as well as the Company's share of joint venture profits and losses) increased to 21.1% of specialty revenues for fiscal 1998 from 20.3% for fiscal 1997. The increase was attributable to higher advertising expenses and higher payroll-related costs for the Company's international and grocery businesses, partially offset by improved results of both the North American Coffee Partnership and the Ice Cream Joint Venture.

MERGER EXPENSES

Merger expenses of $8.9 million consisted mainly of investment banking, legal and accounting fees.

INTEREST AND OTHER INCOME

Interest and other income for fiscal 1998 was $8.5 million, compared to $12.4 million for fiscal 1997. The decrease was primarily due to lower average investment balances.

INTEREST AND OTHER EXPENSE

Interest and other expense for fiscal 1998 was $1.4 million compared to $7.3 million for fiscal 1997. The decrease was due to the conversion of the Company's $165.0 million 4 1/4% Convertible Subordinated Debentures to common stock during the first quarter of fiscal 1998.

INCOME TAXES

The Company's effective tax rate for fiscal 1998 was 41.2% compared to 39.5% in fiscal 1997. The effective tax rate in both years was impacted by non-deductible losses of Seattle Coffee Company prior to the Transaction. Fiscal 1998's rate was also affected by Transaction-related costs. Excluding the impact of Transaction-related costs, the effective tax rate for fiscal 1998 would have been 38.3%.

LIQUIDITY AND CAPITAL RESOURCES

The Company ended fiscal 1999 with $117.8 million in total cash and short-term investments. Working capital as of October 3, 1999, totaled $134.9 million compared to $157.8 million at September 27, 1998. Cash and cash equivalents decreased by $35.2 million during fiscal 1999 to $66.4 million at October 3, 1999. This decrease was offset by an increase in short-term investments of $29.5 million during the same period.

Cash provided by operating activities for fiscal 1999 totaled $210.6 million and resulted primarily from net earnings before non-cash charges of $210.1 million.

Cash used by investing activities for fiscal 1999 totaled $336.3 million. This included capital additions to property, plant and equipment of $261.8 million related to opening 460 new Company-operated retail stores and remodeling certain existing stores, purchasing roasting and packaging equipment for the Company's roasting and distribution facilities, enhancing information systems and expanding existing office space. The purchases of Pasqua and Tazo used $15.7 million. During fiscal 1999, the Company made equity investments of $10.5 million in its international joint ventures. The Company received $5.7 million in distributions from the North American Coffee Partnership and $3.3 million in distributions from the Ice Cream Joint Venture. The Company also used $28.3 million to make minority investments in Living.com, Inc. and Talk City, Inc. The Company invested excess cash primarily in short-term, investment-grade marketable debt securities. The net activity in the Company's marketable securities portfolio during fiscal 1999 provided $34.1 million.

Cash provided by financing activities for fiscal 1999 totaled $90.5 million. This included $29.9 million of checks issued but not presented for payment, $52.4 million generated from the exercise of employee stock options and the related income tax benefit available to the Company upon exercise of such options and $9.4 million generated from the Company's employee stock purchase plan. As options granted under the Company's stock option plans are exercised, the Company will continue to receive proceeds and a tax deduction; however, neither the amounts nor the timing thereof can be predicted.

Cash requirements for fiscal 2000, other than normal operating expenses, are expected to consist primarily of capital expenditures related to the addition of new Company-operated retail stores. The Company plans to open at least 400 Company-operated stores during fiscal 2000. The Company also anticipates incurring additional expenditures for enhancing its production capacity and information systems and remodeling certain existing stores. While there can be no assurance that current expectations will be realized, management expects capital expenditures for fiscal 2000 to be approximately $300 million.


Management believes that existing cash and investments plus cash generated from operations should be sufficient to finance capital requirements for its core businesses through fiscal 2000. New joint ventures, other new business opportunities or store expansion rates substantially in excess of that presently planned may require outside funding.


YEAR 2000 COMPLIANCE

The Year 2000 issue results from computer programs being written using two digits rather than four to define the applicable year. Computer programs with time-sensitive software, at the Company and elsewhere, may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to produce and distribute products, process transactions or engage in similar normal business activities. To address the Year 2000 issue and its risks, the Company formed a cross-functional Task Force, headed by senior management, to evaluate the risks and implement appropriate remediation and contingency plans.

The Company's preparations for the Year 2000 have been divided into two categories, MIS-supported systems and other systems and issues. "MIS-supported" systems are those telephone and computer systems that are acquired, installed and maintained by the Company's Management Information Systems ("MIS") department. These systems include all of the software applications generally available on the Company's computer network, as well as many applications used by particular departments or in connection with specific functions (for example, payroll and general accounting software). Single-user applications and a few specialized systems maintained by certain departments within the Company are not considered MIS-supported systems. The Company's MIS department is primarily responsible for addressing Year 2000 compliance issues arising from all MIS-supported systems, while the Year 2000 Task Force is primarily responsible for Year 2000 compliance issues arising from non-MIS-supported systems and from relationships with critical product and service providers.

The majority of computer and telephony applications at Starbucks are relatively recent purchases that are not expected to be affected by the Year 2000 problem. All of the MIS-supported systems used at Starbucks have been identified and evaluated. Where necessary, the Company has remediated such systems by installing system upgrades or rewriting code. As the suppliers of telephone and computer systems or software to the Company have worked to address Year 2000 issues with their own products, several have uncovered new or additional problems relating to their systems or software and have so notified the Company. In some cases, these new or additional issues have necessitated additional remediation or testing of the Company's systems. As part of the remediation process, the Company's MIS department has tested each critical system and networked application.

To address issues arising from non-MIS-supported systems or embedded chips and to evaluate the Company's exposure to third parties' failures to remediate their Year 2000 problems, the

Company has identified the critical product and service suppliers for each of its business units and departments. The Company has solicited information from these critical suppliers and others about their remediation and contingency plans and their ability to meet the Company's needs in the Year 2000. By the end of fiscal 1999, the Company had received responses from approximately 93% of these product and service suppliers, virtually all of which indicate that they are actively addressing the Year 2000 issue. The Company has worked with these suppliers to complete additional remediation steps and is working with all of its critical product and service suppliers to develop appropriate contingency plans. The contingency plans include, among other actions, purchasing additional inventory prior to the end of 1999, identifying alternate sources of products and services and establishing alternate ways to accomplish critical business functions. The Company has prepared contingency plans for each of its critical business units or departments and conducted tests of certain critical non-MIS-supported systems. Despite these efforts, there can be no guarantee that the other companies on which the Company relies will be prepared for the Year 2000 and that their Year 2000 problems will not have an adverse effect on the Company.

The Company presently believes that the most reasonably likely worst case scenario concerning the Year 2000 is that certain critical product and service providers will not be Year 2000 compliant and will be unable to deliver products and services in a timely manner. The Company believes that its geographically dispersed retail stores and large supplier base will significantly mitigate any adverse impact from suppliers' delays or failures, but that the Company remains vulnerable to (i) delays in deliveries by a few suppliers who are the sole source of certain products and services; (ii) disruption of the components of its distribution operations, including ports, trucking and air freight services; and (iii) local or regional retail store shutdowns as a result of problems with infrastructure such as power, water and sewer service. To support the Company's business, particularly the retail stores, in the event that any problems occur, the Company has prepared a Year 2000 event room with backup generator power to monitor the rollover of the Company's systems to the new year and address any other Year 2000 issues.

The Company has spent approximately $1.4 million in direct costs for the Year 2000 compliance project through the end of fiscal 1999 and expects to spend approximately $2.0 million for the project. The total cost of all remediation efforts is management's best estimate, which is based on numerous assumptions about future events, including the continued availability of certain resources, third party modification plans and other factors. There can be no guarantee that these estimates will prove true and actual results could differ significantly from those projected.

COFFEE PRICES, AVAILABILITY AND GENERAL RISK CONDITIONS

The supply and price of coffee are subject to significant volatility. Although most coffee trades in the commodity market, coffee of the quality sought by the Company tends to trade on a negotiated basis at a substantial premium above commodity coffee prices, depending upon the supply and demand at the time of purchase. Supply and price can be affected by multiple factors in the producing countries, including weather, political and economic conditions. In addition, green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence commodity prices of green coffee through agreements establishing export quotas or restricting coffee supplies worldwide. The Company's ability to raise sales prices in response to rising coffee prices may be limited, and the Company's profitability could be adversely affected if coffee prices were to rise substantially.

The Company enters into fixed-price purchase commitments in order to secure an adequate supply of quality green coffee and bring greater certainty to the cost of sales in future periods. As of October 3, 1999, the Company had approximately $84 million in fixed-price purchase commitments which, together with existing inventory, is expected to provide an adequate supply of green coffee for the majority of fiscal 2000. The Company believes, based on relationships established with its suppliers in the past, that the risk of non-delivery on such purchase commitments is remote.

To further reduce its exposure to rising coffee costs, the Company may, from time to time, enter into futures contracts to hedge price-to-be-established coffee purchase commitments. The specific risks associated with these activities are described below in "Financial Risk Management."

In addition to fluctuating coffee prices, management believes that the Company's future results of operations and earnings could be significantly impacted by other factors such as increased competition within the specialty coffee industry, the Company's ability to find optimal store locations at favorable lease rates, increased costs associated with opening and operating retail stores and the Company's continued ability to hire, train and retain qualified personnel.


FINANCIAL RISK MANAGEMENT

The Company maintains investment portfolio holdings of various issuers, types and maturities. These securities are classified as available-for-sale and are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income. As of October 3, 1999, approximately 76% of the total portfolio was invested in short-term marketable debt securities with maturities of less than one year. An additional 15% was invested in long-term U.S. Government obligations with maturities of 12 to 18 months and the remaining 9% was invested in marketable equity securities. The Company does not hedge its interest rate exposure.

The Company is subject to foreign currency exchange rate exposure, primarily related to its foreign retail operations in Canada and the United Kingdom. Historically, this exposure has had a minimal impact on the Company. At the present time, the Company does not hedge foreign currency risk, but may do so in the future.

The Company may, from time to time, enter into futures contracts to hedge price-to-be-fixed coffee purchase commitments with the objective of minimizing cost risk due to market fluctuations. The Company does not hold or issue derivative instruments for trading purposes. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 80, "Accounting for Futures Contracts," these futures contracts meet the hedge criteria and are accounted for as hedges. Accordingly, gains and losses are deferred and recognized as adjustments to the carrying value of coffee inventory when purchased and recognized in results of operations as coffee products are sold. Gains and losses are calculated based on the difference between the cost basis and the market value of the coffee contracts. The market risk related to coffee futures is substantially offset by changes in the costs of coffee purchased.

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

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This pronouncement will require the Company to recognize derivatives on its balance sheet at fair value. Changes in the fair values of derivatives that qualify as cash-flow hedges will be recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. The Company is in the process of evaluating the impact of this new accounting standard and does not expect that it will have a significant effect on its results of operations. The FASB subsequently issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133", which postpones initial application until fiscal years beginning after June 15, 2000. The Company expects to adopt SFAS No. 133 in fiscal 2001.

CONSOLIDATED BALANCE SHEETS

In thousands, except share data

------------------------------------------------------------------------------------------------------------------------------------
                                                                                         OCT 3, 1999       SEPT 27, 1998
------------------------------------------------------------------------------------------------------------------------------------

ASSETS
Current assets
         Cash and cash equivalents                                                     $    66,419         $   101,663
         Short-term investments                                                             51,367              21,874
         Accounts receivable                                                                47,646              50,972
         Inventories                                                                       180,886             143,118
         Prepaid expenses and other current assets                                          19,049              11,205
         Deferred income taxes, net                                                         21,133               8,448
------------------------------------------------------------------------------------------------------------------------------------
                  Total current assets                                                     386,500             337,280
Joint ventures and other investments                                                        68,060              38,917
Property, plant and equipment, net                                                         760,289             600,794
Deposits and other assets                                                                   23,474              15,685
Goodwill, net                                                                               14,191                  79
------------------------------------------------------------------------------------------------------------------------------------
         Total                                                                         $ 1,252,514         $   992,755
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
         Accounts payable                                                              $    56,108         $    49,861
         Checks drawn in excess of bank balances                                            64,211              33,634
         Accrued compensation and related costs                                             43,872              35,941
         Accrued occupancy costs                                                            23,017              17,526
         Accrued taxes                                                                      30,752              18,323
         Other accrued expenses                                                             33,637              24,190
------------------------------------------------------------------------------------------------------------------------------------
                  Total current liabilities                                                251,597             179,475
Deferred income taxes, net                                                                  32,886              18,983
Long-term debt                                                                               7,018                  --
Commitments and contingencies (notes 5, 9 and 13)
SHAREHOLDERS' EQUITY
         Common stock -- Authorized, 300,000,000 shares; issued and outstanding, 183,282,095 and 179,266,956 shares, respectively
                  (includes 848,550 common stock units in both years)                      651,020             589,214
         Retained earnings                                                                 313,939             212,246
         Accumulated other comprehensive loss                                               (3,946)             (7,163)
------------------------------------------------------------------------------------------------------------------------------------
                  Total shareholders' equity                                               961,013             794,297
------------------------------------------------------------------------------------------------------------------------------------
                  Total                                                                $ 1,252,514         $   992,755
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

In thousands, except earnings per share

------------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended                                             OCT 3, 1999              SEPT 27, 1998           SEPT 28, 1997
------------------------------------------------------------------------------------------------------------------------------------


Net revenues                                                  $ 1,680,145               $ 1,308,702               $ 975,389
Cost of sales and related occupancy costs                         741,010                   578,483                 436,942
------------------------------------------------------------------------------------------------------------------------------------
Gross margin                                                      939,135                   730,219                 538,447
Store operating expenses                                          543,572                   418,476                 314,064
Other operating expenses                                           51,374                    43,479                  28,239
Depreciation and amortization                                      97,797                    72,543                  52,801
General and administrative expenses                                89,681                    77,575                  57,144
Merger expenses                                                        --                     8,930                      --
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                  156,711                   109,216                  86,199
Interest and other income                                           8,678                     8,515                  12,393
Interest and other expense                                         (1,363)                   (1,381)                 (7,282)
------------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                      164,026                   116,350                  91,310
Income taxes                                                       62,333                    47,978                  36,099
------------------------------------------------------------------------------------------------------------------------------------
         Net earnings                                         $   101,693               $    68,372               $  55,211
------------------------------------------------------------------------------------------------------------------------------------
Net earnings per common share -- basic                        $      0.56               $      0.39               $    0.35
Net earnings per common share -- diluted                      $      0.54               $      0.37               $    0.33
Weighted average shares outstanding
         Basic                                                    181,842                   176,110                 159,289
         Diluted                                                  188,531                   183,771                 180,317
------------------------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

------------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended                                                                   OCT 3, 1999    SEPT 27, 1998     SEPT 28, 1997
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                                   $      101,693       $    68,372        $   55,211
Adjustments to reconcile net earnings
                   to net cash provided by operating activities
         Depreciation and amortization                                                107,512            80,901            58,864
         Provision for store remodels and losses on asset disposals                     2,456             7,234             1,049
         Conversion of compensatory options into common stock                              --             1,158                --
         Deferred income taxes, net                                                       794             2,125             5,490
         Equity in (income) losses of investees                                        (2,318)               14             2,760
         Cash (used) provided by changes in operating assets and liabilities
                  Accounts receivable                                                   3,838           (19,790)          (13,475)
                  Inventories                                                         (36,405)          (23,496)          (36,382)
                  Prepaid expenses and other current assets                            (7,552)           (2,497)           (2,236)
                  Accounts payable                                                      4,711             4,601             9,559
                  Accrued compensation and related costs                                7,586             9,943            10,871
                  Accrued occupancy costs                                               5,517             5,342             4,208
                  Accrued taxes                                                        12,429             7,173             3,850
                  Other accrued expenses                                               10,313             1,799               525
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                             210,574           142,879           100,294

INVESTING ACTIVITIES
Purchase of investments                                                              (122,800)          (51,354)         (171,631)
Sale of investments                                                                     3,633             5,138             9,257
Maturity of investments                                                                85,053           112,080           173,665
Purchase of businesses, net of cash acquired                                          (15,662)               --                --
Investments in joint ventures and other investments                                   (30,780)          (12,418)          (27,624)
Distributions from joint ventures                                                       8,983             2,750                --
Additions to property, plant and equipment                                           (261,781)         (201,855)         (174,363)
Proceeds from sales of property, plant and equipment                                    3,927                --                --
Additions to deposits and other assets                                                 (6,866)           (3,184)           (4,604)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                (336,293)         (148,843)         (195,300)

FINANCING ACTIVITIES
Increase in cash provided by checks drawn in excess of bank balances                   29,912             4,846            12,287
Proceeds from sale of common stock
         under employee stock purchase plan                                             9,386             4,649             4,009
Exercise of stock options                                                              33,799            20,755            13,629
Tax benefit from exercise of nonqualified stock options                                18,621             9,332             9,626
Payments on long-term debt                                                             (1,189)           (1,993)           (1,566)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                              90,529            37,589            37,985
Effect of exchange rate changes on cash and cash equivalents                              (54)              (88)              (18)
------------------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                                      (35,244)           31,537           (57,039)

CASH AND CASH EQUIVALENTS
Beginning of year                                                                     101,663            70,126           127,165
------------------------------------------------------------------------------------------------------------------------------------
End of year                                                                         $  66,419         $ 101,663         $  70,126
------------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for
         Interest                                                                   $     442         $   4,130         $   7,179
         Income taxes                                                                  35,366            32,643            19,679

NONCASH FINANCING AND INVESTING TRANSACTIONS
Liabilities assumed in conjunction with the acquisition
         of land and building                                                           7,746                --                --
Net unrealized holding gains (losses) on investments                                      683              (595)           (1,983)
Conversion of convertible debt into common stock,
         net of unamortized issue costs and accrued interest                               --           162,036                --
Common stock tendered in settlement of stock
         options exercised                                                                 --             4,859                --
Equipment acquired under capital lease                                                     --                --             2,434
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In thousands, except share data

                                                                                                           ACCUMULATED
                                                                                                              OTHER
                                                                          COMMON STOCK          RETAINED   COMPREHENSIVE
                                                                      SHARES         AMOUNT     EARNINGS   INCOME (LOSS)     TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1996                                        157,422,976     $364,020     $ 88,663     $ 1,367      $ 454,050
         Net earnings                                                       --           --       55,211          --         55,211
         Unrealized holding losses, net                                     --           --           --      (1,983)        (1,983)
         Translation adjustment                                             --           --           --        (832)          (832)
                                                                                                                          ---------
         Comprehensive income                                                                                                52,396
                                                                                                                          ---------
         Exercise of stock options,
             including tax benefit of $9,626                         2,763,830       23,255           --          --         23,255
         Sale of common stock                                          931,240        4,009           --          --          4,009
------------------------------------------------------------------------------------------------------------------------------------
Balance, September 28, 1997                                        161,118,046      391,284      143,874      (1,448)       533,710
         Net earnings                                                       --           --       68,372          --         68,372
         Unrealized holding losses, net                                     --           --           --        (595)          (595)
         Translation adjustment                                             --           --           --      (5,120)        (5,120)
                                                                                                                          ---------
         Comprehensive income                                                                                                62,657
                                                                                                                          ---------
         Conversion of convertible debt
             into common stock                                      14,194,054      162,036           --          --        162,036
         Common stock units issued
             under deferred stock
             plan, net of shares tendered                              848,550           --           --          --             --
         Exercise of stock options,
             including tax benefit of $9,332                         2,834,528       31,245           --          --         31,245
         Sale of common stock                                          271,778        4,649           --          --          4,649
------------------------------------------------------------------------------------------------------------------------------------
Balance, September 27, 1998                                        179,266,956      589,214      212,246      (7,163)       794,297
         Net earnings                                                       --           --      101,693          --        101,693
         Unrealized holding gains, net                                      --           --           --         683            683
         Translation adjustment                                             --           --           --       2,534          2,534
                                                                                                                          ---------
         Comprehensive income                                                                                               104,910
                                                                                                                          ---------
         Exercise of stock options,
             including tax benefit of $18,621                        3,522,908       52,420           --          --         52,420
         Sale of common stock                                          492,231        9,386           --          --          9,386
------------------------------------------------------------------------------------------------------------------------------------
Balance, October 3, 1999                                           183,282,095     $651,020     $313,939     $(3,946)     $ 961,013
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 3, 1999, September 27, 1998 and September 28, 1997

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Starbucks Corporation and its subsidiaries (collectively "Starbucks" or the "Company") purchases and roasts high quality whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, a variety of pastries and confections, coffee-related accessories and equipment and a line of premium teas, primarily through its Company-operated retail stores. In addition to sales through its Company-operated retail stores, Starbucks sells coffee and tea products through other channels of distribution (collectively, "specialty operations"). Starbucks, through its joint venture partnerships, also produces and sells bottled Frappuccino(R) coffee drink and a line of premium ice creams. The Company's objective is to establish Starbucks as the most recognized and respected brand in the world. To achieve this goal, the Company plans to continue to rapidly expand its retail operations, grow its specialty operations and selectively pursue other opportunities to leverage the Starbucks brand through the introduction of new products and the development of new distribution channels.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements reflect the financial position and operating results of Starbucks and its subsidiaries. Material intercompany transactions have been eliminated.

Investments in unconsolidated joint ventures are accounted for under the equity method, as the Company does not exercise control over the operating and financial policies of such joint ventures.

FISCAL YEAR-END

The Company's fiscal year ends on the Sunday closest to September 30.
The fiscal year ended October 3, 1999, included 53 weeks. Fiscal years 1998 and 1997 each included 52 weeks.

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

CASH MANAGEMENT

The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Checks issued but not presented for payment to the bank are reflected as "Checks drawn in excess of bank balances" in the accompanying consolidated financial statements.

INVESTMENTS

The Company's investments consist primarily of investment-grade marketable debt and equity securities, all of which are classified as available-for-sale and recorded at fair value. Unrealized holding gains and losses are recorded, net of any tax effect, as a separate component of accumulated other comprehensive income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents approximates fair value because of the short-term maturity of those instruments. The fair value of the Company's investments in marketable debt and equity securities is based upon the quoted market price on the last business day of the fiscal year plus accrued interest, if any. The fair value and amortized cost of the Company's investments (short- and long-term) at October 3, 1999, were $56.4 million and $56.2 million, respectively. The fair value and amortized cost of the Company's investments at September 27, 1998, were $21.9 million and $22.7 million, respectively. For further information on investments, see Note 4. The carrying value of long-term debt approximates fair value.

INVENTORIES

Inventories are stated at the lower of cost (primarily moving average cost) or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of property, plant and equipment, which includes amortization of assets under capital leases, is provided on the straight-line method over estimated useful lives, generally ranging from two to seven years for equipment and 40 years for buildings. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease life, generally ten years. The portion of depreciation expense related to production and distribution facilities is included in "Cost of sales and related occupancy costs" in the accompanying consolidated statements of earnings.

GOODWILL

The excess purchase price paid over net assets of businesses acquired is amortized on a straight-line basis over the period of expected benefit, which ranges from ten to twenty years.

LONG-LIVED ASSETS

When facts and circumstances indicate that the cost of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets to projected future cash flows. Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss by a charge against current operations.

HEDGING AND FUTURES CONTRACTS

The Company may, from time to time, enter into futures contracts to hedge price-to-be-fixed coffee purchase commitments with the objective of minimizing cost risk due to market fluctuations. The Company does not hold or issue derivative instruments for trading purposes. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 80 "Accounting for Futures Contracts," these futures contracts meet the hedge criteria and are accounted for as hedges. Accordingly, gains and losses are deferred and recognized as adjustments to the carrying value of coffee inventory when purchased and recognized in results of operations as coffee products are sold. Gains and losses are calculated based on the difference between the cost basis and the market value of the coffee contracts. The market risk related to coffee futures is substantially offset by changes in the costs of coffee purchased. The Company had no open futures contracts as of October 3, 1999, or September 27, 1998.

ADVERTISING

The Company expenses costs of advertising the first time the advertising campaign takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefit, generally three to twelve months.

STORE PREOPENING EXPENSES

Costs incurred in connection with the start-up and promotion of new store openings are expensed as incurred.

RENT EXPENSE

Certain of the Company's lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing at a date other than the date of initial occupancy. Minimum rental expenses are recognized on a straight-line basis over the terms of the leases.

FOREIGN CURRENCY TRANSLATION

The Company's international operations use their local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts at the average exchange rates during the year. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

INCOME TAXES

The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

STOCK SPLIT

On March 19, 1999, the Company effected a two-for-one stock split for its holders of record on March 5, 1999. All applicable share and per-share data in these consolidated financial statements have been restated to give effect to this stock split.

EARNINGS PER SHARE

The computation of basic earnings per share is based on the weighted average number of shares and common stock units outstanding during the period. The numbers of shares resulting from this computation for fiscal 1999, 1998 and 1997 were 181.8 million, 176.1 million and 159.3 million, respectively.

The computation of diluted earnings per share includes the dilutive effect of common stock equivalents consisting of certain shares subject to stock options. The computation of diluted earnings per share also assumes conversion of the Company's formerly outstanding convertible subordinated debentures using the "if converted" method when such securities were dilutive, with net income adjusted for the after-tax interest expense and amortization applicable to these debentures. The numbers of shares resulting from this computation for fiscal 1999, 1998 and 1997 were 188.5 million, 183.8 million and 180.3 million, respectively. Options with exercise prices greater than the average market price were not included in the computation of diluted earnings per share. These options totaled 0.6 million, 0.3 million and 0.6 million for fiscal 1999, 1998 and 1997, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This pronouncement will require the Company to recognize derivatives on its balance sheet at fair value. Changes in the fair values of derivatives that qualify as cash-flow hedges will be recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. The Company is in the process of evaluating the impact of this new accounting standard and does not expect that it will have a significant effect on its results of operations. The FASB subsequently issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133", which postpones initial application until fiscal years beginning after June 15, 2000. The Company expects to adopt SFAS No. 133 in fiscal 2001.

RECLASSIFICATIONS

Certain reclassifications of prior years' balances have been made to conform to the fiscal 1999 presentation.

NOTE 2: BUSINESS COMBINATIONS

During the second quarter of fiscal 1999, Starbucks acquired the net assets of Tazo, L.L.C. ("Tazo"), a Portland, Oregon-based tea company that produces premium tea products, and the stock of Pasqua Inc. ("Pasqua"), a San Francisco, California-based roaster and retailer of specialty coffee. The combined purchase price for these two acquisitions was $16.5 million. The excess purchase price over the net assets acquired was recorded to goodwill and is being amortized over a period of ten to twenty years. Both of these acquisitions were accounted for under the purchase method of accounting. The results of operations of Tazo and Pasqua have been included in the consolidated financial statements of the Company from the dates of acquisition. Pro forma results of operations have not been presented because the effects of these acquisitions were not material on either an individual or aggregate basis.


On May 28, 1998, the Company acquired all of the equity interests of Seattle Coffee Holdings Limited ("Seattle Coffee Company"), a United Kingdom-based roaster and retailer of specialty coffee, in exchange for 3.6 million shares of Starbucks common stock. This business combination (the "Transaction") was accounted for as a pooling-of-interests for accounting and financial reporting purposes. Accordingly, the historical financial statements for the periods prior to the business combination were restated as though the companies had always been combined. The restated financial statements were adjusted to conform the accounting policies and fiscal reporting periods of Seattle Coffee Company to Starbucks accounting policies and fiscal reporting periods. The Transaction resulted in pre-tax charges of $8.9 million in direct merger costs and $6.6 million in other costs associated with the integration of Seattle Coffee Company.

The following summarizes the Company's net revenues, net earnings and earnings per share for the periods prior to and following the Transaction (in thousands, except earnings per share):

                                                                           SEATTLE
                                                                           COFFEE
                                                       STARBUCKS           COMPANY          COMBINED
--------------------------------------------------------------------------------------------------------------------
1998
34 Weeks prior to the Transaction
         Net revenues                                   $805,151          $ 15,675          $820,826
         Net earnings                                     45,811            (3,312)           42,499
         Net earnings per share -- diluted                  0.25             (0.02)             0.23
--------------------------------------------------------------------------------------------------------------------
18 Weeks after the Transaction
         Net revenues                                                                       $487,876
         Net earnings                                                                         25,873
         Net earnings per share -- diluted                                                      0.15
--------------------------------------------------------------------------------------------------------------------
1997
         Net revenues                                   $966,946          $  8,443          $975,389
         Net earnings                                     57,412            (2,201)           55,211
         Net earnings per share -- diluted                  0.35             (0.02)             0.33
--------------------------------------------------------------------------------------------------------------------

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following (in thousands):


                                                       OCT 3, 1999         SEPT 27, 1998
----------------------------------------------------------------------------------------
Operating funds and interest-bearing deposits            $ 39,926            $ 26,564
Commercial paper                                            7,980              67,024
Money market funds                                         18,513               8,075
----------------------------------------------------------------------------------------
                                                         $ 66,419            $101,663
----------------------------------------------------------------------------------------

NOTE 4: INVESTMENTS

The Company's investments consist of the following (in thousands):


------------------------------------------------------------------------------------------------------------
                                                                                GROSS               GROSS
                                                                              UNREALIZED          UNREALIZED
                                           FAIR             AMORTIZED           HOLDING             HOLDING
October 3,1999                             VALUE              COST               GAINS              LOSSES
------------------------------------------------------------------------------------------------------------
Current investments
  Corporate debt securities               $17,233            $17,123            $   155            $   (45)
  U.S. Government obligations               4,988              4,976                 13                 (1)
  Commercial paper                         18,706             18,751                 --                (45)
  Mutual funds                              2,056              2,002                 73                (19)
  Marketable equity securities              8,384              8,258                313               (187)
------------------------------------------------------------------------------------------------------------
                                          $51,367            $51,110            $   554             $  (297)
------------------------------------------------------------------------------------------------------------
Non-current investments
  U.S. Government obligations             $ 5,028            $ 5,044              $  --             $   (16)
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
                                                                                 GROSS              GROSS
                                                                               UNREALIZED        UNREALIZED
                                            FAIR            AMORTIZED           HOLDING            HOLDING
September 27, 1998                         VALUE              COST               GAINS              LOSSES
------------------------------------------------------------------------------------------------------------
Current investments
  Corporate debt securities               $11,356            $11,373            $    20            $   (37)
  U.S. Government obligations              10,410             10,409                  1                 --
  Marketable equity securities                108                958                 --               (850)
------------------------------------------------------------------------------------------------------------
                                          $21,874            $22,740            $    21            $  (887)
------------------------------------------------------------------------------------------------------------


All investments are classified as available-for-sale as of October 3,1999 and September 27, 1998. Securities with remaining maturities of one year or less are classified as short-term investments. Securities with remaining maturities longer than one year are classified as long-term and are included in the line item "Joint ventures and other investments" in the accompanying consolidated balance sheets. The specific identification method is used to determine a cost basis for computing realized gains and losses.


In fiscal 1999, 1998 and 1997, proceeds from the sale of investment securities were $3.6 million, $5.1 million and $9.3 million, respectively. Gross realized gains and losses were not material in 1999, 1998 and 1997.

NOTE 5: INVENTORIES

Inventories consist of the following (in thousands):


----------------------------------------------------------------------------------
                                                 OCT 3, 1999         SEPT 27, 1998
----------------------------------------------------------------------------------
Coffee
  Unroasted                                       $ 95,001              $ 77,400
  Roasted                                           28,065                18,996
Other merchandise held for sale                     46,655                36,850
Packaging and other supplies                        11,165                 9,872
----------------------------------------------------------------------------------
                                                  $180,886              $143,118
----------------------------------------------------------------------------------

As of October 3, 1999, the Company had fixed-price inventory purchase commitments for green coffee totaling approximately $84 million. The Company believes, based on relationships established with its suppliers in the past, that the risk of non-delivery on such purchase commitments is remote.

NOTE 6: JOINT VENTURES AND OTHER INVESTMENTS

Starbucks has several joint ventures that are accounted for using the equity method. The Company's share of joint venture income or losses is included in "Other operating expenses" in the accompanying consolidated statements of earnings.

The Company has two joint ventures to produce and distribute Starbucks branded products: a 50/50 joint venture and partnership agreement with Pepsi-Cola Company ("Pepsi") to develop ready-to-drink coffee-based beverages and a 50/50 joint venture agreement with Dreyer's Grand Ice Cream, Inc. to develop and distribute premium ice creams.

The Company is a partner in several other joint ventures that operate licensed Starbucks retail stores. The Company has a 50/50 joint venture partnership with SAZABY Inc., a Japanese retailer and restauranteur, to develop Starbucks retail stores in Japan. The Company also has a 5% interest in a joint venture to develop Starbucks retail stores in Hawaii and a 5% interest in a joint venture to develop Starbucks retail stores in Taiwan.

The Company's investments in these joint ventures are as follows (in thousands):


--------------------------------------------------------------------------------------------------
                                                 PEPSI              ALL OTHER
                                                 JOINT                JOINT
                                                VENTURE              VENTURES              TOTAL
--------------------------------------------------------------------------------------------------
Balance, September 29, 1996                     $  2,618             $  1,781             $  4,399
  Allocated share of losses                       (2,384)                (376)              (2,760)
  Capital contributions                           27,259                  365               27,624
--------------------------------------------------------------------------------------------------
Balance, September 28, 1997                       27,493                1,770               29,263
  Allocated share of (losses) income                 (30)                  16                  (14)
  Distributions from joint ventures                   --               (2,750)              (2,750)
  Capital contributions                            7,616                4,802               12,418
--------------------------------------------------------------------------------------------------
Balance, September 27, 1998                       35,079                3,838               38,917
  Allocated share of (losses) income               3,046                 (728)               2,318
  Distributions from joint ventures               (5,733)              (3,250)              (8,983)
  Capital contributions                               --               10,466               10,466
--------------------------------------------------------------------------------------------------
Balance, October 3, 1999                        $ 32,392             $ 10,326             $ 42,718
--------------------------------------------------------------------------------------------------

In addition, the Company has a consolidated 50/50 joint venture with Johnson Development Corporation to develop retail stores in under-served urban communities.

As of October 3,1999, the Company had a $20.3 million investment in convertible securities of Living.com, Inc. Subsequent to year-end, the investment was converted into shares of Living.com, Inc. Series B Preferred Stock.

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost and consist of the following (in thousands):

                                                          OCT 3, 1999            SEPT 27, 1998
----------------------------------------------------------------------------------------------
Land                                                      $     5,084             $     3,602
Building                                                       19,795                   8,338
Leasehold improvements                                        591,640                 460,020
Roasting and store equipment                                  273,612                 218,744
Furniture, fixtures and other                                 130,223                  79,953
----------------------------------------------------------------------------------------------
                                                            1,020,354                 770,657
Less accumulated depreciation and amortization               (320,982)               (218,455)
----------------------------------------------------------------------------------------------
                                                              699,372                 552,202
Work in progress                                               60,917                  48,592
----------------------------------------------------------------------------------------------
                                                          $   760,289             $   600,794
----------------------------------------------------------------------------------------------


NOTE 8: LONG-TERM DEBT

In September 1999, the Company purchased the land and building comprising its York County, Pennsylvania roasting plant and distribution facility. The total purchase price was $12.9 million. In connection with this purchase, the Company assumed loans totaling $7.7 million from the York County Industrial Development Corporation. Maturities of these loans range from 9.5 to 10.5 years, with interest rates from 0.0% to 2.0%.

Scheduled principal payments on long-term debt are as follows (in thousands):

--------------------------------------------------------------------------------
Fiscal year ending
--------------------------------------------------------------------------------
2000                                                                      $  673
2001                                                                         685
2002                                                                         697
2003                                                                         710
2004                                                                         722
Thereafter                                                                 4,204
--------------------------------------------------------------------------------
Total principal payments                                                  $7,691
--------------------------------------------------------------------------------

During fiscal 1996, the Company issued $165.0 million in principal amount of 4 1/4% Convertible Subordinated Debentures due 2002. On October 21, 1997, the Company called these debentures for redemption. The total principal amount converted, net of unamortized issue costs, accrued but unpaid interest and costs of conversion, was credited to common stock.

NOTE 9: LEASES

The Company leases retail stores, roasting and distribution facilities and office space under operating leases expiring through 2023. Most lease agreements contain renewal options and rent escalation clauses. Certain leases provide for contingent rentals based upon gross sales.

Rental expense under these lease agreements was as follows (in thousands):


-----------------------------------------------------------------------------------
Fiscal year ended               OCT 3, 1999        SEPT 27, 1998      SEPT 28, 1997
-----------------------------------------------------------------------------------
Minimum rentals                    $95,613            $75,912            $54,093
Contingent rentals                   1,581              1,406              1,193
-----------------------------------------------------------------------------------
                                   $97,194            $77,318            $55,286
-----------------------------------------------------------------------------------

Minimum future rental payments under non-cancelable lease obligations as of October 3, 1999, are as follows (in thousands):

--------------------------------------------------------------------------------
Fiscal year ending
--------------------------------------------------------------------------------
2000                                                                    $ 98,515
2001                                                                      99,459
2002                                                                      99,133
2003                                                                      95,827
2004                                                                      90,405
Thereafter                                                               321,941
--------------------------------------------------------------------------------
Total minimum lease payments                                            $805,280
--------------------------------------------------------------------------------

NOTE 10: SHAREHOLDERS' EQUITY

The Company has authorized 7,500,000 shares of its preferred stock, none of which was outstanding at October 3, 1999.

COMPREHENSIVE INCOME

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," as of the first quarter of fiscal 1999. Comprehensive income includes all changes in equity during the period, except those resulting from transactions with shareholders of the Company. It has two components: net income and other comprehensive income. Accumulated other comprehensive income (loss) reported on the Company's consolidated balance sheets consists of foreign currency translation adjustments and the unrealized gains and losses, net of applicable taxes, on available-for-sale securities. Comprehensive income, net of related tax effects, is as follows (in thousands):


---------------------------------------------------------------------------------------------------------------------
Fiscal Year Ended                                               OCT 3, 1999        SEPT 27, 1998        SEPT 28, 1997
---------------------------------------------------------------------------------------------------------------------
Net earnings                                                      $101,693            $ 68,372             $ 55,211
  Unrealized holding gains (losses) on
    investments, net of tax (provision)
    benefit of ($155), $373 and $1,242
    in 1999, 1998 and 1997, respectively                               252                (595)              (1,983)
  Reclassification adjustment for losses
    realized in net income, net of tax benefit of $270                 431                  --                   --
---------------------------------------------------------------------------------------------------------------------
  Net unrealized gain (loss)                                           683                (595)              (1,983)
---------------------------------------------------------------------------------------------------------------------
  Translation adjustment                                             2,534              (5,120)                (832)
---------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                        $104,910            $ 62,657             $ 52,396
---------------------------------------------------------------------------------------------------------------------

NOTE 11: EMPLOYEE STOCK AND BENEFIT PLANS

STOCK OPTION PLANS

The Company maintains several stock option plans under which the Company may grant incentive stock options and non-qualified stock options to employees, consultants and non-employee directors. Stock options have been granted at prices at or above the fair market value on the date of grant. Options vest and expire according to terms established at the grant date.

The following summarizes all stock option transactions from September 30, 1996, through October 3, 1999.

---------------------------------------------------------------------------------------------------------------------
                                                                   WEIGHTED                                 WEIGHTED
                                                                    AVERAGE             SHARES               AVERAGE
                                              SHARES               EXERCISE            SUBJECT TO           EXERCISE
                                            SUBJECT TO               PRICE            EXERCISABLE             PRICE
                                             OPTIONS               PER SHARE            OPTIONS             PER SHARE
---------------------------------------------------------------------------------------------------------------------
Outstanding, September 30, 1996             15,572,456             $    6.35           6,633,934            $    4.22
         Granted                             5,859,592                 16.62
         Exercised                          (2,763,830)                 4.96
         Cancelled                            (760,896)                10.65
---------------------------------------------------------------------------------------------------------------------
Outstanding, September 28, 1997             17,907,322                  9.66           7,427,352                 5.43
         Granted                             6,508,632                 18.52
         Exercised                          (3,683,078)                 6.13
         Cancelled                          (1,229,478)                11.79
---------------------------------------------------------------------------------------------------------------------
Outstanding, September 27, 1998             19,503,398                 13.10           7,560,806                 8.49
         Granted                             8,051,998                 22.97
         Exercised                          (3,522,908)                 9.53
         Cancelled                          (1,461,937)                18.99
---------------------------------------------------------------------------------------------------------------------
Outstanding, October 3, 1999                22,570,551             $   16.84          12,080,825            $   13.55
---------------------------------------------------------------------------------------------------------------------

At October 3, 1999, there were 10,620,149 shares of common stock available for issuance pursuant to future stock option grants.

Additional information regarding options outstanding as of October 3, 1999, is as follows:


---------------------------------------------------------------------------------------------------------------------------
                                                           OPTIONS
                                                         OUTSTANDING                                OPTIONS EXERCISABLE
                                                           WEIGHTED                             ---------------------------
                                                           AVERAGE            WEIGHTED                            WEIGHTED
                                                           REMAINING            AVERAGE                            AVERAGE
         RANGE OF                                         CONTRACTUAL          EXERCISE                            EXERCISE
      EXERCISE PRICES                  SHARES            LIFE (YEARS)           PRICE             SHARES            PRICE
---------------------------------------------------------------------------------------------------------------------------
$    0.37         $    6.28          2,483,329               3.71             $    4.58          2,469,329        $    4.57
     6.31              9.41          2,480,518               5.68                  8.57          2,191,796             8.51
     9.69             18.41          9,148,398               7.51                 16.93          5,281,766            16.43
    19.42             26.25          7,948,806               9.09                 21.96          2,137,934            21.98
    35.31             35.31            509,500               9.68                 35.31                 --               --
---------------------------------------------------------------------------------------------------------------------------
$    0.37         $   35.31         22,570,551               7.50             $   16.84         12,080,825        $   13.55
---------------------------------------------------------------------------------------------------------------------------

EMPLOYEE STOCK PURCHASE PLAN

The Company has an employee stock purchase plan which provides that eligible employees may contribute up to 10% of their base earnings, up to $25,000 annually, toward the quarterly purchase of the Company's common stock. The employee's purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the quarterly offering period. No compensation expense is recorded in connection with the plan. The total number of shares issuable under the plan is 8,000,000. There were 492,231 shares issued under the plan during fiscal 1999 at prices ranging from $14.05 to $25.18. There were 271,778 shares issued under the plan during fiscal 1998 at prices ranging from $15.99 to $19.58. There were 185,492 shares issued under the plan during fiscal 1997 at prices ranging from $11.79 to $12.86. Of the 18,555 employees eligible to participate, 4,972 were participants in the plan as of October 3, 1999.

DEFERRED STOCK PLAN

The Company has a Deferred Stock Plan for certain key employees that enables participants in the plan to defer receipt of ownership of common shares from the exercise of non-qualified stock options. The minimum deferral period is five years. As of October 3, 1999, receipt of 848,550 shares was deferred under the terms of this plan. The rights to receive these shares, represented by common stock units, are included in the calculation of basic and diluted earnings per share as common stock equivalents.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income and net income per share as if the Company adopted the fair-value method of accounting for stock-based awards as of the beginning of fiscal 1996. The fair value of stock-based awards to employees is calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

---------------------------------------------------------------------------------------------------------------------------
                                        EMPLOYEE STOCK OPTIONS                       EMPLOYEE STOCK PURCHASE PLAN
                                 1999           1998           1997              1999             1998              1997
---------------------------------------------------------------------------------------------------------------------------
Expected life (years)           1.5 - 6         1.5 - 6        1.5 - 6               .25              .25               .25
Expected volatility                  50%             45%            40%          44 - 66%         37 - 45%          45 - 47%
Risk-free interest rate     4.60 - 6.21%    5.28 - 6.05%   5.41 - 6.54%      4.26 - 5.63%     5.26 - 5.74%      5.27 - 5.53%
Expected dividend yield             0.0%            0.0%           0.0%              0.0%             0.0%              0.0%
---------------------------------------------------------------------------------------------------------------------------

The Company's valuations are based upon a multiple option valuation approach and forfeitures are recognized as they occur. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock-price volatility. The Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

As required by SFAS No. 123, the Company has determined that the weighted average estimated fair values of options granted during fiscal 1999, 1998 and 1997 were $8.86, $7.20 and $5.42 per share, respectively. Had compensation costs for the Company's stock-based compensation plans been accounted for using the fair value method of accounting described by SFAS No. 123, the Company's net earnings and earnings per share would have been as follows (in thousands, except earnings per share):

--------------------------------------------------------------------------------
                                                                      PRO FORMA
                                                                      UNDER SFAS
Fiscal year ended                                AS REPORTED           NO. 123
--------------------------------------------------------------------------------
October 3, 1999
  Net earnings                                   $   101,693         $    75,326
  Net earnings per common share
    Basic                                        $      0.56         $      0.41
    Diluted                                      $      0.54         $      0.40
September 27, 1998
  Net earnings                                   $    68,372         $    51,595
  Net earnings per common share
    Basic                                        $      0.39         $      0.30
    Diluted                                      $      0.37         $      0.28
September 28, 1997
  Net earnings                                   $    55,211         $    45,808
  Net earnings per common share
    Basic                                        $      0.35         $      0.29
    Diluted                                      $      0.33         $      0.28
--------------------------------------------------------------------------------

In applying SFAS No. 123, the impact of outstanding stock options granted prior to 1996 has been excluded from the pro forma calculations; accordingly, the 1999, 1998 and 1997 pro forma adjustments are not necessarily indicative of future period pro forma adjustments.

DEFINED CONTRIBUTION PLANS

Starbucks maintains voluntary defined contribution plans covering eligible employees as defined in the plan documents. Participating employees may elect to defer and contribute a percentage of their compensation to the plan, not to exceed the dollar amount set by law. For certain plans, the Company matches 25% of each employee's eligible contribution up to a maximum of the first 4% of each employee's compensation.

The Company's matching contributions to the plans were approximately $0.9 million, $0.8 million and $0.6 million for fiscal 1999, 1998 and 1997, respectively.

NOTE 12: INCOME TAXES

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:


-------------------------------------------------------------------------------------------------------
Fiscal year ended                                OCT 3, 1999         SEPT 27, 1998        SEPT 28, 1997
-------------------------------------------------------------------------------------------------------
Statutory rate                                       35.0%                35.0%                35.0%
State income taxes, net of federal
  income tax benefit                                  3.7                  3.8                  3.6
Non deductible losses and merger costs                 --                  2.6                  1.0
Other, net                                           (0.7)                (0.2)                (0.1)
-------------------------------------------------------------------------------------------------------
Effective tax rate                                   38.0%                41.2%                39.5%
-------------------------------------------------------------------------------------------------------

The provision for income taxes consists of the following (in thousands):

--------------------------------------------------------------------------------------
Fiscal year ended             OCT 3, 1999            SEPT 27, 1998       SEPT 28, 1997
--------------------------------------------------------------------------------------
Currently payable
  Federal                        $52,207               $39,267               $25,884
  State                            9,332                 6,586                 4,725
Deferred liability                   794                 2,125                 5,490
--------------------------------------------------------------------------------------
                                 $62,333               $47,978               $36,099
--------------------------------------------------------------------------------------


Deferred income taxes (benefits) reflect the tax effect of temporary differences between the amounts of assets and liabilities for financial reporting purposes and amounts as measured for tax purposes. The tax effect of temporary differences and carryforwards that cause significant portions of deferred tax assets and liabilities are as follows (in thousands):

---------------------------------------------------------------------------------------
                                                   Oct 3, 1999            Sept 27, 1998
---------------------------------------------------------------------------------------
Depreciation                                         $ 29,826                $ 24,240
Accrued rent                                           (8,234)                 (6,252)
Investments in joint ventures                           3,990                   2,400
Accrued compensation and related costs                 (5,622)                 (4,096)
Other, net                                             (8,207)                 (5,757)
---------------------------------------------------------------------------------------
                                                     $ 11,753                $ 10,535
---------------------------------------------------------------------------------------

Taxes payable of $16.3 million and $8.7 million are included in "Accrued taxes" in the accompanying consolidated balance sheets as of October 3, 1999, and September 27, 1998, respectively.

NOTE 13: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company has various legal claims and other contingent matters outstanding. Management believes that any ultimate liability arising from these actions would not have a material adverse effect on the Company's results of operations or financial condition as of and for the fiscal year ended October 3, 1999.

NOTE 14: SEGMENT REPORTING

In fiscal 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes reporting and disclosure standards for an enterprise's operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Company's senior management.

The Company is organized into a number of business units. The Company's North American retail business sells coffee beverages, whole bean coffees and related hardware and equipment through Company-operated retail stores in the United States and Canada. The Company also has a subsidiary that owns and operates retail stores in the United Kingdom. These two retail segments are managed by different presidents within the Company and are measured and evaluated separately by senior management.

The Company operates through several other business units, each of which is managed and evaluated independently. These other business units are organized around the strategic relationships that govern the distribution of products to the customer. These relationships include domestic wholesale accounts, domestic retail store and grocery channel licensing agreements, international licensing agreements and direct-to-consumer business. Revenues from these segments include both sales to unaffiliated customers and intersegment sales, which are accounted for on a basis consistent with sales to unaffiliated customers. Intersegment sales and other intersegment transactions have been eliminated in the accompanying consolidated financial statements.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1. Operating income represents earnings before interest and other income/expense and income taxes. No allocations of overhead, interest or income taxes are made to the segments. Identifiable assets by segment are those assets used in the Company's operations in each segment. General corporate assets include cash and investments, unallocated assets of the corporate headquarters and deferred tax assets. Management evaluates performance of the segments based upon direct product sales and operating costs.

The tables below present information by operating segment (in thousands):

------------------------------------------------------------------------------------------------------------------------
Fiscal year ended                                             OCT 3, 1999          SEPT 27, 1998           SEPT 28, 1997
------------------------------------------------------------------------------------------------------------------------
REVENUES
North American retail                                         $ 1,375,018            $ 1,076,731            $   828,074
All other business units                                          320,604                238,798                152,564
Intersegment revenues                                             (15,477)                (6,827)                (5,249)
------------------------------------------------------------------------------------------------------------------------
Total revenues                                                $ 1,680,145            $ 1,308,702            $   975,389
------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME
North American retail                                         $   209,338            $   161,334            $   121,673
All other business units                                           55,998                 45,943                 29,566
Unallocated corporate expenses                                   (107,460)               (89,069)               (65,040)
Merger expenses                                                        --                 (8,930)                    --
Intersegment eliminations                                          (1,165)                   (62)                    --
Interest, net                                                       7,315                  7,134                  5,111
------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                  $   164,026            $   116,350            $    91,310
------------------------------------------------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
North American retail                                         $    72,252            $    56,328            $    42,526
All other business units                                            7,766                  4,721                  2,379
Unallocated corporate expenses                                     17,779                 11,494                  7,896
------------------------------------------------------------------------------------------------------------------------
Total depreciation and amortization                           $    97,797            $    72,543            $    52,801
------------------------------------------------------------------------------------------------------------------------
INCOME (LOSSES) FROM EQUITY METHOD INVESTEES
All other business units                                      $     2,318            $       (14)           $    (2,760)
Intersegment eliminations                                             874                  1,048                    718
------------------------------------------------------------------------------------------------------------------------
Total income (losses) from
  equity method investees                                     $     3,192            $     1,034            $    (2,042)
------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                                             OCT 3, 1999          SEPT 27, 1998
-----------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
North American retail                                         $  587,823             $  465,626
All other business units                                          97,544                107,115
General corporate assets                                         567,147                420,014
-----------------------------------------------------------------------------------------------
Total assets                                                  $1,252,514             $  992,755
-----------------------------------------------------------------------------------------------

The tables below present information by geographic area (in thousands):

------------------------------------------------------------------------------------------------------
Fiscal year ended                               OCT 3, 1999         SEPT 27, 1998        SEPT 28, 1997
------------------------------------------------------------------------------------------------------
REVENUES FROM EXTERNAL CUSTOMERS
United States                                   $1,490,133           $1,173,982           $  884,314
Foreign countries                                  190,012              134,720               91,075
------------------------------------------------------------------------------------------------------
Total                                           $1,680,145           $1,308,702           $  975,389
------------------------------------------------------------------------------------------------------

Revenues from foreign countries are based on the location of the customers and consist primarily of revenues from Canada and the United Kingdom. No customer accounts for 10% or more of the Company's revenues.

----------------------------------------------------------------------------------
                                              OCT 3, 1999            SEPT 27, 1998
----------------------------------------------------------------------------------
LONG-LIVED ASSETS
United States                                   $680,344                $549,730
Foreign countries                                 79,945                  51,064
----------------------------------------------------------------------------------
Total                                           $760,289                $600,794
----------------------------------------------------------------------------------

Assets attributed to foreign countries are based on the country in which those assets are located.

NOTE 15: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal years 1999 and 1998 is as follows (in thousands, except earnings per share):


----------------------------------------------------------------------------------------------------------------------
                                                      FIRST              SECOND             THIRD              FOURTH
----------------------------------------------------------------------------------------------------------------------
1999 quarter
  Net revenues                                       $405,638           $375,822           $423,792           $474,893
  Gross margin                                        219,338            205,865            238,772            275,160
  Net earnings                                         26,733             17,957             24,635             32,368
  Net earnings per common share -- diluted           $   0.14           $   0.10           $   0.13           $   0.17
----------------------------------------------------------------------------------------------------------------------
1998 quarter
  Net revenues                                       $321,325           $295,243           $334,429           $357,705
  Gross margin                                        175,090            161,742            189,348            204,039
  Net earnings                                         20,955             13,962              7,899             25,556
  Net earnings per common share -- diluted           $   0.12           $   0.08           $   0.04           $   0.14
----------------------------------------------------------------------------------------------------------------------

STARBUCKS CORPORATION
(Seattle, Washington)


We have audited the accompanying consolidated balance sheets of Starbucks Corporation and subsidiaries (the Company) as of October 3, 1999, and September 27, 1998, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended October 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Starbucks Corporation and subsidiaries as of October 3, 1999, and September 27, 1998, and the results of their operations and their cash flows for each of the three years in the period ended October 3, 1999, in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Seattle, Washington
December 10, 1999

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

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

Management maintains a system of internal controls and procedures designed to provide reasonable assurance that transactions are executed in accordance with proper authorization, that transactions are properly recorded in the Company's records, that assets are safeguarded and that accountability for assets is maintained. The concept of reasonable assurance is based on the recognition that the cost of maintaining our system of internal accounting controls should not exceed benefits expected to be derived from the system. Internal controls and procedures are periodically reviewed and revised, when appropriate, due to changing circumstances and requirements.

Independent auditors are appointed by the Company's Board of Directors and ratified by the Company's shareholders to audit the financial statements in accordance with generally accepted auditing standards and to independently assess the fair presentation of the Company's financial position, results of operations and cash flows. Their report appears in this Annual Report.

The Audit Committee, all of whose members are outside directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit Committee meets periodically with management and the independent auditors to ensure that each is properly discharging its responsibilities. The independent auditors have full and free access to the Committee without the presence of management to discuss the results of their audits, the adequacy of internal accounting controls and the quality of financial reporting.


/s/ HOWARD SCHULTZ         /s/ ORIN SMITH           /s/ MICHAEL CASEY

HOWARD SCHULTZ             ORIN SMITH               MICHAEL CASEY
chairman and               president and            executive vice president,
chief executive officer    chief operating officer  chief financial officer and
                                                    chief administrative officer

SHAREHOLDER INFORMATION

MARKET INFORMATION AND DIVIDEND POLICY

The Company's Common Stock is traded on the National Market tier of The Nasdaq Stock Market, Inc. ("Nasdaq"), under the symbol "SBUX". The following table sets forth the quarterly high and low closing sale prices per share of the Common Stock as reported by Nasdaq for each quarter during the last two fiscal years. All prices shown reflect the two-for-one stock split effected March 19, 1999.

--------------------------------------------------------------------------------
                                                    HIGH                  LOW
--------------------------------------------------------------------------------
October 3, 1999
  First Quarter                                   $26 11/16            $16 9/16
  Second Quarter                                   30 11/16             23 9/32
  Third Quarter                                    39  3/4              28 1/16
  Fourth Quarter                                   37  9/16             20 1/16
September 27, 1998
  First Quarter                                   $20 29/32            $15 23/32
  Second Quarter                                   21 17/32             16 13/16
  Third Quarter                                    27 1/16              21 9/16
  Fourth Quarter                                   29 9/32              14 19/32
--------------------------------------------------------------------------------


As of December 1, 1999, the Company had 8,904 shareholders of record. The Company has never paid any dividends on its Common Stock. The Company presently intends to retain earnings for use in its business and, therefore, does not anticipate paying a cash dividend in the near future.

THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 3, 1999, WITHOUT THE EXHIBITS THERETO, MAY BE OBTAINED WITHOUT CHARGE BY ACCESSING THE COMPANY'S FILINGS AT WWW.SEC.GOV OR BY SENDING A REQUEST TO INVESTOR RELATIONS AT THE ADDRESS OR PHONE NUMBER BELOW.

Quarterly information is available to all shareholders immediately upon its release, free of charge, via fax, by calling (800) 239-0317 or through access on the Internet at www.businesswire.com/cnn/sbux.htm. To receive a copy by mail, please send your request to:

INVESTOR RELATIONS
Investor Relations -- M/S S-FP1
Starbucks Corporation
P.O. Box 34067
Seattle, WA 98124-1067
(206) 447-1575, ext. 87118

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS


BOARD OF DIRECTORS

Howard Schultz
Starbucks Corporation,
chairman of the board and
chief executive officer


Orin C. Smith
Starbucks Corporation,
president and
chief operating officer


Arlen I. Prentice
Kibble & Prentice,
co-chairman and
chief executive officer


Barbara Bass
Gerson Bakar Foundation,
president


Craig J. Foley
Wickham Capital Corp.,
president


Craig E. Weatherup
The Pepsi Bottling Group,
chairman and
chief executive officer


Gregory B. Maffei
Microsoft Corporation,
senior vice president and
chief financial officer


Howard P. Behar
director


James G. Shennan, Jr.
Trinity Ventures,
general partner


EXECUTIVE OFFICERS
PRESIDENTS


John B. Richards
president,
North American Operations


Paul D. Davis
president,
Retail North America


Peter Maslen
president,
Starbucks Coffee International, Inc.


EXECUTIVE VICE PRESIDENTS

Deidra Wager
executive vice president, Retail


Eduardo R. Garcia
executive vice president,
Supply Chain and Coffee Operations


Michael Casey
executive vice president,
chief financial officer and
chief administrative officer


SENIOR VICE PRESIDENTS


Arthur Rubinfeld
senior vice president,
Store Development


Bruce Craig
senior vice president,
Retail Field Operations

David W. Frost
senior vice president,
New Business Development


David Olsen
senior vice president


Deborah Gillotti
senior vice president and
general manager, Starbucks X


Engle Saez
senior vice president,
Retail Marketing and
Product Management


Howard Wollner
senior vice president,
Administration and Strategic
Alliance Management


James Alling
senior vice president,
Business Alliances


Mark Wesley
senior vice president,
Store Development and
Asset Management


Mary Williams
senior vice president, Coffee


Michael T. Sweeney
senior vice president and president,
Starbucks Coffee Company (UK) Limited


Pedro Y.K. Man
senior vice president and president,
Starbucks Coffee Asia Pacific Ltd.


Sharon Elliott
senior vice president,
Human Resources


Shelley B. Lanza
senior vice president,
Law and Corporate Affairs,
and general counsel


Wanda Herndon
senior vice president,
Communications and Public Affairs


SECRETARY OF CORPORATION

G. Scott Greenburg
secretary