Form 10-K, Exhibit 13
period 2000-10-01
STARBUCKS CORP
filed 2000-12-22
CIK 829224

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


As of and for the                               Oct 1, 2000      Oct 3, 1999    Sept 27, 1998   Sept 28, 1997  Sept 29, 1996
fiscal year ended(1)                             (52 Wks)         (53 Wks)         (52 Wks)        (52 Wks)       (52 Wks)
--------------------                            -----------      -----------    -------------   -------------  -------------
RESULTS OF OPERATIONS DATA
Net revenues:
      Retail                                    $1,823,607       $1,423,389       $1,102,574       $836,291       $601,458
      Specialty                                    345,611          256,756          206,128        139,098         96,414
                                                ----------       ----------       ----------       --------       --------
Total net revenues                               2,169,218        1,680,145        1,308,702        975,389        697,872
Merger expenses(2)                                      --               --            8,930             --             --
Operating income                                   212,252          156,711          109,216         86,199         56,575
Internet-related investment losses(3)               58,792               --               --             --             --
Gain on sale of investment(4)                           --               --               --             --          9,218
Net earnings                                    $   94,564       $  101,693       $   68,372       $ 55,211       $ 41,710
Net earnings per common share-diluted(5)        $     0.49       $     0.54       $     0.37       $   0.33       $   0.27
Cash dividends per share                                --               --               --             --             --
                                                ----------       ----------       ----------       --------       --------
BALANCE SHEET DATA
Working capital                                 $  146,568       $  135,303       $  157,805       $172,079       $239,365
Total assets                                     1,493,131        1,252,514          992,755        857,152        729,227
Long-term debt (including current portion)           7,168            7,691            1,803        168,832        167,980
Shareholders' equity                             1,148,399          961,013          794,297        533,710        454,050
                                                ----------       ----------       ----------       --------       --------
STORE OPERATING DATA
Comparable store sales(6)                                9%               6%               5%             5%             7%
Stores open at year-end:
      Continental North America:
          Company-operated stores                    2,446            2,038            1,622          1,270            929
          Licensed stores                              530              179              133             94             75
      International:
          Company-operated stores                      173               97               66             31              9
          Licensed stores                              352              184               65             17              2
                                                ----------       ----------       ----------       --------       --------
      Total stores                                   3,501            2,498            1,886          1,412          1,015
                                                ----------       ----------       ----------       --------       --------


(1) The Company's fiscal year ends on the Sunday closest to September 30. All fiscal years presented include 52 weeks, except fiscal 1999 which includes 53 weeks.

(2) Merger expenses relate to the business combination with Seattle Coffee Holdings Limited in fiscal 1998.

(3) Internet-related investment losses consist of write-downs of investments in Kozmo.com, Inc., living.com Inc., Cooking.com, Inc. and Talk City, Inc.

(4) Gain on sale of investment relates to the sale of Noah's New York Bagels, Inc. stock in fiscal 1996.

(5) Diluted earnings per share is based on the weighted average number of shares and common stock units outstanding during the period. In addition, the presentation of diluted earnings per share includes the dilutive effect of common stock equivalents consisting of certain shares subject to stock options and assumes conversion of the Company's formerly outstanding convertible subordinated debentures using the "if converted" method when such securities were dilutive, with net income adjusted for the after-tax interest expense and amortization applicable to these debentures. Earnings per share data for fiscal years 1996 through 1998 have been restated to reflect the two-for-one stock split in fiscal 1999.

(6) Percentage change includes only Company-operated stores open 13 months or longer.

CAUTIONARY STATEMENT PURSUANT TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements set forth in this Annual Report, including anticipated store and market openings, planned capital expenditures and trends in or expectations regarding the Company's operations, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. Actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, coffee and other raw materials prices and availability, successful execution of internal performance and expansion plans, the impact of competition, the effect of legal proceedings and other risks detailed herein and in the Company's annual and quarterly filings with the Securities and Exchange Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Starbucks presently derives approximately 84% of net revenues from its Company-operated retail stores. The remaining 16% of net revenues is derived from the Company's specialty operations, which include sales to wholesale accounts and licensees, royalty and license fee income and sales through its direct-to-consumer business. The Company's fiscal year ends on the Sunday closest to September 30. Fiscal year 2000 had 52 weeks, fiscal 1999 had 53 weeks, and fiscal year 1998 had 52 weeks. The fiscal year ending on September 30, 2001, will include 52 weeks.

The Company's consolidated net revenues increased 29% from $1.7 billion in fiscal 1999 (53 weeks) to $2.2 billion in fiscal 2000 (52 weeks), primarily due to the Company's store expansion program and comparable store sales increases. Comparable store sales increased by 9%, 6% and 5% in fiscal 2000, 1999 and 1998, respectively. As part of its expansion strategy of clustering stores in existing markets, Starbucks has experienced a certain level of cannibalization of existing stores by new stores as store concentration has increased. However, management believes such cannibalization has been justified by the incremental sales and return on new store investments. This cannibalization, as well as increased competition and other factors, may put downward pressure on the Company's comparable store sales growth in future periods.

The following table sets forth the percentage relationship to total net revenues, unless otherwise indicated, of certain items included in the Company's consolidated statements of earnings:

                                               Oct 1, 2000    Oct 3, 1999    Sept 27, 1998
Fiscal year ended                                (52 Wks)      (53 Wks)         (52 Wks)
-----------------                              -----------    -----------    -------------
STATEMENTS OF EARNINGS DATA
Net revenues:
      Retail                                        84.1%          84.7%          84.2%
      Specialty                                     15.9           15.3           15.8
                                                   -----          -----          -----
Total net revenues                                 100.0          100.0          100.0
Cost of sales and related occupancy costs           44.0           44.1           44.2
                                                   -----          -----          -----
      Gross margin                                  56.0           55.9           55.8
Joint venture income                                 0.9            0.2            0.1
Store operating expenses(1)                         38.7           38.2           38.0
Other operating expenses(2)                         22.7           21.3           21.6
Depreciation and amortization                        6.0            5.8            5.5
General and administrative expenses                  5.1            5.3            5.9
Merger expenses                                       --             --            0.7
                                                   -----          -----          -----
      Operating income                               9.8            9.3            8.3
Interest and other income, net                       0.3            0.5            0.6
Internet-related investment losses                   2.7             --             --
                                                   -----          -----          -----
      Earnings before income taxes                   7.4            9.8            8.9
Income taxes                                         3.0            3.7            3.7
                                                   -----          -----          -----
      Net earnings                                   4.4%           6.1%           5.2%
                                                   -----          -----          -----

(1)     Shown as a percentage of retail revenues.

(2)     Shown as a percentage of specialty revenues.

BUSINESS COMBINATIONS

During fiscal 2000, Starbucks acquired the outstanding stock of Tympanum, Inc. (d/b/a "Hear Music"), a music retailer, and of Coffee Partners Co. Ltd., the company licensed to operate Starbucks stores in Thailand ("Thailand operations"). The combined purchase price for these two acquisitions was $14.1 million. During fiscal 1999, Starbucks acquired the net assets of Tazo, L.L.C., a Portland, Oregon-based tea company that produces premium tea products, and the stock of Pasqua Inc., a San Francisco, California-based roaster and retailer of specialty coffee. The combined purchase price for these two acquisitions was $16.5 million. All of the above acquisitions were accounted for under the purchase method of accounting. Results of operations of the acquired companies are included on the accompanying consolidated financial statements from the dates of acquisition. During fiscal 1998, Starbucks acquired the United Kingdom-based Seattle Coffee Holdings Limited ("Seattle Coffee Company") in a pooling-of-interests transaction (the "Transaction"). In conjunction with the Transaction, Starbucks recorded pre-tax charges of $8.9 million in direct merger costs and $6.6 million in other charges associated with the integration of Seattle Coffee Company. The historical financial statements for the periods prior to the Transaction were restated as though the companies had always been combined.

RESULTS OF OPERATIONS -- FISCAL 2000 COMPARED TO FISCAL 1999

SYSTEMWIDE RETAIL STORE SALES

Systemwide retail store sales, which include net sales for both Company-operated and licensed retail stores, were $2.3 billion for fiscal 2000 (52 weeks) an increase of 38% from $1.6 billion in fiscal 1999 (53 weeks), primarily due to the opening of an additional 1,035 stores. Systemwide retail store sales provides a broader perspective of global brand sales; however, it excludes net revenues from non-retail channels.

REVENUES

Consolidated net revenues increased 29% to $2.2 billion for fiscal 2000, compared to $1.7 billion for fiscal 1999. Retail revenues increased 28% to $1.8 billion from $1.4 billion. The increase in retail revenues was due to the addition of new Company-operated stores and comparable store sales growth of 9%. The increase in comparable store sales resulted from a 5% increase in the number of transactions and a 4% increase in the average dollar value per transaction. During fiscal 2000, the Company opened 417 stores in continental North America, 63 stores in the United Kingdom, eight in Thailand and two in Australia. As of fiscal year-end, there were 2,446 Company-operated stores in continental North America, 156 in the United Kingdom, 15 in Thailand and two in Australia. During fiscal 2001, the Company expects to open at least 450 Company-operated stores in North America and 75 in international markets.

Specialty revenues increased 35% to $346 million for fiscal 2000 from $257 million for fiscal 1999. The increase was driven primarily by higher sales to licensees, grocery channel and food service accounts. Licensees (including those in which the Company is a joint venture partner) opened 361 stores in continental North America, of which over 280 stores related to the Company's expansion into grocery stores, and 184 stores in international markets. The Company ended the year with 530 licensed stores in continental North America and 352 licensed stores in international markets. During fiscal 2001, the Company expects to open at least 575 licensed stores.

GROSS MARGIN

Gross margin increased to 56.0% of net revenues for fiscal 2000 from 55.9% in fiscal 1999. The positive impact on gross margin of lower green coffee costs and retail beverage sales price increases was partially offset by higher retail occupancy costs. Occupancy costs, which are primarily fixed costs, were higher as a percentage of revenue due, in part, to one less week of sales in fiscal 2000. Also, occupancy costs have increased as a result of higher average rent expense per square foot as well as the expansion of Company-operated stores into international markets that have higher occupancy costs as a percentage of revenue than North American retail operations.

JOINT VENTURE INCOME

The Company has two joint ventures to produce and distribute Starbucks branded products. The North American Coffee Partnership is a 50/50 joint venture partnership with the Pepsi-Cola Company to develop and distribute bottled Frappuccino(R) coffee drink. The Starbucks Ice Cream Partnership is a 50/50 joint venture partnership with Dreyer's Grand Ice Cream, Inc. to develop and distribute premium ice creams.

The Company is a partner in several other joint ventures that operate licensed Starbucks retail stores, including Starbucks Coffee Japan Limited, a 50/50 joint venture partnership with Japanese retailer and restauranteur SAZABY Inc., to develop Starbucks retail stores in Japan.

Joint venture income was $20.3 million for fiscal 2000, compared to $3.2 million for fiscal 1999. The increase was primarily due to the crossover from losses to profitability of Starbucks Coffee Japan Limited as a result of an increase in scale, and due to the improved profitability of the North American Coffee Partnership.

EXPENSES

Store operating expenses as a percentage of retail revenues increased to 38.7% for fiscal 2000 from 38.2% for fiscal 1999. The increase was due to a number of factors. Higher average wage rates combined with a continuing shift in retail sales to more labor-intensive handcrafted beverages resulted in higher payroll-related expenditures. This shift in retail sales mix also resulted in increased maintenance on store equipment. Provision for losses on asset disposals increased due to store remodel costs associated with the expansion of lunch programs and computer system upgrades. These increases were partially offset by leverage gained from retail beverage sales price increases and reductions in advertising expenses.

Other operating expenses (expenses associated with all operations other than Company-operated retail stores) were 22.7% of specialty revenues during fiscal 2000, compared to 21.3% for fiscal 1999. This increase was primarily due to higher payroll-related expenditures for accelerating the growth of the Company's specialty businesses.

Depreciation and amortization was 6.0% of net revenues, compared to 5.8% of net revenues for fiscal 1999. Excluding the extra week of sales in fiscal 1999, depreciation and amortization would have been 5.9% of net revenues in fiscal 1999.

General and administrative expenses were 5.1% of net revenues during fiscal 2000, compared to 5.3% for fiscal 1999, primarily due to lower payroll-related expenses as a percentage of net revenues.

INTERNET-RELATED INVESTMENT LOSSES

During fiscal 2000 and 1999, the Company made several minority investments in companies that derive the majority of their revenue from Internet-related activities.

In fiscal 1999, the Company invested $8 million in Talk City, Inc. ("Talk City"), a publicly traded interactive online chat site. The Company also invested $20 million in living.com Inc. ("living.com"), an online furniture retailer. Also in fiscal 1999, the Company established an alliance with Cooking.com, Inc. ("Cooking.com"), a privately held web-based retailer of cookware, accessories and specialty foods and provider of information about cooking. As part of this alliance, the Company made a $10 million investment in Cooking.com.

In the second quarter of fiscal 2000, the Company invested $25 million in Kozmo.com, Inc. ("Kozmo.com"), an Internet-to-door delivery service for food, entertainment and convenience items. Starbucks and Kozmo.com also entered into a commercial agreement to provide in-store return boxes in Starbucks stores in exchange for cash, a channel for selling the Company's products and other marketing opportunities. In connection with this agreement, Starbucks received a $15 million payment that is being recognized as revenue on a straight-line basis over twelve months. The Company does not expect to continue recording revenue from the current Kozmo.com relationship after February 2001.

During the fourth quarter of fiscal 2000, the Company determined that its investments in Internet-related companies had experienced declines in value that were other than temporary. As a result, the Company recognized losses totaling $59 million to reduce its investments in living.com, Talk City, Cooking.com and Kozmo.com to their aggregate fair value of $5 million as of October 1, 2000.

INCOME TAXES

The Company's effective tax rate for fiscal 2000 was 41.1% compared to 38.0% for fiscal 1999. The increase was due to the establishment of a valuation allowance against a portion of the Internet-related investment losses which management determined may ultimately not be realizable for tax purposes. Excluding the effect of these losses, the effective tax rate for fiscal 2000 was 37.6%. Management expects tax planning efforts to lower the effective tax rate to approximately 37.0% in fiscal 2001.

RESULTS OF OPERATIONS -- FISCAL 1999 COMPARED TO FISCAL 1998

SYSTEMWIDE RETAIL STORE SALES

Systemwide retail store sales, which include net sales for both company-operated and licensed retail stores, were $1.6 billion for fiscal 1999 (53 weeks), up 37% from $1.2 billion in fiscal 1998 (52 weeks) primarily due to the opening of an additional 625 stores.

REVENUES

Consolidated net revenues increased 28% to $1.7 billion for fiscal 1999, compared to $1.3 billion for fiscal 1998. Retail revenues increased 29% to $1.4 billion from $1.1 billion. The increase in retail revenues was due to the addition of new Company-operated stores, comparable store sales growth of 6% and sales for the 53rd week of the fiscal year. The increase in comparable store sales resulted from a 5% increase in the number of transactions and a 1% increase in the average dollar value per transaction. During fiscal 1999, the Company opened 424 stores in continental North America and 36 stores in the United Kingdom. As of fiscal year-end, there were 2,038 Company-operated stores in continental North America and 97 in the United Kingdom.

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

JOINT VENTURE INCOME

Joint venture income was $3.2 million for fiscal 1999, compared to $1.0 million for fiscal 1998. The increase was primarily due to the improved profitability from the North American Coffee Partnership and from Starbucks Coffee Japan Limited.

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

Other operating expenses were 21.3% of specialty revenues during fiscal 1999, compared to 21.6% for fiscal 1998. This decrease was attributable to lower operating expenses associated with the grocery channel after the transition to Kraft, partially offset by higher payroll-related expense supporting other channels.

Depreciation and amortization was 5.8% of net revenues, compared to 5.5% of net revenues for fiscal 1998, primarily due to depreciation on new information systems put into service in late fiscal 1998 and during fiscal 1999. General and administrative expenses were 5.3% of net revenues during fiscal 1999 compared to 5.9% for fiscal 1998, primarily due to proportionately lower payroll-related expenses.

INCOME TAXES

The Company's effective tax rate for fiscal 1999 was 38.0% compared to 41.2% for fiscal 1998. The effective tax rate in fiscal 1998 was impacted by non-deductible losses of Seattle Coffee Company prior to the Transaction. Fiscal 1998's rate was also affected by Transaction-related costs.

LIQUIDITY AND CAPITAL RESOURCES

The Company ended fiscal 2000 with $132.2 million in total cash and short-term investments. Working capital as of October 1, 2000, totaled $146.6 million compared to $135.3 million as of October 3, 1999. Cash and cash equivalents increased by $4.4 million during fiscal 2000 to $70.8 million at October 1, 2000. This increase was in addition to an increase in short-term investments of $10.0 million during the same period.

Cash provided by operating activities for fiscal 2000 totaled $318.6 million and resulted primarily from net earnings of $299.0 million before non-cash charges. Accrued compensation and related costs contributed $31.0 million, primarily due to accrued bonus increases resulting from the financial performance of the Company's core businesses. In addition, deferred revenue increased mainly from the commercial agreement with Kozmo.com. Higher international accounts receivable, which are generally outstanding for longer periods of time than domestic receivables, and higher receivables from licensees resulted in an increased use of cash.

Cash used by investing activities for fiscal 2000 totaled $373.2 million. This included capital additions to property, plant and equipment of $316.5 million related to opening 490 new Company-operated retail stores, remodeling certain existing stores, enhancing information systems, purchasing roasting and packaging equipment for the Company's roasting and distribution facilities and expanding existing office space. The Company also used $35.5 million primarily to make minority investments in Kozmo.com and Cooking.com. The purchases of Hear Music and the Thailand operations used $13.5 million. The Company invested excess cash primarily in short-term, investment-grade marketable debt securities. The net activity in the Company's marketable securities portfolio during fiscal 2000 used $10.5 million. During fiscal 2000, the Company made equity investments of $8.5 million in its international joint ventures. The Company received $13.7 million in distributions from the North American Coffee Partnership, $0.5 million in distributions from the Starbucks Ice Cream Partnership and $0.1 million from its international joint ventures.

Cash provided by financing activities for fiscal 2000 totaled $59.4 million. This included $58.5 million generated from the exercise of employee stock options and $10.3 million generated from the Company's employee stock purchase plan. As options granted under the Company's stock option plans are exercised, the Company will continue to receive proceeds and a tax deduction; however, neither the amounts nor the timing thereof can be predicted. Checks issued but not presented for payment used $7.5 million.

Cash requirements for fiscal 2001, other than normal operating expenses, are expected to consist primarily of capital expenditures related to the addition of new Company-operated retail stores. The Company plans to open at least 525 Company-operated stores during fiscal 2001. The Company also anticipates incurring additional expenditures for remodeling certain existing stores and enhancing its production capacity and information systems. While there can be no assurance that current expectations will be realized, management expects capital expenditures for fiscal 2001 to be approximately $390 million.

Management believes that existing cash and investments plus cash generated from operations should be sufficient to finance capital requirements for its core businesses through fiscal 2001. New joint ventures, other new business opportunities or store expansion rates substantially in excess of that presently planned may require outside funding.

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

The Company enters into fixed-price purchase commitments in order to secure an adequate supply of quality green coffee and bring greater certainty to the cost of sales in future periods. As of October 1, 2000, the Company had approximately $84 million in fixed-price purchase commitments which, together with existing inventory, is expected to provide an adequate supply of green coffee for the majority of fiscal 2001. The Company believes, based on relationships established with its suppliers in the past, that the risk of non-delivery on such purchase commitments is remote.

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

FINANCIAL RISK MANAGEMENT

The Company is exposed to market risk related to changes in interest rates, equity security prices and foreign currency exchange rates.

INTEREST RATE RISK
The Company's available-for-sale portfolio consists mainly of diversified fixed income instruments with average maturities of three months. The primary objectives of these investments are to preserve capital and liquidity without significantly increasing risk to the Company. Available-for-sale securities are of investment grade and are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of accumulated other comprehensive income. As of October 1, 2000, this portfolio comprised 98% of "Short-term investments" on the accompanying consolidated balance sheet. The Company does not hedge its interest rate exposure.

EQUITY SECURITY PRICE RISK
The Company has minimal exposure to price fluctuations on equity mutual funds within the trading portfolio, which comprised the remaining 2% of "Short-term investments" on the accompanying consolidated balance sheet as of October 1, 2000. The trading securities are designated to approximate the Company's liability under the Management Deferred Compensation Plan ("MDCP"). A corresponding liability is included in "Accrued compensation and related costs" on the accompanying consolidated balance sheets. These investments are recorded at fair value with unrealized gains and losses recognized in "Interest and other income, net." The offsetting changes in the MDCP liability are recorded in "General and administrative expenses" on the accompanying consolidated statements of earnings.

The Company also has equity investments in privately held Internet-related companies. These investments are inherently risky as the products and services supplied by these companies could be considered in the start-up or development stages and may never materialize. The Company could lose its entire investment in these companies. During fiscal 2000, the Company recorded other-than-temporary write-downs of $59 million. These investments are recorded on the accompanying consolidated balance sheet at a fair value of $5 million as of October 1, 2000.

FOREIGN CURRENCY EXCHANGE RISK
The majority of the Company's revenue, expense and capital purchasing activities are transacted in United States dollars. However, because a portion of the Company's operations consists of activities outside of the United States, the Company has transactions in other currencies, primarily the Canadian dollar, British pound and Japanese yen. Historically, this exposure has had a minimal impact on the Company.

The Company did not hedge foreign currency risk or engage in any other hedging transactions during fiscal 2000, 1999 or 1998. The Company has entered into forward foreign exchange contracts to hedge foreign currency risk in fiscal 2001.

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

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 2000, the FASB issued SFAS No. 138, which amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation. The amendment included expanding the normal purchase and sale exemption for supply contracts, permitting the offsetting of certain intercompany foreign currency derivatives, thereby reducing the number of third party derivatives, permitting hedge accounting for foreign-currency assets and liabilities and redefining interest rate risk to reduce sources of ineffectiveness. The Company has adopted the provisions of SFAS 133/138 as of October 2, 2000, the first day of fiscal 2001. Adoption of SFAS 133/138 will not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In December 1999, the staff of the Securities and Exchange Commission released Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition," to provide guidance on the recognition, presentation and disclosure of revenues in financial statements. The Company believes that its revenue recognition practices are in conformity with the guidelines in SAB 101, as revised, and that this pronouncement will have no material impact on its financial statements.

In March 2000, the FASB released Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation: an interpretation of APB Opinion No. 25." Interpretation No. 44 provides clarification of certain issues, such as the determination of who is an employee, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. The Company believes that its practices are in conformity with this guidance, and therefore Interpretation No. 44 has no impact on its financial statements.

In September 2000, the Emerging Issues Task Force ("EITF") reached a consensus regarding Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires any shipping and handling costs billed to customers in a sale transaction to be classified as revenue. The Company will adopt Issue 00-10 as of October 2, 2000, and does not expect it to have a material impact on the Company's consolidated results of operations.

EITF Issue 00-15, "Classification in the Statement of Cash Flows of the Income Tax Benefit Realized by a Company upon Employee Exercise of a Nonqualified Stock Option," was adopted by the Company in fiscal 2000. Issue 00-15 requires the income tax benefit resulting from the exercise of nonqualified stock options to be classified as cash provided by operating activities in the consolidated statements of cash flows.

CONSOLIDATED BALANCE SHEETS
In thousands, except share data

                                                                                         Oct 1, 2000           Oct 3, 1999
                                                                                         -----------           -----------
ASSETS
Current assets:
      Cash and cash equivalents                                                          $    70,817           $    66,419
      Short-term investments                                                                  61,336                51,367
      Accounts receivable, net of allowances of $2,941 and $1,227, respectively               76,385                47,646
      Inventories                                                                            201,656               180,886
      Prepaid expenses and other current assets                                               20,321                19,049
      Deferred income taxes, net                                                              29,304                21,133
                                                                                         -----------           -----------
          Total current assets                                                               459,819               386,500

Joint ventures                                                                                52,051                42,718
Other investments                                                                              3,788                25,342
Property, plant and equipment, net                                                           930,759               760,289
Other assets                                                                                  25,403                23,474
Goodwill, net                                                                                 21,311                14,191
                                                                                         -----------           -----------
      TOTAL ASSETS                                                                       $ 1,493,131           $ 1,252,514
                                                                                         -----------           -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Accounts payable                                                                   $    73,653           $    56,108
      Checks drawn in excess of bank balances                                                 56,332                63,811
      Accrued compensation and related costs                                                  75,250                43,872
      Accrued occupancy costs                                                                 29,117                23,017
      Accrued taxes                                                                           35,841                30,752
      Other accrued expenses                                                                  35,053                32,480
      Deferred revenue                                                                         7,320                   484
      Current portion of long-term debt                                                          685                   673
                                                                                         -----------           -----------
          Total current liabilities                                                          313,251               251,197

Deferred income taxes, net                                                                    21,410                32,886
Long-term debt                                                                                 6,483                 7,018
Minority interest                                                                              3,588                   400

Shareholders' equity:
      Common stock -- Authorized, 300,000,000 shares; issued and outstanding, 188,157,651 and 183,282,095 shares, respectively
          (includes 848,550 common stock units in both years)                                750,872               651,020
      Retained earnings                                                                      408,503               313,939
      Accumulated other comprehensive loss                                                   (10,976)               (3,946)
                                                                                         -----------           -----------
          Total shareholders' equity                                                       1,148,399               961,013
                                                                                         -----------           -----------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                         $ 1,493,131           $ 1,252,514
                                                                                         -----------           -----------



See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS
In thousands, except earnings per share

Fiscal year ended                                  Oct 1, 2000         Oct 3, 1999       Sept 27, 1998
-----------------                                  -----------         -----------       -------------
Net revenues:
     Retail                                        $1,823,607          $1,423,389          $1,102,574
     Specialty                                        345,611             256,756             206,128
                                                   ----------          ----------          ----------
      Total net revenues                            2,169,218           1,680,145           1,308,702
Cost of sales and related occupancy costs             953,560             741,010             578,483
                                                   ----------          ----------          ----------
Gross margin                                        1,215,658             939,135             730,219
Joint venture income                                   20,300               3,192               1,034
Store operating expenses                              704,898             543,572             418,476
Other operating expenses                               78,374              54,566              44,513
Depreciation and amortization                         130,232              97,797              72,543
General and administrative expenses                   110,202              89,681              77,575
Merger expenses                                            --                  --               8,930
                                                   ----------          ----------          ----------
Operating income                                      212,252             156,711             109,216
Interest and other income, net                          7,110               7,315               7,134
Internet-related investment losses                     58,792                  --                  --
                                                   ----------          ----------          ----------
Earnings before income taxes                          160,570             164,026             116,350
Income taxes                                           66,006              62,333              47,978
                                                   ----------          ----------          ----------
      Net earnings                                 $   94,564          $  101,693          $   68,372
                                                   ----------          ----------          ----------
Net earnings per common share -- basic             $     0.51          $     0.56          $     0.39
Net earnings per common share -- diluted           $     0.49          $     0.54          $     0.37
Weighted average shares outstanding:
      Basic                                           185,595             181,842             176,110
      Diluted                                         192,999             188,531             183,771
                                                   ----------          ----------          ----------


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands

Fiscal year ended                                                                   Oct 1, 2000     Oct 3, 1999    Sept 27, 1998
-----------------                                                                   -----------     -----------    -------------
OPERATING ACTIVITIES:
Net earnings                                                                         $  94,564       $ 101,693       $  68,372
Adjustments to reconcile net earnings
   to net cash provided by operating activities:
       Depreciation and amortization                                                   142,171         107,512          80,901
       Internet-related investment losses                                               58,792              --              --
       Provision for losses on asset disposals                                           5,753           2,456           7,234
       Conversion of compensatory options into common stock                                 --              --           1,158
       Deferred income taxes, net                                                      (18,252)            794           2,125
       Equity in (income) losses of investees                                          (15,139)         (2,318)             14
       Tax benefit from exercise of nonqualified stock options                          31,131          18,621           9,332
       Cash provided (used) by changes in operating assets and liabilities:
             Net purchases of trading securities                                        (1,414)             --              --
             Accounts receivable                                                       (28,235)          3,838         (19,790)
             Inventories                                                               (19,495)        (36,405)        (23,496)
             Prepaid expenses and other current assets                                    (700)         (7,552)         (2,497)
             Accounts payable                                                           15,561           4,711           4,601
             Accrued compensation and related costs                                     30,962           7,586           9,943
             Accrued occupancy costs                                                     6,007           5,517           5,342
             Accrued taxes                                                               5,026          12,429           7,173
             Minority interest                                                           3,188             400              --
             Deferred revenue                                                            6,836             (53)            209
             Other accrued expenses                                                      1,818          10,366           1,590
                                                                                     ---------       ---------       ---------
Net cash provided by operating activities                                              318,574         229,595         152,211

INVESTING ACTIVITIES:
Purchase of available-for-sale investments                                            (118,501)       (122,800)        (51,354)
Maturity of available-for-sale investments                                              58,750          85,053         112,080
Sale of available-for-sale investments                                                  49,238           3,633           5,138
Purchase of businesses, net of cash acquired                                           (13,522)        (15,662)             --
Investments in joint ventures                                                           (8,473)        (10,466)        (12,418)
Purchases of other investments                                                         (35,457)        (20,314)             --
Distributions from joint ventures                                                       14,279           8,983           2,750
Additions to property, plant and equipment                                            (316,450)       (257,854)       (201,855)
Additions to other assets                                                               (3,096)         (6,866)         (3,184)
                                                                                     ---------       ---------       ---------
Net cash used by investing activities                                                 (373,232)       (336,293)       (148,843)

FINANCING ACTIVITIES:
Increase/(decrease) in cash provided by checks drawn in excess of bank balances         (7,479)         29,512           4,846
Proceeds from sale of common stock under employee stock purchase plan                   10,258           9,386           4,649
Exercise of stock options                                                               58,463          33,799          20,755
Payments on long-term debt                                                              (1,889)         (1,189)         (1,993)
                                                                                     ---------       ---------       ---------
Net cash provided by financing activities                                               59,353          71,508          28,257
Effect of exchange rate changes on cash and cash equivalents                              (297)            (54)            (88)
                                                                                     ---------       ---------       ---------
Net increase/(decrease) in cash and cash equivalents                                     4,398         (35,244)         31,537

CASH AND CASH EQUIVALENTS:
Beginning of year                                                                       66,419         101,663          70,126
                                                                                     ---------       ---------       ---------
End of year                                                                          $  70,817       $  66,419       $ 101,663
                                                                                     ---------       ---------       ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
       Interest                                                                      $     411       $     442       $   4,130
       Income taxes                                                                     51,856          35,366          32,643

NONCASH FINANCING AND INVESTING TRANSACTIONS:
Liabilities assumed in conjunction with the acquisition of land and building                --           7,746              --
Net unrealized holding gains (losses) on investments                                      (163)            683            (595)
Conversion of convertible debt into common stock,
       net of unamortized issue costs and accrued interest                                  --              --         162,036
Common stock tendered in settlement of stock options exercised                              --              --           4,859
                                                                                     ---------       ---------       ---------


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
In thousands, except share data

                                                                                                    ACCUMULATED
                                                             COMMON STOCK                              OTHER
                                                     ---------------------------      RETAINED     COMPREHENSIVE
                                                       SHARES            AMOUNT       EARNINGS      INCOME (LOSS)         TOTAL
                                                     -----------        --------      --------     --------------      -----------
Balance, September 28, 1997                          161,118,046        $391,284      $143,874        $ (1,448)        $   533,710
       Net earnings                                           --              --        68,372              --              68,372
       Unrealized holding losses, net                         --              --            --            (595)               (595)
       Translation adjustment                                 --              --            --          (5,120)             (5,120)
                                                                                                                       -----------
       Comprehensive income                                                                                                 62,657
                                                                                                                       -----------
       Conversion of convertible debt
             into common stock                        14,194,054         162,036            --              --             162,036
       Common stock units issued
             under deferred stock plan,
             net of shares tendered                      848,550              --            --              --                  --
       Exercise of stock options,
             including tax benefit of $9,332           2,834,528          31,245            --              --              31,245
       Sale of common stock                              271,778           4,649            --              --               4,649
                                                     -----------        --------      --------        --------         -----------
Balance, September 27, 1998                          179,266,956         589,214       212,246          (7,163)            794,297
       Net earnings                                           --              --       101,693              --             101,693
       Unrealized holding gains, net                          --              --            --             683                 683
       Translation adjustment                                 --              --            --           2,534               2,534
                                                                                                                       -----------
       Comprehensive income                                                                                                104,910
                                                                                                                       -----------
       Exercise of stock options,
             including tax benefit of $18,621          3,522,908          52,420            --              --              52,420
       Sale of common stock                              492,231           9,386            --              --               9,386
                                                     -----------        --------      --------        --------         -----------
Balance, October 3, 1999                             183,282,095         651,020       313,939          (3,946)            961,013
       Net earnings                                           --              --        94,564              --              94,564
       Unrealized holding losses, net                         --              --            --            (163)               (163)
       Translation adjustment                                 --              --            --          (6,867)             (6,867)
                                                                                                                       -----------
       Comprehensive income                                                                                                 87,534
                                                                                                                       -----------
       Exercise of stock options,
             including tax benefit of $31,131          4,471,785          89,594            --              --              89,594
       Sale of common stock                              403,771          10,258            --              --              10,258
                                                     -----------        --------      --------        --------         -----------
Balance, October 1, 2000                             188,157,651        $750,872      $408,503        $(10,976)        $ 1,148,399
                                                     -----------        --------      --------        --------         -----------


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 1, 2000, October 3, 1999 and September 27, 1998

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Starbucks Corporation and its subsidiaries (collectively "Starbucks" or the "Company") purchases and roasts high quality whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, cold blended beverages, a variety of pastries and confections, coffee-related accessories and equipment and a line of premium teas, primarily through its Company-operated retail stores. In addition to sales through its Company-operated retail stores, Starbucks sells coffee and tea products through other channels of distribution (collectively, "specialty operations"). Starbucks, through its joint venture partnerships, also produces and sells bottled Frappuccino(R) coffee drink and a line of premium ice creams. The Company's objective is to establish Starbucks as the most recognized and respected brand in the world. To achieve this goal, the Company plans to continue to rapidly expand its retail operations, grow its specialty operations and selectively pursue other opportunities to leverage the Starbucks brand through the introduction of new products and the development of new distribution channels.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements reflect the financial position and operating results of Starbucks, its subsidiaries and investments in joint ventures in which the Company has significant control. All significant intercompany transactions have been eliminated.

The Company has investments in unconsolidated joint ventures that are accounted for under the equity method, as the Company does not exercise control over the operating and financial policies of such joint ventures. The Company also has other investments that are accounted for under the cost method.

FISCAL YEAR-END

The Company's fiscal year ends on the Sunday closest to September 30. The fiscal years ended October 1, 2000 and September 27, 1998 each included 52 weeks. The fiscal year ended October 3, 1999, included 53 weeks.

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

CASH MANAGEMENT

The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Checks issued but not presented for payment to the bank are reflected as "Checks drawn in excess of bank balances" on the accompanying consolidated financial statements.

SHORT-TERM INVESTMENTS

The Company's investments consist primarily of investment-grade marketable debt and equity securities, all of which are classified as trading or available-for-sale. Trading securities are recorded at fair value with unrealized holding gains and losses included in earnings. Available-for-sale securities are recorded at fair value, and unrealized holding gains and losses are recorded, net of tax, as a separate component of accumulated other comprehensive income. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary. Realized gains and losses are accounted for on the specific identification method. Purchases and sales are recorded on a trade date basis.

OTHER INVESTMENTS

The Company has investments in privately held equity securities that are recorded at their estimated fair values.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents approximates fair value because of the short-term maturity of those instruments. The fair value of the Company's investments in marketable debt and equity securities is based upon the quoted market price on the last business day of the fiscal year. The fair value and amortized cost of the Company's investments (short- and long-term) at October 1, 2000, were $61.3 million and $61.0 million, respectively. The fair value and amortized cost of the Company's investments at October 3, 1999, were $56.4 million and $56.2 million, respectively.

For equity securities of companies that are privately held, or where an observable quoted market price does not exist, the Company estimates fair value using a variety of valuation methodologies. Such methodologies include comparing the security with securities of publicly traded companies in similar lines of business, applying revenue multiples to estimated future operating results for the private company and estimating discounted cash flows for that company. For further information on investments, see Notes 4 and 7. The carrying value of long-term debt approximates fair value.

INVENTORIES

Inventories are stated at the lower of cost (primarily moving average cost) or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of property, plant and equipment, which includes amortization of assets under capital leases, is provided on the straight-line method over estimated useful lives, generally ranging from two to seven years for equipment and 30 to 40 years for buildings. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease life, generally ten years. The portion of depreciation expense related to production and distribution facilities is included in "Cost of sales and related occupancy costs" on the accompanying consolidated statements of earnings.

GOODWILL

Goodwill resulting from business acquisitions represents the excess purchase price paid over net assets of businesses acquired and is amortized on a straight-line basis over the period of expected benefit, which ranges from ten to twenty years.

LONG-LIVED ASSETS

When facts and circumstances indicate that the carrying values of long-lived assets, including intangibles, may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets to projected future cash flows in addition to other quantitative and qualitative analyses. Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss by a charge against current operations.

REVENUE RECOGNITION

Retail store revenues are recognized when payment is tendered at the point of sale. Specialty revenues, consisting mainly of product sales, are generally recognized upon shipment to customers. Initial non-refundable fees required under licensing agreements are earned upon substantial performance of services. Royalty revenues based upon a percentage of sales and other continuing fees are recognized when earned. All revenues are recognized net of any discounts.

ADVERTISING

The Company expenses costs of advertising the first time the advertising campaign takes place, except for direct-to-consumer advertising, which is capitalized and amortized over its expected period of future benefit, generally six to twelve months. Net capitalized direct-to-consumer advertising costs were $0.2 million and $2.5 million as of October 1, 2000 and October 3, 1999, respectively, and are included in "Prepaid expenses and other current assets" on the accompanying consolidated balance sheets. Total advertising expenses, recorded in "Store operating expenses" and "Other operating expenses" on the accompanying consolidated statements of earnings, were $32.6 million, $38.4 million and $31.4 million in 2000, 1999, and 1998, respectively.

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

FOREIGN CURRENCY TRANSLATION

The Company's international operations use their local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates during the year. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

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

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 2000, the FASB issued SFAS No. 138, which amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation. The amendment included expanding the normal purchase and sale exemption for supply contracts, permitting the offsetting of certain intercompany foreign currency derivatives, thereby reducing the number of third party derivatives, permitting hedge accounting for foreign-currency assets and liabilities and redefining interest rate risk to reduce sources of ineffectiveness. The Company has adopted the provisions of SFAS 133/138 as of October 2, 2000, the first day of fiscal 2001. Adoption of SFAS 133/138 will not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In December 1999, the staff of the Securities and Exchange Commission released Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition," to provide guidance on the recognition, presentation and disclosure of revenues in financial statements. The Company believes that its revenue recognition practices are in conformity with the guidelines in SAB 101, as revised, and that this pronouncement will have no material impact on its financial statements.

In March 2000, the FASB released Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation: an interpretation of APB Opinion No. 25." Interpretation No. 44 provides clarification of certain issues, such as the determination of who is an employee, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. The Company believes that its practices are in conformity with this guidance, and therefore Interpretation No. 44 has no impact on its financial statements.

In September 2000, the Emerging Issues Task Force ("EITF") reached a consensus regarding Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires any shipping and handling costs billed to customers in a sale transaction to be classified as revenue. The Company will adopt Issue 00-10 as of October 2, 2000, and does not expect it to have a material impact on the Company's consolidated results of operations.

EITF Issue 00-15, "Classification in the Statement of Cash Flows of the Income Tax Benefit Realized by a Company upon Employee Exercise of a Nonqualified Stock Option," was adopted by the Company in fiscal 2000. Issue 00-15 requires the income tax benefit resulting from the exercise of nonqualified stock options to be classified as cash provided by operating activities in the consolidated statements of cash flows.

RECLASSIFICATIONS

Certain reclassifications of prior years' balances have been made to conform to the fiscal 2000 presentation.

NOTE 2: BUSINESS COMBINATIONS

During fiscal 2000, Starbucks acquired the outstanding stock of Tympanum, Inc. (d/b/a "Hear Music"), a music retailer, and of Coffee Partners Co. Ltd., the company licensed to operate Starbucks stores in Thailand ("Thailand operations"). The combined purchase price for these two acquisitions was $14.1 million. During fiscal 1999, Starbucks acquired the net assets of Tazo, L.L.C., a Portland, Oregon-based tea company that produces premium tea products, and the stock of Pasqua Inc., a San Francisco, California-based roaster and retailer of specialty coffee. The combined purchase price for these two acquisitions was $16.5 million. All of the above acquisitions were accounted for under the purchase method of accounting. Results of operations of the acquired companies are included on the accompanying consolidated financial statements from the dates of acquisition. During fiscal 1998, Starbucks acquired the United Kingdom-based Seattle Coffee Holdings Limited ("Seattle Coffee Company") in a pooling-of-interests transaction (the "Transaction"). In conjunction with the Transaction, Starbucks recorded pre-tax charges of $8.9 million in direct merger costs and $6.6 million in other charges associated with the integration of Seattle Coffee Company. The historical financial statements for the periods prior to the Transaction were restated as though the companies had always been combined.

The following summarizes the Company's net revenues, net earnings and earnings per share for the periods in fiscal 1998 prior to and following the Transaction (in thousands, except earnings per share):

                                                            SEATTLE
                                                            COFFEE
                                             STARBUCKS      COMPANY        COMBINED
                                             ---------      --------       --------
34 Weeks prior to the Transaction:
       Net revenues                           $805,151      $ 15,675       $820,826
       Net earnings                             45,811        (3,312)        42,499
       Net earnings per share -- diluted          0.25         (0.02)          0.23
                                              --------      --------       --------
18 Weeks after the Transaction:
       Net revenues                                                        $487,876
       Net earnings                                                          25,873
       Net earnings per share -- diluted                                       0.15
                                                                           --------

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following (in thousands):

                                                 Oct 1, 2000  Oct 3, 1999
                                                 -----------  -----------
Operating funds and interest-bearing deposits      $48,821      $39,926
Commercial paper                                       998        7,980
Money market funds                                  20,998       18,513
                                                   -------      -------
Total                                              $70,817      $66,419
                                                   -------      -------

NOTE 4: SHORT-TERM INVESTMENTS

The Company's investments consist of the following (in thousands):

                                                                              GROSS         GROSS
                                                                           UNREALIZED    UNREALIZED
                                                   FAIR       AMORTIZED      HOLDING       HOLDING
October 3, 2000:                                   VALUE        COST          GAINS         LOSSES
---------------                                   -------     ---------    ----------    ----------
Short-term investments - available-for-sale:
       U.S. Government obligations                $10,990      $10,996         $3           $ (9)
       Commercial paper                            45,356       45,373          1            (18)
       Marketable equity securities                 1,227        1,227          -             --
                                                  -------      -------         --           ----
Total                                              57,573      $57,596         $4           $(27)
                                                  -------      -------         --           ----
Short-term investments - trading                    3,763
                                                  -------
Total short-term investments                      $61,336
                                                  -------

                                                                              GROSS         GROSS
                                                                           UNREALIZED    UNREALIZED
                                                   FAIR       AMORTIZED      HOLDING       HOLDING
October 3, 1999:                                   VALUE        COST          GAINS         LOSSES
---------------                                   -------     ---------    ----------    ----------
Short-term investments - available-for-sale:
       Corporate debt securities                  $17,233      $17,123        $155          $ (45)
       U.S. Government obligations                  4,988        4,976          13             (1)
       Commercial paper                            18,706       18,751          --            (45)
       Mutual funds                                 2,056        2,002          73            (19)
       Marketable equity securities                 8,384        8,258         313           (187)
                                                  -------      -------        ----          -----
Total                                             $51,367      $51,110        $554          $(297)
                                                  -------      -------        ----          -----
Long-term investments:
       U.S. Government obligations                $ 5,028      $ 5,044        $ --          $ (16)
                                                  -------      -------        ----          -----


Available-for-sale securities with remaining maturities of one year or less are classified as short-term investments. Securities with remaining maturities longer than one year are classified as long-term and are included in the line item "Other investments" on the accompanying consolidated balance sheets. The specific identification method is used to determine a cost basis for computing realized gains and losses.

In fiscal 2000, 1999 and 1998, proceeds from the sale of investment securities were $49.2 million, $3.6 million and $5.1 million, respectively. Gross realized gains and losses from the sale of securities were not material in 2000, 1999 and 1998.

During fiscal 2000, the Company recorded a loss of $6.8 million on its investment in the common stock of Talk City, Inc., due to an impairment that was determined by management to be other than temporary. The remaining fair value of the investment was $1.2 million as of October 1, 2000.

Trading securities are classified as short-term investments. The trading securities are marketable equity funds designated to approximate the Company's liability under the Management Deferred Compensation Plan ("MDCP"). The corresponding deferred compensation liability of $3.8 million is included in "Accrued compensation and related costs" on the accompanying consolidated balance sheets. The change in net unrealized holding gains in the trading portfolio included in earnings during the year was $0.3 million. There were no trading securities as of October 3, 1999.

NOTE 5: INVENTORIES

Inventories consist of the following (in thousands):

                                    Oct 1, 2000   Oct 3, 1999
                                    -----------   -----------
Coffee:
  Unroasted                          $ 90,807      $ 95,001
  Roasted                              27,880        28,065
Other merchandise held for sale        59,420        37,564
Packaging and other supplies           23,549        20,256
                                     --------      --------
Total                                $201,656      $180,886
                                     --------      --------


As of October 1, 2000, the Company had fixed-price inventory purchase commitments for green coffee totaling approximately $84 million. The Company believes, based on relationships established with its suppliers in the past, that the risk of non-delivery on such purchase commitments is remote.

NOTE 6: JOINT VENTURES

The Company has two joint ventures to produce and distribute Starbucks branded products. The North American Coffee Partnership is a 50/50 joint venture partnership with the Pepsi-Cola Company to develop and distribute bottled Frappuccino coffee drink. The Starbucks Ice Cream Partnership is a 50/50 joint venture partnership with Dreyer's Grand Ice Cream, Inc. to develop and distribute premium ice creams.

The Company is a partner in several other joint ventures that operate licensed Starbucks retail stores, including Starbucks Coffee Japan Limited, a 50/50 joint venture partnership with Japanese retailer and restauranteur SAZABY Inc., to develop Starbucks retail stores in Japan. The Company also has interests in joint ventures to develop Starbucks retail stores in Hawaii, Taiwan, Shanghai, Hong Kong and Switzerland.

The Company accounts for these investments using the equity method when Starbucks is deemed to have significant influence over the investee but is not the controlling or managing partner; otherwise, the investment is accounted for using the cost method. The Company's share of income and losses for equity method joint ventures is included in "Joint venture income" on the accompanying consolidated statements of earnings. This line also includes the Company's proportionate share of gross margin resulting from the sale of coffee and other products to the joint ventures and the Company's proportionate share of royalty and license fee revenues received from the joint ventures.

The Company's investments in these joint ventures are as follows (in thousands):

                                              EQUITY        COST
                                              JOINT        JOINT
                                             VENTURES     VENTURES      TOTAL
                                             --------     --------    --------
Balance, September 28, 1997                  $ 29,263       $ --      $ 29,263
      Allocated share of losses                   (14)        --           (14)
      Distributions from joint ventures        (2,750)        --        (2,750)
      Capital contributions                    12,059        359        12,418
                                             --------       ----      --------
Balance, September 27, 1998                  $ 38,558       $359      $ 38,917
      Allocated share of income                 2,318         --         2,318
      Distributions from joint ventures        (8,983)        --        (8,983)
      Capital contributions                    10,466         --        10,466
                                             --------       ----      --------
Balance, October 3, 1999                     $ 42,359       $359      $ 42,718
      Allocated share of income                15,139         --        15,139
      Distributions from joint ventures       (14,279)        --       (14,279)
      Capital contributions                     8,049        424         8,473
                                             --------       ----      --------
Balance, October 1, 2000                     $ 51,268       $783      $ 52,051
                                             --------       ----      --------


The Company has a consolidated 90/10 joint venture with Starbucks Coffee Company (Australia) Pty Ltd. to develop retail stores in Australia. In addition, the Company has a consolidated 50/50 joint venture, Urban Coffee Opportunities, LLC, with Johnson Development Corporation to develop retail stores in under-served urban communities.

NOTE 7: OTHER INVESTMENTS

In fiscal 1999, the Company invested $20.3 million in living.com Inc. ("living.com"), an online furniture retailer. Also in 1999, the Company established an alliance with Cooking.com, Inc. ("Cooking.com"), a privately held web-based retailer of cookware, accessories and specialty foods and provider of information about cooking. As part of this alliance, the Company made a $10.0 million investment in Cooking.com.

During fiscal 2000, the Company invested $25.0 million in Kozmo.com, an Internet-to-door delivery service for food, entertainment and convenience items. Starbucks and Kozmo.com also entered into a commercial agreement to provide in-store return boxes in Starbucks stores in exchange for cash, a channel for selling the Company's products and other marketing opportunities. In connection with this agreement, Starbucks received a $15.0 million payment that is being recognized as revenue on a straight-line basis over twelve months. The Company does not expect to continue recording revenue from the current Kozmo.com relationship after February 2001.

During fiscal 2000, the Company determined that its investments in Internet-related companies had suffered declines in value that were other than temporary. As a result, the Company recognized losses totaling $52.0 million to reduce its investments in living.com, Cooking.com and Kozmo.com to their aggregate fair value of $3.6 million as of October 1, 2000.

The Company also had various other investments recorded at their estimated aggregate fair value of $0.2 million as of October 1, 2000.

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost and consist of the following (in thousands):

                                                    Oct 1, 2000       Oct 3, 1999
                                                    -----------       -----------
Land                                                $     5,084       $     5,084
Building                                                 19,795            19,795
Leasehold improvements                                  736,471           591,640
Roasting and store equipment                            369,587           273,612
Furniture, fixtures and other                           182,528           130,223
                                                    -----------       -----------
                                                      1,313,465         1,020,354
Less accumulated depreciation and amortization         (446,403)         (320,982)
                                                    -----------       -----------
                                                        867,062           699,372
Work in progress                                         63,697            60,917
                                                    -----------       -----------
Property, plant and equipment, net                  $   930,759       $   760,289
                                                    -----------       -----------


NOTE 9: LONG-TERM DEBT

In September 1999, the Company purchased the land and building comprising its York County, Pennsylvania roasting plant and distribution facility. The total purchase price was $12.9 million. In connection with this purchase, the Company assumed loans totaling $7.7 million from the York County Industrial Development Corporation. The remaining maturities of these loans range from 9 to 10 years, with interest rates from 0.0% to 2.0%.

Scheduled principal payments on long-term debt are as follows (in thousands):

Fiscal year ending
------------------
2001                          $  685
2002                             697
2003                             710
2004                             722
2005                             735
Thereafter                     3,619
                              ------
Total principal payments      $7,168
                              ------

NOTE 10: LEASES

The Company leases retail stores, roasting and distribution facilities and office space under operating leases expiring through 2023. Most lease agreements contain renewal options and rent escalation clauses. Certain leases provide for contingent rentals based upon gross sales.

Rental expense under these lease agreements was as follows (in thousands):

Fiscal year ended      Oct 1, 2000  Oct 3, 1999  Sept 27, 1998
                       -----------  -----------  -------------
Minimum rentals         $127,149      $95,613      $75,912
Contingent rentals         3,743        1,581        1,406
                        --------      -------      -------
Total                   $130,892      $97,194      $77,318
                        --------      -------      -------


Minimum future rental payments under non-cancelable lease obligations as of October 1, 2000, are as follows (in thousands):


Fiscal year ending
------------------
2001                              $  129,407
2002                                 129,018
2003                                 127,604
2004                                 122,404
2005                                 112,988
Thereafter                           417,874
                                  ----------
Total minimum lease payments      $1,039,295
                                  ----------

NOTE 11: SHAREHOLDERS' EQUITY

The Company has authorized 7,500,000 shares of its preferred stock, none of which was outstanding at October 1, 2000.

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

Fiscal year ended                                         Oct 1, 2000    Oct 3, 1999   Sept 27, 1998
-----------------                                         -----------    -----------   -------------
Net earnings                                                $ 94,564       $101,693      $ 68,372
      Unrealized holding gains (losses) on
          investments, net of tax (provision)
          benefit of $52, ($155) and $373
          in 2000, 1999 and 1998, respectively                   (85)           252          (595)
      Reclassification adjustment for (gains) losses
          realized in net income, net of tax provision
          (benefit) of ($48) and $270, respectively              (78)           431            --
                                                            --------       --------      --------
      Net unrealized gain (loss)                                (163)           683          (595)
                                                            --------       --------      --------
      Translation adjustment                                  (6,867)         2,534        (5,120)
                                                            --------       --------      --------
Total comprehensive income                                  $ 87,534       $104,910      $ 62,657
                                                            --------       --------      --------

NOTE 12: EMPLOYEE STOCK AND BENEFIT PLANS

STOCK OPTION PLANS

The Company maintains several stock option plans under which the Company may grant incentive stock options and non-qualified stock options to employees, consultants and non-employee directors. Stock options have been granted at prices at or above the fair market value on the date of grant. Options vest and expire according to terms established at the grant date.

The following summarizes all stock option transactions from September 28, 1997, through October 1, 2000.

                                                        WEIGHTED                         WEIGHTED
                                                        AVERAGE           SHARES          AVERAGE
                                       SHARES          EXERCISE         SUBJECT TO       EXERCISE
                                      SUBJECT TO         PRICE          EXERCISABLE        PRICE
                                       OPTIONS         PER SHARE          OPTIONS        PER SHARE
                                     -----------       -----------      -----------      -----------
Outstanding, September 28, 1997       17,907,322       $      9.66        7,427,352      $      5.43
      Granted                          6,508,632             18.52
      Exercised                       (3,683,078)             6.13
      Cancelled                       (1,229,478)            11.79
                                     -----------       -----------
Outstanding, September 27, 1998       19,503,398             13.10        7,560,806             8.49
      Granted                          8,051,998             22.97
      Exercised                       (3,522,908)             9.53
      Cancelled                       (1,461,937)            18.99
                                     -----------       -----------
Outstanding, October 3, 1999          22,570,551             16.84       12,080,825            13.55
      Granted                          4,705,165             24.84
      Exercised                       (4,471,785)            13.07
      Cancelled                       (1,859,068)            21.41
                                     -----------       -----------
Outstanding, October 1, 2000          20,944,863       $     19.10       10,165,370      $     15.65
                                     -----------       -----------      -----------      -----------


As of October 1, 2000, there were 16,762,482 shares of common stock available for issuance pursuant to future stock option grants.

Additional information regarding options outstanding as of October 1, 2000, is as follows:

                                              OPTIONS OUTSTANDING
                                  ---------------------------------------------         OPTIONS EXERCISABLE
                                                    WEIGHTED                         -------------------------
                                                     AVERAGE         WEIGHTED                        WEIGHTED
                                                    REMAINING        AVERAGE                         AVERAGE
          RANGE OF                                 CONTRACTUAL       EXERCISE                        EXERCISE
      EXERCISE PRICES             SHARES           LIFE (YEARS)        PRICE          SHARES           PRICE
--------------------------       ---------         ------------     ----------       ---------      ----------
$     0.75      $     9.41       3,046,798            4.04          $     7.14       2,872,310      $     7.01
      9.69           18.41       6,942,673            6.54               16.92       4,007,553           16.15
     19.42           22.69       5,530,507            8.17               21.52       2,681,621           21.48
     23.25           35.31       5,197,385            8.93               25.60         603,886           27.49
     36.06           40.75         227,500            9.75               38.13              --              --
----------      ----------      ----------         -------          ----------      ----------      ----------
$     0.75      $    40.75      20,944,863            7.23          $    19.10      10,165,370      $    15.65


EMPLOYEE STOCK PURCHASE PLAN

The Company has an employee stock purchase plan which provides that eligible employees may contribute up to 10% of their base earnings, up to $25,000 annually, toward the quarterly purchase of the Company's common stock. The employee's purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the quarterly offering period. No compensation expense is recorded in connection with the plan. The total number of shares issuable under the plan is 8,000,000. There were 403,771 shares issued under the plan during fiscal 2000 at prices ranging from $20.37 to $32.73. There were 492,231 shares issued under the plan during fiscal 1999 at prices ranging from $14.05 to $25.18. There were 271,778 shares issued under the plan during fiscal 1998 at prices ranging from $15.99 to $19.58. Of the 24,465 employees eligible to participate, 6,708 were participants in the plan as of October 1, 2000.

DEFERRED STOCK PLAN

The Company has a Deferred Stock Plan for certain key employees that enables participants in the plan to defer receipt of ownership of common shares from the exercise of non-qualified stock options. The minimum deferral period is five years. As of October 1, 2000, receipt of 848,550 shares was deferred under the terms of this plan. The rights to receive these shares, represented by common stock units, are included in the calculation of basic and diluted earnings per share as common stock equivalents.

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

                                       EMPLOYEE STOCK OPTIONS                               EMPLOYEE STOCK PURCHASE PLAN
                           --------------------------------------------------    --------------------------------------------------
                               2000               1999               1998            2000               1999               1998
                           ------------       ------------       ------------    ------------       ------------       ------------
Expected life (years)         2 - 6             1.5 - 6            1.5 - 6           0.25               0.25               0.25
Expected volatility             55%                50%                45%          42 - 82%           44 - 66%           37 - 45%
Risk-free interest rate    5.65 - 6.87%       4.60 - 6.21%       5.28 - 6.05%    5.97 - 6.40%       4.26 - 5.63%       5.26 - 5.74%
Expected dividend yield        0.00%              0.00%              0.00%           0.00%              0.00%              0.00%


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

As required by SFAS No. 123, the Company has determined that the weighted average estimated fair values of options granted during fiscal 2000, 1999 and 1998 were $10.74, $8.86 and $7.20 per share, respectively. Had compensation costs for the Company's stock-based compensation plans been accounted for using the fair value method of accounting described by SFAS No. 123, the Company's net earnings and earnings per share would have been as follows (in thousands, except earnings per share):

                                                            PRO FORMA
                                                            UNDER SFAS
Fiscal year ended                         AS REPORTED        NO. 123
-----------------                         -----------      -----------
October 1, 2000:
      Net earnings                        $    94,564      $    66,241
      Net earnings per common share:
          Basic                           $      0.51      $      0.36
          Diluted                         $      0.49      $      0.35
October 3, 1999:
      Net earnings                        $   101,693      $    75,326
      Net earnings per common share:
          Basic                           $      0.56      $      0.41
          Diluted                         $      0.54      $      0.40
September 27, 1998:
      Net earnings                        $    68,372      $    51,595
      Net earnings per common share:
          Basic                           $      0.39      $      0.30
          Diluted                         $      0.37      $      0.28


In applying SFAS No. 123, the impact of outstanding stock options granted prior to 1996 has been excluded from the pro forma calculations; accordingly, the 2000, 1999 and 1998 pro forma adjustments are not necessarily indicative of future period pro forma adjustments.

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

The Company's matching contributions to the plans were approximately $1.1 million, $0.9 million and $0.8 million for fiscal 2000, 1999 and 1998, respectively.

NOTE 13: INCOME TAXES

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

Fiscal year ended                            Oct 1, 2000    Oct 3, 1999  Sept 27, 1998
-----------------                            -----------    -----------  -------------
Statutory rate                                  35.0%          35.0%         35.0%
State income taxes, net of federal
      income tax benefit                         3.7            3.7           3.8
Non-deductible losses and merger costs            --             --           2.6
Valuation allowance change from prior year       3.5             --            --
Other, net                                      (1.1)          (0.7)         (0.2)
                                                ----           ----          ----
Effective tax rate                              41.1%          38.0%         41.2%
                                                ----           ----          ----


The provision for income taxes consists of the following (in thousands):


Fiscal year ended                  Oct 1, 2000    Oct 3, 1999  Sept 27, 1998
-----------------                  -----------    -----------  -------------
Currently payable:
      Federal                        $ 71,758       $52,207      $39,267
      State                            12,500         9,332        6,586
Deferred (asset) liability, net       (18,252)          794        2,125
                                     --------       -------      -------
Total                                $ 66,006       $62,333      $47,978
                                     --------       -------      -------


Deferred income taxes (benefits) reflect the tax effect of temporary differences between the amounts of assets and liabilities for financial reporting purposes and amounts as measured for tax purposes. The Company will establish a valuation allowance if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. At October 1, 2000, the Company established a valuation allowance of $5.7 million as a result of the losses incurred on Internet-related investments.

The tax effect of temporary differences and carryforwards that cause significant portions of deferred tax assets and liabilities is as follows (in thousands):

                                                        Oct 1, 2000    Oct 3, 1999
                                                        -----------    -----------
Deferred tax assets:
      Loss on investments                                 $ 22,635       $     --
      Accrued rent                                          10,321          8,234
      Accrued compensation and related costs                 6,710          5,622
      Inventory related costs                                3,550          2,067
      Other                                                 15,222          9,900
                                                          --------       --------
      Total                                                 58,438         25,823
      Valuation allowance                                   (5,659)            --
                                                          --------       --------
Total deferred tax asset, net of valuation allowance        52,779         25,823
Deferred tax liabilities:
      Depreciation                                         (36,249)       (29,826)
      Investments in joint ventures                         (4,616)        (3,990)
      Other                                                 (4,020)        (3,760)
                                                          --------       --------
      Total                                                (44,885)       (37,576)
                                                          --------       --------
Net deferred tax asset (liability)                        $  7,894       $(11,753)
                                                          --------       --------

Taxes currently payable of $17.9 million and $16.3 million are included in "Accrued taxes" on the accompanying consolidated balance sheets as of October 1, 2000 and October 3, 1999, respectively.

NOTE 14: EARNINGS PER SHARE

The following table represents the calculation of net earnings per common share -- basic (in thousands, except earnings per share):

Fiscal year ended                            Oct 1, 2000   Oct 3, 1999    Sept 27, 1998
-----------------                            -----------   -----------    -------------
Net earnings                                  $ 94,564      $101,693        $ 68,372
      Weighted average common shares and
         common stock units outstanding        185,595       181,842         176,110
                                              --------      --------        --------
Net earnings per common share - basic         $   0.51      $   0.56        $   0.39
                                              --------      --------        --------

The following table represents the calculation of net earnings per common and common equivalent share - diluted (in thousands, except earnings per share):

Fiscal year ended                               Oct 1, 2000   Oct 3, 1999  Sept 27, 1998
-----------------                               -----------   -----------  -------------
Net earnings calculation:
      Net earnings                                $ 94,564      $101,693      $ 68,372
      Add after-tax interest expense on
          debentures                                    --            --           348
      Add after-tax amortization of issuance
          costs related to the debentures               --            --            30
                                                  --------      --------      --------
Adjusted net earnings                             $ 94,564      $101,693      $ 68,750
                                                  --------      --------      --------
      Weighted average common shares and
          common stock units outstanding           185,595       181,842       176,110
      Dilutive effect of outstanding common
          stock options                              7,404         6,689         6,257
      Assuming conversion of convertible
          subordinated debentures                       --            --         1,404
                                                  --------      --------      --------
Weighted average common and common
      equivalent shares outstanding                192,999       188,531       183,771
                                                  --------      --------      --------
Net earnings per common and common
      equivalent share - diluted                  $   0.49      $   0.54      $   0.37
                                                  --------      --------      --------

The Internet-related investment losses of $58.8 million during fiscal 2000 negatively impacted the diluted earnings per share calculation by $0.22. Excluding these losses, diluted net earnings per common and common equivalent share was $0.71. See Notes 4 and 7.

Options with exercise prices greater than the average market price were not included in the computation of diluted earnings per share. These options totaled
0.3 million, 0.6 million and 0.3 million for fiscal 2000, 1999 and 1998, respectively.

NOTE 15: COMMITMENTS AND CONTINGENCIES

In connection with various bank loans entered into by Starbucks Coffee Japan Limited, the Company has guaranteed $25.4 million of the outstanding debt in the event of default by Starbucks Coffee Japan Limited.

In the normal course of business, the Company has various legal claims and other contingent matters outstanding. Management believes that any ultimate liability arising from these actions would not have a material adverse effect on the Company's results of operations or financial condition as of and for the fiscal year ended October 1, 2000.

NOTE 16: SEGMENT REPORTING

In fiscal 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes reporting and disclosure standards for an enterprise's operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Company's senior management.

The Company is organized into a number of business units. The Company's North American retail business sells coffee beverages, whole bean coffees and related hardware and equipment through Company-operated retail stores in the United States and Canada. The Company's international retail business consists of entities that own and operate retail stores in the United Kingdom, Thailand and Australia. These two retail segments are managed by different presidents within the Company and are measured and evaluated separately by senior management.

The Company operates through several other business units, each of which is managed and evaluated independently. These other business units are organized around the strategic relationships that govern the distribution of products to the customer. These relationships include retail store licensing agreements, wholesale accounts, grocery channel licensing agreements, joint ventures and direct-to-consumer marketing channels. Revenues from these segments include both sales to unaffiliated customers and intersegment sales, which are accounted for on a basis consistent with sales to unaffiliated customers. Intersegment sales and other intersegment transactions have been eliminated on the accompanying consolidated financial statements.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1. Operating income represents earnings before interest and other income/expense and income taxes. No allocations of overhead, interest or income taxes are made to the segments. Identifiable assets by segment are those assets used in the Company's operations in each segment. General corporate assets include cash and investments, unallocated assets of the corporate headquarters and roasting facilities, deferred taxes and certain intangibles. Management evaluates performance of the segments based on direct product sales and operating costs.

The tables below present information by operating segment (in thousands):

Fiscal year ended                                  Oct 1, 2000       Oct 3, 1999      Sept 27, 1998
-----------------                                  -----------       -----------      -------------
REVENUES:
North American retail                              $ 1,734,929       $ 1,375,018       $ 1,076,731
All other business units                               457,496           320,604           238,798
Intersegment revenues                                  (23,207)          (15,477)           (6,827)
                                                   -----------       -----------       -----------
Total revenues                                     $ 2,169,218       $ 1,680,145       $ 1,308,702
                                                   -----------       -----------       -----------
OPERATING INCOME:
North American retail                              $   249,924       $   209,338       $   161,334
All other business units                                97,100            55,998            45,943
Unallocated corporate expenses                        (134,902)         (107,460)          (89,069)
Merger expenses                                             --                --            (8,930)
Intersegment eliminations                                  130            (1,165)              (62)
Interest and other income, net                           7,110             7,315             7,134
Internet-related investment losses                     (58,792)               --                --
                                                   -----------       -----------       -----------
Total earnings before income taxes                 $   160,570       $   164,026       $   116,350
                                                   -----------       -----------       -----------
DEPRECIATION AND AMORTIZATION:
North American retail                              $    94,312       $    72,252       $    56,328
All other business units                                13,664             7,766             4,721
Unallocated corporate expenses                          22,256            17,779            11,494
                                                   -----------       -----------       -----------
Total depreciation and amortization                $   130,232       $    97,797       $    72,543
                                                   -----------       -----------       -----------
INCOME (LOSSES) FROM EQUITY METHOD INVESTEES:
All other business units                           $    15,139       $     2,318       $       (14)
Intersegment eliminations                                5,161               874             1,048
                                                   -----------       -----------       -----------
Total income from equity method investees          $    20,300       $     3,192       $     1,034
                                                   -----------       -----------       -----------

                              Oct 1, 2000     Oct 3, 1999
                              -----------     -----------
IDENTIFIABLE ASSETS:
North American retail         $  664,773      $  587,823
All other business units         165,702          97,544
General corporate assets         662,656         567,147
                              ----------      ----------
Total assets                  $1,493,131      $1,252,514
                              ----------      ----------

The tables below represent information by geographic area (in thousands):

Fiscal year ended                      Oct 1, 2000     Oct 3, 1999    Sept 27, 1998
-----------------                      -----------     -----------    -------------
REVENUES FROM EXTERNAL CUSTOMERS:
United States                          $1,940,723      $1,490,133      $1,173,982
Foreign countries                         228,495         190,012         134,720
                                       ----------      ----------      ----------
Total                                  $2,169,218      $1,680,145      $1,308,702
                                       ----------      ----------      ----------


Revenues from foreign countries are based on the location of the customers and consist primarily of revenues from Canada and the United Kingdom. No customer accounts for 10% or more of the Company's revenues.

                      Oct 1, 2000   Oct 3, 1999
                      -----------   -----------
LONG-LIVED ASSETS:
United States          $819,200      $680,344
Foreign countries       111,559        79,945
                       --------      --------
Total                  $930,759      $760,289
                       --------      --------

Assets attributed to foreign countries are based on the country in which those assets are located.

NOTE 17: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal years 2000 and 1999 is as follows (in thousands, except earnings per share):

                                                      FIRST         SECOND        THIRD         FOURTH
                                                     --------      --------      --------      --------
2000 quarter:
       Net revenues                                  $526,982      $504,698      $555,546      $581,992
       Gross margin                                   288,580       281,449       314,420       331,209
       Net earnings                                    34,749        23,406        34,913         1,496
       Net earnings per common share -- diluted      $   0.18      $   0.12      $   0.18      $   0.01

1999 quarter:
      Net revenues                                   $405,638      $375,822      $423,792      $474,893
      Gross margin                                    219,338       205,865       238,772       275,160
      Net earnings                                     26,733        17,957        24,635        32,368
      Net earnings per common share -- diluted       $   0.14      $   0.10      $   0.13      $   0.17

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Starbucks Corporation is responsible for the preparation and integrity of the financial statements included in this Annual Report to Shareholders. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best judgment where necessary. Financial information included elsewhere in this Annual Report is consistent with these financial statements.

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

Independent auditors are appointed by the Company's Board of Directors and ratified by the Company's shareholders to audit the financial statements in accordance with auditing standards generally accepted in the United States of America and to independently assess the fair presentation of the Company's financial position, results of operations and cash flows. Their report appears in this Annual Report.

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


/s/ ORIN C. SMITH                           /s/ MICHAEL CASEY
--------------------------------            ------------------------------------
ORIN C. SMITH                               MICHAEL CASEY
president and                               executive vice president,
chief executive officer                     chief financial officer and
                                            chief administrative officer

STARBUCKS CORPORATION
(Seattle, Washington)


We have audited the accompanying consolidated balance sheets of Starbucks Corporation and subsidiaries (the Company) as of October 1, 2000, and October 3, 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended October 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Starbucks Corporation and subsidiaries as of October 1, 2000, and October 3, 1999, and the results of their operations and their cash flows for each of the three years in the period ended October 1, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP
---------------------------------
DELOITTE & TOUCHE LLP
Seattle, Washington
December 8, 2000

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

                            HIGH        LOW
                           ------      ------
October 1, 2000:
       First Quarter       $30.13      $21.56
       Second Quarter       44.81       23.88
       Third Quarter        43.44       28.31
       Fourth Quarter       43.56       35.13
October 3, 1999:
       First Quarter       $26.69      $16.56
       Second Quarter       30.69       23.28
       Third Quarter        39.75       28.06
       Fourth Quarter       37.56       20.06


As of December 11, 2000, the Company had 8,814 shareholders of record. The Company has never paid any dividends on its Common Stock. The Company presently intends to retain earnings for use in its business and, therefore, does not anticipate paying a cash dividend in the near future.

THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 1, 2000, WITHOUT THE EXHIBITS THERETO, MAY BE OBTAINED WITHOUT CHARGE BY ACCESSING THE COMPANY'S FILINGS AT WWW.SEC.GOV OR BY SENDING A REQUEST TO INVESTOR RELATIONS AT THE ADDRESS OR PHONE NUMBER BELOW.

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