Form 10-K, Exhibit 13
period 2001-09-30
STARBUCKS CORP
filed 2001-12-20
CIK 829224

                                                                      EXHIBIT 13

            PORTION OF THE FISCAL 2001 ANNUAL REPORT TO SHAREHOLDERS

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

As of and for the                             Sept 30, 2001    Oct 1, 2000    Oct 3, 1999      Sept 27, 1998     Sept 28, 1997
fiscal year ended(1)                             (52 Wks)        (52 Wks)       (53 Wks)         (52 Wks)           (52 Wks)
--------------------                          -------------    -----------    -----------      -------------     -------------
RESULTS OF OPERATIONS DATA
Net revenues:
       Retail                                  $2,229,594       $1,823,607     $1,423,389       $1,102,574         $  836,291
       Specialty                                  419,386          354,007        263,439          206,128            139,098
                                               ----------       ----------     ----------       ----------         ----------
Total net revenues                              2,648,980        2,177,614      1,686,828        1,308,702            975,389

Merger expenses(2)                                     --               --             --            8,930                 --
Operating income                                  281,094          212,252        156,711          109,216             86,199
Internet-related investment losses(3)               2,940           58,792             --               --                 --
Net earnings                                   $  181,210       $   94,564     $  101,693       $   68,372         $   55,211
Net earnings per common share - diluted(4)     $     0.46       $     0.24     $     0.27       $     0.19         $     0.17
Cash dividends per share                               --               --             --               --                 --
                                               ----------       ----------     ----------       ----------         ----------
BALANCE SHEET DATA
Working capital                                $  148,661       $  146,568     $  135,303       $  157,805         $  172,079
Total assets                                    1,851,039        1,491,546      1,252,514          992,755            857,152
Long-term debt (including current portion)          6,483            7,168          7,691            1,803            168,832
Shareholders' equity                            1,375,927        1,148,399        961,013          794,297            533,710
                                               ----------       ----------     ----------       ----------         ----------
STORE OPERATING DATA
Percentage change
       in comparable store sales(5)                     5%               9%             6%               5%                 5%
Stores open at year-end:
       Continental North America
            Company-operated stores                 2,971            2,446          2,038            1,622              1,270
            Licensed stores                           809              530            179              133                 94
       International
            Company-operated stores                   295              173             97               66                 31
            Licensed stores                           634              352            184               65                 17
                                               ----------       ----------     ----------       ----------         ----------
       Total stores                                 4,709            3,501          2,498            1,886              1,412
                                               ----------       ----------     ----------       ----------         ----------

(1) The Company's fiscal year ends on the Sunday closest to September 30. All fiscal years presented include 52 weeks, except fiscal 1999, which includes 53 weeks.

(2) Merger expenses relate to the business combination with Seattle Coffee Holdings Limited.

(3)   See Notes to Consolidated Financial Statements (Notes 4 and 8).

(4) See Notes to Consolidated Financial Statements (Note 1). Earnings per share data for fiscal years presented have been restated to reflect the two-for-one stock splits in fiscal 2001 and 1999.

(5)   Includes only Company-operated stores open 13 months or longer.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Starbucks presently derives approximately 84% of net revenues from its Company-operated retail stores. The remaining 16% of net revenues is derived from the Company's Specialty Operations, which include sales to wholesale channels and licensees, royalty and license fee income and sales through its direct-to-consumer business. The Company's fiscal year ends on the Sunday closest to September 30. Fiscal years 2001 and 2000 each had 52 weeks, and fiscal 1999 had 53 weeks. The fiscal year ending on September 29, 2002, will include 52 weeks.

The Company's consolidated net revenues increased 22% from $2.2 billion in fiscal 2000 to $2.6 billion in fiscal 2001, primarily due to the Company's store expansion program and comparable store sales increases. Comparable store sales increased by 5%, 9% and 6% in fiscal 2001, 2000 and 1999, respectively. As part of its expansion strategy of clustering stores in existing markets, Starbucks has experienced a certain level of cannibalization of sales of existing stores by new stores as store concentration has increased. However, management believes such cannibalization has been justified by the incremental sales and return on new store investments. This cannibalization, as well as increased competition and other factors, may put downward pressure on the Company's comparable store sales growth in future periods.

The following table sets forth the percentage relationship to total net revenues, unless otherwise indicated, of certain items included in the Company's consolidated statements of earnings:

Fiscal year ended                              Sept 30, 2001      Oct 1, 2000      Oct 3, 1999
                                                  (52 Wks)         (52 Wks)          (53 Wks)
-----------------                              -------------      -----------      -----------
STATEMENTS OF EARNINGS DATA
Net revenues:
       Retail                                        84.2%            83.7%            84.4%
       Specialty                                     15.8             16.3             15.6
                                                    -----            -----            -----
Total net revenues                                  100.0            100.0            100.0

Cost of sales and related occupancy costs            42.0             44.2             44.3
Store operating expenses(1)                          39.3             38.7             38.2
Other operating expenses(2)                          22.3             22.2             20.7
Depreciation and amortization                         6.2              6.0              5.8
General and administrative expenses                   5.7              5.1              5.3

Joint venture income                                  1.1              0.9              0.2

       Operating income                              10.6              9.7              9.3

Interest and other income, net                        0.4              0.3              0.4
Internet-related investment losses                    0.1              2.7               --
                                                    -----            -----            -----
       Earnings before income taxes                  10.9              7.3              9.7

Income taxes                                          4.1              3.0              3.7
                                                    -----            -----            -----
       Net earnings                                   6.8%             4.3%             6.0%
                                                    -----            -----            -----

(1)   Shown as a percentage of retail revenues.

(2)   Shown as a percentage of specialty revenues.

BUSINESS COMBINATIONS

During fiscal 2000, Starbucks acquired the outstanding stock of Tympanum, Inc. (d/b/a "Hear Music"), a music retailer, and of Coffee Partners Co. Ltd., the company licensed to operate Starbucks stores in Thailand. The combined purchase price for these two acquisitions was $14.1 million. During fiscal 1999, Starbucks acquired the net assets of Tazo, L.L.C., a Portland, Oregon-based tea company that produces premium tea products, and Pasqua Inc., a San Francisco, California-based roaster and retailer of specialty coffee. The combined purchase price for these two acquisitions was $16.5 million. All of the above acquisitions were accounted for under the purchase method of accounting. Results of operations of the acquired companies are included on the accompanying consolidated financial statements from the dates of acquisition.

RESULTS OF OPERATIONS -- FISCAL 2001 COMPARED TO FISCAL 2000

SYSTEMWIDE RETAIL STORE SALES

Systemwide retail store sales, which include net sales for both Company-operated and licensed retail stores, were $3.0 billion for fiscal 2001, an increase of 31% from $2.3 billion in fiscal 2000, primarily due to the opening of an additional 1,208 stores. Systemwide retail store sales provides a broad perspective of global brand sales; however, it excludes net revenues from non-retail channels.

REVENUES

Consolidated net revenues increased 22% to $2.6 billion for fiscal 2001, compared to $2.2 billion for fiscal 2000. Retail revenues increased 22% to $2.2 billion from $1.8 billion. The increase in retail revenues was due to the addition of new Company-operated stores and comparable store sales growth of 5%. The increase in comparable store sales resulted from a 2% increase in the number of transactions and a 3% increase in the average dollar value per transaction. During fiscal 2001, the Company opened 525 stores in continental North America, 96 stores in the United Kingdom, 10 in Thailand and 16 in Australia. As of fiscal year-end, there were 2,971 Company-operated stores in continental North America, 252 in the United Kingdom, 25 in Thailand and 18 in Australia. During fiscal 2002, the Company expects to open at least 525 Company-operated stores in North America and 100 in international markets.

Specialty revenues increased 18% to $419 million for fiscal 2001 from $354 million for fiscal 2000. The increase was driven primarily by higher sales to retail licensees, the Company's grocery channel and foodservice accounts. Licensees (including those in which the Company is a joint venture partner) opened 282 stores in international markets and 279 stores in continental North America, of which over 180 stores related to the Company's expansion into grocery stores. The Company ended the year with 809 licensed stores in continental North America and 634 licensed stores in international markets. During fiscal 2002, the Company expects to open at least 300 licensed stores in North America and 275 in international markets.

EXPENSES

Cost of sales and related occupancy costs decreased to 42.0% of net revenues for fiscal 2001 from 44.2% in fiscal 2000. The decrease resulted from several factors, including lower green coffee costs, the impact of retail beverage sales price increases, continued cost savings from procurement initiatives and shifts in sales mix to higher-margin products. These factors were partially offset by higher occupancy costs as a result of higher average rent expense per square foot as well as the expansion of Company-operated stores into international markets that have higher occupancy costs as a percentage of revenues than North American retail operations.

Store operating expenses as a percentage of retail revenues increased to 39.3% for fiscal 2001 from 38.7% for fiscal 2000. The increase was primarily due to higher payroll-related expenditures resulting from higher average wage rates and the continuing shift to more labor-intensive handcrafted beverages, partially offset by leverage gained from regional overhead expenses distributed over an expanded revenue base and reductions in advertising expenses.

Other operating expenses (expenses associated with the Company's Specialty Operations) were 22.3% of specialty revenues during fiscal 2001, compared to 22.2% for fiscal 2000. The increase is attributable to the Company's licensee channels, both international and domestic, as the Company expands these businesses geographically and continues to develop its internal resources for future growth. These costs, which are expected to increase through 2002, were partially offset by lower advertising expenses for the Company's direct-to-consumer business.

Depreciation and amortization was 6.2% of net revenues, compared to 6.0% of net revenues for fiscal 2000 primarily due to the Company's international retail expansion.

General and administrative expenses were 5.7% of net revenues during fiscal 2001, compared to 5.1% for fiscal 2000 primarily due to higher payroll-related expenditures, increased professional fees, non-insured expenses recorded during the second fiscal quarter resulting from the Nisqually earthquake, higher charitable contributions and provisions for obsolete software.

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

The Company is a partner in several other joint ventures that operate licensed Starbucks retail stores, including Starbucks Coffee Japan, Ltd., a 50/50 joint venture partnership with Japanese retailer and restauranteur SAZABY Inc. to develop Starbucks retail stores in Japan, and Starbucks Coffee Korea Co., Ltd., a 50/50 joint venture partnership with Shinsegae Department Store Co., Ltd., to develop retail stores in the Republic of Korea. See separate "Subsequent Events" discussion for additional information pertaining to Starbucks Coffee Japan, Ltd.

Joint venture income was $28.6 million for fiscal 2001, compared to $20.3 million for fiscal 2000. The increase was primarily due to the improved profitability of the North American Coffee Partnership as a result of increased sales volume from extension of its product line and expansion of geographic distribution, as well as improvements in cost of goods sold primarily due to manufacturing efficiencies. The increase was also due to improved operating results of Starbucks Coffee Japan, Ltd., attributable to additional profitable store locations as well as the distribution of infrastructure and administrative costs over an expanded revenue base. Starbucks Coffee Japan, Ltd. had 289 stores open as of September 30, 2001, compared to 154 stores open as of October 1, 2000.

INTERNET-RELATED INVESTMENT LOSSES

During fiscal 2001, the Company determined that its investments in Internet-related companies had suffered declines in value. The Company's management deemed these declines as other than temporary due to the sustained weak conditions in the Internet industry as reflected in the bankruptcy or liquidation proceedings of numerous comparable companies and the significant decline in stock market valuation of the sector, the declining financial condition of each company in which the Company had invested, the unfavorable prospects of such companies obtaining additional funding and the length of time and extent to which the quoted market values had been less than cost for publicly traded companies. As a result, the Company recognized losses totaling $2.9 million to write off the Company's remaining investment in Kozmo.com, which was liquidated during fiscal 2001, and to reduce its investment in Liveworld, Inc. (previously known as Talk City, Inc.).

As of September 30, 2001, the Company had Internet-related investments with an aggregate fair value of $1.7 million. The Company plans to maintain its ownership of its remaining Internet-related investments and will continue to record them at their fair value. The Company intends to focus its future investment activity on its core businesses and other new business opportunities related to its core businesses.

INCOME TAXES

The Company's effective tax rates of 37.3% in fiscal 2001 and 41.1% in fiscal 2000 were both impacted by the establishment of valuation allowances against deferred tax benefits resulting from Internet-related investment losses. Management determined that a portion of these losses may not be realizable for tax purposes within the allowable carryforward period. Excluding the impact of these allowances, the effective tax rates would have been 37.0% and 37.6% in fiscal 2001 and 2000, respectively. The decrease to 37.0% in fiscal 2001 from 37.6% in fiscal 2000 was due to tax planning efforts. The effective tax rate is expected to be 37.0% for fiscal 2002.

RESULTS OF OPERATIONS -- FISCAL 2000 COMPARED TO FISCAL 1999

SYSTEMWIDE RETAIL STORE SALES

Systemwide retail store sales were $2.3 billion for fiscal 2000 (52 weeks), an increase of 38% from $1.6 billion in fiscal 1999 (53 weeks), primarily due to the opening of an additional 1,035 stores.

REVENUES

Consolidated net revenues increased 29% to $2.2 billion for fiscal 2000, compared to $1.7 billion for fiscal 1999. Retail revenues increased 28% to $1.8 billion from $1.4 billion. The increase in retail revenues was due to the addition of new Company-operated stores and comparable store sales growth of 9%. The increase in comparable store sales resulted from a 5% increase in the number of transactions and a 4% increase in the average dollar value per transaction. During fiscal 2000, the Company opened 417 stores in continental North America, 63 stores in the United Kingdom, 8 in Thailand and 2 in Australia. As of fiscal year-end, there were 2,446 Company-operated stores in continental North America, 156 in the United Kingdom, 15 in Thailand and 2 in Australia.

Specialty revenues increased 34% to $354 million for fiscal 2000 from $263 million for fiscal 1999. The increase was driven primarily by higher sales to retail licensees, the Company's grocery channel and foodservice accounts. Licensees (including those in which the Company is a joint venture partner) opened 361 stores in continental North America, of which over 280 stores related to the Company's expansion into grocery stores, and 184 stores relate to international markets. The Company ended the year with 530 licensed stores in continental North America and 352 licensed stores in international markets.

EXPENSES

Cost of sales and related occupancy costs decreased to 44.2% of net revenues for fiscal 2000 from 44.3% in fiscal 1999. The decrease was a result of lower green coffee costs and the impact of retail beverage sales price increases, partially offset by higher occupancy costs. Occupancy costs, which are primarily fixed costs, were higher as a percentage of revenues due, in part, to one less week of sales in fiscal 2000. Also, occupancy costs have increased as a result of higher average rent expense per square foot as well as the expansion of Company-operated stores into international markets that have higher occupancy costs as a percentage of revenue than North American retail operations.

Store operating expenses as a percentage of retail revenues increased to 38.7% for fiscal 2000 from 38.2% for fiscal 1999. The increase was due to a number of factors. Higher average wage rates combined with a continuing shift in retail sales to more labor-intensive handcrafted beverages resulted in higher payroll-related expenditures. This shift in retail sales mix also resulted in more frequent maintenance on store equipment. Provision for losses on asset disposals increased due to store remodel costs associated with the expansion of lunch programs and computer system upgrades. These increases were partially offset by leverage gained from retail beverage sales price increases and reductions in advertising expenses.

Other operating expenses were 22.2% of specialty revenues during fiscal 2000, compared to 20.7% for fiscal 1999. This increase was primarily due to higher payroll-related expenditures for accelerating the growth of the Company's Specialty Operations.

Depreciation and amortization was 6.0% of net revenues, compared to 5.8% of net revenues for fiscal 1999. Excluding the extra week of sales in fiscal 1999, depreciation and amortization would have been 5.9% of net revenues in fiscal 1999.

General and administrative expenses were 5.1% of net revenues during fiscal 2000, compared to 5.3% for fiscal 1999 primarily due to lower payroll-related expenses as a percentage of net revenues.

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

The Company is a partner in several other joint ventures that operate licensed Starbucks retail stores, including Starbucks Coffee Japan, Ltd., a 50/50 joint venture partnership with Japanese retailer and restauranteur SAZABY Inc. to develop Starbucks retail stores in Japan.

Joint venture income was $20.3 million for fiscal 2000, compared to $3.2 million for fiscal 1999. The increase was primarily due to the crossover from losses to profitability of Starbucks Coffee Japan, Ltd. as a result of improved ability to obtain preferred and more profitable store locations as well as the distribution of infrastructure and administrative costs over an expanded revenue base. Starbucks Coffee Japan, Ltd. had 154 stores open as of October 1, 2000, compared to 82 stores open as of October 3, 1999. The increase was also due to the improved profitability of the North American Coffee Partnership attributed to increased sales volume resulting from expansion of its product line and geographic distribution, as well as improvements in cost of goods sold primarily due to manufacturing efficiencies.

INTERNET-RELATED INVESTMENT LOSSES

During fiscal 2000 and 1999, the Company made several minority investments in companies that derive the majority of their revenue from Internet-related activities.

In fiscal 1999, the Company invested $8.0 million in Talk City, Inc. ("Talk City"), a publicly traded interactive online chat site. The Company also invested $20.3 million in living.com Inc. ("living.com"), an online furniture retailer. Also in fiscal 1999, the Company established an alliance with Cooking.com, Inc. ("Cooking.com"), a privately held Web-based retailer of cookware, accessories and specialty foods and provider of information about cooking. As part of this alliance, the Company made a $10.0 million investment in Cooking.com.

In the second quarter of fiscal 2000, the Company invested $25.0 million in Kozmo.com, an Internet-to-door delivery service for food, entertainment and convenience items. Starbucks and Kozmo.com also entered into a commercial agreement to provide in-store return boxes in Starbucks stores in exchange for cash, a channel for selling the Company's products and other marketing opportunities. In connection with this agreement, Starbucks received a $15.0 million payment that was recognized as revenue on a straight-line basis over twelve months.

During the fourth quarter of fiscal 2000, the Company determined that its investments in Internet-related companies had suffered declines in value that were other than temporary because of the sustained weak condition of the Internet industry as reflected in the bankruptcy or liquidation proceedings of numerous comparable companies and the significant decline in stock market valuation of the sector, the declining financial condition of each company in which the Company had invested, the unfavorable prospects of such companies obtaining additional funding, and the length of time and extent to which the quoted market values had been less than cost for publicly traded companies. The Company determined the aggregate fair value for privately held investments by using a variety of methodologies, including comparing each security with securities of publicly traded companies in similar lines of business, applying revenue multiples to estimated future operating results and estimating discounted cash flows. Quoted market prices were used for publicly traded equity securities to determine fair value. As a result, the Company recognized losses totaling $58.8 million to reduce its investments in living.com, Talk City, Cooking.com and Kozmo.com to their aggregate fair value of $4.8 million as of October 1, 2000.

INCOME TAXES

The Company's effective tax rate for fiscal 2000 was 41.1% compared to 38.0% for fiscal 1999. The increase is due in part to the establishment of a valuation allowance against a portion of the deferred tax benefit resulting from Internet-related investment losses which management has determined may ultimately not be realizable for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

The Company ended fiscal 2001 with $220.5 million in cash and cash equivalents and short-term investments. Working capital as of September 30, 2001, totaled $148.7 million compared to $146.6 million at October 1, 2000. Cash and cash equivalents increased by $42.4 million during fiscal 2001 to $113.2 million at September 30, 2001. This increase was in addition to an increase in short-term investments of $46.0 million during the same period. The Company intends to use its available cash resources to invest in its core businesses and other new business opportunities related to its core businesses.

Cash provided by operating activities for fiscal 2001 totaled $460.8 million and resulted primarily from net earnings and non-cash charges of $381.4 million. The increase in accounts payable contributed $54.1 million primarily due to the timing of payments and the build up of holiday inventory for a larger number of Company-operated stores. The increase in accrued taxes contributed $34.5 million primarily due to the extension of the deadline for quarterly income tax payments from September 15, 2001, to October 1, 2001. In addition, the increase in accrued compensation and related costs contributed $12.1 million primarily due to an increase in the number of employees. Higher receivables, from domestic licensees resulting from business growth and from insurance recoveries directly related to the fiscal 2001 Nisqually earthquake, as well as higher inventory levels resulted in an increased use of cash of $36.9 million.

Cash used by investing activities for fiscal 2001 totaled $433.1 million. This included capital additions to property, plant and equipment of $384.2 million related to opening 647 new Company-operated retail stores, remodeling certain existing stores, enhancing information systems, purchasing roasting and packaging equipment for the Company's roasting and distribution facilities and expanding existing office space. The net activity in the Company's marketable securities portfolio during fiscal 2001 used $43.8 million of cash. Excess cash was invested primarily in short-term, investment-grade securities. During fiscal 2001, the Company made equity investments of $12.6 million in its international joint ventures, excluding the effects of foreign currency fluctuations. The Company received $16.8 million in distributions from the North American Coffee Partnership and $0.1 million from its international joint ventures.

Cash provided by financing activities for fiscal 2001 totaled $14.8 million. This included $46.7 million generated from the exercise of employee stock options and $13.0 million generated from the Company's employee stock purchase plan. As options granted under the Company's stock option plans are exercised, the Company will continue to receive proceeds and a tax deduction; however, neither the amounts nor the timing thereof can be predicted. The increase in checks issued but not presented for payment provided $5.7 million. On September 17, 2001, the Company announced a share repurchase program to acquire up to $60.0 million of the Company's common stock from time to time on the open market. Share repurchases are at the discretion of management and depend on market conditions, capital requirements and such other factors as the Company may consider relevant. As of September 30, 2001, the Company had repurchased 3.4 million shares, which used $49.8 million of cash, at an average price of $14.75 per share.

Cash requirements for fiscal 2002, other than normal operating expenses, are expected to consist primarily of capital expenditures related to the addition of new Company-operated retail stores. The Company plans to open at least 625 Company-operated stores during fiscal 2002. The Company also anticipates incurring additional expenditures for remodeling certain existing stores and enhancing its production capacity and information systems. While there can be no assurance that current expectations will be realized, management expects capital expenditures for fiscal 2002 to be in the range of $450 million to $475 million.

Management believes that existing cash and investments plus cash generated from operations should be sufficient to finance capital requirements for its core businesses through fiscal 2002. New joint ventures, other new business opportunities or store expansion rates substantially in excess of that presently planned may require outside funding.

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

The Company enters into fixed-price purchase commitments in order to secure an adequate supply of quality green coffee and bring greater certainty to the cost of sales in future periods. As of September 30, 2001, the Company had approximately $283.8 million in fixed-price purchase commitments which, together with existing inventory, is expected to provide an adequate supply of green coffee through 2002. The Company believes, based on relationships established with its suppliers in the past, that the risk of non-delivery on such purchase commitments is low.

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

FINANCIAL RISK MANAGEMENT

The Company is exposed to market risk related to foreign currency exchange rates, equity security prices and changes in interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The majority of the Company's revenue, expense and capital purchasing activities are transacted in United States dollars. However, because a portion of the Company's operations consists of activities outside of the United States, the Company has transactions in other currencies, primarily the Canadian dollar, British pound and Japanese yen. As part of its risk management strategy, the Company frequently evaluates its foreign currency exchange risk by monitoring market data and external factors that may influence exchange rate fluctuations. As a result, the Company may engage in transactions involving various derivative instruments, with maturities generally not exceeding five years, to hedge assets, liabilities, revenues and purchases denominated in foreign currencies. During fiscal 2001, the Company entered into forward foreign exchange contracts that qualify as cash flow hedges under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," to hedge a portion of anticipated international revenue. In addition, the Company entered into a forward foreign exchange contract that qualifies as a hedge of a net investment in a foreign operation. These contracts expire within 14 months.

EQUITY SECURITY PRICE RISK

The Company has minimal exposure to price fluctuations on equity mutual funds within the trading portfolio. The trading securities are designated to approximate the Company's liability under the Management Deferred Compensation Plan ("MDCP"). A corresponding liability is included in "Accrued compensation and related costs" on the accompanying consolidated balance sheets. These investments are recorded at fair value with unrealized gains and losses recognized in "Interest and other income, net." The offsetting changes in the MDCP liability are recorded in "General and administrative expenses" on the accompanying consolidated statements of earnings.

The Company also has an equity investment in a privately held company, Cooking.com, which is still in the development stage. The Company could lose its entire investment because this type of company is inherently risky. The investment is recorded on the accompanying consolidated balance sheet at a fair value of $1.6 million as of September 30, 2001.

INTEREST RATE RISK

The Company's diversified available-for-sale portfolio consists mainly of fixed income instruments. The primary objectives of these investments are to preserve capital and liquidity. Available-for-sale securities are of investment grade and are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of accumulated other comprehensive gain/loss. The Company does not hedge its interest rate exposure.

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

NEW ACCOUNTING STANDARDS

In September 2000, the Emerging Issues Task Force ("EITF") reached a consensus regarding Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires any shipping and handling costs billed to customers in a sale transaction to be classified as revenue. The Company adopted Issue No. 00-10 on October 2, 2000, and restated all prior period disclosures. Issue No. 00-10 did not have a material impact on the Company's consolidated financial statements.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001, and eliminates the pooling-of-interests method. SFAS No. 142 requires, among other things, the use of a nonamortization approach for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into earnings, but instead will be reviewed for impairment at least annually. The Company will adopt SFAS No. 142 effective September 30, 2002. The Company's management has not yet determined the impact of adoption on its consolidated financial position and results of operations. As of September 30, 2001, the Company had goodwill and other intangible assets, net of accumulated amortization, of $21.8 million and $7.7 million, respectively, which would be subject to the transitional assessment provisions of SFAS No. 142. Amortization expense related to goodwill and other intangible assets was $3.0 million for the fiscal year ended September 30, 2001.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company will adopt SFAS No. 143 effective September 30, 2002, and does not expect it to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 but sets forth new criteria for asset classification and broadens the scope of qualifying discontinued operations. The Company will adopt SFAS No. 144 as of September 30, 2002. The Company's management has not yet determined the impact of adoption on its consolidated financial position and results of operations.

In September 2001, the EITF reached a consensus regarding Issue No. 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11, 2001," which requires that losses and other costs incurred as a result of the September 11, 2001, events be classified as part of income from continuing operations in the statement of operations. Additionally, certain disclosures are required in all periods affected. As a result of the events of September 11, 2001, the Company closed its North American Company-operated retail stores and other North American facilities for the remainder of that day. None of the Company's employees were injured, and the Company did not sustain significant property loss or incur significant costs as a result of the attacks. However, the aftermath of these events, together with the slowing economy, have had a moderately negative impact on the Company's Specialty Operations, which derives approximately 9.0% of its revenue from the travel and hospitality industries. At this time, management believes that the events of September 11, 2001, will not have a material impact on the Company's financial position, results of operations or cash flows in fiscal 2002.

SUBSEQUENT EVENTS

On October 10, 2001, the Company sold 30,000 of its shares of Starbucks Coffee Japan, Ltd. ("Starbucks Japan") at approximately $495.00 per share, net of related costs. In connection with this sale, the Company received cash proceeds of $15 million. The Company's ownership interest in Starbucks Japan was reduced from 50.0% to 47.5% following the sale of the aforementioned shares. The Company recorded a gain from this sale of $13 million.

Also on October 10, 2001, Starbucks Japan issued and sold 220,000 shares of common stock at approximately $495.00 per share, net of related costs, in an initial public offering in Japan. In connection with this offering, the Company's ownership interest in Starbucks Japan was reduced from 47.5% to 40.1%. The Company recorded a credit to shareholders' equity of $39 million, reflecting the increase in value of its share of the net assets of Starbucks Japan related to the stock offering.

CONSOLIDATED STATEMENTS OF EARNINGS
In thousands, except earnings per share


Fiscal year ended                                 Sept 30, 2001         Oct 1, 2000           Oct 3, 1999
-----------------                                 -------------         -----------           -----------
Net revenues:
 Retail                                             $2,229,594           $1,823,607           $1,423,389
 Specialty                                             419,386              354,007              263,439
                                                    ----------           ----------           ----------
       Total net revenues                            2,648,980            2,177,614            1,686,828

Cost of sales and related occupancy costs            1,112,785              961,885              747,630
Store operating expenses                               875,473              704,898              543,572
Other operating expenses                                93,326               78,445               54,629
Depreciation and amortization                          163,501              130,232               97,797
General and administrative expenses                    151,416              110,202               89,681
Joint venture income                                    28,615               20,300                3,192
                                                    ----------           ----------           ----------
Operating income                                       281,094              212,252              156,711
Interest and other income, net                          10,768                7,110                7,315
Internet-related investment losses                       2,940               58,792                   --
                                                    ----------           ----------           ----------
Earnings before income taxes                           288,922              160,570              164,026
Income taxes                                           107,712               66,006               62,333
                                                    ----------           ----------           ----------
       Net earnings                                 $  181,210           $   94,564           $  101,693
                                                    ----------           ----------           ----------
Net earnings per common share - basic               $     0.48           $     0.25           $     0.28
Net earnings per common share - diluted             $     0.46           $     0.24           $     0.27
Weighted average shares outstanding:
       Basic                                           380,566              371,191              363,683
       Diluted                                         394,349              385,999              377,062
                                                    ----------           ----------           ----------

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
In thousands, except share data


                                                                                                   Sept 30, 2001     Oct 1, 2000
                                                                                                   -------------     -----------
ASSETS
Current assets:
       Cash and cash equivalents                                                                    $   113,237      $    70,817
       Short-term investments - Available-for-sale securities                                           101,399           57,573
       Short-term investments - Trading securities                                                        5,913            3,763
       Accounts receivable, net of allowances of $4,590 and $2,941, respectively                         90,425           76,385
       Inventories                                                                                      221,253          201,656
       Prepaid expenses and other current assets                                                         29,829           18,736
       Deferred income taxes, net                                                                        31,869           29,304
                                                                                                    -----------      -----------
             Total current assets                                                                       593,925          458,234
Joint ventures                                                                                           60,876           52,051
Other investments                                                                                         2,221            3,788
Property, plant and equipment, net                                                                    1,135,784          930,759
Other assets                                                                                             36,388           25,403
Goodwill, net                                                                                            21,845           21,311
                                                                                                    -----------      -----------
       TOTAL ASSETS                                                                                 $ 1,851,039      $ 1,491,546
                                                                                                    -----------      -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       Accounts payable                                                                             $   127,905      $    73,653
       Checks drawn in excess of bank balances                                                           61,987           56,332
       Accrued compensation and related costs                                                            81,458           69,702
       Accrued occupancy costs                                                                           35,835           29,117
       Accrued taxes                                                                                     70,346           35,841
       Other accrued expenses                                                                            57,085           39,016
       Deferred revenue                                                                                   9,951            7,320
       Current portion of long-term debt                                                                    697              685
                                                                                                    -----------      -----------
             Total current liabilities                                                                  445,264          311,666
Deferred income taxes, net                                                                               19,133           21,410
Long-term debt                                                                                            5,786            6,483
Minority interest                                                                                         4,929            3,588

Shareholders' equity:
       Common stock and additional paid-in capital - Authorized, 600,000,000 shares; issued and outstanding, 380,044,042 and 376,315,302 shares, respectively
             (includes 1,697,100 common stock units in both years)                                      791,622          750,872
       Retained earnings                                                                                589,713          408,503
       Accumulated other comprehensive loss                                                              (5,408)         (10,976)
                                                                                                    -----------      -----------
             Total shareholders' equity                                                               1,375,927        1,148,399
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                   $ 1,851,039      $ 1,491,546
                                                                                                    -----------      -----------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands

Fiscal year ended                                                                Sept 30, 2001      Oct 1, 2000       Oct 3, 1999
-----------------                                                                -------------      -----------       -----------
OPERATING ACTIVITIES:
Net earnings                                                                       $ 181,210         $  94,564         $ 101,693
Adjustments to reconcile net earnings to net cash provided
 by operating activities:
       Depreciation and amortization                                                 177,087           142,171           107,512
       Internet-related investment losses                                              2,940            58,792                --
       Provision for losses on asset disposals                                        11,044             5,753             2,456
       Deferred income taxes, net                                                     (6,068)          (18,252)              794
       Equity in income of investees                                                 (15,713)          (15,139)           (2,318)
       Tax benefit from exercise of nonqualified stock options                        30,899            31,131            18,621
       Cash provided/(used) by changes in operating assets and liabilities:
             Net purchases of trading securities                                      (4,032)           (1,414)               --
             Accounts receivable                                                     (17,177)          (25,013)            3,838
             Inventories                                                             (19,704)          (19,495)          (36,405)
             Prepaid expenses and other current assets                               (10,919)             (700)           (7,552)
             Accounts payable                                                         54,117            15,561             4,711
             Accrued compensation and related costs                                   12,098            30,962             7,586
             Accrued occupancy costs                                                   6,797             6,007             5,517
             Accrued taxes                                                            34,548             5,026            12,429
             Minority interest                                                         1,346             3,126               400
             Deferred revenue                                                          2,626             6,836               (53)
             Other accrued expenses                                                   19,727             1,880            10,366
                                                                                   ---------         ---------         ---------
Net cash provided by operating activities                                            460,826           321,796           229,595

INVESTING ACTIVITIES:
Purchase of available-for-sale securities                                           (184,187)         (118,501)         (122,800)
Maturity of available-for-sale securities                                             93,500            58,750            85,053
Sale of available-for-sale securities                                                 46,931            49,238             3,633
Purchase of businesses, net of cash acquired                                              --           (13,522)          (15,662)
Net investments in joint ventures                                                    (12,636)           (8,473)          (10,466)
Purchases of other investments                                                          (238)          (35,457)          (20,314)
Distributions from joint ventures                                                     16,863            14,279             8,983
Additions to property, plant and equipment                                          (384,215)         (316,450)         (257,854)
Additions to other assets                                                             (9,071)           (6,318)           (6,866)
                                                                                   ---------         ---------         ---------
Net cash used by investing activities                                               (433,053)         (376,454)         (336,293)

FINANCING ACTIVITIES:
Increase/(decrease) in cash provided by checks drawn in excess of bank balances        5,655            (7,479)           29,512
Proceeds from sale of common stock under employee stock purchase plan                 12,977            10,258             9,386
Proceeds from exercise of stock options                                               46,662            58,463            33,799
Principal payments on long-term debt                                                    (685)           (1,889)           (1,189)
Repurchase of common stock                                                           (49,788)               --                --
                                                                                   ---------         ---------         ---------
Net cash provided by financing activities                                             14,821            59,353            71,508
Effect of exchange rate changes on cash and cash equivalents                            (174)             (297)              (54)
                                                                                   ---------         ---------         ---------
Net increase/(decrease) in cash and cash equivalents                                  42,420             4,398           (35,244)

CASH AND CASH EQUIVALENTS:
Beginning of year                                                                     70,817            66,419           101,663
                                                                                   ---------         ---------         ---------
End of year                                                                        $ 113,237         $  70,817         $  66,419
                                                                                   ---------         ---------         ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
       Interest                                                                    $     432         $     411         $     442
       Income taxes                                                                   47,690            51,856            35,366
                                                                                   ---------         ---------         ---------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
In thousands, except share data

                                                                                                ACCUMULATED
                                                  COMMON STOCK       ADDITIONAL                    OTHER
                                              ---------------------   PAID-IN      RETAINED    COMPREHENSIVE
                                                 SHARES     AMOUNT    CAPITAL      EARNINGS     INCOME/(LOSS)      TOTAL
                                              ------------  -------  ----------    --------    --------------   -----------
Balance, September 27, 1998                    358,533,912   $ 358   $ 588,856     $212,246       $ (7,163)     $   794,297

  Net earnings                                          --      --          --      101,693             --          101,693
  Unrealized holding gains, net                         --      --          --           --            683              683
  Translation adjustment                                --      --          --           --          2,534            2,534
                                                                                                                -----------
  Comprehensive income                                                                                              104,910
                                                                                                                -----------
  Exercise of stock options,
    including tax benefit of $18,621             7,045,816       7      52,413           --             --           52,420
  Sale of common stock                             984,462       1       9,385           --             --            9,386
                                              ------------   -----   ---------     --------       --------      -----------
Balance, October 3, 1999                       366,564,190     366     650,654      313,939         (3,946)         961,013

  Net earnings                                          --      --          --       94,564             --           94,564
  Unrealized holding losses, net                        --      --          --           --           (163)            (163)
  Translation adjustment                                --      --          --           --         (6,867)          (6,867)
                                                                                                                -----------
  Comprehensive income                                                                                               87,534
                                                                                                                -----------
  Exercise of stock options,
    including tax benefit of $31,131             8,943,570       9      89,585           --             --           89,594
  Sale of common stock                             807,542       1      10,257           --             --           10,258
                                              ------------   -----   ---------     --------       --------      -----------
Balance, October 1, 2000                       376,315,302     376     750,496      408,503        (10,976)       1,148,399

  Net earnings                                          --      --          --      181,210             --          181,210
  Unrealized holding gains, net                         --      --          --           --          2,087            2,087
  Translation adjustment                                --      --          --           --          3,481            3,481
                                                                                                                -----------
  Comprehensive income                                                                                              186,778
                                                                                                                -----------
  Exercise of stock options,
    including tax benefit of $30,899             6,289,892       6      77,555           --             --           77,561
  Sale of common stock                             813,848       1      12,976           --             --           12,977
  Repurchase of common stock                    (3,375,000)     (3)    (49,785)          --             --          (49,788)
                                              ------------   -----   ---------     --------       --------      -----------
Balance, September 30, 2001                    380,044,042   $ 380   $ 791,242     $589,713       $ (5,408)     $ 1,375,927

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 30, 2001, October 1, 2000, and October 3, 1999

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Starbucks Corporation (together with its subsidiaries, "Starbucks" or the "Company") purchases and roasts high-quality whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, cold blended beverages, a variety of pastries and confections, coffee-related accessories and equipment, a selection of premium teas and a line of compact discs primarily through its Company-operated retail stores. In addition to sales through its Company-operated retail stores, Starbucks sells coffee and tea products through other channels of distribution including the Business Alliances business unit and other specialty operations (collectively, "Specialty Operations"). Starbucks, through its joint venture partnerships, also produces and sells bottled Frappuccino(R) coffee drink and a line of premium ice creams. The Company's objective is to establish Starbucks as the most recognized and respected brand in the world. To achieve this goal, the Company plans to continue to rapidly expand its retail operations, grow its Specialty Operations and selectively pursue other opportunities to leverage the Starbucks brand through the introduction of new products and the development of new distribution channels.

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

FISCAL YEAR-END

The Company's fiscal year ends on the Sunday closest to September 30. The fiscal years ended September 30, 2001, and October 1, 2000, each included 52 weeks. The fiscal year ended October 3, 1999, included 53 weeks.

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

SHORT-TERM INVESTMENTS

The Company's investments consist primarily of investment-grade marketable debt and equity securities as well as bond and equity mutual funds, all of which are classified as trading or available-for-sale. Trading securities are recorded at fair value with unrealized holding gains and losses included in earnings. Available-for-sale securities are recorded at fair value, and unrealized holding gains and losses are recorded, net of tax, as a separate component of accumulated other comprehensive income. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary. Realized gains and losses are accounted for on the specific identification method. Purchases and sales are recorded on a trade date basis.

OTHER INVESTMENTS

The Company has investments in privately held equity securities that are recorded at their estimated fair values.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents approximates fair value because of the short-term maturity of those instruments. The fair value of the Company's investments in marketable debt and equity securities as well as bond and equity mutual funds is based upon the quoted market price on the last business day of the fiscal year. The fair value and amortized cost of the Company's short-term investments at September 30, 2001, were $107.3 million and $107.7 million, respectively. The fair value and amortized cost of the Company's short-term investments at October 1, 2000, were $61.3 million and $61.0 million, respectively.

For equity securities of companies that are privately held, or where an observable quoted market price does not exist, the Company estimates fair value using a variety of valuation methodologies. Such methodologies include comparing the security with securities of publicly traded companies in similar lines of business, applying revenue multiples to estimated future operating results for the private company and estimating discounted cash flows for that company. For further information on investments, see Notes 4 and 8. The carrying value of long-term debt approximates fair value.

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

LONG-LIVED ASSETS

When facts and circumstances indicate that the carrying values of long-lived assets, including intangibles, may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets to projected future cash flows in addition to other quantitative and qualitative analyses. Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss by a charge against current operations. Property, plant and equipment assets are grouped at the lowest level for which there are identifiable cash flows when assessing impairment. Cash flows for retail assets are identified at the individual store level.

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

ADVERTISING

The Company expenses costs of advertising the first time the advertising campaign takes place, except for direct-to-consumer advertising, which is capitalized and amortized over its expected period of future benefit, generally six to twelve months. Net capitalized direct-to-consumer advertising costs were $0.9 million and $0.2 million as of September 30, 2001, and October 1, 2000, respectively, and are included in "Prepaid expenses and other current assets" on the accompanying consolidated balance sheets. Total advertising expenses, recorded in "Store operating expenses" and "Other operating expenses," on the accompanying consolidated statements of earnings were $28.8 million, $32.6 million and $38.4 million in 2001, 2000 and 1999, respectively.

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

STOCK SPLIT

On April 27, 2001, the Company effected a two-for-one stock split of its $0.001 par value common stock for holders of record on March 30, 2001. All applicable share and per-share data in these consolidated financial statements have been restated to give effect to this stock split.

EARNINGS PER SHARE

The computation of basic earnings per share is based on the weighted average number of shares and common stock units outstanding during the period. The computation of diluted earnings per share includes the dilutive effect of common stock equivalents consisting of certain shares subject to stock options.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2000, the Emerging Issues Task Force ("EITF") reached a consensus regarding Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires any shipping and handling costs billed to customers in a sale transaction to be classified as revenue. The Company adopted Issue No. 00-10 on October 2, 2000, and restated all prior period disclosures. Issue No. 00-10 did not have a material impact on the Company's consolidated financial statements.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001, and eliminates the pooling-of-interests method. SFAS No. 142 requires, among other things, the use of a nonamortization approach for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into earnings, but instead will be reviewed for impairment at least annually. The Company will adopt SFAS No. 142 effective September 30, 2002. The Company's management has not yet determined the impact of adoption on its consolidated financial position and results of operations. As of September 30, 2001, the Company had goodwill and other intangible assets, net of accumulated amortization, of $21.8 million and $7.7 million, respectively, which would be subject to the transitional assessment provisions of SFAS No. 142. Amortization expense related to goodwill and other intangible assets was $3.0 million for the fiscal year ended September 30, 2001.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company will adopt SFAS No. 143 effective September 30, 2002, and does not expect it to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 but sets forth new criteria for asset classification and broadens the scope of qualifying discontinued operations. The Company will adopt SFAS No. 144 as of September 30, 2002. The Company's management has not yet determined the impact of adoption on its consolidated financial position and results of operations.

In September 2001, the EITF reached a consensus regarding Issue No. 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11, 2001," which requires that losses and other costs incurred as a result of the September 11, 2001, events be classified as part of income from continuing operations in the statement of operations. Additionally, certain disclosures are required in all periods affected. As a result of the events of September 11, 2001, the Company closed its North American Company-operated retail stores and other North American facilities for the remainder of that day. None of the Company's employees were injured, and the Company did not sustain significant property loss or incur significant costs as a result of the attacks. However, the aftermath of these events, together with the slowing economy, have had a moderately negative impact on the Company's Specialty Operations, which derives approximately 9.0% of its revenue from the travel and hospitality industries. At this time, management believes that the events of September 11, 2001, will not have a material impact on the Company's financial position, results of operations or cash flows in fiscal 2002.

RECLASSIFICATIONS

Certain reclassifications of prior years' balances have been made to conform to the fiscal 2001 presentation.

NOTE 2: BUSINESS COMBINATIONS

During fiscal 2000, Starbucks acquired the outstanding stock of Tympanum, Inc. (d/b/a "Hear Music"), a music retailer, and of Coffee Partners Co. Ltd., the company licensed to operate Starbucks stores in Thailand. The combined purchase price for these two acquisitions was $14.1 million. During fiscal 1999, Starbucks acquired the net assets of Tazo, L.L.C., a Portland, Oregon-based tea company that produces premium tea products, and Pasqua Inc., a San Francisco, California-based roaster and retailer of specialty coffee. The combined purchase price for these two acquisitions was $16.5 million. All of the above acquisitions were accounted for under the purchase method of accounting. Results of operations of the acquired companies are included on the accompanying consolidated financial statements from the dates of acquisition.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following (in thousands):

                                                             Sept 30, 2001     Oct 1, 2000
                                                             -------------     -----------
Operating funds and interest-bearing deposits                   $ 51,164         $35,521
Commercial paper                                                   1,698             998
Money market funds                                                60,375          34,298
                                                                --------         -------
Total                                                           $113,237         $70,817

NOTE 4: SHORT-TERM INVESTMENTS

The Company's investments consist of the following (in thousands):

                                                                                            GROSS          GROSS
                                                                                          UNREALIZED     UNREALIZED
                                                                   FAIR      AMORTIZED     HOLDING        HOLDING
September 30, 2001:                                               VALUE         COST        GAINS          LOSSES
                                                                 --------    ---------    ----------     ----------
Short-term investments -- available-for-sale securities:
  U.S. Government obligations                                    $  2,017     $  1,999      $   18         $  --
  Mutual funds                                                     99,332       98,000       1,332            --
  Marketable equity securities                                         50          250          --          (200)
                                                                 --------     --------      ------         -----
Total                                                            $101,399     $100,249      $1,350         $(200)
Short-term investments -- trading securities                        5,913
                                                                 --------
Total short-term investments                                     $107,312

                                                                                              GROSS        GROSS
                                                                                            UNREALIZED   UNREALIZED
                                                                    FAIR      AMORTIZED      HOLDING      HOLDING
October 1, 2000:                                                   VALUE        COST          GAINS        LOSSES
                                                                  --------    ---------    ----------    -----------
Short-term investments -- available-for-sale securities:
  U.S. Government obligations                                     $10,990      $10,996          $3          $ (9)
  Commercial paper                                                 45,356       45,373           1           (18)
  Marketable equity securities                                      1,227        1,227           -            --
                                                                  -------      -------          --          ----
Total                                                             $57,573      $57,596          $4          $(27)

Short-term investments -- trading securities                        3,763
                                                                  -------
Total short-term investments                                      $61,336

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

In fiscal 2001, 2000 and 1999, proceeds from the sale of investment securities were $46.9 million, $49.2 million and $3.6 million, respectively. Gross realized gains and losses from the sale of securities were not material in 2001, 2000 and 1999.

During fiscal 2001 and 2000, the Company recognized losses of $0.9 million and $6.8 million, respectively, on its investment in the common stock of Liveworld, Inc. (previously known as Talk City, Inc.), due to impairments that were determined by management to be other than temporary. The remaining fair value of the investment was $50 thousand as of September 30, 2001, and $1.2 million as of October 1, 2000.

Trading securities are classified as short-term investments. The trading securities are comprised mainly of marketable equity mutual funds designated to approximate the Company's liability under the Management Deferred Compensation Plan. The corresponding deferred compensation liability of $6.0 million in fiscal 2001 and $3.8 million in fiscal 2000 is included in "Accrued compensation and related costs" on the accompanying consolidated balance sheets. In fiscal 2001 and fiscal 2000, the change in net unrealized holding gains or (losses) in the trading portfolio included in earnings were ($1.9) million and $0.3 million, respectively. Gross gains included in earnings associated with the transfer of securities from the available-for-sale category to the trading category were $0.5 million in fiscal 2000.

NOTE 5: DERIVATIVE FINANCIAL INSTRUMENTS

The Company manages its exposure to foreign currency risk within the consolidated financial statements according to a hedging policy. Under the policy, the Company may engage in transactions involving various derivative instruments with maturities generally not longer than five years, to hedge assets, liabilities, revenues and purchases denominated in foreign currencies.

On October 2, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, which requires that all derivatives be recorded on the balance sheet at fair value. The accounting for changes in the fair value of derivative instruments depends on the intended use and resulting designation. The Company designates its derivatives based upon the criteria established by SFAS No. 133. For a derivative designated as a fair value hedge, the gain or loss generated from the change in fair value is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income ("OCI") and subsequently reclassified into earnings when the hedged exposure affects earnings. For a derivative designated as a net investment hedge, the effective portion of the derivative's gain or loss is reported as a component of the foreign currency translation adjustment, a component of OCI. The ineffective portions of all derivatives are recognized immediately into earnings. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change. The Company classifies the cash flows from hedging transactions in the same category as the cash flows from the respective hedged items. The adoption of SFAS No. 133 did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

During the 52-week period ended September 30, 2001, the Company entered into forward foreign exchange contracts that qualify as cash flow hedges under SFAS No. 133 to hedge a portion of anticipated foreign currency denominated revenue. In accordance with SFAS No. 133, cash flow hedges related to anticipated transactions are designated and documented at the inception of each hedge by matching the terms of the contract to the underlying transaction. Once established, cash flow hedges are generally not removed until maturity. The Company also entered into a forward foreign exchange contract that qualifies as a hedge of a net investment in a foreign operation. These contracts expire within 14 months and are intended to minimize certain foreign currency exposures that can be confidently identified and quantified.

Forward contract effectiveness for cash flow hedges is calculated by comparing the fair value of the contract to the change in value of the anticipated transaction using forward rates on a monthly basis. Any ineffectiveness is recognized immediately in "Interest and other income, net" on the accompanying consolidated statement of earnings. There was no ineffectiveness related to cash flow hedges for the 52-week period ended September 30, 2001. For net investment hedges, the spot-to-spot method is used by the Company to calculate effectiveness. As a result of using this method, net gains of $1.4 million were recognized in earnings during the 52-week period ended September 30, 2001.

The Company had accumulated derivative gains of $1.3 million, net of taxes, in OCI as of September 30, 2001, related to cash flow and net investment hedges. Of this amount, $1.2 million is expected to be reclassified into earnings within 12 months.

NOTE 6: INVENTORIES

Inventories consist of the following (in thousands):


                                                      Sept 30, 2001     Oct 1, 2000
                                                      -------------     -----------
Coffee:
  Unroasted                                              $ 98,557         $ 90,807
  Roasted                                                  33,958           27,880
Other merchandise held for sale                            63,458           59,420
Packaging and other supplies                               25,280           23,549
                                                         --------         --------
Total                                                    $221,253         $201,656

As of September 30, 2001, the Company had fixed-price inventory purchase commitments for green coffee totaling approximately $283.8 million. The Company believes, based on relationships established with its suppliers in the past, that the risk of non-delivery on such purchase commitments is low.

NOTE 7: JOINT VENTURES

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

The Company is a partner in several other joint ventures that operate licensed Starbucks retail stores, including Starbucks Coffee Japan, Ltd., a 50/50 joint venture partnership with Japanese retailer and restauranteur SAZABY Inc. to develop Starbucks retail stores in Japan (See Note 17), and Starbucks Coffee Korea Co., Ltd., a 50/50 joint venture partnership with Shinsegae Department Store Co., Ltd., to develop retail stores in the Republic of Korea. The Company also has interests in joint ventures to develop Starbucks retail stores in Hawaii, Taiwan, Shanghai, Hong Kong, Austria, Switzerland and Israel.

The Company accounts for these investments using the equity method when Starbucks is deemed to have significant influence over the investee but is not the controlling or managing partner; otherwise, the investment is accounted for using the cost method. The Company's share of income and losses for equity method joint ventures is included in "Joint venture income" on the accompanying consolidated statements of earnings. This line includes both the Company's proportionate share of gross margin resulting from coffee and other product sales to the joint ventures and royalty and license fee revenues.

The Company's investments in these joint ventures are as follows (in thousands):

                                                   EQUITY         COST
                                                   METHOD        METHOD
                                                   JOINT         JOINT
                                                  VENTURES      VENTURES      TOTAL
                                                  --------      --------     --------
Balance, September 27, 1998                       $ 38,558       $  359      $ 38,917
  Allocated share of income                          2,318           --         2,318
  Distributions from joint ventures                 (8,983)          --        (8,983)
  Capital contributions                             10,466           --        10,466
                                                  --------       ------      --------
Balance, October 3, 1999                          $ 42,359       $  359      $ 42,718
  Allocated share of income                         15,139           --        15,139
  Distributions from joint ventures                (14,279)          --       (14,279)
  Capital contributions                              8,049          424         8,473
                                                  --------       ------      --------
Balance, October 1, 2000                          $ 51,268       $  783      $ 52,051
  Allocated share of income                         15,630           --        15,630
  Distributions from joint ventures                (16,863)          --       (16,863)
  Capital contributions                              7,723        2,335        10,058
                                                  --------       ------      --------
Balance, September 30, 2001                       $ 57,758       $3,118      $ 60,876

The Company has a consolidated joint venture with Starbucks Coffee Company (Australia) Pty Ltd. to develop retail stores in Australia. In addition, the Company has a consolidated joint venture, Urban Coffee Opportunities LLC, with Johnson Development Corporation to develop retail stores in underserved urban communities.

NOTE 8: OTHER INVESTMENTS

In fiscal 1999, the Company invested $20.3 million in living.com Inc. ("living.com"), an online furniture retailer, and $10.0 million in Cooking.com, Inc. ("Cooking.com"), a privately held Web-based retailer of cookware, accessories and specialty foods and provider of information about cooking.

During fiscal 2000, the Company invested $25.0 million in Kozmo.com, an Internet-to-door delivery service for food, entertainment and convenience items. Starbucks and Kozmo.com also entered into a commercial agreement to provide in-store return boxes in Starbucks stores in exchange for cash, a channel for selling the Company's products and other marketing opportunities. In connection with this agreement, Starbucks received a $15.0 million payment that was recognized as revenue on a straight-line basis over twelve months.

During fiscal 2001 and 2000, the Company determined that its investments in Internet-related companies had suffered declines in value that were other than temporary. As a result, the Company recognized a loss totaling $2.0 million to write off its remaining investment in Kozmo.com as of September 30, 2001, and recognized losses of $52.0 million to reduce its investments in living.com, Cooking.com and Kozmo.com to their aggregate fair value of $3.6 million as of October 1, 2000.

The Company had other investments recorded at their estimated aggregate fair value of $1.9 million as of September 30, 2001, and $0.2 million as of October 1, 2000.

NOTE 9: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost and consist of the following (in thousands):

                                                   Sept 30, 2001      Oct 1, 2000
                                                   -------------      -----------
Land                                                $     6,023       $     5,084
Building                                                 19,795            19,795
Leasehold improvements                                  960,732           754,132
Roasting and store equipment                            421,150           354,806
Furniture, fixtures and other                           239,900           181,702
                                                    -----------       -----------
                                                      1,647,600         1,315,519
Less accumulated depreciation and amortization         (605,247)         (446,403)
                                                    -----------       -----------
                                                      1,042,353           869,116
Work in progress                                         93,431            61,643
                                                    -----------       -----------
Property, plant and equipment, net                  $ 1,135,784       $   930,759

NOTE 10: LONG-TERM DEBT

In September 1999, the Company purchased the land and building comprising its York County, Pennsylvania roasting plant and distribution facility. The total purchase price was $12.9 million. In connection with this purchase, the Company assumed loans totaling $7.7 million from the York County Industrial Development Corporation. The remaining maturities of these loans range from 8 to 9 years, with interest rates from 0.0% to 2.0%.

Scheduled principal payments on long-term debt are as follows (in thousands):


Fiscal year ending
------------------
2002                                                                      $  697
2003                                                                         710
2004                                                                         722
2005                                                                         735
2006                                                                         748
Thereafter                                                                 2,871
                                                                          ------
Total principal payments                                                  $6,483

NOTE 11: LEASES

The Company leases retail stores, roasting and distribution facilities and office space under operating leases expiring through 2025. Most lease agreements contain renewal options and rent escalation clauses. Certain leases provide for contingent rentals based upon gross sales.

Rental expense under these lease agreements was as follows (in thousands):


Fiscal year ended                     Sept 30, 2001    Oct 1, 2000      Oct 3, 1999
-----------------                     -------------    -----------      -----------
Minimum rentals                          $166,543        $127,149        $95,613
Contingent rentals                          4,018           3,743          1,581
                                         --------        --------        -------
Total                                    $170,561        $130,892        $97,194

Minimum future rental payments under non-cancelable lease obligations as of September 30, 2001 are as follows (in thousands):

Fiscal year ending
------------------
2002                                                                    $  185,709
2003                                                                       185,666
2004                                                                       179,957
2005                                                                       169,427
2006                                                                       159,333
Thereafter                                                                 774,560
                                                                        ----------
Total minimum lease payments                                            $1,654,652

NOTE 12: SHAREHOLDERS' EQUITY

On December 15, 2000, the Company amended and restated its Articles of Incorporation to, among other things, change the par value of the Company's common stock and preferred stock from no par value per share to $0.001 par value per share.

In addition to 600.0 million shares of authorized common stock, the Company has authorized 7.5 million shares of preferred stock, none of which was outstanding at September 30, 2001.

On September 16, 2001, the Board of Directors authorized a share repurchase program to acquire up to $60.0 million of the Company's outstanding common stock on the open market. As of September 30, 2001, the Company repurchased 3.4 million shares at a cost of $49.8 million.

COMPREHENSIVE INCOME

Comprehensive income includes all changes in equity during the period, except those resulting from transactions with shareholders of the Company. It has two components: net earnings and other comprehensive income. Accumulated other comprehensive loss reported on the Company's consolidated balance sheets consists of foreign currency translation adjustments and the unrealized gains and losses, net of applicable taxes, on available-for-sale securities and on derivative instruments designated and qualifying as cash flow and net investment hedges. Comprehensive income, net of related tax effects, is as follows (in thousands):

Fiscal year ended                                                 Sept 30, 2001    Oct 1, 2000      Oct 3, 1999
-----------------                                                 -------------    -----------      -----------
Net earnings                                                         $181,210        $ 94,564         $101,693
   Unrealized holding gains/(losses) on available-for-sale
     investments, net of tax benefit/(provision) of ($434),
     $52 and ($155) in 2001, 2000 and 1999, respectively                  738             (85)             252
   Unrealized holding gains on cash flow hedges, net of
     tax provision of $683                                              1,163              --               --
   Unrealized holding gains on net investment hedge, net of
     tax provision of $109                                                186              --               --
   Reclassification adjustment for (gains)/losses realized in net income, net of tax (benefit)/provision of $0, ($48)
     and $270 in 2001, 2000 and 1999, respectively                         --             (78)             431
                                                                     --------        --------         --------
   Net unrealized gain/(loss)                                           2,087            (163)             683
   Translation adjustment                                               3,481          (6,867)           2,534
                                                                     --------        --------         --------
Total comprehensive income                                           $186,778        $ 87,534         $104,910

NOTE 13: EMPLOYEE STOCK AND BENEFIT PLANS

STOCK OPTION PLANS

The Company maintains several stock option plans under which the Company may grant incentive stock options and non-qualified stock options to employees, consultants and non-employee directors. Stock options have been granted at prices at or above the fair market value on the date of grant. Options vest and expire according to terms established at the grant date.

The following summarizes all stock option transactions from September 27, 1998, through September 30, 2001:

                                                              WEIGHTED                   WEIGHTED
                                                              AVERAGE      SHARES        AVERAGE
                                              SHARES          EXERCISE    SUBJECT TO     EXERCISE
                                            SUBJECT TO         PRICE     EXERCISABLE      PRICE
                                              OPTIONS        PER SHARE     OPTIONS      PER SHARE
                                            -----------      ---------   -----------    ---------
Outstanding, September 27, 1998              39,006,796        $ 6.55     15,121,612       $4.24
       Granted                               16,103,996         11.48
       Exercised                             (7,045,816)         4.76
       Cancelled                             (2,923,874)         9.50
                                            -----------

Outstanding, October 3, 1999                 45,141,102          8.42     24,161,650        6.78
       Granted                                9,410,330         12.42
       Exercised                             (8,943,570)         6.54
       Cancelled                             (3,718,136)        10.71
                                            -----------
Outstanding, October 1, 2000                 41,889,726          9.55     20,330,740        7.82
       Granted                                9,907,292         20.48
       Exercised                             (6,289,892)         7.45
       Cancelled                             (2,496,195)        14.22
                                            -----------
Outstanding, September 30, 2001              43,010,931        $12.13     24,407,135       $9.16

As of September 30, 2001, there were 42,117,872 shares of common stock available for issuance pursuant to future stock option grants.

Additional information regarding options outstanding as of September 30, 2001, is as follows:

                               OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                     --------------------------------------    --------------------
                                     WEIGHTED
                                     AVERAGE       WEIGHTED                WEIGHTED
                                    REMAINING       AVERAGE                 AVERAGE
      RANGE OF                     CONTRACTUAL     EXERCISE                EXERCISE
  EXERCISE PRICES      SHARES      LIFE (YEARS)      PRICE       SHARES      PRICE
  ---------------   -----------   -------------    --------   -----------  --------
   $0.56    $9.00     9,421,471        4.33         $6.14       9,068,671    $6.05
    9.02    10.73    13,857,603        6.59         10.04      11,472,327    10.04
   11.00    13.13     8,822,805        7.96         12.00       2,953,491    12.15
   13.28    19.63     2,180,434        8.43         17.77         529,312    17.59
   19.91    24.63     8,728,618        9.06         20.62         383,334    22.20
                     ----------                                ----------
   $0.56   $24.63    43,010,931        6.97        $12.13      24,407,135    $9.16

EMPLOYEE STOCK PURCHASE PLAN

The Company has an employee stock purchase plan which provides that eligible employees may contribute up to 10% of their base earnings towards the quarterly purchase of the Company's common stock. The employee's purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the quarterly offering period. Employees may purchase shares having a fair market value of up to $25,000 (measured as of the first day of the quarterly offering period for each calendar year). No compensation expense is recorded in connection with the plan. The total number of shares issuable under the plan is 16,000,000. There were 813,635 shares issued under the plan during fiscal 2001 at prices ranging from $12.70 to $18.28. There were 807,542 shares issued under the plan during fiscal 2000 at prices ranging from

$10.19 to $16.36. There were 984,462 shares issued under the plan during fiscal 1999 at prices ranging from $7.03 to $12.59. Of the 24,030 employees eligible to participate, 8,577 were participants in the plan as of September 30, 2001.

DEFERRED STOCK PLAN

The Company has a Deferred Stock Plan for certain key employees that enables participants in the plan to defer receipt of ownership of common shares from the exercise of non-qualified stock options. The minimum deferral period is five years. As of September 30, 2001, receipt of 1,697,100 shares was deferred under the terms of this plan. The rights to receive these shares, represented by common stock units, are included in the calculation of basic and diluted earnings per share as common stock equivalents.

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

                                     EMPLOYEE STOCK OPTIONS                         EMPLOYEE STOCK PURCHASE PLAN
                           --------------------------------------------    -----------------------------------------------
                               2001           2000            1999             2001             2000             1999
                           -------------   ------------    ------------    -------------     ------------     ------------
Expected life (years)          2 - 5          2 - 6          1.5 - 6           0.25             0.25             0.25
Expected volatility             57%            55%             50%            41 - 49%         42 - 82%         44 - 66%
Risk-free interest rate     2.37 - 5.90%   5.65 - 6.87%    4.60 - 6.21%     2.35 - 4.68%     5.97 - 6.40%     4.26 - 5.63%
Expected dividend yield        0.00%          0.00%           0.00%            0.00%            0.00%            0.00%

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

As required by SFAS No. 123, the Company has determined that the weighted average estimated fair values of options granted during fiscal 2001, 2000 and 1999 were $8.98, $5.37 and $4.43 per share, respectively. Had compensation costs for the Company's stock-based compensation plans been accounted for using the fair value method of accounting described by SFAS No. 123, the Company's net earnings and earnings per share would have been as follows (in thousands, except earnings per share):

                                                                 PRO FORMA
                                                                UNDER SFAS
FISCAL YEAR ENDED                              AS REPORTED       NO. 123
-----------------                              -----------      ----------
September 30, 2001:
   Net earnings                                  $181,210        $140,675
   Net earnings per common share:
     Basic                                       $   0.48        $   0.37
     Diluted                                     $   0.46        $   0.36
October 1, 2000:
   Net earnings                                  $ 94,564        $ 66,241
   Net earnings per common share:
     Basic                                       $   0.25        $   0.18
     Diluted                                     $   0.24        $   0.17
 October 3, 1999:
   Net earnings                                  $101,693        $ 75,326
   Net earnings per common share:
     Basic                                       $   0.28        $   0.21
     Diluted                                     $   0.27        $   0.20

In applying SFAS No. 123, the impact of outstanding stock options granted prior to 1996 has been excluded from the pro forma calculations; accordingly, the 2000 and 1999 pro forma adjustments are not necessarily indicative of future period pro forma adjustments.

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

The Company's matching contributions to the plans were approximately $1.6 million, $1.1 million and $0.9 million for fiscal 2001, 2000 and 1999, respectively.

NOTE 14: INCOME TAXES

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

Fiscal year ended                                Sept 30, 2001      Oct 1, 2000       Oct 3, 1999
-----------------                                -------------      -----------       -----------
Statutory rate                                        35.0%             35.0%             35.0%
State income taxes, net of federal
       income tax benefit                              3.8               3.7               3.7
Valuation allowance change from prior year             0.9               3.5                --
Other, net                                            (2.4)             (1.1)             (0.7)
                                                      ----              ----              ----
Effective tax rate                                    37.3%             41.1%             38.0%

The provision for income taxes consists of the following (in thousands):

Fiscal year ended                             Sept 30, 2001    Oct 1, 2000    Oct 3, 1999
-----------------                             -------------    -----------    -----------
Currently payable:
  Federal                                         $94,948        $71,758        $52,207
  State                                            17,656         12,500          9,332
Deferred (asset)/liability, net                    (4,892)       (18,252)           794
                                                 --------        -------        -------
Total                                            $107,712        $66,006        $62,333

Deferred income taxes or (tax benefits) reflect the tax effect of temporary differences between the amounts of assets and liabilities for financial reporting purposes and amounts as measured for tax purposes. The Company will establish a valuation allowance if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. As a result of losses from investments in majority owned foreign subsidiaries and Internet-related companies, the Company established valuation allowances of $3.0 million and $5.7 million for the fiscal years ended September 30, 2001, and October 1, 2000, respectively. The tax effect of temporary differences and carryforwards that cause significant portions of deferred tax assets and liabilities is as follows (in thousands):


                                                          Sept 30, 2001      Oct 1, 2000
                                                          -------------      -----------
Deferred tax assets:
  Loss on investments                                        $ 23,666          $ 22,635
  Accrued rent                                                 12,317            10,321
  Accrued compensation and related costs                        9,898             9,212
  Other accrued expenses                                        7,245             5,957
  Other                                                        13,382            10,313
                                                             --------          --------
  Total                                                        66,508            58,438
  Valuation allowance                                          (8,704)           (5,659)
                                                             --------          --------
Total deferred tax asset, net of valuation allowance           57,804            52,779
Deferred tax liabilities:
  Depreciation                                                (39,466)          (36,249)
  Investments in joint ventures                                (4,614)           (4,616)
  Other                                                          (988)           (4,020)
                                                             --------          --------
  Total                                                       (45,068)          (44,885)

Net deferred tax asset/(liability)                           $ 12,736          $  7,894

Taxes currently payable of $50.3 million and $17.9 million are included in "Accrued taxes" on the accompanying consolidated balance sheets as of September 30, 2001, and October 1, 2000, respectively.

NOTE 15: EARNINGS PER SHARE

The following table represents the calculation of net earnings per common share -- basic (in thousands, except earnings per share):


Fiscal year ended                          Sept 30, 2001     Oct 1, 2000      Oct 3, 1999
-----------------                          -------------     -----------      -----------
Net earnings                                  $181,210         $ 94,564         $101,693
  Weighted average common shares and
    common stock units outstanding             380,566          371,191          363,683
                                              --------         --------         --------
Net earnings per common share - basic         $   0.48         $   0.25         $   0.28

The following table represents the calculation of net earnings per common and common equivalent share -- diluted (in thousands, except earnings per share):


  Fiscal year ended                          Sept 30, 2001     Oct 1, 2000      Oct 3, 1999
  -----------------                          -------------     -----------      -----------
  Net earnings                                  $181,210         $ 94,564         $101,693
    Weighted average common shares and
      common stock units outstanding             380,566          371,191          363,683
    Dilutive effect of outstanding common
      stock options                               13,783           14,808           13,379
                                                --------         --------         --------
    Weighted average common and common
      equivalent shares outstanding              394,349          385,999          377,062
                                                --------         --------         --------
  Net earnings per common and common
      equivalent share - diluted                $   0.46         $   0.24         $   0.27

Options with exercise prices greater than the average market price were not included in the computation of diluted earnings per share. These options totaled
0.9 million, 0.3 million and 0.6 million for fiscal 2001, 2000 and 1999, respectively.

NOTE 16: COMMITMENTS AND CONTINGENCIES

In connection with various bank loans entered into by Starbucks Coffee Japan, Ltd., the Company has guaranteed $13.6 million of the outstanding debt in the event of default by Starbucks Coffee Japan, Ltd.

On June 20, 2001, and July 2, 2001, two purported class action lawsuits against the Company entitled James Carr, et.al. v. Starbucks Corporation and Olivia Shields, et.al. v. Starbucks Corporation were filed in the Superior Courts of California, Alameda and Los Angeles Counties, respectively. Each lawsuit subsequently was removed to the United States District Court, Northern District of California and Central District of California, respectively. Each of the lawsuits was filed by two plaintiffs who are current or former store managers and assistant store managers on behalf of themselves and other similarly situated store managers, assistant store managers and retail management trainees. The lawsuits allege that the Company improperly classified such employees as exempt under California's wage and hour laws and seek damages, restitution, reclassification and attorneys fees and costs. Starbucks is vigorously investigating and defending this litigation and is also pursuing alternative dispute resolution possibilities with the plaintiffs. Because the cases are in the very early stages, the financial impact to the Company, if any, cannot be predicted.

In addition to the California lawsuits described above, the Company is party to various legal proceedings arising in the ordinary course of its business, but it is not currently a party to any legal proceeding that management believes would have a material adverse effect on the financial position or results of operations of the Company.

NOTE 17: SUBSEQUENT EVENTS

On October 10, 2001, the Company sold 30,000 of its existing shares of Starbucks Coffee Japan, Ltd. ("Starbucks Japan") at approximately $495.00 per share, net of related costs. In connection with this sale, the Company received cash proceeds of $15 million. The Company's ownership interest in Starbucks Japan was reduced from 50.0% to 47.5% following the sale of the aforementioned shares. The Company recorded a gain from this sale of $13 million.

Also on October 10, 2001, Starbucks Japan issued and sold 220,000 shares of common stock at approximately $495.00 per share, net of related costs, in an initial public offering in Japan. In connection with this offering, the Company's ownership interest in Starbucks Japan was reduced from 47.5% to 40.1%. The Company recorded a credit to shareholders' equity of $39 million, reflecting the increase in value of its share of the net assets of Starbucks Japan related to the stock offering.

NOTE 18: SEGMENT REPORTING

The Company is organized into a number of business units which correspond to the Company's operating segments.

The Company's North American retail business unit sells coffee and other beverages, whole bean coffees, complementary food, hardware and merchandise through Company-operated retail stores in the United States and Canada.

At the beginning of fiscal 2001, the Company combined its foodservice and domestic retail store licensing operations to form the Business Alliances business unit. As a result of this internal reorganization and the manner in which the operations of foodservice and domestic retail store licensing are measured and evaluated as one combined business unit, the Company's management determined that separate segment reporting of Business Alliances is appropriate under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." All prior period disclosures are restated as if Business Alliances had always been a separately reported segment.

The Company operates through several other business units, each of which is managed and evaluated independently. These operations include international retail store licensing agreements, grocery channel licensing agreements, warehouse club accounts, direct-to-consumer marketing channels, joint ventures, international Company-operated retail stores and other initiatives related to the Company's core businesses.

Revenues from these segments include both sales to unaffiliated customers and sales between segments, which are accounted for on a basis consistent with sales to unaffiliated customers. Intersegment revenues, consisting primarily of product sales to subsidiaries and equity method investees, and other intersegment transactions have been eliminated on the accompanying consolidated financial statements.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1. Operating income represents earnings before "Interest and other income, net," "Internet-related investment losses" and "Income taxes." No allocations of overhead, interest or income taxes are made to the segments. Identifiable assets by segment are those assets used in the Company's operations in each segment. General corporate assets include cash and investments, unallocated assets of the corporate headquarters and roasting facilities, deferred taxes and certain intangibles. Management evaluates performance of the segments based on direct product sales and operating costs.

The tables below present information by operating segment (in thousands):

Fiscal year ended                              Sept 30, 2001     Oct 1, 2000     Oct 3, 1999
-----------------                              -------------     -----------     -----------
REVENUES:
North American retail                           $ 2,086,354      $ 1,734,929     $ 1,375,018
Business Alliances                                  193,574          160,812         126,888
All other business units                            419,843          305,080         200,399
Intersegment revenues                               (50,791)         (23,207)        (15,477)
                                                -----------      -----------     -----------
Total revenues                                  $ 2,648,980      $ 2,177,614     $ 1,686,828

EARNINGS BEFORE INCOME TAXES:
North American retail                           $   336,434      $   249,924     $   209,338
Business Alliances                                   50,165           43,777          33,098
All other business units                             70,116           53,323          22,900
Unallocated corporate expenses                     (174,288)        (134,902)       (107,460)
Intersegment eliminations                            (1,333)             130          (1,165)
                                                -----------      -----------     -----------
Operating income                                    281,094          212,252         156,711
Interest and other income, net                       10,768            7,110           7,315
Internet-related investment losses                   (2,940)         (58,792)             --
                                                -----------      -----------     -----------
Earnings before income taxes                    $   288,922      $   160,570     $   164,026

DEPRECIATION AND AMORTIZATION:
North American retail                           $   115,061      $    94,312     $    72,252
Business Alliances                                    5,278            3,547           2,561
All other business units                             17,768           10,117           5,205
Unallocated corporate expenses                       25,394           22,256          17,779
                                                -----------      -----------     -----------
Total depreciation and amortization             $   163,501      $   130,232     $    97,797

INCOME FROM EQUITY METHOD INVESTEES:
All other business units                        $    17,556      $    15,139     $     2,318
Intersegment eliminations                            11,059            5,161             874
                                                -----------      -----------     -----------
Total income from equity method investees       $    28,615      $    20,300     $     3,192

                                                   Sept 30, 2001      Oct 1, 2000
                                                   -------------      -----------
IDENTIFIABLE ASSETS:
North American retail                                $  873,306       $  664,773
Business Alliances                                       57,578           52,596
All other business units                                217,027          111,521
General corporate assets                                703,128          662,656
                                                     ----------       ----------
Total assets                                         $1,851,039       $1,491,546

The tables below represent information by geographic area (in thousands):

                                      Sept 30, 2001     Oct 1, 2000      Oct 3, 1999
                                      -------------     -----------      -----------
REVENUES FROM EXTERNAL CUSTOMERS:
United States                           $2,301,013       $1,910,092       $1,467,410
Foreign countries                          347,967          267,522          219,418
                                        ----------       ----------       ----------
Total                                   $2,648,980       $2,177,614       $1,686,828

Revenues from foreign countries are based on the location of the customers and consist primarily of retail revenues from Canada and the United Kingdom as well as specialty revenues generated from product sales to its international licensees. No customer accounts for 10% or more of the Company's revenues.

                                                   Sept 30, 2001    Oct 1, 2000
                                                   -------------    -----------
LONG-LIVED ASSETS:
United States                                        $  977,125       $819,200
Foreign countries                                       158,659        111,559
                                                     ----------       --------
Total                                                $1,135,784       $930,759

Assets attributed to foreign countries are based on the country in which those assets are located.

NOTE 19: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal years 2001 and 2000 is as follows (in thousands, except earnings per share):

                                                FIRST      SECOND      THIRD       FOURTH
                                              --------    --------    --------    --------
2001 quarter:
   Net revenues                               $667,387    $629,288    $662,769    $689,536
   Operating income                             76,057      50,854      71,307      82,876
   Net earnings                                 48,995      32,210      46,757      53,248
   Net earnings per common share - diluted    $   0.12    $   0.08    $   0.12    $   0.14
                                              --------    --------    --------    --------
2000 quarter:
   Net revenues                               $529,332    $506,668    $557,516    $584,098
   Operating income                             54,633      35,207      54,306      68,106
   Net earnings                                 34,749      23,406      34,913       1,496
   Net earnings per common share - diluted    $   0.09    $   0.06    $   0.09    $   0.00

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


/s/ ORIN C. SMITH                        /s/ MICHAEL CASEY

ORIN C. SMITH                            MICHAEL CASEY
president and                            executive vice president,
chief executive officer                  chief financial officer and
                                         chief administrative officer

STARBUCKS CORPORATION

We have audited the accompanying consolidated balance sheets of Starbucks Corporation and subsidiaries (the Company) as of September 30, 2001, and October 1, 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Starbucks Corporation and subsidiaries as of September 30, 2001, and October 1, 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Seattle, Washington
December 4, 2001

SHAREHOLDER INFORMATION

MARKET INFORMATION AND DIVIDEND POLICY

The Company's common stock is traded on the National Market tier of The Nasdaq Stock Market, Inc. ("Nasdaq"), under the symbol "SBUX." The following table sets forth the quarterly high and low closing sale prices per share of the common stock as reported by Nasdaq for each quarter during the last two fiscal years. All prices shown reflect the two-for-one stock split effected April 27, 2001.

                                                              HIGH         LOW
                                                             ------       ------
September 30, 2001:
  Fourth Quarter                                             $22.77       $14.00
  Third Quarter                                               23.00        18.58
  Second Quarter                                              25.00        20.03
  First Quarter                                               24.94        19.16
October 1, 2000:
  Fourth Quarter                                             $21.50       $17.56
  Third Quarter                                               21.72        14.16
  Second Quarter                                              22.41        11.94
  First Quarter                                               15.06        10.78

As of December 11, 2001, the Company had 9,650 shareholders of record. The Company has never paid any dividends on its common stock. The Company presently intends to retain earnings for use in its business and, therefore, does not anticipate paying a cash dividend in the near future.

THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001, WITHOUT THE EXHIBITS THERETO, MAY BE OBTAINED WITHOUT CHARGE BY ACCESSING THE COMPANY'S FILINGS AT WWW.SEC.GOV OR BY SENDING A REQUEST TO INVESTOR RELATIONS AT THE ADDRESS, PHONE NUMBER OR EMAIL ADDRESS BELOW.

Quarterly information is available to all shareholders immediately upon its release, free of charge, via fax, by calling 1-800-239-0317 or through access on the Internet at www.businesswire.com/cnn/sbux.htm. To receive a copy by mail, please send your request to:

INVESTOR RELATIONS
Investor Relations -- M/S S-FP1
Starbucks Corporation
P.O. Box 34067
Seattle, WA 98124-1067
(206) 447-1575, ext. 87118
www.starbucks.com/aboutus/investor.asp

CORPORATE SOCIAL RESPONSIBILITY

Starbucks is committed to social responsibility. Today, with the strength of the Starbucks brand in the marketplace, the Company has an opportunity to lead by example. The Company's responsibility begins with being accountable to its stakeholders - its partners, customers, suppliers, investors, community members and others - and communicating openly about its business practices and performance. This led the Company to publish its first annual corporate social responsibility report for the 2001 fiscal year.

The Report can be viewed by visiting the Investor Relations' Internet address listed above. To receive a copy by mail, please call 1-800-STARBUC, (1-800-782-7282), or fax your request to 1-800-782-7286.