Form 10-K, Exhibit 13
period 2002-09-29
STARBUCKS CORP
filed 2002-12-20
CIK 829224

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

-----------------------------------------------------------------------------------------------------------------------------
As of and for the                              Sept 29, 2002    Sept 30, 2001   Oct 1, 2000     Oct 3, 1999     Sept 27, 1998
fiscal year ended (1)                             (52 Wks)        (52 Wks)        (52 Wks)        (53 Wks)         (52 Wks)
-----------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS DATA
Net revenues:
      Retail                                   $  2,792,904     $  2,229,594    $  1,823,607    $  1,423,389    $  1,102,574
      Specialty                                     496,004          419,386         354,007         263,439         206,128
-----------------------------------------------------------------------------------------------------------------------------
Total net revenues                                3,288,908        2,648,980       2,177,614       1,686,828       1,308,702
Merger expenses (2)                                      --               --              --              --           8,930
Operating income                                    318,725          281,094         212,252         156,711         109,216
Internet-related investment losses (3)                   --            2,940          58,792              --              --
Gain on sale of investment (4)                       13,361               --              --              --              --
Net earnings                                   $    215,073     $    181,210    $     94,564    $    101,693    $     68,372
Net earnings per common share - diluted (5)    $       0.54     $       0.46    $       0.24    $       0.27    $       0.19
Cash dividends per share                                 --               --              --              --              --
-----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                $    310,048     $    148,661    $    146,568    $    135,303    $    157,805
Total assets                                      2,292,736        1,846,519       1,491,546       1,252,514         992,755
Long-term debt (including current portion)            5,786            6,483           7,168           7,691           1,803
Shareholders' equity                              1,726,638        1,375,927       1,148,399         961,013         794,297
-----------------------------------------------------------------------------------------------------------------------------
STORE OPERATING DATA
Percentage change in comparable store
sales (6)
      North America                                      7%               5%              9%              6%              5%
      International                                    (3)%               2%             23%             20%             28%
      Consolidated                                       6%               5%              9%              6%              5%

Systemwide retail store sales (7)              $  3,796,000     $  2,950,000    $  2,250,000    $  1,633,000    $  1,190,000
Systemwide stores opened during the year: (8)
      Continental North America
           Company-operated stores                      525              525             408             416             352
           Licensed stores                              269              279             351              46              39
      International
           Company-operated stores                       89              122              76              31              35
           Licensed stores                              294              282             168             119              48
-----------------------------------------------------------------------------------------------------------------------------
      Total                                           1,177            1,208           1,003             612             474
-----------------------------------------------------------------------------------------------------------------------------
Systemwide stores open at year end:
      Continental North America
           Company-operated stores                    3,496            2,971           2,446           2,038           1,622
           Licensed stores                            1,078              809             530             179             133
      International
           Company-operated stores                      384              295             173              97              66
           Licensed stores                              928              634             352             184              65
-----------------------------------------------------------------------------------------------------------------------------
      Total                                           5,886            4,709           3,501           2,498           1,886
-----------------------------------------------------------------------------------------------------------------------------

(1) The Company's fiscal year ends on the Sunday closest to September 30. All fiscal years presented include 52 weeks, except fiscal 1999, which includes 53 weeks.

(2) Merger expenses relate to the business combination with Seattle Coffee Holdings Limited.

(3)   See Notes to Consolidated Financial Statements (Notes 4 and 7).

(4)   See Notes to Consolidated Financial Statements (Note 7).

(5) See Notes to Consolidated Financial Statements (Note 1). Earnings per share data for fiscal years presented have been restated to reflect the two-for-one stock splits in fiscal 2001 and 1999.

(6)   Includes only Company-operated stores open 13 months or longer.

(7) Systemwide retail store sales include sales at Company-operated and licensed stores and are believed by management to measure global penetration of Starbucks retail stores.

(8)   Systemwide store openings are reported net of closures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Starbucks Corporation's fiscal year ends on the Sunday closest to September 30. Fiscal years 2002, 2001 and 2000 each had 52 weeks. The fiscal year ending on September 28, 2003, will also include 52 weeks.

Starbucks Corporation (together with its subsidiaries, "Starbucks" or the "Company") is organized into a number of business units that correspond to the Company's operating segments:

North American Retail

North American Retail, which represents 92.5% of total retail revenues and 78.6% of total net revenues, sells coffee and other beverages, whole bean coffees, complementary food, coffee brewing equipment and merchandise through Company-operated retail stores in the United States and Canada.

Business Alliances

At the beginning of fiscal 2001, the Company's North American foodservice and retail store licensing operations were combined into a single business unit due to their common customer universe and the determination that separate segment reporting of Business Alliances was appropriate under Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Business Alliances, which represents 44.8% of total specialty revenues and 6.8% of total net revenues, sells whole bean and ground coffees through foodservice accounts. In addition, Business Alliances sells coffee and related products for resale through North American retail store licensing agreements and receives license fees and royalties.

All other business units

The remainder of the Company's business units individually represent less than 10% of total net revenues. These include International Retail (comprised of international Company-operated retail stores), international retail store licensing, grocery channel licensing, warehouse club accounts, interactive operations, equity investees and other initiatives related to the Company's core businesses. These business units are managed and evaluated independently and do not meet the quantitative threshold of a reportable segment under SFAS No. 131.

Segment information is prepared using a management approach that is consistent with the basis and manner in which the Company's management internally reviews financial information for operational decision making purposes. However, intersegment transactions have been eliminated for Management's Discussion & Analysis to comply with accounting principles generally accepted in the United States of America.

The following table sets forth the percentage relationship to total net revenues, unless otherwise indicated, of certain items included in the Company's consolidated statements of earnings:

---------------------------------------------------------------------------------------
Fiscal year ended                           Sept 29, 2002   Sept 30, 2001   Oct 1, 2000
                                              (52 Wks)        (52 Wks)        (52 Wks)
---------------------------------------------------------------------------------------
STATEMENTS OF EARNINGS DATA
Net revenues:
      Retail                                        84.9%           84.2%         83.7%
      Specialty                                     15.1            15.8          16.3
---------------------------------------------------------------------------------------
Total net revenues                                 100.0           100.0         100.0

Cost of sales and related occupancy costs           41.0            42.0          44.2
Store operating expenses (1)                        40.1            39.3          38.7
Other operating expenses (2)                        25.6            22.3          22.2
Depreciation and amortization expenses               6.3             6.2           6.0
General and administrative expenses                  6.1             5.7           5.1

Income from equity investees                         1.1             1.1           0.9

      Operating income                               9.7            10.6           9.7

Interest and other income, net                       0.3             0.4           0.3
Internet-related investment losses                     -             0.1           2.7
Gain on sale of investment                           0.4               -             -
---------------------------------------------------------------------------------------
      Earnings before income taxes                  10.4            10.9           7.3
Income taxes                                         3.9             4.1           3.0
---------------------------------------------------------------------------------------
      Net earnings                                   6.5%            6.8%          4.3%
---------------------------------------------------------------------------------------

(1)   Shown as a percentage of retail revenues.
(2)   Shown as a percentage of specialty revenues.

BUSINESS COMBINATIONS

During fiscal 2000, Starbucks acquired the outstanding stock of Tympanum, Inc. (d/b/a "Hear Music"), a music retailer, and Coffee Partners Co. Ltd., the company licensed to operate Starbucks stores in Thailand. The combined purchase price for these two acquisitions was $14.1 million. The acquisitions were accounted for under the purchase method of accounting, and the results of operations of the acquired companies are included on the accompanying consolidated financial statements from the dates of acquisition. There were no business combinations during fiscal 2001 and 2002.

RESULTS OF OPERATIONS -- FISCAL 2002 COMPARED TO FISCAL 2001

SYSTEMWIDE RETAIL STORE SALES

Systemwide retail store sales, which include net sales for both Company-operated and licensed retail stores, were $3.8 billion in fiscal 2002, an increase of 29% from $3.0 billion in fiscal 2001, primarily due to the opening of 1,177 new stores and strong comparable store sales growth in North America.

During fiscal 2003, Starbucks expects to open at least 1,200 new stores, including approximately 525 Company-operated and 225 licensed stores in North America, and 75 Company-operated and 375 licensed stores internationally.

CONSOLIDATED NET REVENUES

During the fiscal year ended September 29, 2002, Starbucks derived approximately 85% of net revenues from its Company-operated retail stores. Retail revenues include the North American Retail and International Retail business units. The remaining 15% of net revenues was derived from the Company's Specialty Operations, which includes Business Alliances and all other non-retail business units.

Net revenues increased 24% from $2.6 billion in fiscal 2001 to $3.3 billion in fiscal 2002, primarily due to the Company's store expansion program and comparable store sales increases. Comparable store sales increased by 6%, 5%, and 9% in fiscal 2002, 2001 and 2000, respectively. As a result of its expansion strategy of clustering stores in existing markets, Starbucks has experienced a certain level of cannibalization of sales of existing stores by new stores as store concentration has increased. However, management believes such cannibalization has been justified by the incremental sales and return on new store investments. This cannibalization, as well as increased competition, slowing economies and other factors, may put downward pressure on the Company's comparable store sales growth in future periods.

The table below reconciles revenues by operating segment to revenues on the accompanying consolidated statements of earnings (in thousands):

--------------------------------------------------------------------------------------------------------
Fiscal year ended                                            Sept 29, 2002   Sept 30, 2001   Oct 1, 2000
--------------------------------------------------------------------------------------------------------
North American Retail                                        $   2,583,756   $   2,086,354   $ 1,734,929
International Retail                                               209,148         143,240        88,678
--------------------------------------------------------------------------------------------------------
      Subtotal - Retail revenues                                 2,792,904       2,229,594     1,823,607
--------------------------------------------------------------------------------------------------------
Business Alliances                                                 222,410         193,574       160,812
All other business units (excluding International Retail)          344,425         276,603       216,402
Intersegment revenues (1)                                          (70,831)        (50,791)      (23,207)
--------------------------------------------------------------------------------------------------------
      Subtotal - Specialty revenues                                496,004         419,386       354,007
--------------------------------------------------------------------------------------------------------
Total net revenues                                           $   3,288,908   $   2,648,980   $ 2,177,614
--------------------------------------------------------------------------------------------------------

(1) Intersegment revenues consist primarily of product sales to and from subsidiaries and equity method investees.

NET REVENUES BY SEGMENT

North American Retail

North American Retail revenues increased by $497.4 million, or 24%, to $2.6 billion in fiscal 2002, from $2.1 billion in fiscal 2001, primarily due to the opening of 525 new retail stores in fiscal 2002 and comparable store sales growth of 7% for the period. The increase in comparable store sales was due to higher transaction volume. Management believes increased customer traffic was driven by new product innovation, which continues to broaden the customer base during non-peak hours of operation, and by expanding the Company's capacity to satisfy customer demand through enhanced technology, training and execution at retail stores.

Business Alliances

Business Alliances revenues increased by $28.8 million, or 15%, to $222.4 million in fiscal 2002, from $193.6 million in fiscal 2001, primarily due to the opening of 269 new licensed stores in fiscal 2002 and the resulting increase in royalty revenues from and product sales to those licensees.

All other business units (including International Retail, net of Intersegment revenues)

Revenues for all other business units increased by $113.6 million, or 31%, to $482.7 million for fiscal 2002, from $369.1 million in the corresponding period in fiscal 2001. This increase was mainly related to growth in the number of international Company-operated and licensed retail stores.

CONSOLIDATED RESULTS OF OPERATIONS

Cost of sales and related occupancy costs decreased to 41.0% of net revenues in fiscal 2002, from 42.0% in fiscal 2001. The decrease was primarily due to a shift in sales mix to higher margin products, such as hand-crafted beverages, as well as lower green coffee costs. Starbucks does not expect a benefit from lower green coffee costs in fiscal 2003, as the Company has moved away from formula-based commodity exchange pricing contracts, and is instead basing most contracts on higher, fixed prices to encourage the continuing supply of high quality green coffee. Improvements in cost of sales were partially offset by higher occupancy costs due to increased repair and maintenance activities on Company-operated retail stores and the continuing trend of higher retail rent expense.

Store operating expenses as a percentage of retail revenues increased to 40.1% in fiscal 2002, from 39.3% in fiscal 2001. The restaurant portion of retail revenues, which is comprised of made-to-order beverages and fresh food, was a higher proportion of total retail revenues in fiscal 2002. This resulted in higher payroll-related expenditures due to the continuing shift in sales to more labor-intensive handcrafted beverages as well as higher average wage rates. Higher provisions for retail store asset impairment and disposals of $26.0 million in fiscal 2002 compared to $7.3 million in fiscal 2001 also contributed to the unfavorable variance.

Starbucks regularly monitors the financial results of its Company-operated retail stores and accumulates historical operating measures to identify performance trends in various markets. Provisions for asset impairment are recorded when, among other things, retail stores are unable to generate current and future estimated undiscounted cash flows in excess of asset carrying values. Gains and losses on disposals are generated primarily through renovation activities.

Other operating expenses (expenses associated with non-retail operations) were 25.6% of specialty revenues in fiscal 2002, compared to 22.3% in fiscal 2001. The increase was a result of continued development of the Company's international infrastructure, including additional regional offices and employees supporting global expansion, as well as higher advertising expenditures from the Company's interactive operations.

Depreciation and amortization expenses increased to $205.6 million in fiscal 2002, from $163.5 million in fiscal 2001. The increase was primarily due to the opening of 525 new North American and 89 new international Company-operated retail stores.

General and administrative expenses increased to $202.2 million in fiscal 2002, compared to $151.4 million in fiscal 2001. The increase was primarily due to higher payroll-related expenditures and an $18.0 million litigation settlement charge related to two class action lawsuits.

Operating income increased 13.4% to $318.7 million in fiscal 2002, from $281.1 million in fiscal 2001. The operating margin decreased to 9.7% of total net revenues in fiscal 2002, compared to 10.6% in fiscal 2001 primarily due to higher operating expenses partially offset by cost of sales improvements, as discussed above.

RESULTS OF OPERATIONS BY SEGMENT

The table below reconciles results of operations on the accompanying consolidated statements of earnings to operating income by operating segment (in thousands):

--------------------------------------------------------------------------------------------
Fiscal year ended September 29, 2002:          Consolidated   Intersegment   Segment Results
--------------------------------------------------------------------------------------------
North American Retail                           $  432,513     $       --       $  432,513
Business Alliances                                  56,605             --           56,605
All other business units                            62,914            107           63,021
Intersegment eliminations (1)                           --           (107)            (107)
Unallocated corporate expenses                    (233,307)            --         (233,307)
--------------------------------------------------------------------------------------------
        Operating income                        $  318,725     $       --       $  318,725
--------------------------------------------------------------------------------------------
Fiscal year ended September 30, 2001:
--------------------------------------------------------------------------------------------
North American Retail                           $  336,434     $       --       $  336,434
Business Alliances                                  50,165             --           50,165
All other business units                            68,783          1,333           70,116
Intersegment eliminations (1)                           --         (1,333)          (1,333)
Unallocated corporate expenses                    (174,288)            --         (174,288)
--------------------------------------------------------------------------------------------
        Operating income                        $  281,094     $       --       $  281,094
--------------------------------------------------------------------------------------------
Fiscal year ended October 1, 2000:
--------------------------------------------------------------------------------------------
North American Retail                           $  249,924     $       --       $  249,924
Business Alliances                                  43,777             --           43,777
All other business units                            53,453           (130)          53,323
Intersegment eliminations (1)                           --            130              130
Unallocated corporate expenses                    (134,902)            --         (134,902)
--------------------------------------------------------------------------------------------
        Operating income                        $  212,252     $       --       $  212,252
--------------------------------------------------------------------------------------------

(1) Intersegment eliminations consist primarily of product sales and related cost of sales to and from subsidiaries and equity investees.

North American Retail

Operating income for North American Retail increased by 28.6% to $432.5 million in fiscal 2002, from $336.4 million in fiscal 2001. Operating margin increased to 16.7% of related revenues from 16.1% in the prior year, primarily due to improvements in cost of sales related to the shift to higher margin products and lower green coffee and dairy costs, partially offset by increased payroll-related expenditures resulting from the continuing shift in sales to more labor-intensive handcrafted beverages and higher average wage rates.

Business Alliances

Operating income for Business Alliances increased by 12.8% to $56.6 million in fiscal 2002, from $50.2 million in fiscal 2001. Operating margin decreased to 25.5% of related revenues from 25.9% in the prior year primarily due to the significant amount of infrastructure investment made in fiscal 2002 to grow the domestic licensee channel.

All other business units

Operating income for all other business units decreased 8.5% to $62.9 million in fiscal 2002, from $68.8 million in fiscal 2001. Operating margin decreased to 13.0% of related revenues from 18.6% in the prior year, primarily due to increased international store maintenance and rent costs for Company-operated stores, as well as provisions for asset impairment.

Unallocated corporate expenses

Unallocated corporate expenses pertain to corporate functions that are not specifically attributable to the Company's operating segments and include "General and administrative expenses" and related depreciation and amortization expenses. Depreciation and amortization expenses of $31.1 million and $22.9 million are included in unallocated corporate expenses for fiscal 2002 and 2001, respectively.

INCOME FROM EQUITY INVESTEES

Income from equity investees was $35.8 million in fiscal 2002, compared to $28.6 million in fiscal 2001. The increase was primarily due to the improved profitability of the North American Coffee Partnership as a result of increased sales volume from extensions of its product line and expansion of geographic distribution, as well as improvements in its cost of goods sold primarily due to manufacturing efficiencies. Additionally, the net earnings of Starbucks Coffee Korea Co., Ltd. improved as a result of an increase in retail stores to 53 in fiscal 2002, compared to 24 in fiscal 2001. These increases were partially offset by slightly lower contributions from Starbucks Coffee Japan, Ltd. due to lower profitability as well as the reduction of our ownership interest from 50.0% to 40.1% at the beginning of fiscal 2002. See "Gain on Sale of Investment" discussion for additional information.

INTEREST AND OTHER INCOME, NET

Net interest and other income, which primarily consists of investment income, decreased to $9.3 million in fiscal 2002, from $10.8 million in fiscal 2001, primarily as a result of lower interest rates on cash, cash equivalents and short-term securities.

GAIN ON SALE OF INVESTMENT

On October 10, 2001, the Company sold 30,000 of its shares of Starbucks Coffee Japan, Ltd. ("Starbucks Japan") at approximately $495 per share, net of related costs. In connection with this sale, the Company received cash proceeds of $14.8 million and recorded a gain of $13.4 million on the accompanying consolidated statement of earnings. The Company's ownership interest in Starbucks Japan was reduced from 50.0% to 47.5% following the sale of the shares.

Also on October 10, 2001, Starbucks Japan issued 220,000 shares of common stock at approximately $495 per share, net of related costs, in an initial public offering in Japan. In connection with this offering, the Company's ownership interest in Starbucks Japan was reduced from 47.5% to 40.1%. The Company recorded "Other additional paid-in capital" on the accompanying consolidated balance sheet of $39.4 million, reflecting the increase in value of its share of the net assets of Starbucks Japan related to the stock offering. As of September 29, 2002, the quoted closing price of Starbucks Japan shares was approximately $203 per share.

INCOME TAXES

The Company's effective tax rates were 37.0% in fiscal 2002 and 37.3% in fiscal 2001. The effective tax rate in fiscal 2001 was impacted by the establishment of valuation allowances against deferred tax benefits resulting from losses from investments in majority-owned foreign subsidiaries and Internet-related investment losses. Management determined that a portion of these losses may not be realizable for tax purposes within the allowable carryforward period. Excluding the impact of these allowances, the effective tax rate would have been 37.0% in fiscal 2001.

RESULTS OF OPERATIONS -- FISCAL 2001 COMPARED TO FISCAL 2000

SYSTEMWIDE RETAIL STORE SALES

Systemwide retail store sales were $3.0 billion in fiscal 2001, an increase of 31% from $2.3 billion in fiscal 2000, primarily due to the opening of 1,208 stores.

CONSOLIDATED NET REVENUES

During the fiscal year ended September 30, 2001, Starbucks derived approximately 84% of net revenues from its Company-operated retail stores. The remaining 16% of net revenues was derived from the Company's Specialty Operations. Total net revenues in fiscal 2001 increased 22% to $2.6 billion from $2.2 billion in fiscal 2000.

NET REVENUES BY SEGMENT

North American Retail

North American Retail revenues increased by $351.4 million, or 20%, to $2.1 billion in fiscal 2001, from $1.7 billion in fiscal 2000, primarily due to the addition of new Company-operated retail stores and comparable store sales growth of 5%. The increase in comparable store sales resulted from a 2% increase in the number of transactions and a 3% increase in the average dollar value per transaction.

Business Alliances

Business Alliances revenues increased by $32.8 million, or 20%, to $193.6 million in fiscal 2001, from $160.8 million in fiscal 2000, primarily due to the opening of new licensed stores and the resulting increase in royalty revenues from and product sales to those licensees.

All other business units (including International Retail, net of Intersegment revenues)

Revenues for all other business units increased by $87.2 million, or 31%, to $369.1 million in fiscal 2001, from $281.9 million in fiscal 2000. This increase was mainly related to growth in the number of international Company-operated and licensed retail stores.

CONSOLIDATED RESULTS OF OPERATIONS

Cost of sales and related occupancy costs decreased to 42.0% of net revenues in fiscal 2001, from 44.2% in the corresponding period in fiscal 2000. The decrease resulted from several factors, including lower green coffee costs, the impact of retail beverage sales price increases, continued cost savings from procurement initiatives and shifts in sales mix to higher margin products. These factors were partially offset by higher occupancy costs as a result of higher average rent expense per square foot as well as the expansion of Company-operated stores in international markets that have higher occupancy costs as a percentage of revenues than North American retail operations.

Store operating expenses as a percentage of retail revenues increased to 39.3% in fiscal 2001, from 38.7% in fiscal 2000. The increase was primarily due to higher payroll-related expenditures resulting from higher average wage rates and the continuing shift to more labor-intensive handcrafted beverages, partially offset by leverage gained from regional overhead expenses distributed over an expanded revenue base and reductions in advertising expenses.

Other operating expenses were 22.3% of specialty revenues in fiscal 2001, compared to 22.2% in fiscal 2000. The increase was attributable to the Company's licensee channels, both international and domestic, as the Company expands these businesses geographically and continues to develop its internal resources for future growth. These costs were partially offset by lower advertising expenses for the Company's interactive operations.

Depreciation and amortization expenses increased to $163.5 million in fiscal 2001, from $130.2 million in fiscal 2000. The increase was mainly the result of opening new North American and international retail stores.

General and administrative expenses increased to $151.4 million in fiscal 2001, compared to $110.2 million in fiscal 2000. The increase was primarily due to higher payroll-related expenditures, professional fees, provisions for obsolete software, charitable donations and uninsured expenses resulting from the Nisqually earthquake in fiscal 2001.

Operating income increased 32.4% to $281.1 million in fiscal 2001, from $212.3 million in fiscal 2000. The operating margin increased to 10.6% of total net revenues in fiscal 2001, compared to 9.7% in the same period in fiscal 2000 primarily due to growth of total net revenues and improvements in cost of sales, as discussed above.

RESULTS OF OPERATIONS BY SEGMENT

North American Retail

Operating income for North American Retail increased by 34.6% to $336.4 million in fiscal 2001, from $249.9 million in fiscal 2000. Operating margin increased to 16.1% of related revenues from 14.4% in the prior year, primarily due to the shift in sales to higher margin products and benefits from lower green coffee costs.

Business Alliances

Operating income for Business Alliances increased by 14.6% to $50.2 million in fiscal 2001, from $43.8 million in fiscal 2000. Operating margin decreased to 25.9% of related revenues from 27.2% in the prior year primarily due to increased operating expenses resulting from the build up of infrastructure to support the expansion of the domestic licensee channel.

All other business units

Operating income for all other business units increased by 28.7% to $68.8 million in fiscal 2001, from $53.4 million in fiscal 2000. Operating margin decreased slightly to 18.6% of related revenues from 19.0% in the prior year, primarily due to higher International Retail payroll-related expenditures partially offset by reductions in advertising expenses for the Company's interactive operations.

Unallocated corporate expenses

Unallocated corporate expenses pertain to corporate functions that are not specifically attributable to the Company's operating segments and include "General and administrative expenses" and certain depreciation and amortization expenses. Depreciation and amortization expenses of $22.9 million and $24.7 million are included in unallocated corporate expenses for fiscal 2001 and 2000, respectively.

INCOME FROM EQUITY INVESTEES

Income from equity investees was $28.6 million in fiscal 2001, compared to $20.3 million in fiscal 2000. The increase was primarily due to the improved profitability of the North American Coffee Partnership that resulted from increased sales volume from extensions of its product line and expansion of geographic distribution, as well as improvements in its cost of goods sold primarily due to manufacturing efficiencies. The increase was also due to improved operating results of Starbucks Coffee Japan, Ltd., attributable to additional profitable store locations as well as the distribution of infrastructure and administrative costs over an expanded revenue base. Starbucks Coffee Japan, Ltd. had 289 stores open as of September 30, 2001, compared to 154 stores open as of October 1, 2000.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company had $402.2 million in cash and cash equivalents and short-term investments at the end of fiscal 2002. Working capital as of September 29, 2002, totaled $310.0 million compared to $148.7 million as of September 30, 2001. Cash and cash equivalents increased by $61.3 million during fiscal 2002 to $174.6 million. This increase was in addition to an increase in short-term investments of $120.4 million during the same period. The Company intends to use its available cash resources to invest in its core businesses and other new business opportunities related to its core businesses. Depending on market conditions, Starbucks may acquire additional shares of its common stock pursuant to its stock repurchase plan.

Cash provided by operating activities in fiscal 2002 totaled $477.7 million and resulted primarily from net earnings and non-cash charges of $465.8 million. The increase in accrued compensation and related costs contributed $24.1 million primarily due to an increase in the number of employees. In addition, the increase in other accrued expenses provided $34.0 million, $18.0 million of which was for the litigation settlement charge recorded in fiscal 2002, and the remaining change is due to the growth of the Company's operations. Inventory purchases to supply a larger number of retail stores used $41.4 million.

Cash used by investing activities in fiscal 2002 totaled $485.3 million. This included capital additions to property, plant and equipment of $375.5 million mainly related to opening 614 new Company-operated retail stores, remodeling certain existing stores, and purchasing land and constructing the Company's new roasting and distribution facility in Nevada. The net activity in the Company's marketable securities portfolio during fiscal 2002 used $116.9 million of cash. Excess cash was invested primarily in short-term, investment-grade securities. An increase in other assets used $24.5 million, mainly relating to an increase in long-term receivables. During fiscal 2002, the Company made equity investments of $6.1 million in its international investees, excluding the effects of foreign currency fluctuations. The Company received $22.8 million in distributions mainly from the North American Coffee Partnership. Proceeds from the sale of a portion of the Company's shares in Starbucks Japan provided $14.8 million.

Cash provided by financing activities in fiscal 2002 totaled $67.4 million. This included $91.3 million generated from the exercise of employee stock options and $16.2 million generated from the Company's employee stock purchase plan. As options granted under the Company's stock option plans are exercised, the Company will continue to receive proceeds and a tax deduction; however, neither the amounts nor the timing thereof can be predicted. The increase in checks issued but not presented for payment provided $12.9 million. During fiscal 2002, the Company purchased 2.6 million shares of its common stock in accordance with authorized repurchase plans using $52.2 million of cash. Of this amount, $10.2 million was used to repurchase 515,000 shares to complete the $60.0 million repurchase plan initiated in September 2001. $42.0 million was used to repurchase 2.1 million shares in accordance with the 10.0 million share repurchase plan introduced in June 2002. There were approximately 7.9 million additional shares authorized for repurchase under this plan as of September 29, 2002. Share repurchases are at the discretion of management, in accordance with the terms of each plan, and depend on market conditions, capital requirements and such other factors as the Company may consider relevant.

Cash requirements in fiscal 2003, other than normal operating expenses, are expected to consist primarily of capital expenditures related to the addition of new Company-operated retail stores. Starbucks plans to open at least 600 Company-operated stores during fiscal 2003. The Company also anticipates incurring additional expenditures for remodeling certain existing stores and enhancing its production capacity and information systems. While there can be no assurance that current expectations will be realized, management expects capital expenditures in fiscal 2003 to be approximately $425 million.

Management believes that existing cash and investments as well as cash generated from operations should be sufficient to finance capital requirements for its core businesses through 2003. New joint ventures, other new business opportunities or store expansion rates substantially in excess of those presently planned may require outside funding.

COFFEE PRICES, AVAILABILITY AND GENERAL RISK CONDITIONS

The supply and price of coffee are subject to significant volatility. Although most coffee trades in the commodity market, coffee of the quality sought by Starbucks tends to trade on a negotiated basis at a substantial premium above commodity coffee prices, depending upon the supply and demand at the time of purchase. Supply and price can be affected by multiple factors in the producing countries, including weather, political and economic conditions. In addition, green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence commodity prices of green coffee through agreements establishing export quotas or restricting coffee supplies worldwide. The Company's ability to raise sales prices in response to rising coffee prices may be limited, and the Company's profitability could be adversely affected if coffee prices were to rise substantially.

The Company enters into fixed-price purchase commitments in order to secure an adequate supply of quality green coffee and bring greater certainty to the cost of sales in future periods. As of September 29, 2002, the Company had approximately $242.2 million in fixed-price purchase commitments which, together with existing inventory, is expected to provide an adequate supply of green coffee through 2003. The Company believes, based on relationships established with its suppliers in the past, that the risk of non-delivery on such purchase commitments is low.

In addition to fluctuating coffee prices, management believes that the Company's future results of operations and earnings could be significantly impacted by other factors such as increased competition within the specialty coffee industry, fluctuating dairy prices, the Company's ability to find optimal store locations at favorable lease rates, increased costs associated with opening and operating retail stores and the Company's continued ability to hire, train and retain qualified personnel.

FINANCIAL RISK MANAGEMENT

The Company is exposed to market risk related to foreign currency exchange rates, equity security prices and changes in interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The majority of the Company's revenue, expense and capital purchasing activities are transacted in United States dollars. However, because a portion of the Company's operations consists of activities outside of the United States, the Company has transactions in other currencies, primarily the Canadian dollar, British pound and Japanese yen. As part of its risk management strategy, the Company frequently evaluates its foreign currency exchange risk by monitoring market data and external factors that may influence exchange rate fluctuations. As a result, Starbucks may engage in transactions involving various derivative instruments, with maturities generally not exceeding five years, to hedge assets, liabilities, revenues and purchases denominated in foreign currencies. During fiscal 2002, the Company entered into forward foreign exchange contracts that qualify as cash flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to hedge a portion of anticipated international revenue. In addition, Starbucks entered into a forward foreign exchange contract that qualifies as a hedge of its net investment in a foreign operation. These contracts expire within 24 months.

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

INTEREST RATE RISK

The Company's diversified available-for-sale portfolio consists mainly of fixed income instruments. The primary objectives of these investments are to preserve capital and liquidity. Available-for-sale securities are of investment grade and are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of ((Accumulated other comprehensive income/loss.)) The Company does not hedge its interest rate exposure.

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

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that management believes are both most important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions.

Starbucks considers its policy on impairment of long-lived assets to be most critical in understanding the judgments that are involved in preparing its consolidated financial statements.

Impairment of Long-Lived Assets

When facts and circumstances indicate that the carrying values of long-lived assets, including intangibles, may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets to projected future cash flows in addition to other quantitative and qualitative analyses. Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss as a charge against current operations. Property, plant and equipment assets are grouped at the lowest level for which there are identifiable cash flows when assessing impairment. Cash flows for retail assets are identified at the individual store level. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Judgments made by the Company related to the expected useful lives of long-lived assets and the ability of the Company to realize undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions and changes in operating performance. As the Company assesses the ongoing expected cash flows and carrying amounts of its long-lived assets, these factors could cause the Company to realize material impairment charges.

NEW ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires, among other things, the use of a nonamortization approach for purchased goodwill and certain intangibles. Goodwill and certain intangibles with indefinite lives will not be amortized but instead will be reviewed for impairment at least annually. Remaining intangibles with finite useful lives will continue to be amortized. As of September 29, 2002, the Company had goodwill and other intangible assets, net of accumulated amortization, of $19.9 million and $9.9 million, respectively, which are subject to the transitional assessment provisions of SFAS No. 142. The adoption of SFAS No. 142 on September 30, 2002, will not have a material impact on future results of operations or the Company's financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121, but sets forth new criteria for asset classification and broadens the scope of qualifying discontinued operations. The Company's adoption of SFAS No. 144 on September 30, 2002 will not have a material impact on the Company's consolidated financial position and results of operations.

In November 2001, FASB issued Emerging Issues Task Force ("EITF") No. 01-14, "Income Statement Characterization of Reimbursements Received for `Out-of-Pocket' Expenses Incurred." This Issue clarifies the FASB staff's position that all reimbursements received for incidental expenses incurred in conjunction with providing services as part of a company's central on-going operations should be characterized as revenue in the income statement. The Company adopted EITF No. 01-14 on December 31, 2001, and it did not have a material impact on the Company's consolidated results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on existing disclosure of most guarantees, and clarifies when a company must recognize an initial liability for the fair value of obligations it assumes under guarantee agreements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of the Interpretation are effective for the Company's fiscal year 2003. Starbucks does not expect the adoption of this Interpretation to have a material impact on the Company's financial position or disclosures.

CONSOLIDATED STATEMENTS OF EARNINGS

In thousands, except earnings per share

--------------------------------------------------------------------------------------------
Fiscal year ended                              Sept 29, 2002   Sept 30, 2001    Oct 1, 2000
--------------------------------------------------------------------------------------------
Net revenues:
  Retail                                       $   2,792,904   $   2,229,594   $   1,823,607
  Specialty                                          496,004         419,386         354,007
--------------------------------------------------------------------------------------------
    Total net revenues                             3,288,908       2,648,980       2,177,614
Cost of sales and related occupancy costs          1,350,011       1,112,785         961,885
Store operating expenses                           1,121,108         875,473         704,898
Other operating expenses                             127,178          93,326          78,445
Depreciation and amortization expenses               205,557         163,501         130,232
General and administrative expenses                  202,161         151,416         110,202
Income from equity investees                          35,832          28,615          20,300
--------------------------------------------------------------------------------------------
Operating income                                     318,725         281,094         212,252
Interest and other income, net                         9,300          10,768           7,110
Internet-related investment losses                        --           2,940          58,792
Gain on sale of investment                            13,361              --              --
--------------------------------------------------------------------------------------------
Earnings before income taxes                         341,386         288,922         160,570
Income taxes                                         126,313         107,712          66,006
--------------------------------------------------------------------------------------------
    Net earnings                               $     215,073   $     181,210   $      94,564
--------------------------------------------------------------------------------------------

Net earnings per common share - basic          $        0.56   $        0.48   $        0.25
Net earnings per common share - diluted        $        0.54   $        0.46   $        0.24

Weighted average shares outstanding:
    Basic                                            385,575         380,566         371,191
    Diluted                                          397,526         394,349         385,999
--------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

In thousands, except share data

------------------------------------------------------------------------------------------------------------------------
                                                                                         Sept 29, 2002     Sept 30, 2001
------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
      Cash and cash equivalents                                                          $     174,572     $     113,237
      Short-term investments - Available-for-sale securities                                   217,302           101,399
      Short-term investments - Trading securities                                               10,360             5,913
      Accounts receivable, net of allowances of $3,680 and $4,590, respectively                 97,573            90,425
      Inventories                                                                              263,174           221,253
      Prepaid expenses and other current assets                                                 42,351            29,829
      Deferred income taxes, net                                                                42,206            31,869
------------------------------------------------------------------------------------------------------------------------
           Total current assets                                                                847,538           593,925
Equity and other investments                                                                   105,986            63,097
Property, plant and equipment, net                                                           1,265,756         1,135,784
Other assets                                                                                    53,554            31,868
Goodwill, net                                                                                   19,902            21,845
------------------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                                       $   2,292,736     $   1,846,519
------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Accounts payable                                                                   $     135,994     $     127,905
      Checks drawn in excess of bank balances                                                   74,895            61,987
      Accrued compensation and related costs                                                   105,899            81,458
      Accrued occupancy costs                                                                   51,195            35,835
      Accrued taxes                                                                             54,244            70,346
      Other accrued expenses                                                                    72,289            40,117
      Deferred revenue                                                                          42,264            26,919
      Current portion of long-term debt                                                            710               697
------------------------------------------------------------------------------------------------------------------------
           Total current liabilities                                                           537,490           445,264
Deferred income taxes, net                                                                      22,496            19,133
Long-term debt                                                                                   5,076             5,786
Other long-term liabilities                                                                      1,036               409
Shareholders' equity:
      Common stock and additional paid-in capital - Authorized, 600,000,000 shares;
        issued and outstanding, 388,228,592 and 380,044,042  shares, respectively
        (includes 1,697,100 common stock units in both years)                                  891,040           791,622
      Other additional paid-in capital                                                          39,393                --
      Retained earnings                                                                        804,786           589,713
      Accumulated other comprehensive loss                                                      (8,581)           (5,408)
------------------------------------------------------------------------------------------------------------------------
           Total shareholders' equity                                                        1,726,638         1,375,927
------------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                         $   2,292,736     $   1,846,519
------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

------------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended                                                                     Sept 29, 2002   Sept 30, 2001    Oct 1, 2000
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net earnings                                                                          $     215,073   $     181,210   $      94,564
Adjustments to reconcile net earnings to net cash provided
     by operating activities:
      Depreciation and amortization                                                         221,141         177,087         142,171
      Gain on sale of investment                                                            (13,361)             --              --
      Internet-related investment losses                                                         --           2,940          58,792
      Provision for impairment and asset disposals                                           26,852          11,044           5,753
      Deferred income taxes, net                                                             (6,088)         (6,068)        (18,252)
      Equity in income of investees                                                         (21,972)        (15,713)        (15,139)
      Tax benefit from exercise of non-qualified stock options                               44,199          30,899          31,131
      Cash provided/(used) by changes in operating assets and liabilities:
           Net purchases of trading securities                                               (5,699)         (4,032)         (1,414)
           Accounts receivable                                                               (6,703)        (20,399)        (25,013)
           Inventories                                                                      (41,379)        (19,704)        (19,495)
           Prepaid expenses and other current assets                                        (12,460)        (10,919)            885
           Accounts payable                                                                   5,463          54,117          15,561
           Accrued compensation and related costs                                            24,087          12,098          25,415
           Accrued occupancy costs                                                           15,343           6,797           6,007
           Accrued taxes                                                                    (16,154)         34,548           5,026
           Deferred revenue                                                                  15,321          19,594           6,836
           Other accrued expenses                                                            34,022           2,806           5,746
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                   477,685         456,305         318,574

INVESTING ACTIVITIES:
     Purchase of available-for-sale securities                                             (339,968)       (184,187)       (118,501)
     Maturity of available-for-sale securities                                               78,349          93,500          58,750
     Sale of available-for-sale securities                                                  144,760          46,931          49,238
     Purchase of businesses, net of cash acquired                                                --              --         (13,522)
     Additions to equity and other investments                                               (6,137)        (12,874)        (43,930)
     Proceeds from sale of equity investment                                                 14,843              --              --
     Distributions from equity investees                                                     22,834          16,863          14,279
     Additions to property, plant and equipment                                            (375,474)       (384,215)       (316,450)
     Additions to other assets                                                              (24,547)         (4,550)         (3,096)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                      (485,340)       (428,532)       (373,232)

FINANCING ACTIVITIES:
     Increase/(decrease) in cash provided by checks drawn in excess of bank balances         12,908           5,655          (7,479)
     Proceeds from sale of common stock under employee stock purchase plan                   16,191          12,977          10,258
     Proceeds from exercise of stock options                                                 91,276          46,662          58,463
     Principal payments on long-term debt                                                      (697)           (685)         (1,889)
     Repurchase of common stock                                                             (52,248)        (49,788)             --
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                    67,430          14,821          59,353
Effect of exchange rate changes on cash and cash equivalents                                  1,560            (174)           (297)
------------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                                    61,335          42,420           4,398

CASH AND CASH EQUIVALENTS:
Beginning of year                                                                           113,237          70,817          66,419
------------------------------------------------------------------------------------------------------------------------------------
End of year                                                                           $     174,572   $     113,237   $      70,817
------------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
      Interest                                                                        $         303   $         432   $         411
      Income taxes                                                                          105,339          47,690          51,856
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In thousands, except share data

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Accumulated
                                                                           Additional                      Other
                                                  Common Stock              Paid-In       Retained     Comprehensive
                                              Shares         Amount         Capital       Earnings     Income/(Loss)     Total
----------------------------------------------------------------------------------------------------------------------------------
Balance, October 3, 1999                    366,564,190   $        366   $    650,654   $    313,939   $     (3,946)  $    961,013
      Net earnings                                   --             --             --         94,564             --         94,564
      Unrealized holding losses, net                 --             --             --             --           (163)          (163)
      Translation adjustment                         --             --             --             --         (6,867)        (6,867)
                                                                                                                      ------------
      Comprehensive income                                                                                                  87,534
                                                                                                                      ------------
      Exercise of stock options,
        including tax benefit of $31,131      8,943,570              9         89,585             --             --         89,594
      Sale of common stock                      807,542              1         10,257             --             --         10,258
----------------------------------------------------------------------------------------------------------------------------------
Balance, October 1, 2000                    376,315,302            376        750,496        408,503        (10,976)     1,148,399
      Net earnings                                   --             --             --        181,210             --        181,210
      Unrealized holding gains, net                  --             --             --             --          2,087          2,087
      Translation adjustment                         --             --             --             --          3,481          3,481
                                                                                                                      ------------
      Comprehensive income                                                                                                 186,778
                                                                                                                      ------------
      Exercise of stock options,
        including tax benefit of $ 30,899     6,289,892              6         77,555             --             --         77,561
      Sale of common stock                      813,848              1         12,976             --             --         12,977
      Repurchase of common stock             (3,375,000)            (3)       (49,785)            --             --        (49,788)
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 2001                 380,044,042            380        791,242        589,713         (5,408)     1,375,927
      Net earnings                                   --             --             --        215,073             --        215,073
      Unrealized holding losses, net                 --             --             --             --         (1,509)        (1,509)
      Translation adjustment                         --             --             --             --         (1,664)        (1,664)
                                                                                                                      ------------
      Comprehensive income                                                                                                 211,900
                                                                                                                      ------------
      Equity adjustment related to equity
        investee transaction                         --             --         39,393             --             --         39,393
      Exercise of stock options,
        including tax benefit of $44,199      9,830,136             10        135,465             --             --        135,475
      Sale of common stock                      991,742              1         16,190             --             --         16,191
      Repurchase of common stock             (2,637,328)            (3)       (52,245)            --             --        (52,248)
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 29, 2002                 388,228,592   $        388   $    930,045   $    804,786   $     (8,581)  $  1,726,638
----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended September 29, 2002, September 30, 2001, and October 1, 2000

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Starbucks Corporation (together with its subsidiaries, "Starbucks" or the "Company") purchases and roasts high-quality whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, cold blended beverages, a variety of pastries and confections, coffee-related accessories and equipment, a selection of premium teas and a line of compact discs primarily through its Company-operated retail stores. Starbucks sells coffee and tea products through other channels of distribution, and, through certain of its equity investees, Starbucks also produces and sells bottled Frappuccino(R) and Starbucks DoubleShot(TM) coffee drinks and a line of premium ice creams. These non-retail channels are collectively known as "Specialty Operations." The Company's objective is to establish Starbucks as the most recognized and respected brand in the world. To achieve this goal, the Company plans to continue rapid expansion of its retail operations, grow its Specialty Operations and selectively pursue other opportunities to leverage the Starbucks brand through the introduction of new products and the development of new distribution channels.

Principles of Consolidation

The consolidated financial statements reflect the financial position and operating results of Starbucks, which includes wholly owned subsidiaries and investees controlled by the Company.

Investments in entities which the Company does not control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. Investments in entities in which Starbucks does not have the ability to exercise significant influence are accounted for under the cost method.

All significant intercompany transactions have been eliminated.

Fiscal Year-End

The Company's fiscal year ends on the Sunday closest to September 30. The fiscal years ended September 29, 2002, September 30, 2001, and October 1, 2000, each included 52 weeks.

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

Short-term Investments

The Company's short-term investments, which generally have maturities of more than three months and less than one year, consist primarily of investment-grade marketable debt and equity securities as well as bond and equity mutual funds, all of which are classified as trading or available-for-sale. Trading securities are recorded at fair value with unrealized holding gains and losses included in net earnings. Available-for-sale securities are recorded at fair value, and unrealized holding gains and losses are recorded, net of tax, as a separate component of accumulated other comprehensive income. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary. Realized gains and losses are accounted for on the specific identification method. Purchases and sales are recorded on a trade date basis.

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

Derivative Instruments

The Company manages its exposure to foreign currency risk within the consolidated financial statements according to a hedging policy. Under the policy, Starbucks may engage in transactions involving various derivative instruments with maturities generally not longer than five years, to hedge assets, liabilities, revenues and purchases denominated in foreign currencies.

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, which requires that all derivatives be recorded on the balance sheet at fair value. The accounting for changes in the fair value of derivative instruments depends on the intended use and resulting designation. The Company designates its derivatives based upon the criteria established by SFAS No. 133. For a derivative designated as a fair value hedge, the gain or loss generated from the change in fair value is recognized in net earnings in the period of change together with the offsetting loss or gain on the hedged item. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income ("OCI") and subsequently reclassified into net earnings when the hedged exposure affects net earnings. For a derivative designated as a net investment hedge, the effective portion of the derivative's gain or loss is reported as a component of the foreign currency translation adjustment, a component of OCI. For a derivative not designated as a hedging instrument, the gain or loss is recognized in net earnings in the period of change.

Cash flow hedges related to anticipated transactions are designated and documented at the inception of each hedge by matching the terms of the contract to the underlying transaction. Once established, cash flow hedges are generally not removed until maturity. The Company classifies the cash flows from hedging transactions in the same category as the cash flows from the respective hedged items.

Forward contract effectiveness for cash flow hedges is calculated by comparing the fair value of the contract to the change in value of the anticipated transaction using forward rates on a monthly basis. For net investment hedges, the spot-to-spot method is used to calculate effectiveness. Any ineffectiveness is recognized immediately in "Interest and other income, net" on the accompanying consolidated statements of earnings.

Inventories

Inventories are stated at the lower of cost (primarily moving average cost) or market.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation of property, plant and equipment, which includes assets under capital leases, is provided on the straight-line method over estimated useful lives, generally ranging from two to seven years for equipment and 30 to 40 years for buildings. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease life, generally ten years. The portion of depreciation expense related to production and distribution facilities is included in "Cost of sales and related occupancy costs" on the accompanying consolidated statements of earnings. The costs of repairs and maintenance are expensed when incurred, while expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. When assets are retired or sold, the asset cost and related accumulated depreciation are eliminated with any remaining gain or loss reflected in net earnings.

Goodwill and Other Intangible Assets

The Company's intangible assets mainly consist of goodwill, trademarks, patents and copyrights. These assets are amortized on a straight-line basis over the period of expected benefit, which ranges from ten to twenty years. Starbucks will adopt SFAS No. 142, "Goodwill and Other Intangible Assets" in fiscal 2003. Accordingly, goodwill and certain intangibles with indefinite lives will not be amortized but instead will be reviewed for impairment at least annually. Remaining intangibles with finite useful lives will continue to be amortized. As of September 29, 2002, Starbucks had goodwill and other intangible assets, net of accumulated amortization, of $19.9 million and $9.9 million, respectively, which are subject to the transitional assessment provisions of SFAS No. 142. The Company's management has determined that the adoption of SFAS No. 142 will not have a material impact on results of operations or the Company's consolidated financial position.

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

Revenue Recognition

In most instances, retail store revenues are recognized when payment is tendered at the point of sale. Revenues from stored value cards are recognized upon redemption. Until the redemption of stored value cards, outstanding customer balances on such cards are included in "Deferred revenue" on the accompanying consolidated balance sheets. Specialty revenues, consisting mainly of product sales, are generally recognized upon receipt by customers. Initial non-refundable fees required under licensing agreements are earned upon substantial performance of services. Royalty revenues based upon a percentage of sales and other continuing fees are recognized when earned. All revenues are recognized net of any discounts.

Advertising

The Company expenses costs of advertising the first time the advertising campaign takes place, except for direct-to-consumer advertising, which is capitalized and amortized over its expected period of future benefit, generally six to twelve months. Net capitalized direct-to-consumer advertising costs were $0.8 million and $0.9 million as of September 29, 2002, and September 30, 2001, respectively, and are included in "Prepaid expenses and other current assets" on the accompanying consolidated balance sheets. Total advertising expenses, recorded in "Store operating expenses" and "Other operating expenses," on the accompanying consolidated statements of earnings were $25.6 million, $28.8 million and $32.6 million in 2002, 2001 and 2000, respectively.

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

Stock-based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured by the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. The Company follows the disclosure requirements of SFAS No. 123, see Note 12, and intends to disclose stock-based compensation information quarterly in fiscal 2003.

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

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121, but sets forth new criteria for asset classification and broadens the scope of qualifying discontinued operations. The Company's adoption of SFAS No. 144 on September 30, 2002 will not have a material impact on the Company's consolidated financial position and results of operations.

In November 2001, FASB issued Emerging Issues Task Force ("EITF") No. 01-14, "Income Statement Characterization of Reimbursements Received for `Out-of-Pocket' Expenses Incurred." This Issue clarifies the FASB staff's position that all reimbursements received for incidental expenses incurred in conjunction with providing services as part of a company's central on-going operations should be characterized as revenue in the income statement. The Company adopted EITF No. 01-14 on December 31, 2001, and it did not have a material impact on the Company's consolidated results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on existing disclosure of most guarantees, and clarifies when a company must recognize an initial liability for the fair value of obligations it assumes under guarantee agreements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of the Interpretation are effective for the Company's fiscal year 2003. Starbucks does not expect the adoption of this Interpretation to have a material impact on the Company's consolidated financial position or disclosures.

Reclassifications

Certain reclassifications of prior years' balances have been made to conform to the fiscal 2002 presentation.

NOTE 2: BUSINESS COMBINATIONS

During fiscal 2000, Starbucks acquired the outstanding stock of Tympanum, Inc. (d/b/a "Hear Music"), a music retailer, and Coffee Partners Co. Ltd., the company licensed to operate Starbucks stores in Thailand. The combined purchase price for these two acquisitions was $14.1 million. The acquisitions were accounted for under the purchase method of accounting. Results of operations of the acquired companies are included on the accompanying consolidated financial statements from the dates of acquisition. There were no business combinations during fiscal 2001 and 2002.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following (in thousands):

---------------------------------------------------------------------------------------
                                                         Sept 29, 2002    Sept 30, 2001
---------------------------------------------------------------------------------------
Operating funds and interest-bearing deposits            $     163,592    $      51,164
Commercial paper                                                    --            1,698
Money market funds                                              10,980           60,375
---------------------------------------------------------------------------------------
Total                                                    $     174,572    $     113,237
---------------------------------------------------------------------------------------

NOTE 4: SHORT-TERM INVESTMENTS

The Company's short-term investments consist of the following (in thousands):

---------------------------------------------------------------------------------------------------------------------
                                                                              Gross           Gross
                                                                           Unrealized      Unrealized
                                                             Amortized       Holding         Holding          Fair
September 29, 2002:                                            Cost           Gains          Losses           Value
---------------------------------------------------------------------------------------------------------------------
Short-term investments - available-for-sale securities:
      State and local government obligations                 $ 155,471     $      244      $      (16)      $ 155,699
      U.S. government obligations                                2,406              4              --           2,410
      Mutual funds                                              32,000            211              --          32,211
      Commercial paper                                          26,982             --              --          26,982
---------------------------------------------------------------------------------------------------------------------
Total                                                        $ 216,859     $      459      $      (16)      $ 217,302
Short-term investments - trading securities                     13,210                                         10,360
                                                             ---------                                      ---------
Total short-term investments                                 $ 230,069                                      $ 227,662
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                                              Gross           Gross
                                                                           Unrealized      Unrealized
                                                             Amortized       Holding         Holding          Fair
September 30, 2001:                                            Cost           Gains          Losses           Value
---------------------------------------------------------------------------------------------------------------------
Short-term investments - available-for-sale securities:
      U.S. government obligations                            $   1,999     $       18      $       --       $   2,017
      Commercial paper                                          98,000          1,332              --          99,332
      Marketable equity securities                                 250             --            (200)             50
---------------------------------------------------------------------------------------------------------------------
Total                                                        $ 100,249     $    1,350      $     (200)      $ 101,399
Short-term investments - trading securities                      7,448                                          5,913
                                                             ---------                                      ---------
Total short-term investments                                 $ 107,697                                      $ 107,312
---------------------------------------------------------------------------------------------------------------------

In fiscal 2002, 2001 and 2000, proceeds from the sale of investment securities were $144.8 million, $46.9 million and $49.2 million, respectively. Gross realized gains from the sale of securities were $1.7 million in 2002. There were no gross realized losses in 2002, and gross realized gains and losses from the sale of securities were not material in 2001 and 2000.

During fiscal 2001 and 2000, the Company recognized losses of $0.9 million and $6.8 million, respectively, on its investment in the common stock of Liveworld, Inc. (previously known as Talk City, Inc.), due to impairments that were determined by management to be other than temporary.

The trading securities are comprised mainly of marketable equity mutual funds designated to approximate the Company's liability under the Management Deferred Compensation Plan. The corresponding deferred compensation liability of $10.4 million in fiscal 2002 and $6.0 million in fiscal 2001 is included in "Accrued compensation and related costs" on the accompanying consolidated balance sheets. In fiscal 2002 and 2001, the changes in net unrealized holding losses in the trading portfolio included in earnings were $1.3 million and $1.9 million, respectively.

NOTE 5: DERIVATIVE FINANCIAL INSTRUMENTS

Cash Flow Hedges

During fiscal 2001 and 2002, the Company entered into forward foreign exchange contracts that qualify as cash flow hedges under SFAS No. 133 to hedge portions of anticipated product and royalty revenues denominated in Japanese yen and Canadian dollars. These contracts expire within 24 months. The Company had accumulated net derivative gains of $0.8 million, net of taxes, in other comprehensive income as of September 29, 2002, related to cash flow hedges. Of this amount, $0.3 million of net derivative losses will be reclassified into net earnings within 12 months. There was no ineffectiveness related to cash flow hedges for the fiscal years ended September 29, 2002, and September 30, 2001.

Net Investment Hedges

During fiscal 2001 and 2002, the Company entered into forward foreign exchange contracts that qualify as hedges of the Company's net investment in Starbucks Coffee Japan, Ltd. These contracts expire within 19 months and are intended to minimize foreign currency exposure to fluctuations in the Japanese yen. As a result of using the spot-to-spot method, the Company recognized net gains of $1.8 million and $1.4 million during the fiscal years ended September 29, 2002, and September 30, 2001, respectively. In addition, the Company had accumulated net derivative losses of $0.5 million, net of taxes, in other comprehensive income as of September 29, 2002.

NOTE 6: INVENTORIES

Inventories consist of the following (in thousands):

--------------------------------------------------------------------------------
                                                 Sept 29, 2002     Sept 30, 2001
--------------------------------------------------------------------------------
Coffee:
  Unroasted                                      $     128,173     $      98,557
  Roasted                                               35,770            33,958
Other merchandise held for sale                         65,403            63,458
Packaging and other supplies                            33,828            25,280
--------------------------------------------------------------------------------
Total                                            $     263,174     $     221,253
--------------------------------------------------------------------------------

The increase in inventories is consistent with the Company's overall retail store growth.

As of September 29, 2002, the Company had fixed-price inventory purchase contracts for green coffee totaling approximately $242.2 million. The Company believes, based on relationships established with its suppliers in the past, that the risk of non-delivery on such purchase commitments is low.

NOTE 7: EQUITY AND OTHER INVESTMENTS

The Company's equity and other investments consist of the following (in thousands):

--------------------------------------------------------------------------------
                                   Sept 29, 2002   Sept 30, 2001    Oct 1, 2000
--------------------------------------------------------------------------------
Equity method investments          $      94,698   $      57,758   $      51,268
Cost method investments                    9,086           3,118             783
Other investments                          2,202           2,221           3,788
--------------------------------------------------------------------------------
Total                              $     105,986   $      63,097   $      55,839
--------------------------------------------------------------------------------

Equity Method

The Company's equity investees and ownership interests are as follows:

--------------------------------------------------------------------------------
                                     Sept 29, 2002   Sept 30, 2001   Oct 1, 2000
--------------------------------------------------------------------------------
North American Coffee Partnership            50.0%           50.0%         50.0%
The Starbucks Ice Cream Partnership          50.0%           50.0%         50.0%
Starbucks Coffee Japan, Ltd.                 40.1%           50.0%         50.0%
Starbucks Coffee Korea Co., Ltd.             50.0%           50.0%            -
Coffee Partners Hawaii                        5.0%            5.0%          5.0%
--------------------------------------------------------------------------------

The Company has two partnerships to produce and distribute Starbucks branded products. The North American Coffee Partnership with the Pepsi-Cola Company develops and distributes bottled Frappuccino and Starbucks DoubleShot coffee drinks. The Starbucks Ice Cream Partnership with Dreyer's Grand Ice Cream, Inc. develops and distributes premium ice creams.

The Company is an equity owner in several other entities that operate licensed Starbucks retail stores, including Starbucks Coffee Japan, Ltd., Starbucks Coffee Korea Co., Ltd., and Coffee Partners Hawaii, a general partnership.

On October 10, 2001, the Company sold 30,000 of its shares of Starbucks Coffee Japan, Ltd. ("Starbucks Japan") at approximately $495 per share, net of related costs. In connection with this sale, the Company received cash proceeds of $14.8 million and recorded a gain of $13.4 million on the accompanying consolidated statement of earnings. The Company's ownership interest in Starbucks Japan was reduced from 50.0% to 47.5% following the sale of the shares.

Also on October 10, 2001, Starbucks Japan issued 220,000 shares of common stock at approximately $495 per share, net of related costs, in an initial public offering in Japan. In connection with this offering, the Company's ownership interest in Starbucks Japan was reduced from 47.5% to 40.1%. Starbucks recorded "Other additional paid-in capital" on the accompanying consolidated balance sheet of $39.4 million, reflecting the increase in value of its share of the net assets of Starbucks Japan related to the stock offering. As of September 29, 2002, the quoted closing price of Starbucks Japan shares was approximately $203 per share.

The Company's share of income and losses is included in "Income from equity investees" on the accompanying consolidated statements of earnings. Also included is the Company's proportionate share of gross margin resulting from coffee and other product sales to, and royalty and license fee revenues generated from, equity investees. Revenues generated from these related parties, net of eliminations, were $57.1 million, $40.6 million and $27.0 million in fiscal 2002, 2001 and 2000, respectively. Related costs of sales, net of eliminations, were $32.8 million, $25.9 million and $19.4 million in fiscal 2002, 2001 and 2000, respectively.

Cost Method

Starbucks has equity interests in entities to develop Starbucks retail stores in Taiwan, China, Austria, Switzerland, Puerto Rico, Germany, Spain, Mexico, Greece and Israel. Starbucks has the ability to acquire additional interests in its cost method investees at certain intervals during each respective development period. Depending on the Company's total percentage ownership interest and its ability to exercise significant influence, additional investments may require the retroactive application of the equity method of accounting.

Other Investments

Starbucks has investments in privately held equity securities that are recorded at their estimated fair values.

In fiscal 1999 and 2000, the Company invested $20.3 million in living.com, Inc. ("living.com"), an online furniture retailer, $10.0 million in Cooking.com, Inc. ("Cooking.com"), a privately held Web-based retailer of cookware, accessories and specialty foods and provider of information about cooking, and $25.0 million in Kozmo.com, an Internet-to-door delivery service for food, entertainment and convenience items. During fiscal 2000 and 2001, the Company determined that these investments had suffered declines in value that were other than temporary. As a result, the Company recognized losses of $52.0 million to reduce its investments in living.com, Cooking.com and Kozmo.com to their aggregate fair value as of October 1, 2000. During fiscal 2001, Starbucks recognized a loss totaling $2.0 million to write off its remaining investment in Kozmo.com. There were no investment write-offs in fiscal 2002.

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost and consist of the following (in thousands):

--------------------------------------------------------------------------------
                                                 Sept 29, 2002     Sept 30, 2001
--------------------------------------------------------------------------------
Land                                             $      11,310     $       6,023
Buildings                                               30,961            19,795
Leasehold improvements                               1,131,382           960,732
Roasting and store equipment                           516,129           421,150
Furniture, fixtures and other                          282,068           239,900
--------------------------------------------------------------------------------
                                                     1,971,850         1,647,600
Less accumulated depreciation and amortization        (814,427)         (605,247)
--------------------------------------------------------------------------------
                                                     1,157,423         1,042,353
Work in progress                                       108,333            93,431
--------------------------------------------------------------------------------
Property, plant and equipment, net               $   1,265,756     $   1,135,784
--------------------------------------------------------------------------------

The increase in property, plant and equipment from September 30, 2001, to September 29, 2002, is mainly a result of opening new Company-operated retail stores, remodeling certain existing stores, and purchasing land and constructing the Company's new roasting and distribution facility in Nevada.

NOTE 9: LONG-TERM DEBT

In September 1999, the Company purchased the land and building comprising its York County, Pennsylvania, roasting plant and distribution facility. The total purchase price was $12.9 million. In connection with this purchase, the Company assumed loans totaling $7.7 million from the York County Industrial Development Corporation. The remaining maturities of these loans range from 7 to 8 years, with interest rates from 0.0% to 2.0%.

Scheduled principal payments on long-term debt are as follows (in thousands):

--------------------------------------------------------------------------------
Fiscal year ending
--------------------------------------------------------------------------------
2003                                                                      $  710
2004                                                                         722
2005                                                                         735
2006                                                                         748
2007                                                                         762
Thereafter                                                                 2,109
--------------------------------------------------------------------------------
Total principal payments                                                  $5,786
--------------------------------------------------------------------------------

NOTE 10: LEASES

The Company leases retail stores, roasting and distribution facilities and office space under operating leases expiring through 2025. Most lease agreements contain renewal options and rent escalation clauses. Certain leases provide for contingent rentals based upon gross sales.

Rental expense under these lease agreements was as follows (in thousands):

--------------------------------------------------------------------------------
Fiscal year ended                  Sept 29, 2002   Sept 30, 2001    Oct 1, 2000
--------------------------------------------------------------------------------
Minimum rentals - Retail           $     200,827   $     150,510   $     114,239
Minimum rentals - Other                   19,143          16,033          12,910
Contingent rentals                         5,415           4,018           3,743
--------------------------------------------------------------------------------
Total                              $     225,385   $     170,561   $     130,892
--------------------------------------------------------------------------------

Minimum future rental payments under non-cancelable lease obligations as of September 29, 2002, are as follows (in thousands):

--------------------------------------------------------------------------------
Fiscal year ending
--------------------------------------------------------------------------------
2003                                                                 $   248,016
2004                                                                     243,519
2005                                                                     232,641
2006                                                                     219,384
2007                                                                     203,395
Thereafter                                                               863,874
--------------------------------------------------------------------------------
Total minimum lease payments                                         $ 2,010,829
--------------------------------------------------------------------------------

NOTE 11: SHAREHOLDERS' EQUITY

During fiscal 2001, the Company amended and restated its Articles of Incorporation to, among other things, change the par value of the Company's common stock and preferred stock from no par value per share to $0.001 par value per share.

In addition to 600.0 million shares of authorized common stock, the Company has authorized 7.5 million shares of preferred stock, none of which was outstanding at September 29, 2002.

In September 2001, the Company's Board of Directors approved a plan to repurchase up to $60.0 million of its common stock in the open market. This plan was completed through the acquisition of 515,000 shares and 3.4 million shares during fiscal years 2002 and 2001, respectively.

In June 2002, the Board of Directors authorized the repurchase of up to an additional 10.0 million shares of common stock. During fiscal year 2002, the Company acquired 2.1 million shares at a cost of $42.0 million, leaving 7.9 million additional shares authorized for repurchase under this plan as of September 29, 2002.

Comprehensive Income

Comprehensive income includes all changes in equity during the period, except those resulting from transactions with shareholders and subsidiaries of the Company. It has two components: net earnings and other comprehensive income. Accumulated other comprehensive loss reported on the Company's consolidated balance sheets consists of foreign currency translation adjustments and the unrealized gains and losses, net of applicable taxes, on available-for-sale securities and on derivative instruments designated and qualifying as cash flow and net investment hedges. Comprehensive income, net of related tax effects, is as follows (in thousands):

--------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended                                                                 Sept 29, 2002    Sept 30, 2001    Oct 1, 2000
--------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                      $     215,073    $     181,210   $      94,564
      Unrealized holding gains/(losses) on available-for-sale securities, net of tax benefit/(provision) of ($231), ($434) and $52 in
        2002, 2001 and 2000, respectively                                                   394              738             (85)
      Unrealized holding gains on cash flow hedges, net of tax provision
        of $1,066, $683 and $0 in 2002, 2001 and 2000, respectively                       1,815            1,163              --
      Unrealized holding gains/(losses) on net investment hedges, net of tax benefit/(provision) of $415, ($109) and $0 in 2002, 2001
        and  2000, respectively                                                            (706)             186              --
      Reclassification adjustment for gains realized in net income, net of tax
        provision of $1,769, $0 and $48 in 2002, 2001 and 2000, respectively             (3,012)              --             (78)
--------------------------------------------------------------------------------------------------------------------------------
      Net unrealized gain/(loss)                                                         (1,509)           2,087            (163)
--------------------------------------------------------------------------------------------------------------------------------
      Translation adjustment                                                             (1,664)           3,481          (6,867)
--------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                        $     211,900    $     186,778   $      87,534
--------------------------------------------------------------------------------------------------------------------------------

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

The following summarizes all stock option transactions from October 3, 1999, through September 29, 2002:

------------------------------------------------------------------------------------------------------
                                                            Weighted                         Weighted
                                                            Average         Shares           Average
                                          Shares            Exercise       Subject to        Exercise
                                        Subject to           Price        Exercisable         Price
                                          Options          Per Share        Options         Per Share
------------------------------------------------------------------------------------------------------
Outstanding, October 3, 1999            45,141,102         $    8.42      24,161,650        $    6.78
      Granted                            9,410,330             12.42
      Exercised                         (8,943,570)             6.54
      Cancelled                         (3,718,136)            10.71
------------------------------------------------------------------------------------------------------
Outstanding, October 1, 2000            41,889,726              9.55      20,330,740             7.82
      Granted                            9,907,292             20.48
      Exercised                         (6,289,892)             7.45
      Cancelled                         (2,496,195)            14.22
------------------------------------------------------------------------------------------------------
Outstanding, September 30, 2001         43,010,931             12.13      24,407,135             9.16
      Granted                           10,262,709             15.79
      Exercised                         (9,830,136)             9.29
      Cancelled                         (2,983,701)            15.15
------------------------------------------------------------------------------------------------------
Outstanding, September 29, 2002         40,459,803         $   13.55      20,975,598        $   11.07
------------------------------------------------------------------------------------------------------

As of September 29, 2002, there were 34.8 million shares of common stock available for issuance pursuant to future stock option grants.

Additional information regarding options outstanding as of September 29, 2002, is as follows:

                                         Options Outstanding                   Options Exercisable
                              ----------------------------------------     ---------------------------
                                              Weighted
                                               Average        Weighted                        Weighted
                                              Remaining       Average                         Average
        Range of                             Contractual      Exercise                        Exercise
     Exercise Prices            Shares       Life (Years)      Price         Shares            Price
------------------------------------------------------------------------------------------------------
 $ 2.84     -     $  9.20      9,762,067         4.05         $   7.45      9,250,255         $   7.36
   9.21     -       11.63      9,577,220         6.47            11.07      6,768,224            10.95
  11.88     -       14.80      9,991,522         8.50            14.37      1,539,580            13.00
  15.34     -       20.19      8,546,478         8.10            19.70      2,389,383            19.67
  20.25     -       25.11      2,582,516         8.70            22.34      1,028,156            22.26
------------------------------------------------------------------------------------------------------
 $ 2.84     -     $ 25.11     40,459,803         6.87         $  13.55     20,975,598         $  11.07
------------------------------------------------------------------------------------------------------

Employee Stock Purchase Plans

The Company has an employee stock purchase plan which provides that eligible employees may contribute up to 10% of their base earnings towards the quarterly purchase of the Company's common stock. The employee's purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the quarterly offering period. Employees may purchase shares having a fair market value of up to $25,000 (measured as of the first day of each quarterly offering period for each calendar year). No compensation expense is recorded in connection with the plan. The total number of shares issuable under the plan is 16.0 million. There were 991,742 shares issued under the plan during fiscal 2002 at prices ranging from $12.58 to $19.81. There were 813,635 shares issued under the plan during fiscal 2001 at prices ranging from $12.70 to $18.28. There were 807,542 shares issued under the plan during fiscal 2000 at prices ranging from $10.19 to $16.36. The plan has purchased a total of
4.9 million shares since inception, leaving 11.1 million shares available for future issuance. Of the 32,950 employees eligible to participate, 9,126 were participants in the plan as of September 29, 2002.

Starbucks has an additional employee stock purchase plan which allows eligible United Kingdom employees to save towards the purchase of the Company's common stock. The plan is in compliance with applicable tax laws in the United Kingdom. The employee's purchase price is 85% of the fair value of the stock on the first business day of a three-year offering period. No compensation expense was recorded in connection with the plan during fiscal 2002. The total number of shares issuable under the plan is 600,000, none of which have been issued as of September 29, 2002.

Deferred Stock Plan

The Company has a deferred stock plan for certain key employees that enables participants in the plan to defer receipt of ownership of common shares from the exercise of non-qualified stock options. The minimum deferral period is five years. As of September 29, 2002, receipt of 1,697,100 shares was deferred under the terms of this plan. The rights to receive these shares, represented by common stock units, are included in the calculation of basic and diluted earnings per share as common stock equivalents.

Accounting for Stock-based Compensation

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for stock-based compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, because the grant price equals the market price on the date of grant, no compensation expense is recognized for stock options issued to employees.

Had compensation cost for the Company's stock options been recognized based upon the estimated fair value on the grant date under the fair value methodology prescribed by SFAS No. 123, the Company's net earnings and earnings per share would have been as follows (in thousands, except earnings per share):

--------------------------------------------------------------------------------
                                                                     Pro Forma
                                                      As             Under SFAS
Fiscal year ended                                  Reported           No. 123
--------------------------------------------------------------------------------
September 29, 2002:
      Net earnings                               $    215,073       $    177,627
      Net earnings per common share:
           Basic                                 $       0.56       $       0.46
           Diluted                               $       0.54       $       0.45
--------------------------------------------------------------------------------
September 30, 2001:
      Net earnings                               $    181,210       $    140,675
      Net earnings per common share:
           Basic                                 $       0.48       $       0.37
           Diluted                               $       0.46       $       0.36
--------------------------------------------------------------------------------
October 1, 2000:
      Net earnings                               $     94,564       $     66,241
      Net earnings per common share:
           Basic                                 $       0.25       $       0.18
           Diluted                               $       0.24       $       0.17
--------------------------------------------------------------------------------

The fair value of stock-based awards to employees is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

----------------------------------------------------------------------------------------------------------------------------
                                           Employee Stock Options                      Employee Stock Purchase Plan
                                --------------------------------------------    --------------------------------------------
                                    2002            2001            2000            2002           2001            2000
----------------------------------------------------------------------------------------------------------------------------
Expected life (years)              2 - 5           2 - 5           2 - 6            0.25           0.25            0.25
Expected volatility               43 - 54%          57%             55%           33 - 51%        41 - 49%        42 - 82%
Risk-free interest rate         1.63 - 4.96%    2.37 - 5.90%    5.65 - 6.87%    1.93 - 2.73%    2.35 - 4.68%    5.97 - 6.40%
Expected dividend yield             0.00%           0.00%           0.00%           0.00%          0.00%           0.00%
----------------------------------------------------------------------------------------------------------------------------

The Company's valuations are based upon a multiple option valuation approach, and forfeitures are recognized as they occur. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock-price volatility. The Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Because Company stock options do not trade on a secondary exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase, above the grant price, in the market price of the Company's stock. Such an increase in stock price would benefit all stockholders commensurately.

As required by SFAS No. 123, the Company has determined that the weighted average estimated fair values of options granted during fiscal 2002, 2001 and 2000 were $6.48, $8.98 and $5.37 per share, respectively.

In applying SFAS No. 123, the impact of outstanding stock options granted prior to 1996 has been excluded from the pro forma calculations; accordingly, the 2002 pro forma adjustments are not necessarily indicative of future period pro forma adjustments.

Defined Contribution Plans

Starbucks maintains voluntary defined contribution plans covering eligible employees as defined in the plan documents. Participating employees may elect to defer and contribute a portion of their compensation to the plan up to plan limits of approximately 19%, not to exceed the dollar amounts set by applicable laws. Effective January 1, 2003, participating employees may elect to defer and contribute up to 50% of their compensation. For certain plans, the Company matched 25% of each employee's eligible contribution up to a maximum of the first 4% of each employee's compensation. Beginning April 1, 2002, the Company's matching contributions for the majority of its plans were increased to a maximum of 150%, depending on participants' years of service.

The Company's matching contributions to all plans were approximately $3.1 million, $1.6 million and $1.1 million in fiscal 2002, 2001 and 2000, respectively.

NOTE 13: INCOME TAXES

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

----------------------------------------------------------------------------------------------------------
Fiscal year ended                                         Sept 29, 2002     Sept 30, 2001     Oct 1, 2000
----------------------------------------------------------------------------------------------------------
Statutory rate                                                    35.0%              35.0%           35.0%
State income taxes, net of federal income tax benefit              3.4                3.8             3.7
Valuation allowance change from prior year                        (0.9)               0.9             3.5
Other, net                                                        (0.5)              (2.4)           (1.1)
----------------------------------------------------------------------------------------------------------
Effective tax rate                                                37.0%              37.3%           41.1%
----------------------------------------------------------------------------------------------------------

The provision for income taxes consists of the following (in thousands):

--------------------------------------------------------------------------------
Fiscal year ended              Sept 29, 2002     Sept 30, 2001      Oct 1, 2000
--------------------------------------------------------------------------------
Currently payable:
  Federal                      $     109,154     $      91,750     $      70,157
  State                               16,820            17,656            12,500
  Foreign                              5,807             3,198             1,601
Deferred tax asset, net               (5,468)           (4,892)          (18,252)
--------------------------------------------------------------------------------
Total                          $     126,313     $     107,712     $      66,006
--------------------------------------------------------------------------------

Deferred income taxes or tax benefits reflect the tax effect of temporary differences between the amounts of assets and liabilities for financial reporting purposes and amounts as measured for tax purposes. The Company will establish a valuation allowance if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management's assessments of realizable deferred tax assets. The valuation allowance as of September 29, 2002, was related to losses from investments in majority-owned foreign subsidiaries; the valuation allowance as of September 30, 2001, was related to losses from investments in majority-owned foreign subsidiaries and from Internet-related companies. The tax effect of temporary differences and carryforwards that cause significant portions of deferred tax assets and liabilities is as follows (in thousands):

------------------------------------------------------------------------------------------
                                                            Sept 29, 2002    Sept 30, 2001
------------------------------------------------------------------------------------------
Deferred tax assets:
       Equity and other investments                         $      14,026    $       3,784
       Capital loss carry forwards                                  6,077           17,448
       Accrued occupancy costs                                     14,597           12,317
       Accrued compensation and related costs                      12,726            9,898
       Other accrued expenses                                      16,608            7,245
       Foreign tax credits                                         10,199            5,199
       Other                                                        6,971              164
------------------------------------------------------------------------------------------
       Total                                                       81,204           56,055
       Valuation allowance                                         (5,476)          (8,704)
------------------------------------------------------------------------------------------
Total deferred tax asset, net of valuation allowance               75,728           47,351
Deferred tax liabilities:
       Property, plant and equipment                              (50,819)         (34,260)
       Other                                                       (5,199)            (355)
------------------------------------------------------------------------------------------
       Total                                                      (56,018)         (34,615)
------------------------------------------------------------------------------------------
Net deferred tax asset                                      $      19,710    $      12,736
------------------------------------------------------------------------------------------

As of September 29, 2002, the Company had foreign tax credit carryforwards of $10.2 million with expiration dates between fiscal years 2004 and 2008. The Company also had capital loss carryforwards of $15.8 million expiring in 2006.

Taxes currently payable of $32.8 million and $50.3 million are included in "Accrued taxes" on the accompanying consolidated balance sheets as of September 29, 2002, and September 30, 2001, respectively.

NOTE 14: EARNINGS PER SHARE

The following table represents the calculation of net earnings per common share
- basic (in thousands, except earnings per share):

------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended                                                              Sept 29, 2002     Sept 30, 2001     Oct 1, 2000
------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                   $     215,073     $     181,210     $    94,564
      Weighted average common shares and common stock units outstanding              385,575           380,566         371,191
------------------------------------------------------------------------------------------------------------------------------
Net earnings per common share - basic                                          $        0.56     $        0.48     $      0.25
------------------------------------------------------------------------------------------------------------------------------

The following table represents the calculation of net earnings per common and common equivalent share - diluted (in thousands, except earnings per share):

-----------------------------------------------------------------------------------------------------------------------------
Fiscal year ended                                                               Sept 29, 2002    Sept 30, 2001    Oct 1, 2000
-----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                    $     215,073    $     181,210    $    94,564
      Weighted average common shares and common stock units outstanding               385,575          380,566        371,191
      Dilutive effect of outstanding common stock options                              11,951           13,783         14,808
-----------------------------------------------------------------------------------------------------------------------------
        Weighted average common and common equivalent shares outstanding              397,526          394,349        385,999
-----------------------------------------------------------------------------------------------------------------------------
Net earnings per common and common equivalent share - diluted                   $        0.54    $        0.46    $      0.24
-----------------------------------------------------------------------------------------------------------------------------

Options with exercise prices greater than the average market price were not included in the computation of diluted earnings per share. These options totaled
1.8 million, 0.9 million and 0.3 million in fiscal 2002, 2001 and 2000, respectively.

NOTE 15: COMMITMENTS AND CONTINGENCIES

In connection with various yen denominated bank loans entered into by Starbucks Coffee Japan, Ltd., the Company guaranteed approximately $11.8 million of the outstanding debt in the event of default by Starbucks Coffee Japan, Ltd.

On June 20, 2001, and July 2, 2001, two purported class action lawsuits against the Company entitled James Carr, et al. v. Starbucks Corporation and Olivia Shields, et al. v. Starbucks Corporation, were filed in the Superior Courts of California, Alameda and Los Angeles Counties, respectively. On April 19, 2002, Starbucks announced that it had reached an agreement to settle both lawsuits and fully resolve all claims brought by the plaintiffs without engaging in protracted litigation. Accordingly, Starbucks recorded an $18.0 million charge, which is included in "General and administrative expenses" on the accompanying consolidated financial statement of earnings, for the estimated payment of claims to eligible class members, attorney's fees and costs, and costs to a third-party claims administrator, as well as applicable employer payroll taxes. On December 17, 2002, the settlement was approved. Claims under the settlement agreement will be paid on a "claims made" basis. The Company expects most claims will be paid in the second quarter of fiscal 2003.

In addition to the California lawsuits described above, the Company is party to various legal proceedings arising in the ordinary course of its business, but it is not currently a party to any legal proceeding that management believes would have a material adverse effect on the consolidated financial position or results of operations of the Company.

NOTE 16: SEGMENT REPORTING

The Company is organized into a number of business units, which correspond to the Company's operating segments.

North American Retail

North American Retail, which represents 92.5% of total retail revenues and 78.6% of total net revenues, sells coffee and other beverages, whole bean coffees, complementary food, coffee brewing equipment and merchandise through Company-operated retail stores in the United States and Canada.

Business Alliances

At the beginning of fiscal 2001, the Company's North American foodservice and retail store licensing operations were combined into a single business unit due to their common customer universe and the determination that separate segment reporting of Business Alliances was appropriate under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Business Alliances, which represents 44.8% of total specialty revenues and 6.8% of total net revenues, sells whole bean and ground coffees through foodservice accounts. In addition, Business Alliances sells coffee and related products for resale through North American retail store licensing agreements and receives license fees and royalties.

All other business units

The remainder of the Company's business units individually represent less than 10% of total net revenues. These include International Retail (comprised of international Company-operated retail stores), international retail store licensing, grocery channel licensing, warehouse club accounts, interactive operations, equity investees and other initiatives related to the Company's core businesses. These business units are managed and evaluated independently and do not meet the quantitative thresholds of a reportable segment under SFAS No. 131.

Revenues from these segments include both sales to unaffiliated customers and sales between segments, which are accounted for on a basis consistent with sales to unaffiliated customers. Segment information has been prepared using a management approach that is consistent with the basis and manner in which the Company's management internally reviews financial information for operational decision making purposes. However, intersegment revenues, consisting primarily of product sales to and from subsidiaries and equity method investees, and other intersegment transactions, which are included in the information presented below, have been eliminated on the accompanying consolidated financial statements.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1. Operating income represents earnings before "Interest and other income, net," "Internet-related investment losses," "Gain on sale of investment" and "Income taxes." No allocations of overhead, interest or income taxes are made to the segments. Identifiable assets by segment are those assets used in the Company's operations in each segment. General corporate assets include cash and investments, unallocated assets of the corporate headquarters and roasting facilities, deferred taxes and certain intangibles. Management evaluates performance of the segments based on direct product sales and operating costs.

The table below presents information by operating segment (in thousands):

------------------------------------------------------------------------------------------------------------------
                                                                                     Intersegment
                                            North                      All other     eliminations/
                                           American       Business      business     Unallocated
Fiscal year ended                          Retail(1)       Alliances    units(1)     corporate(2)          Total
------------------------------------------------------------------------------------------------------------------
Fiscal 2002:
Total net revenues                        $2,583,756     $ 222,410     $ 553,573       $ (70,831)      $ 3,288,908
Earnings before income taxes (1) (2)         432,513        56,605        63,021        (210,753)          341,386
Depreciation and amortization expenses       143,337         6,153        27,331          28,736           205,557
Income from equity investees                       -             -        22,014          13,818            35,832
Identifiable assets                          897,651        51,662       357,997         985,426         2,292,736
------------------------------------------------------------------------------------------------------------------
Fiscal 2001:
Total net revenues                        $2,086,354     $ 193,574     $ 419,843       $ (50,791)      $ 2,648,980
Earnings before income taxes (1) (2)         336,434        50,165        70,116        (167,793)          288,922
Depreciation and amortization expenses       115,061         5,278        17,768          25,394           163,501
Income from equity investees                       -             -        17,556          11,059            28,615
Identifiable assets                          873,306        57,578       217,027         698,608         1,846,519
------------------------------------------------------------------------------------------------------------------
Fiscal 2000:
Total net revenues                        $1,734,929     $ 160,812     $ 305,080       $ (23,207)       $ 2,177,614
Earnings before income taxes (1) (2)         249,924        43,777        53,323        (186,454)           160,570
Depreciation and amortization expenses        94,312         3,547        10,117          22,256            130,232
Income from equity investees                       -             -        15,139           5,161             20,300
Identifiable assets                          664,773        52,596       111,521         659,434          1,488,324
------------------------------------------------------------------------------------------------------------------

(1) North American Retail and International Retail regularly monitor the financial results of their Company-operated retail stores and accumulate historical operating measures to identify performance trends in various markets. Provisions for long-lived asset impairment are recorded when, among other things, retail stores are unable to generate current and future estimated undiscounted cash flows in excess of asset carrying values, consisting primarily of leasehold improvements. Gains and losses on disposals are generated primarily through renovation activities. As a result of these activities, Starbucks recorded provisions and net losses of $26.0 million, $7.3 million and $4.4 million in fiscal 2002, 2001 and 2000, respectively.

(2) Unallocated corporate includes general and administrative expenses, certain depreciation expenses on general and administrative related assets, as well as amounts included in "Interest and other income, net," "Internet-related investment losses," and "Gain on sale of investment" on the accompanying consolidated statements of earnings.

The tables below represent information by geographic area (in thousands):

--------------------------------------------------------------------------------------------------
Fiscal year ended                                Sept 29, 2002     Sept 30, 2001      Oct 1, 2000
--------------------------------------------------------------------------------------------------
Net Revenues from external customers:
United States                                    $   2,830,650     $   2,301,013     $   1,910,092
Foreign countries                                      458,258           347,967           267,522
--------------------------------------------------------------------------------------------------
Total                                            $   3,288,908     $   2,648,980     $   2,177,614
--------------------------------------------------------------------------------------------------

Revenues from foreign countries are based on the location of the customers and consist primarily of retail revenues from Canada and the United Kingdom as well as specialty revenues generated from product sales to international licensees. No customer accounts for 10% or more of the Company's revenues.

--------------------------------------------------------------------------------
Fiscal year ended              Sept 29, 2002     Sept 30, 2001      Oct 1, 2000
--------------------------------------------------------------------------------
Long-lived assets:
United States                  $   1,206,101     $   1,065,448     $     915,762
Foreign countries                    239,097           187,146           114,328
--------------------------------------------------------------------------------
Total                          $   1,445,198     $   1,252,594     $   1,030,090
--------------------------------------------------------------------------------

Assets attributed to foreign countries are based on the country in which those assets are located.

NOTE 17: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information in fiscal 2002 and 2001 is as follows (in thousands, except earnings per share):

------------------------------------------------------------------------------------------
                                                  First     Second      Third      Fourth
------------------------------------------------------------------------------------------
2002 quarter:
     Net revenues                               $ 805,335  $ 783,217  $ 835,158  $ 865,198
     Operating income                              92,646     48,780     87,709     89,590
     Net earnings                                  68,355     32,077     56,174     58,467
     Net earnings per common share - diluted    $    0.17  $    0.08  $    0.14  $    0.15
------------------------------------------------------------------------------------------
2001 quarter:
     Net revenues                               $ 667,387  $ 629,288  $ 662,769  $ 689,536
     Operating income                              76,057     50,854     71,307     82,876
     Net earnings                                  48,995     32,210     46,757     53,248
     Net earnings per common share - diluted    $    0.12  $    0.08  $    0.12  $    0.14
------------------------------------------------------------------------------------------

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Starbucks Corporation is responsible for the preparation and integrity of the financial statements included in this Annual Report to Shareholders. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments where necessary. Financial information included elsewhere in this Annual Report is consistent with these financial statements.

Management maintains a system of internal controls and procedures designed to provide reasonable assurance that transactions are executed in accordance with proper authorization, transactions are properly recorded in the Company's records, assets are safeguarded and accountability for assets is maintained. The concept of reasonable assurance is based on the recognition that the cost of maintaining our system of internal accounting controls should not exceed benefits expected to be derived from the system. Internal controls and procedures are periodically reviewed and revised, when appropriate, due to changing circumstances and requirements. In addition, the Company's internal audit department assesses the effectiveness and adequacy of internal controls on a regular basis and recommends improvements when appropriate. Management considers the internal auditors' and independent auditors' recommendations concerning the Company's internal controls and takes steps to implement those that are believed to be appropriate in the circumstances.

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

The Audit Committee, all of whose members are outside directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit Committee meets periodically with management, the independent auditors and the internal auditors, jointly and separately, to review financial reporting matters as well as to ensure that each is properly discharging its responsibilities. The independent auditors and the internal auditors have full and free access to the Committee without the presence of management to discuss the results of their audits, the adequacy of internal accounting controls and the quality of financial reporting.

/s/ ORIN C. SMITH                             /s/ MICHAEL CASEY
ORIN C. SMITH                                 MICHAEL CASEY
president and                                 executive vice president,
chief executive officer                       chief financial officer and
                                              chief administrative officer

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF STARBUCKS CORPORATION SEATTLE, WASHINGTON

We have audited the accompanying consolidated balance sheets of Starbucks Corporation and subsidiaries (the Company) as of September 29, 2002, and September 30, 2001, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years ended September 29, 2002, September 30, 2001, and October 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 29, 2002, and September 30, 2001, and the results of its operations and its cash flows for the years ended September 29, 2002, September 30, 2001, and October 1, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Seattle, Washington
December 4, 2002

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

--------------------------------------------------------------------------------
                                                        HIGH               LOW
--------------------------------------------------------------------------------
September 29, 2002:
      Fourth Quarter                                  $  24.36          $  18.63
      Third Quarter                                      25.63             22.02
      Second Quarter                                     24.07             19.51
      First Quarter                                      19.91             14.56
September 30, 2001:
      Fourth Quarter                                  $  22.77          $  14.00
      Third Quarter                                      23.00             18.58
      Second Quarter                                     25.00             20.03
      First Quarter                                      24.94             19.16
--------------------------------------------------------------------------------

As of December 16, 2002, the Company had 11,004 shareholders of record. The Company has never paid any dividends on its common stock. The Company presently intends to retain earnings for use in its business and, therefore, does not anticipate paying a cash dividend in the near future.

The Company's Annual Report on Form 10-K for the fiscal year ended September 29, 2002, without the exhibits thereto, may be obtained without charge by accessing the Company's filings at www.sec.gov or by sending a request to Investor Relations at the address, phone number or email address below.

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

CORPORATE SOCIAL RESPONSIBILITY

Starbucks demonstrates its commitment to corporate social responsibility ("CSR") by conducting its business in ways that produce social, environmental and economic benefits to the communities where Starbucks operates. The Company aligns its principles for social responsibility with its overall strategy and business operations. As a result, Starbucks believes it delivers benefits to the Company and its stakeholders - partners, customers, suppliers, shareholders, community members and others - while distinguishing Starbucks as a leader within the coffee industry.

Providing open communication and transparency helps the Company be accountable to its stakeholders. To support this goal, Starbucks publishes a CSR Annual Report. Starbucks fiscal 2002 CSR Annual Report is available online at www.starbucks.com/aboutus/csr.asp. To request a printed copy of the report, call 1-800-STARBUC (1-800-782-7282) and dial "0" to be connected with a service representative, or fax your request to 1-800-782-7286.