Form 10-K, Exhibit 13
period 2003-09-28
STARBUCKS CORP
filed 2003-12-23
CIK 829224

                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA
In thousands, except earnings per share and store operating data

The following selected financial data have been derived from the consolidated financial statements of Starbucks Corporation (the "Company"). The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the section "Certain Additional Risks and Uncertainties" in the Company's annual report on Form 10-K and the Company's consolidated financial statements and notes thereto.

                                                   Sept 28, 2003     Sept 29, 2002   Sept 30, 2001     Oct 1, 2000      Oct 3, 1999
As of and for the fiscal year ended (1)               (52 Wks)         (52 Wks)        (52 Wks)          (52 Wks)         (53 Wks)
---------------------------------------               --------         --------        --------          --------         --------
RESULTS OF OPERATIONS DATA
Net revenues:
  Retail                                             $3,449,624       $2,792,904       $2,229,594       $1,823,607       $1,423,389
  Specialty                                             625,898          496,004          419,386          354,007          263,439
                                                     ----------       ----------       ----------       ----------       ----------
Total net revenues                                    4,075,522        3,288,908        2,648,980        2,177,614        1,686,828
Operating income (2)                                    424,713          316,338          280,219          212,190          156,641
Internet-related investment losses (3)                       --               --            2,940           58,792               --
Gain on sale of investment (3)                               --           13,361               --               --               --
Net earnings (2)                                     $  268,346       $  212,686       $  180,335       $   94,502       $  101,623
Net earnings per common share - diluted (2)(4)       $     0.67       $     0.54       $     0.46       $     0.24       $     0.27
Cash dividends per share                                     --               --               --               --               --
                                                     ----------       ----------       ----------       ----------       ----------
BALANCE SHEET DATA
Working capital                                      $  315,326       $  310,048       $  148,661       $  146,568       $  135,303
Total assets (2)                                      2,729,746        2,214,392        1,783,470        1,435,026        1,188,578
Long-term debt (including current portion)                5,076            5,786            6,483            7,168            7,691
Shareholders' equity (2)                             $2,082,427       $1,723,189       $1,374,865       $1,148,212       $  960,887
                                                     ----------       ----------       ----------       ----------       ----------
STORE OPERATING DATA (5)
Percentage change in comparable store sales: (6)
  United States                                               9%               7%               5%               9%               6%
  International                                               7%               1%               3%              12%               8%
  Consolidated                                                8%               6%               5%               9%               6%

Stores opened during the year: (7)
  United States
    Company-operated stores                                 506              503              498              388              394
    Licensed stores                                         315              264              268              342               42
  International
    Company-operated stores                                  96              111              149               96               53
    Licensed stores                                         284              299              293              177              123
                                                     ----------       ----------       ----------       ----------       ----------
  Total                                                   1,201            1,177            1,208            1,003              612
                                                     ----------       ----------       ----------       ----------       ----------
Stores open at year end:
  United States(8)
    Company-operated stores                               3,779            3,209            2,706            2,208            1,820
    Licensed stores                                       1,422            1,033              769              501              159
  International
    Company-operated stores                                 767              671              560              411              315
    Licensed stores                                       1,257              973              674              381              204
                                                     ----------       ----------       ----------       ----------       ----------
  Total                                                   7,225            5,886            4,709            3,501            2,498
                                                     ----------       ----------       ----------       ----------       ----------

(1) The Company's fiscal year ends on the Sunday closest to September 30. All fiscal years presented include 52 weeks, except fiscal 1999, which includes 53 weeks.

(2) Amounts have been retroactively adjusted for the effect of the application of the equity method of accounting for the Company's additional equity ownership interests in Austria, Shanghai, Spain, Switzerland and Taiwan. See Notes to Consolidated Financial Statements (Note 2).

(3)   See Notes to Consolidated Financial Statements (Notes 4 and 7).

(4) Earnings per share data for fiscal years presented above have been restated to reflect the two-for-one stock splits in fiscal 2001 and 1999.

(5)   Store operating data reflects Canada within the international category.

(6)   Includes only Company-operated stores open 13 months or longer.

(7)   Store openings are reported net of closures.

(8) United States stores open at fiscal 2003 year end include 43 Seattle's Best Coffee ("SBC") and 21 Torrefazione Italia Company-operated stores and 74 SBC franchised stores.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Starbucks Corporation's fiscal year ends on the Sunday closest to September 30. Fiscal years 2003, 2002 and 2001 each had 52 weeks. The fiscal year ending on October 3, 2004, will include 53 weeks.

ACQUISITIONS

On July 14, 2003, the Company acquired Seattle Coffee Company ("SCC") from AFC Enterprises, Inc. SCC includes the Seattle's Best Coffee(R) and Torrefazione Italia(R) brands, which complement the Company's existing portfolio of products. The results of operations of SCC are included in the accompanying consolidated financial statements from the date of purchase. The $70 million all-cash purchase transaction generated goodwill of approximately $43 million and indefinite-lived intangibles, consisting of trade names and recipes, of approximately $13 million. Pro forma results of operations have not been provided, as the amounts were not deemed material to, the consolidated financial statements of Starbucks.

During fiscal 2003, Starbucks increased its equity ownership to 50% for its international licensed operations in Austria, Shanghai, Spain, Switzerland and Taiwan, which enabled the Company to exert significant influence over their operating and financial policies. For these operations, management determined that a change in accounting method, from the cost method to the equity method, was required. This accounting change included adjusting previously reported information for the Company's proportionate share of net losses as required by Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

As shown in the table below, the cumulative effect of the accounting change to the equity method resulted in reductions of net earnings of $2.4 million and $0.9 million for the 52 weeks ended September 29, 2002, and September 30, 2001, respectively (in thousands, except earnings per share):

                                                      52 weeks ended
                                                      --------------
                                             Sept 29, 2002     Sept 30, 2001
                                             -------------     -------------
Net earnings, previously reported             $   215,073       $   181,210
Effect of change to equity method                  (2,387)             (875)
                                              -----------       -----------
Net earnings, as restated                     $   212,686       $   180,335
                                              ===========       ===========
Net earnings per common share - basic:
  Previously reported                         $      0.56       $      0.48
                                              ===========       ===========
  As restated                                 $      0.55       $      0.47
                                              ===========       ===========

Net earnings per common share - diluted:
  Previously reported                         $      0.54       $      0.46
                                              ===========       ===========
  As restated                                 $      0.54       $      0.46
                                              ===========       ===========

Additionally, a reduction of net earnings for the effects of the accounting change prior to fiscal 2001 of $0.2 million was recorded.

RECLASSIFICATIONS

During the fiscal first quarter of 2004, the Company realigned its resources to better manage its rapidly growing operations. In connection with this process, classification of operating expenses within the consolidated statements of earnings was evaluated using broad-based definitions of retail, specialty and general and administrative functions. As a result, management determined that certain functions not directly supporting retail or non-retail operations, such as executive, administrative, finance and risk management overhead primarily within international operations, would be more appropriately classified as "General and administrative expenses" than as store or other operating expenses. Accordingly, amounts in prior year periods have been reclassified to conform to current year classifications.

RESULTS OF OPERATIONS - FISCAL 2003 COMPARED TO FISCAL 2002

The following table sets forth the percentage relationship to total net revenues, unless otherwise indicated, of certain items included in the Company's consolidated statements of earnings:

                                           Sept 28, 2003   Sept 29, 2002   Sept 30, 2001
Fiscal year end                              (52 Wks)        (52 Wks)        (52 Wks)
---------------                              --------        --------        --------
STATEMENTS OF EARNINGS DATA
Net revenues:
  Retail                                         84.6%           84.9%           84.2%
  Specialty                                      15.4            15.1            15.8
                                                -----           -----           -----
Total net revenues                              100.0           100.0           100.0

Cost of sales including occupancy                41.4            41.0            42.0
Store operating expenses (1)                     40.0            39.7            38.9
Other operating expenses (2)                     22.6            21.4            17.3
Depreciation and amortization expenses            5.8             6.3             6.2
General and administrative expenses               6.0             7.1             6.8
Income from equity investees                      0.9             1.0             1.0
    Operating income                             10.4             9.6            10.6

Interest and other income, net                    0.3             0.3             0.4
Internet-related investment losses                0.0             0.0             0.1
Gain on sale of investment                        0.0             0.4             0.0
                                                -----           -----           -----
Earnings before income taxes                     10.7            10.3            10.9
Income taxes                                      4.1             3.8             4.1
                                                -----           -----           -----
    Net earnings                                  6.6%            6.5%            6.8%
                                                -----           -----           -----

(1)   Shown as a percentage of retail revenues.

(2)   Shown as a percentage of specialty revenues.

CONSOLIDATED RESULTS OF OPERATIONS

Net revenues for the fiscal year ended 2003 increased 23.9% to $4.1 billion from $3.3 billion for the corresponding period in fiscal 2002. During the fiscal year ended 2003, Starbucks derived approximately 85% of total net revenues from its Company-operated retail stores. Retail revenues increased 23.5% to $3.4 billion for the fiscal year ended 2003, from $2.8 billion for the corresponding period of fiscal 2002. This increase was due primarily to the opening of 602 new Company-operated retail stores in the last 12 months, comparable store sales growth of 8% driven almost entirely by increased transactions and the July 2003 acquisition of 49 Seattle's Best Coffee and 21 Torrefazione Italia stores. Management believes increased customer traffic continues to be driven by new product innovation, continued popularity of core products, a high level of customer satisfaction and improved speed of service through enhanced technology, training and execution at retail stores.

The Company derived the remaining 15% of total net revenues from its Specialty Operations. Specialty revenues increased $129.9 million, or 26.2%, to $625.9 million for the fiscal year ended 2003, from $496.0 million for the corresponding period in fiscal 2002. Of the total growth, expanded Starbucks retail licensing operations provided $70.3 million, or 54.1%, broader distribution and additional accounts in foodservice provided $24.5 million, or 18.9%, and an increase in the grocery and warehouse club business provided $22.0 million, or 16.9%.

Cost of sales and related occupancy costs increased to 41.4% of total net revenues in fiscal 2003, from 41.0% in fiscal 2002. The increase was primarily due to higher green coffee costs and a shift in specialty revenue mix to lower margin products. The Company's green coffee costs reached an historic low for Starbucks in the second and third fiscal quarters of 2002 and have gradually increased since then. These increases were partially offset by leverage gained on fixed occupancy costs distributed over an expanded revenue base.

Store operating expenses as a percentage of retail revenues increased to 40.0% in fiscal 2003, from 39.7% in fiscal 2002, primarily due to higher payroll-related and advertising expenditures. Payroll-related costs have increased primarily due to an increase in the number of partners who qualify for the Company's medical and vacation benefits. Advertising expenditures increased in fiscal 2003 due to promotions for new and existing products. These increases were partially offset by lower provisions for asset impairment for international Company-operated retail stores in 2003 as compared to the prior year.

Other operating expenses (expenses associated with the Company's Specialty Operations) were 22.6% of specialty revenues in fiscal 2003, compared to 21.4% in fiscal 2002, primarily due to higher payroll-related expenditures to support the continued development of the Company's foodservice distribution network and international infrastructure, including regional offices and field personnel.

Depreciation and amortization expenses increased to $237.8 million in fiscal 2003, from $205.6 million in fiscal 2002, primarily due to opening 602 Company-operated retail stores in the last 12 months and the refurbishment of existing Company-operated retail stores.

General and administrative expenses increased to $244.6 million in fiscal 2003, compared to $234.6 million in fiscal 2002, which included an $18.0 million charge for the litigation settlement of two California class action lawsuits. Excluding the litigation charge, general and administrative expenses increased $28.0 million from the comparable period in fiscal 2002 due to higher payroll-related expenditures and costs related to the acquisition of Seattle Coffee Company. General and administrative expenses as a percentage of total net revenues decreased to 6.0% in fiscal 2003, compared to 7.1% in fiscal 2002.

Operating income increased 34.3% to $424.7 million in fiscal 2003, from $316.3 million in fiscal 2002. The operating margin increased to 10.4% of total net revenues in fiscal 2003, compared to 9.6% in fiscal 2002 primarily due to leverage gained on fixed costs spread over an expanding revenue base, partially offset by higher green coffee costs, as discussed above.

Income from equity investees was $38.4 million in fiscal 2003, compared to $33.4 million in fiscal 2002. The increase was mainly attributable to continued strong results by The North American Coffee Partnership, the Company's 50 percent owned ready-to-drink partnership with the Pepsi-Cola Company, from expanded product lines, lower direct costs and manufacturing efficiencies. Partially offsetting this increase was the Company's proportionate share of the net losses of Starbucks Japan, Ltd. ("Starbucks Japan") in fiscal 2003, compared to a net profit in fiscal 2002, primarily due to lower average sales per store.

Net interest and other income, which primarily consists of interest income, increased to $11.6 million in fiscal 2003, from $9.3 million in fiscal 2002. The growth was a result of increased interest received on higher balances of cash, cash equivalents and liquid securities during fiscal 2003, compared to the prior year, and gains realized on market revaluations of the Company's trading securities, compared to realized losses on this portfolio in the prior year.

The Company's effective tax rate for fiscal 2003 was 38.5% compared to 37.3% in fiscal 2002 as a result of a shift in the composition of the Company's pretax earnings in fiscal 2003. Operations based in the United States had higher pretax earnings and comprised a higher proportion of consolidated pretax earnings during fiscal 2003. In addition, international operations, which are in various phases of development, generated greater nondeductible losses than anticipated. Management expects the effective tax rate to be 38.0% for fiscal 2004.

OPERATING SEGMENTS

Segment information is prepared on the basis that Company's management internally reviews financial information for operational decision making purposes. Starbucks revised its segment reporting into two distinct, geographically based operating segments: United States and International. This change was in response to internal management realignments in the fiscal first quarter of 2004 and management's evaluation of the requirements of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

United States
The Company's United States operations ("United States") represent 86% of retail revenues, 81% of specialty revenues and 85% of total net revenues. Company-operated retail stores sell coffee and other beverages, whole bean coffees, complementary food, coffee brewing equipment and merchandise. Non-retail activities within the United States include: licensed operations, foodservice accounts and other initiatives related to the Company's core businesses.

International
The Company's international operations ("International") represent the remaining 14% of retail revenues, 19% of specialty revenues and 15% of total net revenues. International sells coffee and other beverages, whole bean coffees, complementary food, coffee brewing equipment and merchandise through Company-operated retail stores in Canada, the United Kingdom, Thailand and Australia, as well as through licensed operations and foodservice accounts in these and other countries. Because International operations are in an early phase of development and have country-specific regulatory requirements, they require a more extensive administrative support organization, compared to the United States, to provide resources and respond to business needs in each region.

SEGMENT RESULTS OF OPERATIONS

The following tables summarize the Company's results of operations by segment for fiscal 2003 and 2002 (in thousands):

                                                           % of                        % of
                                                          United                      Inter-
                                             United       States          Inter-      national      Unallocated
Fiscal year ended September 28, 2003         States       Revenue        national     Revenue        Corporate     Consolidated
------------------------------------         ------       -------        --------     -------        ---------     ------------
Net revenues:
      Retail                               $2,965,618       85.4%        $484,006       80.3%      $       --      $3,449,624
      Specialty                               506,834       14.6          119,064       19.7               --         625,898
                                           ----------      -----         --------      -----       ----------      ----------
Total net revenues                          3,472,452      100.0          603,070      100.0               --       4,075,522

Cost of sales and related occupancy costs   1,363,267       39.3          322,661       53.5               --       1,685,928
Store operating expenses                    1,199,020       40.4(1)       180,554       37.3(1)            --       1,379,574
Other operating expenses                      119,960       23.7(2)        21,386       18.0(2)            --         141,346
Depreciation and amortization expenses        167,138        4.8           38,563        6.4           32,106         237,807
General and administrative expenses            45,007        1.3           44,352        7.4          155,191         244,550
Income from equity investees                   28,484        0.8            9,912        1.6               --          38,396
                                           ----------      -----         --------      -----       ----------      ----------
      Operating income                     $  606,544       17.5%        $  5,466        0.9%      $ (187,297)     $  424,713
                                           ==========      =====         ========      =====       ==========      ==========

                                                             % of                      % of
                                                            United                    Inter-
                                             United         States         Inter-    national      Unallocated
Fiscal year ended September 29, 2002         States        Revenue        national    Revenue       Corporate       Consolidated
------------------------------------         ------        -------        --------    -------       ---------       ------------
Net revenues:
      Retail                               $2,425,163       85.7%        $367,741       79.8%      $      --       $2,792,904
      Specialty                               403,090       14.3           92,914       20.2              --          496,004
                                           ----------      -----         --------      -----       ---------        ----------
Total net revenues                          2,828,253      100.0          460,655      100.0              --        3,288,908
Cost of sales and related occupancy costs   1,114,535       39.4          235,476       51.1              --        1,350,011
Store operating expenses                      961,617       39.7(1)       148,165       40.3(1)           --        1,109,782
Other operating expenses                       87,718       21.8(2)        18,366       19.8(2)           --          106,084
Depreciation and amortization expenses        142,752        5.0           34,069        7.4          28,736          205,557
General and administrative expenses            33,928        1.2           35,007        7.6         165,646          234,581
Income from equity investees                   19,182        0.7           14,263        3.1              --           33,445
                                           ----------      -----         --------        ---       ---------        ----------
      Operating income                     $  506,885       17.9%        $  3,835        0.8%      $(194,382)       $ 316,338
                                           ==========      =====         ========      =====       =========        ==========

(1) Shown as a percentage of retail revenues.

(2) Shown as a percentage of specialty revenues.

United States

United States total net revenues increased by $644.2 million, or 22.8%, to $3.5 billion in fiscal 2003 from $2.8 billion in fiscal 2002. United States retail revenues increased $540.5 million, or 22.3%, to $3.0 billion, primarily due to the opening of 506 new Company-operated retail stores in fiscal 2003 and comparable store sales growth of 9%. The increase in comparable store sales was almost entirely due to higher transaction volume. Management believes increased customer traffic continues to be driven by new product innovation, continued popularity of core products, a high level of customer satisfaction and improved speed of service through enhanced technology, training and execution at Company-operated retail stores.

United States specialty revenues increased by $103.7 million, or 25.7%, to $506.8 million in fiscal 2003. Of the total growth, expanded retail licensing operations provided $50.0 million, or 48.2%, broader distribution and additional accounts in foodservice provided $24.5 million, or 23.6%, and an increase in the grocery and warehouse club business provided $22.0 million, or 21.2%.

Operating income for the United States increased by 19.7% to $606.5 million in fiscal 2003, from $506.9 million in fiscal 2002. Operating margin decreased to 17.5% of related revenues from 17.9% in the prior year, primarily due to higher green coffee costs and payroll-related expenditures, partially offset by fixed occupancy costs spread over an expanding revenue base.

International

International total net revenues increased by $142.4 million, or 30.9%, to $603.1 million in fiscal 2003, from $460.7 million in fiscal 2002. International retail revenues increased $116.3 million, or 31.6%, to $484.0 million, primarily due to the opening of 96 new Company-operated retail stores in fiscal 2003 and comparable store sales growth of 7%. The increase in comparable store sales was almost entirely due to higher transaction volume and reflects the improved operational execution in the United Kingdom market.

International specialty revenues increased $26.1 million, or 28.1%, to $119.1 million in fiscal 2003, primarily due to the addition of 284 new licensed stores and resulting increases in royalty revenues from and product sales to those licensees.

Operating income for International increased by 42.5% to $5.5 million in fiscal 2003, from $3.8 million in fiscal 2002. International operating margin increased to 0.9% in fiscal 2003, from 0.8% in fiscal 2002, primarily due to lower provisions recorded for retail store asset impairment and disposals of $3.7 million in fiscal 2003 compared to $13.9 million in fiscal 2002. This was partially offset by International's proportionate share of net losses in Starbucks Japan and a shift in sales mix to lower margin products. Excluding Canadian operations, operating losses increased by 11.1% to $18.5 million in fiscal 2003, compared to an operating loss of $16.7 million in fiscal 2002.

Unallocated Corporate

Unallocated corporate expenses pertain to functions, such as executive management, administration, tax, treasury and information technology infrastructure, that are not specifically attributable to the Company's operating segments and include related depreciation and amortization expenses. Unallocated general and administrative expenses decreased to $155.2 million in fiscal 2003, from $165.6 million in fiscal 2002, primarily due to an $18.0 million litigation settlement in fiscal 2002. Depreciation and amortization expenses increased to $32.1 million in fiscal 2003, from $28.7 million in fiscal 2002, primarily due to expanded support facilities and capital spending for information technology enhancements. Total unallocated corporate expenses as a percentage of total net revenues decreased from 5.9% in fiscal 2002 to 4.6% in fiscal 2003.

RESULTS OF OPERATIONS - FISCAL 2002 COMPARED TO FISCAL 2001

CONSOLIDATED RESULTS OF OPERATIONS

Net revenues for the fiscal year ended 2002 increased 24.2% to $3.3 billion from $2.6 billion for the corresponding period in fiscal 2001. During the fiscal year ended 2002, Starbucks derived approximately 85% of total net revenues from its Company-operated retail stores. Retail revenues increased 25.3% to $2.8 billion for the fiscal year ended 2002, from $2.2 billion for the corresponding period of fiscal 2001. This increase was due primarily to the opening of 614 new Company-operated retail stores in the last 12 months and comparable store sales growth of 6%, driven almost entirely by increased transactions.

The Company derived the remaining 15% of total net revenues from its Specialty Operations. Specialty revenues increased $76.6 million, or 18.3%, to $496.0 million for the fiscal year ended 2002, from $419.4 million for the corresponding period in fiscal 2001. Of the total growth, expanded retail licensing operations provided $54.1 million, or 70.6%, and an increase in the grocery and warehouse club business provided $14.7 million, or 19.2%.

Cost of sales and related occupancy costs decreased to 41.0% of total net revenues in fiscal 2002, from 42.0% in fiscal 2001. The decrease was primarily due to a shift in sales mix to higher margin products, such as handcrafted beverages, as well as lower green coffee costs. Improvements in cost of sales were partially offset by higher occupancy costs due to increased repair and maintenance activities on Company-operated retail stores and higher retail rent expense.

Store operating expenses as a percentage of retail revenues increased to 39.7% in fiscal 2002, from 38.9% in fiscal 2001, primarily due to higher payroll-related expenditures due to the continuing shift in sales to more labor-intensive handcrafted beverages as well as higher average wage rates. Higher provisions for retail store asset impairment and disposals of $26.0 million in fiscal 2002 compared to $7.3 million in fiscal 2001 also contributed to the unfavorable variance.

Other operating expenses (expenses associated with the Company's Specialty Operations) were 21.4% of specialty revenues in fiscal 2002, compared to 17.3% in fiscal 2001, primarily due to the continued development of the Company's international infrastructure, including additional regional offices and employees supporting global expansion, as well as higher advertising expenditures from the Company's online initiatives for Starbucks.com.

Depreciation and amortization expenses increased to $205.6 million in fiscal 2002, from $163.5 million in fiscal 2001, primarily due to a net increase of 614 new Company-operated retail stores in the last 12 months.

General and administrative expenses increased to $234.6 million in fiscal 2002, compared to $179.9 million in fiscal 2001. The increase was primarily due to an $18.0 million charge for the litigation settlement of two California class action lawsuits. Excluding the litigation charge, general and administrative expenses increased over the comparable period in fiscal 2001 due to higher payroll-related expenditures.

Operating income increased 12.9% to $316.3 million in fiscal 2002, from $280.2 million in fiscal 2001. The operating margin decreased to 9.6% of total net revenues in fiscal 2002, compared to 10.6% in fiscal 2001, primarily due to higher operating expenses partially offset by cost of sales improvements, as discussed above.

Income from equity investees was $33.4 million in fiscal 2002, compared to $27.7 million in fiscal 2001. The increase was mainly attributable to improved profitability of The North American Coffee Partnership as a result of increased sales volume from extensions of its product line and expansion of geographic distribution, as well as improvements in its cost of goods sold primarily due to manufacturing efficiencies. Additionally, the net earnings of Starbucks Coffee Korea Co., Ltd. improved as a result of an increase in retail stores to 53 in fiscal 2002, compared to 24 in fiscal 2001. These increases were partially offset by slightly lower contributions from Starbucks Japan due to lower profitability as well as the reduction of the Company's ownership interest from 50.0% to 40.1% at the beginning of fiscal 2002.

Net interest and other income, which primarily consists of interest income, decreased to $9.3 million in fiscal 2002, from $10.8 million in fiscal 2001, primarily as a result of lower interest rates on cash, cash equivalents and short-term securities.

Gain on sale of investment on the accompanying consolidated statements of earnings is the result of the Company's sale of 30,000 of its shares of Starbucks Japan on October 10, 2001, at approximately $495 per share, net of related costs. In connection with this sale, the Company received cash proceeds of $14.8 million and recorded a gain of $13.4 million. The Company's ownership interest in Starbucks Japan was reduced from 50.0% to 47.5% following the sale of the shares. Also on October 10, 2001, Starbucks Japan issued 220,000 shares of common stock at approximately $495 per share, net of related costs, in an initial public offering in Japan. In connection with this offering, the Company's ownership interest in Starbucks Japan was reduced from 47.5% to 40.1%. The Company recorded "Other additional paid-in capital" on the accompanying consolidated balance sheet of $39.4 million, reflecting the increase in value of its share of the net assets of Starbucks Japan related to the stock offering.

The Company's effective tax rate for fiscal 2002 was 37.3% compared to 37.4% in fiscal 2001. The effective tax rate in fiscal 2001 was impacted by the establishment of valuation allowances against deferred tax benefits resulting from losses from investments in majority-owned foreign subsidiaries and Internet-related investment losses. Management determined that a portion of these losses may not be realizable for tax purposes within the allowable carryforward period.

SEGMENT RESULTS OF OPERATIONS

The following tables summarize the Company's results of operations by segment for fiscal 2002 and 2001 (in thousands):


                                                                % of                     % of
                                                               United                    Inter-
                                                 United        States         Inter-    national      Unallocated
Fiscal year ended September 29, 2002             States       Revenue         national   Revenue        Corporate     Consolidated
------------------------------------             ------       -------         --------  --------        ---------     ------------
Net revenues:
      Retail                                   $2,425,163       85.7%        $357,741       79.8%       $      --      $2,792,904
      Specialty                                   403,090       14.3           92,914       20.2               --         496,004
                                              -----------      -----        ---------      -----        ---------      ----------
Total net revenues                              2,828,253      100.0          460,655      100.0               --       3,288,908

Cost of sales and related occupancy costs       1,114,535       39.4          235,476       51.1               --       1,350,011
Store operating expenses                          961,617       39.7(1)       148,165       40.3(1)            --       1,109,782
Other operating expenses                           87,718       21.8(2)        18,366       19.8(2)            --         106,084
Depreciation and amortization expenses            142,752        5.0           34,069        7.4           28,736         205,557
General and administrative expenses                33,928        1.2           35,007        7.6          165,646         234,581

Income from equity investees                       19,182        0.7           14,263        3.1               --          33,445
                                              -----------      -----          -------      -----        ---------      ----------
      Operating income                         $  506,885       17.9%        $  3,835        0.8%       $(194,382)     $  316,338
                                              ===========      =====         ========      =====        ==========     ==========

                                                               % of                        % of
                                                              United                       Inter-
                                                  United      States         Inter-        national     Unallocated
Fiscal year ended September 30, 2001              States      Revenue       national       Revenue       Corporate    Consolidated
------------------------------------              ------      -------       --------       -------       ---------    ------------
Net revenues:
      Retail                                  $ 1,942,052       84.5%       $ 287,542       82.1%       $      --      $2,229,594
      Specialty                                   356,511       15.5           62,875       17.9               --         419,386
                                              -----------      -----         --------      -----        ---------      ----------
Total net revenues                              2,298,563      100.0          350,417      100.0               --       2,648,980

Cost of sales and related occupancy costs         940,705       40.9          172,080       49.1               --       1,112,785
Store operating expenses                          755,175       38.9(1)       112,782       39.2(1)            --         867,957
Other operating expenses                           67,239       18.9(2)         5,167        8.2(2)            --          72,406
Depreciation and amortization expenses            113,945        5.0           24,162        6.9           25,394         163,501
General and administrative expenses                33,289        1.4           30,160        8.6          116,403         179,852

Income from equity investees                       12,668        0.6           15,072        4.3               --          27,740
                                              -----------      -----         --------      -----        ---------      ----------
      Operating income                        $   400,878       17.4%        $ 21,138        6.0%       $(141,797)     $  280,219
                                              ===========      =====         ========      =====        =========      ==========


(1) Shown as a percentage of retail revenues.

(2) Shown as a percentage of specialty revenues.

United States

United States total net revenues increased by $529.7 million, or 23.0%, to $2.8 billion in fiscal 2002 from $2.3 billion in fiscal 2001. United States retail revenues increased $483.1 million, or 24.9%, to $2.4 billion, primarily due to the opening of 503 new Company-operated retail stores in fiscal 2002 and comparable store sales growth of 7%. The increase in comparable store sales was almost entirely due to higher transaction volume. Management believes increased customer traffic continues to be driven by new product innovation, customer satisfaction and improved speed of service through enhanced technology, training and execution at Company-operated retail stores.

United States specialty revenues increased by $46.6 million, or 13.1%, to $403.1 million in fiscal 2002. Of the total growth, expanded retail licensing operations provided $25.4 million, or 54.5%, an increase in the grocery and warehouse club business provided $14.7 million, or 31.5%, and broader distribution and additional accounts in foodservice provided $4.3 million, or 9.2%.

Operating income for the United States increased by 26.4% to $506.9 million in fiscal 2002, from $400.9 million in fiscal 2001. Operating margin increased to 17.9% of related revenues from 17.4% in the prior year, primarily due to a shift in sales mix to higher margin products and lower green coffee costs, partially offset by higher retail advertising and payroll-related expenditures.

International

International total net revenues increased by $110.2 million, or 31.5%, to $460.7 million in fiscal 2002, from $350.4 million in fiscal 2001. International retail revenues increased $80.2 million, or 27.9%, to $367.7 million, primarily due to the opening of 111 new Company-operated retail stores in fiscal 2002 and comparable store sales growth of 1%. The increase in comparable store sales was almost entirely due to higher transaction volume.

International specialty revenues increased $30.0 million, or 47.8%, to $92.9 million in fiscal 2002, primarily due to the addition of 299 new licensed stores and resulting increases in royalty revenues from and product sales to those licensees.

Operating income for International decreased to $3.8 million in fiscal 2002, from $21.1 million in fiscal 2001. International operating margin was 0.8% in fiscal 2002, compared to 6.0% in fiscal 2001, primarily due to higher occupancy costs for Company-operated retail stores and increased provisions for asset impairment, partially offset by lower green coffee costs. Excluding Canadian operations, operating losses increased $17.9 million to $16.7 million in fiscal 2002, compared to operating income of $1.2 million in 2001.

Unallocated Corporate

Unallocated corporate expenses pertain to functions, such as executive management, administration, tax, treasury and information technology infrastructure, that are not specifically attributable to the Company's operating segments and include related depreciation and amortization expenses. Unallocated general and administrative expenses increased to $165.6 million in fiscal 2002, from $116.4 million in fiscal 2001, primarily due to an $18.0 million litigation settlement charge for two California class action lawsuits and higher payroll-related expenditures. Depreciation and amortization expenses increased to $28.7 million in fiscal 2002, from $25.4 million in fiscal 2001, primarily due to leasehold improvements and expanded space at the Company's corporate offices.

LIQUIDITY AND CAPITAL RESOURCES

The Company had $350.0 million in cash and cash equivalents and short-term investments at the end of fiscal 2003. Working capital as of September 28, 2003, totaled $315.3 million compared to $310.0 million as of September 29, 2002. Total cash and cash equivalents and liquid investments increased by $158.8 million during fiscal 2003 to $486.2 million. The Company intends to use its available cash resources to invest in its core businesses and other new business opportunities related to its core businesses. The Company may use its available cash resources to make proportionate capital contributions to its equity method and cost method investees, depending on the operating conditions of these entities. Depending on market conditions, Starbucks may acquire additional shares of its common stock.

Cash provided by operating activities in fiscal 2003 totaled $566.4 million and was generated primarily by net earnings of $268.3 million and non-cash depreciation and amortization expenses of $259.3 million.

Cash used by investing activities in fiscal 2003 totaled $499.3 million. This included net capital additions to property, plant and equipment of $357.3 million mainly related to opening 602 new Company-operated retail stores, remodeling certain existing stores and purchasing land and constructing the Company's new roasting and distribution facility in Carson Valley, Nevada. The Company used $69.9 million of cash for the acquisition of the Seattle Coffee Company. The net activity in the Company's marketable securities portfolio during fiscal 2003 used $53.8 million of cash. Excess cash was invested primarily in investment-grade securities. During fiscal 2003, the Company made equity investments of $47.3 million in its international investees, excluding the effects of foreign currency fluctuations, as Starbucks increased its ownership stake in several international markets.

Cash provided by financing activities in fiscal 2003 totaled $30.8 million. This included $107.2 million generated from the exercise of employee stock options and the sale of the Company's common stock from employee stock purchase plans. As options granted under the Company's stock plans are exercised, the Company will continue to receive proceeds and a tax deduction; however, neither the amounts nor the timing thereof can be predicted. During fiscal 2003, the Company used $75.7 million to purchase 3.3 million shares of its common stock in accordance with authorized repurchase plans. Share repurchases are at the discretion of management and depend on market conditions, capital requirements and such other factors as the Company may consider relevant. As of September 28, 2003, there were approximately 14.6 million additional shares authorized for repurchase.

Cash requirements in fiscal 2004, other than normal operating expenses, are expected to consist primarily of capital expenditures related to the addition of new Company-operated retail stores as Starbucks plans to open approximately 625 Company-operated stores, remodel certain existing stores and enhance its production capacity and information systems. While there can be no assurance that current expectations will be realized, management expects capital expenditures in fiscal

2004 to be in the range of $450 million to $475 million.

Management believes that existing cash and investments as well as cash generated from operations should be sufficient to finance capital requirements for its core businesses through 2004. New joint ventures, other new business opportunities or store expansion rates substantially in excess of those presently planned may require outside funding.

The following table summarizes the Company's contractual obligations and borrowings as of September 28, 2003, and the timing and effect that such commitments are expected to have on the Company's liquidity and capital requirements in future periods (in thousands):




                                                   Payments due by Period
                                 --------------------------------------------------------------------
                                               Less than 1                                More than 5
Contractual obligations            Total          year         1-3 years     3-5 years       years
-----------------------            -----          ----         ---------     ---------       -----
Long-term debt obligations       $    5,076      $    722      $  1,483      $  1,538      $  1,333
Operating lease obligations       2,259,434       293,912       554,662       486,657       924,203
Purchase obligations                319,430       211,884       104,831         2,715            --
                                 ----------      --------      --------      --------      --------
Total                            $2,583,940      $506,518      $660,976      $490,910      $925,536
                                 ==========      ========      ========      ========      ========


Starbucks expects to fund these commitments primarily with operating cash flows generated in the normal course of business.

GUARANTEES OF INDEBTEDNESS OF OTHERS

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN No. 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on existing disclosure of most guarantees and clarifies when a company must recognize an initial liability for the fair value of obligations it assumes under guarantee agreements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted FIN No. 45 on September 30, 2002.

The Company has unconditionally guaranteed the repayment of certain yen-denominated bank loans and related interest and fees of an unconsolidated equity investee, Starbucks Coffee Japan, Ltd. There have been no modifications or additions to the loan guarantee agreements since the Company's adoption of FIN No. 45. The guarantees continue until the loans, including accrued interest and fees, have been paid in full. The maximum amount is limited to the sum of unpaid principal and interest amounts, as well as other related expenses. These amounts will vary based on fluctuations in the yen foreign exchange rate. As of September 28, 2003, the maximum amount of the guarantees was approximately $11.8 million.

Coffee brewing and espresso equipment sold to customers through Company-operated and licensed retail stores as well as equipment sold to the Company's licensees for use in retail licensing operations are under warranty for defects in materials and workmanship for a period ranging from 12 months to 24 months. The Company establishes a reserve for estimated warranty costs at the time of sale, based on historical experience. The following table summarizes the activity related to product warranty reserves during fiscal 2003 and 2002 (in thousands):

Fiscal year ended                              Sept 28, 2003    Sept 29, 2002
-----------------                              -------------    -------------
Balance at the beginning of the fiscal year     $    1,842       $   1,090
Provision for warranties issued                      2,895           3,128
Warranty claims                                     (2,510)         (2,376)
                                                -----------      ----------
Balance at the end of the fiscal year           $    2,227       $   1,842
                                                ===========      ==========


COFFEE PRICES, AVAILABILITY AND GENERAL RISK CONDITIONS

The supply and price of coffee are subject to significant volatility. Although most coffee trades in the commodity market, coffee of the quality sought by Starbucks tends to trade on a negotiated basis at a substantial premium above commodity coffee prices, depending upon the supply and demand at the time of purchase. Supply and price can be affected by multiple factors in the producing countries, including weather, political and economic conditions. In addition, green coffee prices have been affected in the past and may be affected in the future by the actions of certain organizations and associations that have historically attempted to influence commodity prices of green coffee through agreements establishing export quotas or restricting coffee supplies worldwide. The Company's ability to raise sales prices in response to rising coffee prices may be limited, and the Company's profitability could be adversely affected if coffee prices were to rise substantially.

The Company enters into fixed-price purchase commitments in order to secure an adequate supply of quality green coffee and bring greater certainty to the cost of sales in future periods. As of September 28, 2003, the Company had approximately

$287.2 million in fixed-price purchase commitments which, together with existing inventory, is expected to provide an adequate supply of green coffee through calendar 2004. The Company believes, based on relationships established with its suppliers in the past, that the risk of non-delivery on such purchase commitments is low.

In addition to fluctuating coffee prices, management believes that the Company's future results of operations and earnings could be significantly impacted by other factors such as increased competition within the specialty coffee industry, fluctuating dairy prices, the Company's ability to find optimal store locations at favorable lease rates, increased costs associated with opening and operating retail stores and the Company's continued ability to hire, train and retain qualified personnel, and other factors discussed under "Certain Additional Risks and Uncertainties" in the "Business" section of the Company's annual report on Form 10-K for the fiscal year ended September 28, 2003.

FINANCIAL RISK MANAGEMENT

The Company is exposed to market risk related to foreign currency exchange rates, equity security prices and changes in interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The majority of the Company's revenue, expense and capital purchasing activities are transacted in United States dollars. However, because a portion of the Company's operations consists of activities outside of the United States, the Company has transactions in other currencies, primarily the Canadian dollar, British pound, Euro and Japanese yen. As part of its risk management strategy, the Company frequently evaluates its foreign currency exchange risk by monitoring market data and external factors that may influence exchange rate fluctuations. As a result, Starbucks may engage in transactions involving various derivative instruments, with maturities generally not exceeding five years, to hedge assets, liabilities, revenues and purchases denominated in foreign currencies. As of September 28, 2003, the Company had forward foreign exchange contracts that qualify as cash flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to hedge a portion of anticipated international revenue. In addition, Starbucks had forward foreign exchange contracts that qualify as a hedge of its net investment in Starbucks Coffee Japan, Ltd. These contracts expire within 24 months.

Based on the foreign exchange contracts outstanding as of September 28, 2003, a 10% devaluation of the United States dollar as compared to the level of foreign exchange rates for currencies under contract as of September 28, 2003, would result in a reduction in the fair value of these derivative financial instruments of approximately $17 million, of which $7 million may reduce the Company's future net earnings. Conversely, a 10% appreciation of the United States dollar would result in an increase in the fair value of these instruments of approximately $6 million, of which $4 million may increase the Company's future net earnings. Consistent with the nature of the economic hedges provided by these foreign exchange contracts, increases or decreases in the fair value would be mostly offset by corresponding decreases or increases, respectively, in the dollar value of the Company's foreign investment and future foreign currency royalty and license fee payments that would be received within the hedging period.

EQUITY SECURITY PRICE RISK

The Company has minimal exposure to price fluctuations on equity mutual funds within its trading portfolio. The trading securities are designated to approximate the Company's liability under the Management Deferred Compensation Plan ("MDCP"). A corresponding liability is included in "Accrued compensation and related costs" on the accompanying consolidated balance sheets. These investments are recorded at fair value with unrealized gains and losses recognized in "Interest and other income, net." The offsetting changes in the MDCP liability are recorded in "General and administrative expenses" on the accompanying consolidated statements of earnings.

INTEREST RATE RISK

The Company's diversified available-for-sale portfolios consist mainly of fixed income instruments. The primary objectives of these investments are to preserve capital and liquidity. Available-for-sale securities are of investment grade and are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of "Accumulated other comprehensive income/(loss)." The Company does not hedge its interest rate exposure. The Company performed a sensitivity analysis based on a 10% change in the underlying interest rate of its interest bearing financial instruments held at the end of fiscal 2003 and determined that such a change would not have a material effect on the fair value of these instruments.

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

Starbucks considers its policies on impairment of long-lived assets to be most critical in understanding the judgments that are involved in preparing its consolidated financial statements.

IMPAIRMENT OF LONG-LIVED ASSETS

When facts and circumstances indicate that the carrying values of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets to projected future cash flows in addition to other quantitative and qualitative analyses. For goodwill and other intangible assets, impairment tests are performed annually and more frequently if facts and circumstances indicate goodwill carrying values exceed estimated reporting unit fair values and if indefinite useful lives are no longer appropriate for the Company's trademarks. Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss as a charge against current operations. Property, plant and equipment assets are grouped at the lowest level for which there are identifiable cash flows when assessing impairment. Cash flows for retail assets are identified at the individual store level. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Judgments made by the Company related to the expected useful lives of long-lived assets and the ability of the Company to realize undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions and changes in operating performance. As the Company assesses the ongoing expected cash flows and carrying amounts of its long-lived assets, these factors could cause the Company to realize material impairment charges.

NEW ACCOUNTING STANDARDS

Starbucks adopted Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," on September 30, 2002. As a result, the Company discontinued amortization of its goodwill and indefinite-lived trademarks and determined that provisions for impairment were unnecessary. Impairment tests will be performed on an annual basis and more frequently if facts and circumstances indicate goodwill carrying values exceed estimated reporting unit fair values and if indefinite useful lives are no longer appropriate for the Company's trademarks. Had the nonamortization provision of SFAS No. 142 been applied to fiscal 2002 and fiscal 2001, as shown in the "Acquisitions" section, net earnings would have been $214.7 million and $182.2 million, respectively, compared to net earnings of $212.7 million and $180.3 million, respectively. Basic earnings per share for fiscal 2002 would have increased to $0.56 per share from $0.55 per share, while diluted earnings per share would have remained unchanged. Basic earnings per share for fiscal 2001 would have increased to $0.48 per share from $0.47 per share, while diluted earnings per share would have remained unchanged. Definite-lived intangibles, which mainly consist of patents and copyrights, will continue to be amortized over their estimated useful lives.

In November 2002, the Emerging Issues Task Force reached a consensus regarding Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." Issue No. 02-16 provides guidance for classification in the reseller's statement of earnings for various circumstances under which cash consideration is received from a vendor by a reseller. The provisions of Issue No. 02-16 apply to all agreements entered into or modified after December 31, 2002. Issue No. 02-16 did not have a material impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for voluntary change to the fair value method of accounting for stock-based compensation. In addition, SFAS No. 148 requires more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Starbucks adopted the annual and interim disclosure requirements of SFAS No. 148 as of September 30, 2002.

In January 2003, FASB Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51," was issued. FIN No. 46 requires identification of a company's participation in variable interest entities ("VIE"s), which are defined as entities with a level of invested equity that is not sufficient to fund future operations on a stand-alone basis, or whose equity holders lack certain characteristics of a controlling financial interest. For identified VIEs, FIN No. 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns. FIN No. 46 further requires the disclosure of certain information related to VIEs in which a company holds a significant variable interest.

FIN No. 46 was effective for new VIEs established or purchased subsequent to January 31, 2003. For VIEs entered into prior to February 1, 2003, FIN No. 46 was originally effective for interim periods beginning after June 15, 2003. In October 2003, the FASB deferred this effective date until interim or annual periods ending after December 15, 2003. On December 17, 2003, the FASB elected to immediately defer the application of FIN No. 46 for entities not previously subject to special purpose entity guidance. Additionally, the FASB announced that it will issue FIN No. 46R, "Consolidation of Variable Interest Entities - A Modification of FASB Interpretation No. 46," before the end of December 2003, which amends FIN No. 46 and, among other things, includes additional scope exceptions for franchises and entities with business operations that meet certain criteria.

The Company has equity ownership in several of its international licensed operations that are currently not consolidated, but are accounted for under the equity or cost method of accounting. Because the Company's equity and cost basis investments in its joint ventures, franchises and licensed operations were not subject to the original special purpose entity guidance referenced in the previous paragraph, Starbucks has not consolidated any such entities as of September 28, 2003. The Company's application of FIN No. 46, as modified and interpreted, including the provisions in FIN No. 46R, is not expected to have an impact on its consolidated financial statements or disclosures as of September 28, 2003.

In April 2003, SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," was issued. In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have an impact on the Company's consolidated financial statements or disclosures.

In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," ("SFAS No. 150") was issued, which requires that certain financial instruments be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets, and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and must be applied to the Company's existing financial instruments effective June 30, 2003, the beginning of the first fiscal period after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's consolidated financial statements or disclosures.

CONSOLIDATED STATEMENTS OF EARNINGS

In thousands, except earnings per share

Fiscal year ended                           Sept 28, 2003   Sept 29, 2002   Sept 30, 2001
-----------------                           -------------   -------------   -------------
Net revenues:
       Retail                                $3,449,624      $2,792,904      $2,229,594
       Specialty                                625,898         496,004         419,386
                                              ---------       ---------       ---------
    Total net revenues                        4,075,522       3,288,908       2,648,980

Cost of sales including occupancy costs       1,685,928       1,350,011       1,112,785
Store operating expenses                      1,379,574       1,109,782         867,957
Other operating expenses                        141,346         106,084          72,406
Depreciation and amortization expenses          237,807         205,557         163,501
General and administrative expenses             244,550         234,581         179,852

Income from equity investees                     38,396          33,445          27,740
                                              ---------       ---------       ---------
Operating income                                424,713         316,338         280,219

Interest and other income, net                   11,622           9,300          10,768
Internet-related investment losses                   --              --           2,940
Gain on sale of investment                           --          13,361              --
                                              ---------       ---------       ---------
Earnings before income taxes                    436,335         338,999         288,047

Income taxes                                    167,989         126,313         107,712
                                              ---------       ---------       ---------
       Net earnings                          $  268,346      $  212,686      $  180,335
                                              ---------       ---------       ---------
Net earnings per common share - basic        $     0.69      $     0.55      $     0.47
Net earnings per common share - diluted      $     0.67      $     0.54      $     0.46
Weighted average shares outstanding:
       Basic                                    390,753         385,575         380,566
       Diluted                                  401,648         397,526         394,349

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

In thousands, except share data

Fiscal year ended                                                                    Sept 28, 2003    Sept 29, 2002
-----------------                                                                    -------------    -------------
ASSETS

Current assets:
        Cash and cash equivalents                                                      $  200,907      $    99,677
        Short-term investments - Available-for-sale securities                            128,905          217,302
        Short-term investments - Trading securities                                        20,199           10,360
        Accounts receivable, net of allowances of $4,809 and $3,680, respectively         114,448           97,573
        Inventories                                                                       342,944          263,174
        Prepaid expenses and other current assets                                          55,173           42,351
        Deferred income taxes, net                                                         61,453           42,206
                                                                                       ----------      -----------
           Total current assets                                                           924,029          772,643

Long-term investments - Available-for-sale securities                                     136,159               --
Equity and other investments                                                              144,257          102,537
Property, plant and equipment, net                                                      1,384,902        1,265,756
Other assets                                                                               52,113           43,692
Other intangible assets                                                                    24,942            9,862
Goodwill                                                                                   63,344           19,902
                                                                                       ----------      -----------
        TOTAL ASSETS                                                                   $2,729,746      $ 2,214,392
                                                                                       ----------      -----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
        Accounts payable                                                               $  168,984      $   135,994
        Accrued compensation and related costs                                            152,608          105,899
        Accrued occupancy costs                                                            56,179           51,195
        Accrued taxes                                                                      54,934           54,244
        Other accrued expenses                                                            101,800           72,289
        Deferred revenue                                                                   73,476           42,264
        Current portion of long-term debt                                                     722              710
                                                                                       ----------      -----------
           Total current liabilities                                                      608,703          462,595

Deferred income taxes, net                                                                 33,217           22,496
Long-term debt                                                                              4,354            5,076
Other long-term liabilities                                                                 1,045            1,036
Shareholders' equity:
        Common stock and additional paid-in capital - Authorized, 600,000,000 shares; issued and outstanding, 393,692,536 and 388,228,592 shares,
           respectively, (includes 1,697,100 common stock units in both periods)          959,103          891,040
        Other additional paid-in-capital                                                   39,393           39,393
        Retained earnings                                                               1,069,683          801,337
        Accumulated other comprehensive income/(loss)                                      14,248           (8,581)
                                                                                       ----------      -----------
           Total shareholders' equity                                                   2,082,427        1,723,189
                                                                                       ----------      -----------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     $2,729,746      $ 2,214,392
                                                                                       ----------      -----------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

Fiscal year ended                                                                      Sept 28, 2003   Sept 29, 2002   Sept 30, 2001
-----------------                                                                      -------------   -------------   -------------
OPERATING ACTIVITIES:
Net earnings                                                                             $ 268,346      $  212,686        $180,335
Adjustments to reconcile net earnings to net cash provided by operating activities:
   Depreciation and amortization                                                           259,271         221,141         177,087
   Gain on sale of investment                                                                   --         (13,361)             --
   Internet-related investment losses                                                           --              --           2,940
   Provision for impairments and asset disposals                                             7,784          26,852          11,044
   Deferred income taxes, net                                                               (5,932)         (6,088)         (6,068)
   Equity in income of investees                                                           (22,813)        (19,584)        (14,838)
   Tax benefit from exercise of non-qualified stock options                                 36,590          44,199          30,899
   Net accretion of discount and amortization of premium on marketable securities            5,996              --              --
   Cash provided/(used) by changes in operating assets and liabilities:
      Inventories                                                                          (64,768)        (41,379)        (19,704)
      Prepaid expenses and other current assets                                            (12,861)        (12,460)        (10,919)
      Accounts payable                                                                      24,990           5,463          54,117
      Accrued compensation and related costs                                                42,132          24,087          12,098
      Accrued occupancy costs                                                                4,293          15,343           6,797
      Deferred revenue                                                                      30,732          15,321          19,594
      Other operating assets and liabilities                                                (7,313)          5,465          12,923
                                                                                         ---------      ----------        --------
Net cash provided by operating activities                                                  566,447         477,685         456,305

INVESTING ACTIVITIES:
  Purchase of available-for-sale securities                                               (323,331)       (339,968)       (184,187)
  Maturity of available-for-sale securities                                                180,687          78,349          93,500
  Sale of available-for-sale securities                                                     88,889         144,760          46,931
  Purchase of Seattle Coffee Company, net of cash acquired                                 (69,928)             --              --
  Net additions to equity, other investments and other assets                              (47,259)        (15,841)        (17,424)
  Distributions from equity investees                                                       28,966          22,834          16,863
  Net additions to property, plant and equipment                                          (357,282)       (375,474)       (384,215)
                                                                                         ---------      ----------        --------
Net cash used by investing activities                                                     (499,258)       (485,340)       (428,532)

FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                                                   107,183         107,467          59,639
  Principal payments on long-term debt                                                        (710)           (697)           (685)
  Repurchase of common stock                                                               (75,710)        (52,248)        (49,788)
                                                                                         ---------      ----------        --------
Net cash provided by financing activities                                                   30,763          54,522           9,166
Effect of exchange rate changes on cash and cash equivalents                                 3,278           1,560            (174)
                                                                                         ---------      ----------        --------
Net increase in cash and cash equivalents                                                  101,230          48,427          36,765

CASH AND CASH EQUIVALENTS:
Beginning of period                                                                         99,677          51,250          14,485
                                                                                         ---------      ----------        --------
End of the period                                                                        $ 200,907       $  99,677       $  51,250
                                                                                         ---------      ----------        --------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                                                                               $     265       $     303       $     432
  Income taxes                                                                           $ 140,107       $ 105,339       $  47,690

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In thousands, except share data

                                                                                                  Accumulated
                                                                       Additional                   Other
                                                 Common Stock           Paid-In      Retained    Comprehensive
                                             Shares         Amount      Capital      Earnings     Income/(Loss)      Total
                                          ------------      ------      -------      --------     -------------      -----
Balance, October 1, 2000                   376,315,302      $ 376     $  750,496   $   408,316    $  (10,976)    $ 1,148,212
       Net earnings                                  -          -              -       180,335            -         180,335
       Unrealized holding gains, net                 -          -              -             -        2,087           2,087
       Translation adjustment                        -          -              -             -        3,481           3,481
                                                                                                                  ---------
       Comprehensive income                                                                                         185,903
                                                                                                                  ---------
       Exercise of stock options,
          including tax benefit of
          $30,899                            6,289,892          6         77,555             -            -          77,561
       Sale of common stock                    813,848          1         12,976             -            -          12,977
       Repurchase of common stock           (3,375,000)        (3)       (49,785)            -            -         (49,788)
                                           -----------        ---        -------       -------       ------       ---------
Balance, September 30, 2001                380,044,042        380        791,242       588,651       (5,408)      1,374,865


       Net earnings                                  -          -              -       212,686            -         212,686
       Unrealized holding losses, net                -          -              -             -       (1,509)         (1,509)
       Translation adjustment                        -          -              -             -       (1,664)         (1,664)
                                                                                                                  ---------
       Comprehensive income                                                                                         209,513
                                                                                                                  ---------
       Equity adjustment related to
          equity Investee transaction                -                    39,393             -            -          39,393
       Exercise of stock options,
          including tax benefit of
          $44,199                            9,830,136         10        135,465             -            -         135,475
       Sale of common stock                    991,742          1         16,190             -            -          16,191
       Repurchase of common stock           (2,637,328)        (3)       (52,245)            -            -         (52,248)
                                           -----------        ---        -------       -------       ------       ---------
Balance, September 29, 2002                388,228,592        388        930,045       801,337       (8,581)      1,723,189

       Net earnings                                  -          -              -       268,346            -         268,346
       Unrealized holding losses, net                -          -              -             -       (4,426)         (4,426)
       Translation adjustment                        -          -              -             -       27,255          27,255
                                                                                                                  ---------
       Comprehensive income                                                                                         291,175
                                                                                                                  ---------
       Exercise of stock options,
          including tax benefit of
          $35,547                            8,019,604          8        129,100             -            -         129,108
       Sale of common stock,
          including tax benefit of
          $1,043                               743,340          1         14,664             -            -          14,665
       Repurchase of common stock           (3,299,000)        (3)       (75,707)            -            -         (75,710)
                                           -----------        ---        -------       -------       ------       ---------
Balance, September 28, 2003                393,692,536   $    394     $  998,102   $ 1,069,683   $   14,248     $ 2,082,427
                                           -----------        ---        -------       -------       ------       ---------


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended September 28, 2003, September 29, 2002, and September 30, 2001

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Starbucks Corporation (together with its subsidiaries, "Starbucks" or the "Company"), purchases and roasts high-quality whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, cold blended beverages, a variety of complementary food items, coffee-related accessories and equipment, a selection of premium teas and a line of compact discs primarily through its Company-operated retail stores. Starbucks sells coffee and tea products through other channels, and, through certain of its equity investees, Starbucks also produces and sells bottled Frappuccino(R) and Starbucks DoubleShot(TM) coffee drinks and a line of premium ice creams. These non-retail channels are collectively known as "Specialty Operations." The Company's objective is to establish Starbucks as the most recognized and respected brand in the world. To achieve this goal, the Company plans to continue rapid expansion of its retail operations, to grow its Specialty Operations and to selectively pursue other opportunities to leverage the Starbucks brand through the introduction of new products and the development of new channels of distribution.

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

Fiscal Year-End
The Company's fiscal year ends on the Sunday closest to September 30. The fiscal years ended September 28, 2003, September 29, 2002, and September 30, 2001, each included 52 weeks. The fiscal year ending on October 3, 2004, will include 53 weeks.

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

Cash Management
The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Checks issued but not presented for payment to the bank are reflected as a reduction of cash and cash equivalents on the accompanying consolidated financial statements.

Short-term and Long-term Investments
The Company's short-term and long-term investments consist primarily of investment-grade marketable debt and equity securities as well as bond and equity mutual funds, all of which are classified as trading or available-for-sale. Trading securities are recorded at fair value with unrealized holding gains and losses included in net earnings. Available-for-sale securities are recorded at fair value, and unrealized holding gains and losses are recorded, net of tax, as a separate component of accumulated other comprehensive income. Available-for-sale securities with remaining maturities less than one year are classified as short-term, and all other available-for-sale securities are classified as long-term. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary. Realized gains and losses are accounted for on the specific identification method. Purchases and sales are recorded on a trade date basis.

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

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, which requires that all derivatives be recorded on the balance sheet at fair value. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income ("OCI") and subsequently reclassified into net earnings when the hedged exposure affects net earnings. For a net investment hedge, the effective portion of the derivative's gain or loss is reported as a component of OCI.

Cash flow hedges related to anticipated transactions are designated and documented at the inception of each hedge by matching the terms of the contract to the underlying transaction. The Company classifies the cash flows from hedging transactions in the same categories as the cash flows from the respective hedged items. Once established, cash flow hedges are generally not removed until maturity unless an anticipated transaction is no longer likely to occur. Discontinued cash flow hedges are immediately settled with counterparties, and the related accumulated derivative gains or losses are recognized in "Interest and other income, net" on the consolidated statements of earnings.

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

Inventories
Inventories are stated at the lower of cost (primarily moving average cost) or market. The Company records inventory reserves for obsolete and slow-moving items and for estimated shrinkage between physical inventory counts. Inventory reserves are based on inventory turnover trends, historical experience and application of the specific identification method.

Property, Plant and Equipment
Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation of property, plant and equipment, which includes assets under capital leases, is provided on the straight-line method over estimated useful lives, generally ranging from two to seven years for equipment and 30 to 40 years for buildings. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease life, generally 10 years. The portion of depreciation expense related to production and distribution facilities is included in "Cost of sales and related occupancy costs" on the accompanying consolidated statements of earnings. The costs of repairs and maintenance are expensed when incurred, while expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. When assets are retired or sold, the asset cost and related accumulated depreciation are eliminated with any remaining gain or loss reflected in net earnings.

Goodwill and Other Intangible Assets
At the beginning of fiscal 2003, Starbucks adopted SFAS No. 142, "Goodwill and Other Intangible Assets." As a result, the Company discontinued amortization of its goodwill and indefinite-lived trademarks and determined that provisions for impairment were unnecessary. Impairment tests are performed annually on June 1 and more frequently if facts and circumstances indicate goodwill carrying values exceed estimated reporting unit fair values and if indefinite useful lives are no longer appropriate for the Company's trademarks. Had the nonamortization provision of SFAS No. 142 been applied to fiscal 2002 and fiscal 2001, net earnings would have been $214.7 million and $182.2 million, respectively, as compared to net earnings, as shown in Note 2, of $212.7 million and $180.3 million, respectively. Basic earnings per share for fiscal 2002 would have increased to $0.56 per share from $0.55 per share, while diluted earnings per share would have remained unchanged. Basic earnings per share for fiscal 2001 would have increased to $0.48 per share from $0.47 per share, while diluted earnings per share would have remained unchanged. Definite-lived intangibles, which mainly consist of contract-based patents and copyrights, are amortized over their estimated useful lives. For further information on goodwill and other intangible assets, see Note 9.

Long-lived Assets
When facts and circumstances indicate that the carrying values of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets to projected future cash flows in addition to other quantitative and qualitative analyses. Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss by a charge against current operations. Property, plant and equipment assets are grouped at the lowest level for which there are identifiable cash flows when assessing impairment. Cash flows for retail assets are identified at the individual store level.

Insurance Reserves
The Company uses a combination of insurance and self-insurance mechanisms to provide for the potential liabilities for workers' compensation, general liability, property insurance, director and officers' liability insurance, vehicle liability and employee health care benefits. Liabilities associated with the risks that are retained by the Company are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends. As of September 28, 2003, and September 29, 2002, these reserves were $51.6 million and $33.1 million, respectively, and were included in "Accrued compensation and related costs" and "Other accrued expenses" on the consolidated balance sheets.

Revenue Recognition
In most instances, retail store revenues are recognized when payment is tendered at the point of sale. Revenues from stored value cards are recognized upon redemption. Until the redemption of stored value cards, outstanding customer balances on such cards are included in "Deferred revenue" on the accompanying consolidated balance sheets. Specialty revenues, which consist of sales of coffee and tea products to customers other than through Company-operated retail stores, are generally recognized upon shipment to customers, depending on contract terms. Initial non-refundable fees required under licensing agreements are earned upon substantial performance of services. Royalty revenues based upon a percentage of sales and other continuing fees are recognized when earned. Arrangements involving multiple elements and deliverables are individually evaluated for revenue recognition. Cash payments received in advance of product or service revenue are recorded as deferred revenue. Consolidated revenues are net of all intercompany eliminations for wholly owned subsidiaries and for licensees accounted for under the equity method based on the Company's percentage ownership. All revenues are recognized net of any discounts.

Advertising
The Company expenses costs of advertising the first time the advertising campaign takes place, except for direct-to-consumer advertising, which is capitalized and amortized over its expected period of future benefit, generally six to twelve months. The Company had no capitalized direct-to-consumer advertising costs as of September 28, 2003, due to its exit from these business activities. Net capitalized direct-to-consumer advertising costs were $0.8 million as of September 29, 2002, and are included in "Prepaid expenses and other current assets" on the accompanying consolidated balance sheet. Total advertising expenses, recorded in "Store operating expenses" and "Other operating expenses," on the accompanying consolidated statements of earnings totaled $49.5 million, $25.6 million and $28.8 million in 2003, 2002 and 2001, respectively.

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

Stock-based Compensation
The Company maintains several stock option plans under which incentive stock options and non-qualified stock options may be granted to employees, consultants and non-employee directors. Starbucks accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, because the grant price equals the market price on the date of grant, no compensation expense is recognized by the Company for stock options issued to employees.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for voluntary change to the fair value method of accounting for stock-based compensation. In addition, SFAS No. 148 requires more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Starbucks adopted the annual and interim disclosure requirements of SFAS No. 148 as of September 30, 2002.

Had compensation cost for the Company's stock options been recognized based upon the estimated fair value on the grant date under the fair value methodology allowed by SFAS No. 123, as amended by SFAS No. 148, the Company's net earnings and earnings per share would have been as follows (in thousands, except earnings per share):

Fiscal year ended                                               Sept 28, 2003  Sept 29, 2002    Sept 30, 2001
                                                                -------------  -------------    -------------
Net earnings                                                    $     268,346  $     212,686    $     180,335
Deduct: stock-based compensation expense determined
       under fair value method, net of tax                             37,436         37,447           40,535
                                                                -------------  -------------    -------------
Pro forma net income                                            $     230,910  $     175,239    $     139,800
                                                                -------------  -------------    -------------

Earnings per share:
       Basic - as reported                                      $        0.69  $        0.55    $        0.47
       Basic - pro forma                                        $        0.59  $        0.45    $        0.37

       Diluted - as reported                                    $        0.67  $        0.54    $        0.46
       Diluted - pro forma                                      $        0.58  $        0.44    $        0.36
                                                                -------------  -------------    -------------

The above pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                              Employee Stock Options
                                 -----------------------------------------------
Fiscal year                           2003             2002             2001
                                 -------------     ------------     ------------
Expected life (years)                2 - 5             2 - 5            2 - 5
Expected volatility                 37 - 55%         43 - 54%            57%
Risk-free interest rate          0.92% - 4.01%     1.63 - 4.96%     2.37 - 5.90%
Expected dividend yield              0.00%             0.00%            0.00%
                                 -------------     ------------     ------------

                                          Employee Stock Purchase Plans
                                 -----------------------------------------------
Fiscal year                           2003             2002             2001
                                 -------------     ------------     ------------
Expected life (years)              0.25 - 3            0.25             0.25
Expected volatility                30 - 50%          33 - 51%         41 - 49%
Risk-free interest rate          0.87 - 2.25%      1.93 - 2.73%     2.35 - 4.68%
Expected dividend yield             0.00%              0.00%            0.00%
                                 -------------     ------------     ------------

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

As required by SFAS No. 123, the Company has determined that the weighted average estimated fair values of options granted during fiscal 2003, 2002 and 2001 were $8.31, $6.48 and $8.98 per share, respectively.

In applying SFAS No. 123, the impact of outstanding stock options granted prior to 1996 has been excluded from the pro forma calculations; accordingly, the 2003 pro forma adjustments are not necessarily indicative of future period pro forma adjustments.

Foreign Currency Translation
The Company's international operations use their local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates during the year. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income/(loss).

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

Recent Accounting Pronouncements
In November 2002, the Emerging Issues Task Force reached a consensus regarding Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." Issue No. 02-16 provides guidance for classification in the reseller's statement of earnings for various circumstances under which cash consideration is received from a vendor by a reseller. The provisions of Issue No. 02-16 apply to all agreements entered into or modified after December 31, 2002. Issue No. 02-16 did not have a material impact on the Company's consolidated financial statements.

In January 2003, FASB Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51," was issued. FIN No. 46 requires identification of a company's participation in variable interest entities ("VIE"s), which are defined as entities with a level of invested equity that is not sufficient to fund future operations on a stand-alone basis, or whose equity holders lack certain characteristics of a controlling financial interest. For identified VIEs, FIN No. 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns. FIN No. 46 further requires the disclosure of certain information related to VIEs in which a company holds a significant variable interest.

FIN No. 46 was effective for new VIEs established or purchased subsequent to January 31, 2003. For VIEs entered into prior to February 1, 2003, FIN No. 46 was originally effective for interim periods beginning after June 15, 2003. In October 2003, the FASB deferred this effective date until interim or annual periods ending after December 15, 2003. On December 17, 2003, the FASB elected to immediately defer the application of FIN No. 46 for entities not previously subject to special purpose entity guidance. Additionally, the FASB announced that it will issue FIN No. 46R, "Consolidation of Variable Interest Entities - A Modification of FASB Interpretation No. 46," before the end of December 2003, which amends FIN No. 46 and, among other things, includes additional scope exceptions for franchises and entities with business operations that meet certain criteria.

The Company has equity ownership in several of its international licensed operations that are currently not consolidated, but are accounted for under the equity or cost method of accounting. Because the Company's equity and cost basis investments in its joint ventures, franchises and licensed operations were not subject to the original special purpose entity guidance referenced in the previous paragraph, Starbucks has not consolidated any such entities as of September 28, 2003. The Company's application of FIN No. 46, as modified and interpreted, including the provisions in FIN No. 46R, is not expected to have an impact on its consolidated financial statements or disclosures as of September 28, 2003.

In April 2003, SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," was issued. In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have an impact on the Company's consolidated financial statements or disclosures.

In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," ("SFAS No. 150") was issued, which requires that certain financial instruments be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets, and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and must be applied to the Company's existing financial instruments effective June 30, 2003, the beginning of the first fiscal period after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's consolidated financial statements or disclosures.

Reclassifications

During the fiscal first quarter of 2004, the Company realigned its resources to better manage its rapidly growing operations. In connection with this process, classification of operating expenses within the consolidated statements of earnings was evaluated using broad-based definitions of retail, specialty and general and administrative functions. As a result, management determined that certain functions not directly supporting retail or non-retail operations, such as executive, administrative, finance and risk management overhead primarily within international operations, would be more appropriately classified as "General and administrative expenses" than as store or other operating expenses. Accordingly, amounts in prior year periods have been reclassified to conform to current year classifications.

NOTE 2: ACQUISITIONS

On July 14, 2003, the Company acquired Seattle Coffee Company ("SCC") from AFC Enterprises, Inc. SCC includes the Seattle's Best Coffee(R) and Torrefazione Italia(R) brands, which complement the Company's existing portfolio of products. The results of operations of SCC are included in the accompanying consolidated financial statements from the date of purchase. The $70 million all-cash purchase transaction generated goodwill of approximately $43 million and indefinite-lived intangibles, consisting of trade names and recipes, of approximately $13 million. Pro forma results of operations have not been provided, as the amounts were deemed immaterial to the consolidated financial statements of Starbucks.

During fiscal 2003, Starbucks increased its equity ownership to 50% of its international licensed operations in Austria, Shanghai, Spain, Switzerland and Taiwan, which enabled the Company to exert significant influence over their operating and financial policies. For these operations, management determined that a change in accounting method, from the cost method to the equity method, was required. This accounting change included adjusting previously reported information for the Company's proportionate share of net losses as required by APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

As shown in the table below, the cumulative effect of the accounting change to the equity method resulted in reductions of net earnings of $2.4 million and $0.9 million for the 52 weeks ended September 29, 2002, and September 30, 2001, respectively. Additionally, a reduction of net earnings for the effects of the accounting change prior to fiscal 2001 of $0.2 million was recorded (in thousands, except earnings per share):

                                                             52 weeks ended
                                                    --------------------------------
                                                     Sept 29, 2002     Sept 30, 2001
                                                    --------------     -------------
   Net earnings, previously reported                $      215,073     $     181,210
   Effect of change to equity method                        (2,387)             (875)
                                                    --------------     -------------

   Net earnings, as restated                        $      212,686     $     180,335
                                                    ==============     =============
   Net earnings per common share -   basic:
        Previously reported                         $         0.56     $        0.48
                                                    ==============     =============
        As restated                                 $         0.55     $        0.47
                                                    ==============     =============

   Net earnings per common share - diluted:
        Previously reported                         $         0.54     $        0.46
                                                    ==============     =============
        As restated                                 $         0.54     $        0.46
                                                    ==============     =============

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following (in thousands):

Fiscal year ended                                 Sept 28, 2003    Sept 29, 2002
                                                  -------------    -------------
Operating funds and interest-bearing deposits     $     187,118    $      88,697
Money market funds                                       13,789           10,980
                                                  -------------    -------------
Total                                             $     200,907    $      99,677
                                                  =============    =============

NOTE 4: SHORT-TERM AND LONG-TERM INVESTMENTS

The Company's short-term and long-term investments consist of the following (in thousands):

                                                                                   Gross           Gross
                                                                                Unrealized       Unrealized
                                                                Amortized         Holding         Holding          Fair
September 28, 2003                                                 Cost            Gains           Losses          Value
                                                              -------------   --------------   -------------   ------------
Short-term investments - available-for-sale securities:
         United States government agency obligations          $       3,672   $            1   $           -   $      3,673
         State and local government obligations                     125,121              115              (4)       125,232
                                                              -------------   --------------   -------------   ------------
Total                                                         $     128,793   $          116   $          (4)  $    128,905
Short-term investments - trading securities                          21,268                                          20,199
                                                              -------------                                    ------------
Total short-term investments                                  $     150,061                                    $    149,104
                                                              -------------   --------------   -------------   ------------
Long-term investments - available-for-sale securities:
         State and local government obligations               $     131,021   $          421   $         (32)  $    131,410
         Mortgage-backed securities                                   4,804               14             (69)         4,749
                                                              -------------   --------------   -------------   ------------
Total long-term investments                                   $     135,825   $          435   $        (101)  $    136,159
                                                              -------------   --------------   -------------   ------------

                                                                                   Gross           Gross
                                                                                Unrealized       Unrealized
                                                                Amortized         Holding         Holding          Fair
September 29, 2002                                                 Cost            Gains           Losses          Value
                                                              -------------   --------------   -------------   ------------
Short-term investments - available-for-sale securities:
         State and local government obligations               $     155,471   $          244   $         (16)  $    155,699
         United States government agency obligations                  2,406                4               -          2,410
         Mutual funds                                                32,000              211               -         32,211
         Commercial paper                                            26,982                -               -         26,982
                                                              -------------   --------------   -------------   ------------
Total                                                         $     216,859   $          459   $         (16)  $    217,302
Short-term investments - trading securities                          13,210                                          10,360
                                                              -------------                                    ------------
Total short-term investments                                  $     230,069                                    $    227,662
                                                              -------------   --------------   -------------   ------------

For available-for-sale securities, proceeds from sales were $88.9 million, $144.8 million and $46.9 million, in fiscal years 2003, 2002 and 2001, respectively. Gross realized gains from the sales were $0.3 million and $1.7 million in 2003 and 2002, respectively. There were no gross realized losses in 2003 or 2002, and gross realized gains and losses were not material in 2001. Long-term investments generally mature between one and three years.

During fiscal 2001, the Company recognized a loss of $0.9 million on its investment in the common stock of Liveworld, Inc. (previously known as Talk City, Inc.), due to impairments that were determined by management to be other than temporary. There were no similar losses in fiscal 2003 or 2002.

Trading securities are comprised mainly of marketable equity mutual funds designated to approximate the Company's liability under the Management Deferred Compensation Plan, a defined contribution plan. The corresponding deferred compensation liability of $20.4 million in fiscal 2003 and $10.4 million in fiscal 2002 is included in "Accrued compensation and related costs" on the accompanying consolidated balance sheets. In fiscal 2003 and 2002, the changes in net unrealized holding gains (losses) in the trading portfolio included in earnings were $1.8 million and ($1.3) million, respectively.

NOTE 5: DERIVATIVE FINANCIAL INSTRUMENTS

Cash Flow Hedges
Cash flow derivative instruments hedge portions of anticipated product and royalty revenues denominated in Japanese yen and Canadian dollars. During fiscal years 2003, 2002, and 2001, derivative gains (losses) of ($1.7) million, $2.9 million, and $1.7 million, respectively, were reclassified to revenues. As of September 28, 2003, existing forward foreign exchange contracts had accumulated net derivative losses of $0.4 million, net of taxes, in other comprehensive income ("OCI") and will expire within 24 months. Of the amount in OCI, $0.3 million of net derivative losses will be reclassified into net earnings within 12 months. No significant cash flow hedges were discontinued during fiscal years 2003, 2002 or 2001.

Net Investment Hedges
Net investment derivative instruments hedge the Company's equity method investment in Starbucks Coffee Japan, Ltd. These forward foreign exchange contracts expire within 14 months and are intended to minimize foreign currency exposure to fluctuations in the Japanese yen. As a result of using the spot-to-spot method, the Company recognized net gains of $1.4 million, $1.8 million and $1.4 million during the fiscal years 2003, 2002 and 2001, respectively. In addition, the Company had accumulated net derivative losses of $3.8 million, net of taxes, in OCI as of September 28, 2003.

NOTE 6: INVENTORIES

Inventories consist of the following (in thousands):

Fiscal year ended                             Sept 28, 2003        Sept 29, 2002
                                              -------------        -------------
Coffee:
     Unroasted                                $     167,674        $     128,173
     Roasted                                         41,475               35,770
Other merchandise held for sale                      83,784               65,403
Packaging and other supplies                         50,011               33,828
                                              -------------        -------------
Total                                         $     342,944        $     263,174
                                              -------------        -------------

As of September 28, 2003, the Company had committed to fixed-price purchase contracts for green coffee totaling approximately $287.2 million. The Company believes, based on relationships established with its suppliers in the past that the risk of non-delivery on such purchase commitments is low.

NOTE 7: EQUITY AND OTHER INVESTMENTS

The Company's equity and other investments consist of the following (in thousands):

Fiscal year ended                             Sept 28, 2003        Sept 29, 2002
                                              -------------        -------------
Equity method investments                     $     134,341        $      94,620
Cost method investments                               7,210                5,715
Other investments                                     2,706                2,202
                                              -------------        -------------
Total                                         $     144,257        $     102,537
                                              -------------        -------------

Equity Method
The Company's equity investees and ownership interests are as follows:

Fiscal year ended                                Sept 28, 2003    Sept 29, 2002
                                                 -------------    -------------
The North American Coffee Partnership                     50.0%            50.0%
Starbucks Ice Cream Partnership                           50.0%            50.0%
Starbucks Coffee Korea Co., Ltd.                          50.0%            50.0%
Starbucks Coffee Austria GmbH                             50.0%            19.5%
Starbucks Coffee Switzerland AG                           50.0%            19.5%
Starbucks Coffee Espana, S.L.                             50.0%            18.0%
President Starbucks Coffee Taiwan Limited                 50.0%             5.0%
Shanghai President Coffee Co.                             50.0%             5.0%
Starbucks Coffee France SAS                               50.0%               -
Starbucks Coffee Japan, Ltd.                              40.1%            40.1%
Coffee Partners Hawaii                                     5.0%             5.0%
                                                 -------------    -------------

The Company has licensed the rights to produce and distribute Starbucks branded products to two partnerships in which the Company holds a 50% equity interest. The North American Coffee Partnership with the Pepsi-Cola Company develops and distributes bottled Frappuccino(R) and Starbucks DoubleShot(TM) coffee drinks. The Starbucks Ice Cream Partnership with Dreyer's Grand Ice Cream, Inc. develops and distributes premium ice creams. The remaining entities in which the Company is an equity investee operate licensed Starbucks retail stores, including Coffee Partners Hawaii, which is a general partnership.

During fiscal 2003, Starbucks increased its ownership of its licensed operations in Austria, Shanghai, Spain, Switzerland and Taiwan. The carrying amount of these investments was $21.7 million more than the underlying equity in net assets due to acquired goodwill, which is not subject to amortization in accordance with SFAS No. 142. Goodwill will be evaluated for impairment in accordance with APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." For additional information on these equity ownership increases, see Note 2.

On October 10, 2001, the Company sold 30,000 of its shares of Starbucks Coffee Japan, Ltd. ("Starbucks Japan") at approximately $495 per share, net of related costs. In connection with this sale, the Company received cash proceeds of $14.8 million and recorded a gain of $13.4 million on the accompanying consolidated statement of earnings. The Company's ownership interest in Starbucks Japan was reduced from 50.0% to 47.5% following the sale of the shares. Also on October 10, 2001, Starbucks Japan issued 220,000 shares of common stock at approximately $495 per share, net of related costs, in an initial public offering in Japan. In connection with this offering, the Company's ownership interest in Starbucks Japan was reduced from 47.5% to 40.1%. Starbucks recorded "Other additional paid-in capital" on the accompanying consolidated balance sheet of $39.4 million, reflecting the increase in value of its share of the net assets of Starbucks Japan related to the stock offering. As of September 28, 2003, the quoted closing price of Starbucks Japan shares was approximately $153 per share.

The Company's share of income and losses is included in "Income from equity investees" on the accompanying consolidated statements of earnings. Also included is the Company's proportionate share of gross margin resulting from coffee and other product sales to, and royalty and license fee revenues generated from, equity investees. Revenues generated from these related parties, net of eliminations, were $68.0 million, $67.7 million and $48.9 million in fiscal 2003, 2002 and 2001, respectively. Related costs of sales, net of eliminations, were $35.7 million, $37.9 million and $30.3 million in fiscal 2003, 2002 and 2001, respectively.

Cost Method
Starbucks has equity interests in entities to develop Starbucks retail stores in other Chinese markets, Puerto Rico, Germany, Mexico, Chile and Greece. Starbucks has the ability to acquire additional interests in its cost method investees at certain intervals during each respective development period. Depending on the Company's total percentage ownership interest and its ability to exercise significant influence, additional investments may require the retroactive application of the equity method of accounting.

Depending on investee operating conditions, Starbucks may contribute capital resources to its equity method and cost method investees in proportion to the Company's ownership.

Other Investments
Starbucks has investments in privately held equity securities that are recorded at their estimated fair values.

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost and consist of the following (in thousands):

Fiscal year ended                                  Sept 28, 2003   Sept 29, 2002
                                                   -------------   -------------
Land                                               $      11,414   $      11,310
Buildings                                                 64,427          30,961
Leasehold improvements                                 1,311,024       1,131,382
Roasting and store equipment                             613,825         516,129
Furniture, fixtures and other                            375,854         282,068
                                                   -------------   -------------
                                                       2,376,544       1,971,850
Less accumulated depreciation and amortization        (1,049,810)       (814,427)
                                                   -------------   -------------
                                                       1,326,734       1,157,423
Work in progress                                          58,168         108,333
                                                   -------------   -------------
Property, plant and equipment, net                 $   1,384,902   $   1,265,756
                                                   -------------   -------------

NOTE 9: OTHER INTANGIBLE ASSETS AND GOODWILL

As of September 28, 2003, indefinite-lived intangibles were $23.3 million and definite-lived intangibles were $1.6 million, net of accumulated amortization of $0.9 million. As of September 29, 2002, indefinite-lived intangibles were $8.9 million and definite-lived intangibles were $1.0 million, net of accumulated amortization of $0.4 million. Indefinite-lived intangibles increased by $14.4 million during fiscal 2003, primarily due to the acquisition of Seattle Coffee Company. During fiscal 2003 and 2002, amortization expense for definite-lived intangibles was $0.4 million and $0.1 million, respectively. Amortization expense is estimated to be $0.3 million for each of the next five fiscal years.

During fiscal 2003, goodwill increased by approximately $43.4 million primarily due to the acquisition of the Seattle Coffee Company. There were no acquisitions during fiscal 2002, and no impairment was recorded during fiscal 2003 or 2002. The following table summarizes goodwill by operating segment (in thousands):

Fiscal year ended                               Sept 28, 2003      Sept 29, 2002
                                                -------------      -------------
United States                                   $      60,965      $      17,705
International                                           2,379              2,197
                                                -------------      -------------
Total                                           $      63,344      $      19,902
                                                -------------      -------------

NOTE 10: LONG-TERM DEBT

In September 1999, the Company purchased the land and building comprising its York County, Pennsylvania, roasting plant and distribution facility. The total purchase price was $12.9 million. In connection with this purchase, the Company assumed loans totaling $7.7 million from the York County Industrial Development Corporation. The remaining maturities of these loans range from 6 to 7 years, with interest rates from 0.0% to 2.0%.

Scheduled principal payments on long-term debt are as follows (in thousands):

Fiscal year ending
2004                                                               $         722
2005                                                                         735
2006                                                                         748
2007                                                                         762
2008                                                                         776
Thereafter                                                                 1,333
                                                                   -------------
Total principal payments                                           $       5,076
                                                                   -------------

Starbucks has a $20.0 million unsecured revolving credit agreement with a bank, which matures in March 2004. There have been no borrowings under this agreement.

NOTE 11: LEASES

The Company leases retail stores, roasting and distribution facilities and office space under operating leases expiring through 2027. Most lease agreements contain renewal options and rent escalation clauses. Certain leases provide for contingent rentals based upon gross sales.

Rental expense under these lease agreements was as follows (in thousands):

Fiscal year ended                  Sept 28, 2003   Sept 29, 2002   Sept 30, 2001
                                   -------------   -------------   -------------
Minimum rentals - Retail           $     237,742   $     200,827   $     150,510
Minimum rentals - Other                   22,887          19,143          16,033
Contingent rentals                        12,274           5,415           4,018
                                   -------------   -------------   -------------
Total                              $     272,903   $     225,385   $     170,561
                                   -------------   -------------   -------------

Minimum future rental payments under non-cancelable lease obligations as of September 28, 2003, are as follows (in thousands):

Fiscal year ending
2004                                                               $     293,912
2005                                                                     284,401
2006                                                                     270,261
2007                                                                     253,944
2008                                                                     232,713
Thereafter                                                               924,203
                                                                   -------------
Total minimum lease payments                                       $   2,259,434
                                                                   -------------

NOTE 12: SHAREHOLDERS' EQUITY

In addition to 600.0 million shares of authorized common stock with $0.001 par value per share, the Company has authorized 7.5 million shares of preferred stock, none of which was outstanding at September 28, 2003.

During fiscal 2003, the Starbucks Board of Directors authorized management to repurchase shares under any of the Company's programs pursuant to a contract, instruction or written plan meeting the requirements of Rule 10b5-1(c)(1) of the Securities Exchange Act of 1934.

Pursuant to the Company's authorized share repurchase programs, Starbucks acquired 3.3 million shares at an average price of $22.95 for a total cost of $75.7 million during fiscal 2003, and acquired 2.6 million shares at an average price of $19.81 for a total cost of $52.2 million in fiscal 2002. All share repurchases were effected through either Morgan Stanley & Co. Incorporated or Citigroup Global Markets, Inc. As of September 28, 2003, there were approximately 14.6 million additional shares authorized for repurchase. Share repurchases were funded through cash, cash equivalents and available-for-sale securities and were primarily intended to help offset dilution from stock-based compensation and employee stock purchase plans.

Comprehensive Income

Comprehensive income includes all changes in equity during the period, except those resulting from transactions with shareholders and subsidiaries of the Company. It has two components: net earnings and other comprehensive income. Accumulated other comprehensive income/(loss) reported on the Company's consolidated balance sheets consists of foreign currency translation adjustments and the unrealized gains and losses, net of applicable taxes, on available-for-sale securities and on derivative instruments designated and qualifying as cash flow and net investment hedges. Comprehensive income, net of related tax effects, is as follows (in thousands):

Fiscal year ended                                                    Sept 28, 2003    Sept 29, 2002    Sept 30, 2001
                                                                     -------------    -------------    -------------
Net earnings                                                         $     268,346    $     212,686    $     180,335
    Unrealized holding gains on available for sale securities, net of tax provision of $53, $231, and $434 in 2003,
       2002, and 2001, respectively                                            142              394              738
    Unrealized holding gains/(losses) on cash flow hedges, net of tax benefit/(provision) of $804, ($1,066), and ($683) in
       2003, 2002 and 2001, respectively                                    (1,369)           1,815            1,163
    Unrealized holding gains/(losses) on net investment hedges, net of tax benefit/(provision) of $1,903, $415, and ($109) in
       2003, 2002, and 2001, respectively                                   (3,241)            (706)             186
    Reclassification adjustment for (gains)/losses realized in net earnings, net of tax benefit/(provision) of ($41), $1,769,
       and $0 in 2003, 2002, and 2001, respectively                             42           (3,012)               -
                                                                     -------------    -------------    -------------
    Net unrealized gain/(loss)                                              (4,426)          (1,509)           2,087
                                                                     -------------    -------------    -------------
    Translation adjustment                                                  27,255           (1,664)           3,481
                                                                     -------------    -------------    -------------
Total comprehensive income                                           $     291,175    $     209,513    $     185,903
                                                                     -------------    -------------    -------------

Expanded foreign-currency based operations in Europe and Canada and the change in value from translating foreign currency exchange rates to the United States dollar have resulted in a favorable translation adjustment during fiscal 2003, compared to an unfavorable translation adjustment in fiscal 2002.

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

The following summarizes all stock option transactions from October 1, 2000, through September 28, 2003:

                                                     Weighted                    Weighted
                                                     Average        Shares       Average
                                        Shares       Exercise     Subject to     Exercise
                                      Subject to      Price      Exercisable      Price
                                       Options      Per Share      Options      Per Share
                                      ----------    ---------     ----------    ---------
Outstanding, October 1, 2000          41,889,726    $    9.55     20,330,740    $    7.82
       Granted                         9,907,292        20.48
       Exercised                      (6,289,892)        7.45
       Cancelled                      (2,496,195)       14.22
                                      ----------    ---------     ----------    ---------
Outstanding, September 30, 2001       43,010,931        12.13     24,407,135         9.16
       Granted                        10,262,709        15.79
       Exercised                      (9,830,136)        9.29
       Cancelled                      (2,983,701)       15.15
                                      ----------    ---------     ----------    ---------
Outstanding, September 29, 2002       40,459,803        13.55     20,975,598        11.07
       Granted                         9,537,730        21.10
       Exercised                      (8,019,604)       11.69
       Cancelled                      (2,912,483)       17.90
                                      ----------    ---------     ----------    ---------
Outstanding, September 28, 2003       39,065,446    $   15.47     20,888,694   $    12.55
                                      ----------    ---------     ----------    ---------

As of September 28, 2003, there were 28.2 million shares of common stock available for issuance pursuant to future stock option grants. Additional information regarding options outstanding as of September 28, 2003, is as follows:

---------------------------------------------------------------------------------------------------------------
                                          Options Outstanding                        Options Exercisable
---------------------------------------------------------------------------------------------------------------
                                                 Weighted
                                                  Average         Weighted                          Weighted
                                                 Remaining         Average                           Average
        Range of                                Contractual       Exercise                          Exercise
     Exercise Prices              Shares        Life(Years)         Price          Shares              Price
--------------------------      ----------     -------------   ---------------   ----------       -------------
$      2.87  -  $     5.88       1,665,970         1.85        $          4.83    1,665,970       $        4.83
       6.73  -       11.63      12,017,544         4.63                   9.98   11,287,641                9.89
      11.88  -       14.80       7,863,648         7.53                  14.40    2,961,643               13.87
      15.34  -       20.64      14,224,022         8.08                  20.20    3,941,931               19.89
      20.76  -       28.87       3,294,262         8.59                  22.98    1,031,509               22.38
-----------     ----------      ----------         ----        ---------------   ----------       -------------
$      2.87  -  $    28.87      39,065,446         6.69        $         15.47   20,888,694       $       12.55
-----------     ----------      ----------         ----        ---------------   ----------       -------------

Employee Stock Purchase Plans
The Company has an employee stock purchase plan which provides that eligible employees may contribute up to 10% of their base earnings towards the quarterly purchase of the Company's common stock. The employee's purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the quarterly offering period. Employees may purchase shares having a fair market value of up to $25,000 (measured as of the first day of each quarterly offering period for each calendar year). No compensation expense is recorded in connection with the plan. The total number of shares issuable under the plan is 16.0 million. There were 712,046 shares issued under the plan during fiscal 2003 at prices ranging from $17.32 to $20.87. There were 991,742 shares issued under the plan during fiscal 2002 at prices ranging from $12.58 to $19.81. There were 813,635 shares issued under the plan during fiscal 2001 at prices ranging from $12.70 to $18.28. Since inception of the plan, 5.7 million shares have been purchased, leaving 10.3 million shares available for future issuance. Of the 42,666 employees eligible to participate, 11,184 were participants in the plan as of September 28, 2003. Starbucks has an additional employee stock purchase plan which allows eligible United Kingdom employees to save towards the purchase of the Company's common stock. The plan is in compliance with applicable tax laws in the United Kingdom. The employee's purchase price is 85% of the fair value of the stock on the first business day of a three-year offering period. No compensation expense was recorded in connection with the plan during fiscal 2002. The total number of shares issuable under the plan is 600,000. There were 31,294 shares issued under the plan during fiscal 2003 at prices ranging from $11.33 to $12.02. No shares had been issued prior to fiscal 2003 and 568,706 shares remain available for future issuance.

Deferred Stock Plan
The Company has a deferred stock plan for certain key employees that enables participants in the plan to defer receipt of ownership of common shares from the exercise of non-qualified stock options. The minimum deferral period is five years. As of September 28, 2003, receipt of 1,697,100 shares was deferred under the terms of this plan. The rights to receive these shares, represented by common stock units, are included in the calculation of basic and diluted earnings per share as common stock equivalents.

Defined Contribution Plans
Starbucks maintains voluntary defined contribution plans covering eligible employees as defined in the plan documents. Participating employees may elect to defer and contribute a portion of their compensation to the plans up to the plan limits stated in the plan documents, not to exceed the dollar amounts set by applicable laws. For employees in the United States and Canada, the Company matched 25% to 150% of each employee's eligible contribution based on years of service, up to a maximum of the first 4% of each employee's compensation.

The Company's matching contributions to all plans were approximately $6.8 million, $3.1 million and $1.6 million in fiscal 2003, 2002 and 2001, respectively.

NOTE 14: INCOME TAXES

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

Fiscal year ended                                        Sept 28, 2003      Sept 29, 2002       Sept 30, 2001
                                                         -------------      -------------       -------------
Statutory rate                                                    35.0%              35.0%              35.0%
State income taxes, net of federal income tax benefit              3.6                3.4                3.8
Valuation allowance change from prior year                         1.4               (0.6)               1.0
Other, net                                                        (1.5)              (0.5)              (2.4)
                                                              --------           --------           --------
Effective tax rate                                                38.5%              37.3%              37.4%

The provision for income taxes consists of the following (in thousands):

Fiscal year ended                  Sept 28, 2003   Sept 29, 2002   Sept 30, 2001
                                   -------------   -------------   -------------
Currently payable:
    Federal                        $     140,138   $     109,154   $      91,750
    State                                 25,448          16,820          17,656
    Foreign                                8,523           5,807           3,198
Deferred tax asset, net                   (6,120)         (5,468)         (4,892)
                                   -------------   -------------   -------------
Total                              $     167,989   $     126,313   $     107,712
                                   -------------   -------------   -------------

Deferred income taxes or tax benefits reflect the tax effect of temporary differences between the amounts of assets and liabilities for financial reporting purposes and amounts as measured for tax purposes. The Company will establish a valuation allowance if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management's assessments of realizable deferred tax assets. The valuation allowances as of September 28, 2003, and September 29, 2002, were related to losses from investments in foreign equity investees and wholly owned foreign subsidiaries. The net change in the total valuation allowance for the years ended September 28, 2003, and September 29, 2002, was an increase of $7.0 million and a decrease of $2.3 million, respectively. The tax effect of temporary differences and carryforwards that cause significant portions of deferred tax assets and liabilities is as follows (in thousands):

Fiscal year ended                                       Sept 28, 2003   Sept 29, 2002
                                                        -------------   -------------
Deferred tax assets:
    Equity and other investments                        $      17,576   $      15,270
    Capital loss carry forwards                                 4,578           6,077
    Accrued occupancy costs                                    15,706          14,597
    Accrued compensation and related costs                     20,533          12,726
    Other accrued expenses                                     22,410          16,608
    Foreign tax credits                                        14,103          10,199
    Other                                                       7,084           6,971
                                                        -------------   -------------
    Total                                                     101,990          82,448
    Valuation allowance                                       (13,685)         (6,720)
                                                        -------------   -------------
Total deferred tax asset, net of valuation allowance           88,305          75,728
Deferred tax liabilities:
    Property, plant and equipment                             (49,419)        (50,819)
    Other                                                     (10,650)         (5,199)
                                                        -------------   -------------
    Total                                                     (60,069)        (56,018)
                                                        -------------   -------------
Net deferred tax asset                                  $      28,236   $      19,710
                                                        -------------   -------------

As of September 28, 2003, the Company had foreign tax credit carryforwards of $14.1 million with expiration dates between fiscal years 2004 and 2008. The Company also had capital loss carryforwards of $11.9 million expiring in 2006.

Taxes currently payable of $30.5 million and $32.8 million are included in "Accrued taxes" on the accompanying consolidated balance sheets as of September 28, 2003, and September 29, 2002, respectively.

NOTE 15: EARNINGS PER SHARE

The following table represents the calculation of net earnings per common share
- basic (in thousands, except earnings per share):

Fiscal year ended                                              Sept 28, 2003   Sept 29, 2002   Sept 30, 2001
                                                               -------------   -------------   -------------
Net earnings                                                   $     268,346   $     212,686   $     180,335
     Weighted average common shares and common stock
          units outstanding                                          390,753         385,575         380,566
                                                               -------------   -------------   -------------
Net earnings per common share - basic                          $        0.69   $        0.55   $        0.47
                                                               -------------   -------------   -------------

The following table represents the calculation of net earnings per common and common equivalent share - diluted (in thousands, except earnings per share):

Fiscal year ended                                              Sept 28, 2003   Sept 29, 2002   Sept 30, 2001
                                                               -------------   -------------   -------------
Net earnings                                                   $     268,346   $     212,686   $     180,335
     Weighted average common shares and common stock
          units outstanding                                          390,753         385,575         380,566
     Dilutive effect of outstanding common stock options              10,895          11,951          13,783
                                                               -------------   -------------   -------------
     Weighted average common and common equivalent
          Shares outstanding                                         401,648         397,526         394,349
                                                               -------------   -------------   -------------
Net earnings per common share - basic                          $        0.67   $        0.54   $        0.46
                                                               -------------   -------------   -------------

Options with exercise prices greater than the average market price were not included in the computation of diluted earnings per share. These options totaled
0.6 million, 1.8 million and 0.9 million in fiscal 2003, 2002 and 2001, respectively.

NOTE 16: RELATED PARTY TRANSACTIONS

Prior to January 2003, a member of the Company's Board of Directors served as a board member of, and owned an indirect interest in, a privately held company that provides Starbucks with in-store music services. Starbucks paid $0.7 million, $3.0 million and $2.3 million to the privately held company for music services during fiscal 2003, 2002 and 2001, respectively, while the related party relationship existed.

In April 2001, three members of the Board of Directors and other investors, organized as The Basketball Club of Seattle, LLC (the "Basketball Club"), purchased the franchises for The Seattle Supersonics and The Seattle Storm basketball teams. An executive officer of the Company, Howard Schultz, owns a controlling interest in the Basketball Club. Starbucks paid approximately $0.7 million, $0.7 million and $0.3 million during fiscal 2003, 2002 and 2001, respectively, for team sponsorships and ticket purchases while the related party relationship existed. Terms of the team sponsorship agreements did not change as a result of the related party relationship.

NOTE 17: COMMITMENTS AND CONTINGENCIES

The Company has unconditionally guaranteed the repayment of certain yen-denominated bank loans and related interest and fees of an unconsolidated equity investee, Starbucks Coffee Japan, Ltd. There have been no modifications or additions to the loan guarantee agreements since the Company's adoption of FIN No. 45. The guarantees continue until the loans, including accrued interest and fees, have been paid in full. The maximum amount is limited to the sum of unpaid principal and interest amounts, as well as other related expenses. These amounts will vary based on fluctuations in the yen foreign exchange rate. As of September 28, 2003, the maximum amount of the guarantees was approximately $11.8 million.

Coffee brewing and espresso equipment sold to customers through Company-operated and licensed retail stores, as well as equipment sold to the Company's licensees for use in retail licensing operations, are under warranty for defects in materials and workmanship for a period ranging from 12 months to 24 months. The Company establishes a reserve for estimated warranty costs at the time of sale, based on historical experience. The following table summarizes the activity related to product warranty reserves during fiscal 2003 and 2002 (in thousands):

Fiscal year ended                               Sept 28, 2003      Sept 29, 2002
                                                -------------      -------------
Balance at the beginning of the fiscal year     $       1,842      $       1,090
Provision for warranties issued                         2,895              3,128
Warranty claims                                        (2,510)            (2,376)
                                                -------------      -------------
Balance at the end of the fiscal year           $       2,227      $       1,842
                                                -------------      -------------

The Company is party to various legal proceedings arising in the ordinary course of its business, but it is not currently a party to any legal proceeding that management believes would have a material adverse effect on the consolidated financial position or results of operations of the Company.

NOTE 18: SEGMENT REPORTING

Segment information is prepared on the basis that Company's management internally reviews financial information for operational decision making purposes. Starbucks revised its segment reporting into two distinct, geographically based operating segments: United States and International. This change was in response to internal management realignments in the fiscal first quarter of 2004 and management's evaluation of the requirements of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

United States
The Company's United States operations ("United States") represent 86% of total retail revenues, 81% of specialty revenues and 85% of total net revenues. Company-operated retail stores sell coffee and other beverages, whole bean coffees, complementary food, coffee brewing equipment and merchandise. Non-retail activities within the United States include: licensed operations, foodservice accounts and other initiatives related to the Company's core businesses.

International
The Company's international operations ("International") represent the remaining 14% of retail revenues, 19% of specialty revenues and 15% of total net revenues. International sells coffee and other beverages, whole bean coffees, complementary food, coffee brewing equipment and merchandise through Company-operated retail stores in Canada, the United Kingdom, Thailand and Australia, as well as through licensed operations and foodservice accounts in these and other countries. Because International operations are in the early phase of development and have country-specific regulatory requirements, they require a more extensive administrative support organization, as compared to the United States, to provide resources and respond to business needs in each region.

The accounting policies of the operating segments are the same as those described in Note 1. Operating income represents earnings before "Interest and other income, net," "Gain on sale of investment" and "Income taxes." No allocations of corporate overhead, interest or income taxes are made to the segments. Identifiable assets by segment are those assets used in the Company's operations in each segment. Unallocated corporate assets include cash and investments, unallocated assets of the corporate headquarters and roasting facilities, deferred taxes and certain other intangibles. Management evaluates performance of segments based on direct product sales and operating costs.

The table below presents information by operating segment (in thousands):

                                                    United                               Unallocated
Fiscal year ended                                   States           International        Corporate           Total
                                                 -------------       -------------       -----------       -----------
Fiscal 2003:
Total net revenues                               $   3,472,452       $     603,070       $         -       $ 4,075,522
Earnings/(loss) before income taxes                    606,544               5,466          (175,675)          436,335
Depreciation and amortization                          167,138              38,563            32,106           237,807
Income from equity investees                            28,484               9,912                 -            38,396
Equity method investments                               16,919             117,422                 -           134,341
Identifiable assets                                  1,161,512             383,324         1,184,910         2,729,746
                                                 -------------       -------------       -----------       -----------
Fiscal 2002:
Total net revenues                               $   2,828,253       $     460,655       $         -       $ 3,288,908
Earnings/(loss) before income taxes                    506,829               3,891          (171,721)          338,999
Depreciation and amortization                          142,752              34,069            28,736           205,557
Income from equity investees                            19,182              14,263                 -            33,445
Equity method investments                               18,519              76,101                 -            94,620
Identifiable assets                                    957,127             332,411           924,854         2,214,392
                                                 -------------       -------------       -----------       -----------
Fiscal 2001:
Total net revenues                               $   2,298,563       $     350,417       $         -       $ 2,648,980
Earnings/(loss) before income taxes                    400,878              21,138          (133,969)          288,047
Depreciation and amortization                          113,945              24,162            25,394           163,501
Income from equity investees                            12,668              15,072                 -            27,740
Equity method investments                               21,652              35,043                 -            56,695
Identifiable assets                                    901,680             245,169           636,621         1,783,470
                                                 -------------       -------------       -----------       -----------

The tables below represent information by geographic area (in thousands):

Fiscal year ended                           Sept 28, 2003   Sept 29, 2002   Sept 30, 2001
                                            -------------   -------------   -------------
Net revenues from external customers:
   United States                            $   3,472,452   $   2,828,253   $   2,298,563
   Foreign countries                              603,070         460,655         350,417
                                            -------------   -------------   -------------
Total                                       $   4,075,522   $   3,288,908   $   2,468,980
                                            -------------   -------------   -------------

Revenues from foreign countries are based on the location of the customers and consist primarily of retail revenues from the United Kingdom and Canada as well as specialty revenues generated from product sales to international licensees. No customer accounts for 10% or more of the Company's revenues.

Fiscal year ended                           Sept 28, 2003   Sept 29, 2002   Sept 30, 2001
                                            -------------   -------------   -------------
Long-lived assets:
   United States                            $   1,544,300   $   1,202,652   $   1,064,385
   Foreign countries                              261,417         239,097         187,146
                                            -------------   -------------   -------------
Total                                       $   1,805,717   $   1,441,749   $   1,251,531
                                            -------------   -------------   -------------

Assets attributed to foreign countries are based on the country in which those assets are located.

NOTE 19: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information in fiscal 2003 and 2002 is as follows (in thousands, except earnings per share):

                                                         First           Second            Third           Fourth
                                                    --------------   --------------   --------------   --------------
2003 quarter:
       Net revenues                                 $    1,003,526   $      954,206   $    1,036,776   $    1,081,014
       Operating income                                    120,834           85,494          106,019          112,366
       Net earnings                                         78,363           52,031           68,356           69,596
       Net earnings per common share - diluted      $         0.20   $         0.13   $         0.17   $         0.17
                                                    --------------   --------------   --------------   --------------
2002 quarter:
       Net revenues                                 $      805,335   $      783,217   $      835,158   $      865,198
       Operating income                                     92,000           48,444           87,091           88,803
       Net earnings                                         67,709           31,741           55,556           57,680
       Net earnings per common share - diluted      $         0.17   $         0.08   $         0.14   $         0.14
                                                    --------------   --------------   --------------   --------------

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

Management maintains a system of internal controls and procedures designed to provide reasonable assurance that transactions are executed in accordance with proper authorization, transactions are properly recorded in the Company's records, assets are safeguarded, and accountability for assets is maintained. The concept of reasonable assurance is based on the recognition that the cost of maintaining the system of internal accounting controls should not exceed benefits expected to be derived from the system. Internal controls and procedures are periodically reviewed and revised, when appropriate, due to changing circumstances and requirements. In addition, the Company's internal audit department assesses the effectiveness and adequacy of internal controls on a regular basis and recommends improvements when appropriate. Management considers the internal auditors' and independent auditors' recommendations concerning the Company's internal controls and takes steps to implement those that are believed to be appropriate in the circumstances.

Independent auditors are appointed by the Company's Audit and Compliance Committee of the Board of Directors and ratified by the Company's shareholders to audit the financial statements in accordance with auditing standards generally accepted in the United States of America and to independently assess the fair presentation of the Company's financial position, results of operations and cash flows. Their report appears in this Annual Report.

The Audit and Compliance Committee, all of whose members are outside directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit and Compliance Committee meets periodically with management, the independent auditors and the internal auditors, jointly and separately, to review financial reporting matters as well as to ensure that each is properly discharging its responsibilities. The independent auditors and the internal auditors have full and free access to the Committee without the presence of management to discuss the results of their audits, the adequacy of internal accounting controls and the quality of financial reporting.

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

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Starbucks Corporation Seattle, Washington

We have audited the accompanying consolidated balance sheets of Starbucks Corporation and subsidiaries (the "Company") as of September 28, 2003, and September 29, 2002, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years ended September 28, 2003, September 29, 2002 and September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 28, 2003, and September 29, 2002, and the results of its operations and its cash flows for the years ended September 28, 2003, September 29, 2002, and September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Seattle, Washington
December 19, 2003

SHAREHOLDER INFORMATION

MARKET INFORMATION AND DIVIDEND POLICY
The Company's common stock is traded on the National Market tier of The Nasdaq Stock Market, Inc. ("Nasdaq"), under the symbol "SBUX." The following table sets forth the quarterly high and low closing sale prices per share of the common stock as reported by Nasdaq for each quarter during the last two fiscal years.

                                                          HIGH            LOW
                                                       ----------      ---------
September 28, 2003:
         Fourth Quarter                                $    30.19      $   24.55
         Third Quarter                                      26.74          22.91
         Second Quarter                                     26.28          19.80
         First Quarter                                      23.93          20.36
                                                       ----------      ---------
September 29, 2002:
         Fourth Quarter                                $    24.36      $   18.63
         Third Quarter                                      25.63          22.02
         Second Quarter                                     24.07          19.51
         First Quarter                                      19.91          14.56
                                                       ----------      ---------

As of December 17, 2003, the Company had 12,137 shareholders of record. The Company has never paid any dividends on its common stock. The Company presently intends to retain earnings for use in its business and, therefore, does not anticipate paying a cash dividend in the near future.

The Company's Securities and Exchange Commission filings, including the Annual Report on Form 10-K for the fiscal year ended September 28, 2003, may be obtained without charge by accessing the Investor Relations section of the Company's website at http://www.starbucks.com/aboutus/investor.asp, at www.sec.gov or by making a request to Investor Relations via the address, phone number or email address below.

Quarterly information, as well as other current and historical information about the Company, is available immediately upon its release, free of charge, by accessing the Investor Relations section of the Company's website at http://www.starbucks.com/aboutus/investor.asp, or by making a request to Investor Relations via the address, phone number or email address below:

INVESTOR RELATIONS
Investor Relations -- M/S S-FP1
Starbucks Corporation
P.O. Box 34067
Seattle, WA 98124-1067
(206) 447-1575, ext. 87118
http://www.starbucks.com/aboutus/investor.asp

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

Providing open communication and transparency helps the Company be accountable to its stakeholders. To support this goal, Starbucks publishes a CSR Annual Report. Starbucks fiscal 2003 CSR Annual Report is available online at http://www.starbucks.com/csr. To request a printed copy of the report, call 1-800-23-LATTE (1-800-235-2883) or fax your request to 1-800-782-7286.