Form 10-K, Exhibit 13
period 2004-10-03
STARBUCKS CORP
filed 2004-12-10
CIK 829224

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

                                                  Oct 3, 2004    Sept 28, 2003  Sept 29, 2002  Sept 30, 2001   Oct 1, 2000
As of and for the fiscal year ended(1)              (53 Wks)        (52 Wks)      (52 Wks)       (52 Wks)       (52 Wks)
---------------------------------------             --------        --------      --------       --------       --------
RESULTS OF OPERATIONS DATA
Net revenues:
     Company-operated retail                       $4,457,378     $3,449,624     $2,792,904     $2,229,594     $1,823,607
     Specialty:
      Licensing                                       565,798        409,551        311,932        240,665        189,411
      Foodservice and other                           271,071        216,347        184,072        178,721        164,596
                                                   ----------     ----------     ----------     ----------     ----------
     Total specialty                                  836,869        625,898        496,004        419,386        354,007
                                                   ----------     ----------     ----------     ----------     ----------
Total net revenues                                  5,294,247      4,075,522      3,288,908      2,648,980      2,177,614
                                                   ----------     ----------     ----------     ----------     ----------
Operating income                                      610,117        424,713        316,338        280,219        212,190
Internet-related investment losses(2)                      --             --             --          2,940         58,792
Gain on sale of investment(3)                              --             --         13,361             --             --
Net earnings                                       $  391,775     $  268,346     $  212,686     $  180,335     $   94,502
Net earnings per common share - diluted(4)         $     0.95     $     0.67     $     0.54     $     0.46     $     0.24
Cash dividends per share                                   --             --             --             --             --

BALANCE SHEET DATA
Working capital                                    $  585,505     $  315,326     $  310,048     $  148,661     $  146,568
Total assets                                        3,328,168      2,729,746      2,214,392      1,783,470      1,435,026
Long-term debt (including current portion)              4,353          5,076          5,786          6,483          7,168
Shareholders' equity                               $2,486,755     $2,082,427     $1,723,189     $1,374,865     $1,148,212

STORE OPERATING DATA
Percentage change in comparable store sales(5)
     United States                                         11%             9%             7%             5%             9%
     International                                          6%             7%             1%             3%            12%
     Consolidated                                          10%             8%             6%             5%             9%

Stores opened during the year:(6)(7)
     United States
          Company-operated stores                         514            506            503            498            388
          Licensed stores                                 417            315            264            268            342
     International
          Company-operated stores                         120             99            113            151            103
          Licensed stores                                 293            281            297            291            170
                                                   ----------     ----------     ----------     ----------     ----------
Total                                                   1,344          1,201          1,177          1,208          1,003
                                                   ----------     ----------     ----------     ----------     ----------
Stores open at year end:(7)
     United States(8)
          Company-operated stores                       4,293          3,779          3,209          2,706          2,208
          Licensed stores                               1,839          1,422          1,033            769            501
     International
          Company-operated stores                         922            802            703            590            439
          Licensed stores                               1,515          1,222            941            644            353
                                                   ----------     ----------     ----------     ----------     ----------
Total                                                   8,569          7,225          5,886          4,709          3,501
                                                   ----------     ----------     ----------     ----------     ----------

(1)   The Company's fiscal year ends on the Sunday closest to September 30.

(2) During fiscal 2001 and 2000, the Company recognized losses of $2.9 million and $58.8 million, respectively, for impairments of Internet-related investments determined to be other than temporary.

(3) On October 10, 2001, the Company sold 30,000 of its shares of Starbucks Coffee Japan, Ltd. at approximately $495 per share, net of related costs, which resulted in a gain of $13.4 million.

(4) Earnings per share data for fiscal years presented above have been restated to reflect the two-for-one stock split in fiscal 2001.

(5) Includes only Starbucks Company-operated retail stores open 13 months or longer. Comparable store sales percentage for fiscal 2004 excludes the extra sales week.

(6)   Store openings are reported net of closures.

(7) International store information has been adjusted for the 100% acquisition of the Singapore operations by reclassifying historical information from Licensed stores to Company-operated stores.

(8) United States stores open at fiscal 2003 year end include 43 Seattle's Best Coffee ("SBC") and 21 Torrefazione Italia Company-operated stores and 74 SBC franchised stores.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Starbucks Corporation's fiscal year ends on the Sunday closest to September 30. The fiscal year ended on October 3, 2004, included 53 weeks, with the 53rd week falling in the fiscal fourth quarter. Fiscal years 2003 and 2002 each had 52 weeks. Fiscal year 2005 will have 52 weeks.

MANAGEMENT OVERVIEW

During the fiscal year ended October 3, 2004, all areas of Starbucks business, from U.S. and international Company-operated retail operations to the Company's specialty businesses, delivered strong financial performance, and innovation was prevalent throughout the Company's operations. Starbucks believes the Company's ability to achieve the balance between growing the core business and building the foundation for future growth is the key to increasing shareholder value. Starbucks fiscal 2004 performance provides a strong example of the Company's commitment to achieve this balance.

Historically, the primary driver of the Company's revenue growth has been the opening of new retail stores, both Company-operated and licensed, in pursuit of the Company's objective to establish Starbucks as the most recognized and respected brand in the world. With a presence today in more than 30 countries, management believes that the Company's long-term goal of operating 15,000 Starbucks retail locations throughout the United States and at least 15,000 stores in International markets is achievable.

In addition to opening new retail stores, Starbucks is targeting to increase revenues generated at new and existing Company-operated stores by attracting new customers and increasing the frequency of visits by current customers. The strategy is to increase first year average store sales and comparable store sales by continuously improving the level of customer service, maintaining a steady stream of product innovation and improving the speed of service through training, technology and process improvement. For U.S. Company-operated stores opened in fiscal 2004, first year sales volumes are currently estimated at greater than $800,000 as a result of these efforts. Comparable store sales for Company-operated markets increased by 10%, making fiscal 2004 the 13th consecutive year with comparable store sales growth of 5% or greater.

In licensed retail operations, Starbucks shares operating and store development experience to help licensees improve the profitability of existing stores and build new stores, which generate additional royalty income and product sales. The Company's strategy is to selectively increase its equity stake as International markets develop.

The combination of more retail stores, higher revenues from existing stores, and growth in other business channels in both the United States and International operating segments resulted in a 29.9% increase in total net revenues for the 53 weeks of fiscal 2004, compared to the 52 weeks of fiscal 2003. Excluding the impact of the extra sales week in fiscal 2004, total net revenues increased 27.3%. Both of these revenue growth measures were above the Company's three to five year target of approximately 20%.

Since additional retail stores can leverage existing support organizations and facilities, the Company's infrastructure can be expanded more slowly than the rate of revenue growth and generate margin improvement. In fiscal 2004, operating income as a percentage of total net revenues increased to 11.5% from 10.4% in fiscal 2003, and net earnings increased by 46.0%, compared to fiscal 2003. These results demonstrated the Company's ability to improve operating margin despite pressures from rising dairy and green coffee commodity costs throughout the fiscal year. The Company's International operations delivered a full year of positive operating results, primarily due to leverage gained on most operating expenses distributed over an expanded revenue base. In recent fiscal years, the Company made substantial infrastructure investments in corporate and regional support facilities and personnel, as well as established more efficient distribution networks. Such investments were necessary to support the Company's planned international expansion, which is now realizing substantial benefit from this foundation.

Management believes that comparable store sales growth of the level achieved during fiscal 2004 is not sustainable over the long term. However, management believes that new store development opportunities on a global basis are sufficient for the Company to maintain a high level of unit growth and that the execution of the current retail operating strategy can continue to increase first year average store sales and comparable stores sales. These revenue growth opportunities, coupled with continuous focus on controlling both operating and capital costs, should allow Starbucks to continue to modestly improve margins and achieve annual revenue growth of approximately 20% and annual earnings per share growth of 20%-25% for the next three to five years.

ACQUISITIONS

In July 2004, Starbucks acquired 100% of its licensed operations in Singapore and acquired 49.9% of its licensed operations in Malaysia, for a combined total of approximately $12.1 million. Previously, the Company did not have any equity ownership interests in these entities. The results of operations for Singapore are included in the accompanying consolidated financial statements from the date of acquisition. For its investment in Malaysia, management applied the equity method of accounting from the date of acquisition, since the Company is able to exert significant influence over the investee's operating and financial policies.

In July 2003, the Company acquired Seattle Coffee Company ("SCC"), which includes the Seattle's Best Coffee(R) and Torrefazione Italia(R) brands, from AFC Enterprises, Inc. for $70 million in cash. The results of operations of SCC are included in the accompanying consolidated financial statements from the date of acquisition.

During fiscal 2003, Starbucks increased its equity ownership to 50% of its international licensed operations in Austria, Shanghai, Spain, Switzerland and Taiwan, which enabled the Company to exert significant influence over their operating and financial policies. For these operations, the Company reflected a change in accounting method during fiscal 2003, from the cost method to the equity method, in the consolidated financial statements.

RESULTS OF OPERATIONS - FISCAL 2004 COMPARED TO FISCAL 2003

The following table sets forth the percentage relationship to total net revenues, unless otherwise indicated, of certain items included in the Company's consolidated statements of earnings:

                                                   Oct 3, 2004               Sept 28, 2003             Sept 29, 2002
Fiscal year ended                                    (53 Wks)                  (52 Wks)                  (52 Wks)
-----------------                                    --------                  --------                  --------
STATEMENTS OF EARNINGS DATA
Net revenues:
     Company-operated retail                            84.2%                     84.6%                     84.9%
     Specialty:
      Licensing                                         10.7                      10.1                       9.5
      Foodservice and other                              5.1                       5.3                       5.6
                                                       -----                     -----                     -----
     Total specialty                                    15.8                      15.4                      15.1
                                                       -----                     -----                     -----
Total net revenues                                     100.0                     100.0                     100.0

Cost of sales including occupancy costs                 41.5                      41.4                      41.0
Store operating expenses(1)                             40.2                      40.0                      39.7
Other operating expenses(2)                             20.5                      22.6                      21.4
Depreciation and amortization expenses                   5.3                       5.8                       6.3
General and administrative expenses                      5.7                       6.0                       7.1

Income from equity investees                             1.1                       0.9                       1.0
          Operating income                              11.5                      10.4                       9.6

Interest and other income, net                           0.3                       0.3                       0.3
Gain on sale of investment                               0.0                       0.0                       0.4
                                                       -----                     -----                     -----
Earnings before income taxes                            11.8                      10.7                      10.3
Income taxes                                             4.4                       4.1                       3.8
                                                       -----                     -----                     -----
          Net earnings                                   7.4%                      6.6%                      6.5%
                                                       =====                     =====                     =====

(1)   Shown as a percentage of related Company-operated retail revenues.

(2)   Shown as a percentage of related total specialty revenues.

CONSOLIDATED RESULTS OF OPERATIONS

Net revenues for the fiscal year ended 2004 increased 29.9% to $5.3 billion from $4.1 billion for the 52-week period of fiscal 2003. Net revenues increased 27.3% when calculated on a comparative 52-week basis for both fiscal 2004 and 2003. During the fiscal year ended 2004, Starbucks derived 84% of total net revenues from its Company-operated retail stores. Company-operated retail revenues increased 29.2% to $4.5 billion for the fiscal year ended 2004, from $3.4 billion for the 52-week period of fiscal 2003. Company-operated retail revenues increased 26.7% when calculated on a comparative 52-week basis for both fiscal 2004 and 2003. This increase was primarily due to the opening of 634 new Company-operated retail stores during the previous 12 months and comparable store sales growth of 10%. The increase in comparable store sales was due to a 9% increase in the number of customer transactions and a 1% increase in the average value per transaction. Comparable store sales growth percentages were calculated excluding the extra week of fiscal 2004. Management believes increased customer traffic continues to be driven by new product innovation, continued popularity of core products, a high level of customer satisfaction and improved speed of service through enhanced technology, training and execution at retail stores.

The Company derived the remaining 16% of total net revenues from its Specialty Operations. Specialty revenues, which include licensing revenues and foodservice and other revenues, increased 33.7% to $837 million for the fiscal year ended 2004, from $626 million for the 52-week period of fiscal 2003. Excluding the impact of the extra sales week in fiscal 2004, total specialty revenues increased 31.0% to $820 million.

Licensing revenues, which are derived from retail store licensing arrangements, grocery and warehouse club licensing, and certain other branded-product licensed operations, increased 38.2% to $566 million for the fiscal year ended 2004, from $410 million for the 52-week period of fiscal 2003. The increase was due to higher product sales and royalty revenues from the addition of 710 new licensed retail stores during the previous 12 months and growth in the grocery and warehouse club businesses. The growth in the grocery and warehouse club businesses was a result of expanded agreements with Kraft Foods, Inc., including the addition of six new Starbucks coffees along with a selection of Tazo(R) teas, and the acquisition of Seattle Coffee Company in the fourth quarter of fiscal 2003.

Foodservice and other revenues increased 25.3% to $271 million for the fiscal year ended 2004, from $216 million for the 52-week period of fiscal 2003. The increase was primarily attributable to the growth in new and existing foodservice accounts, which benefited from the July 2003 acquisition of Seattle Coffee Company.

Cost of sales and related occupancy costs increased to 41.5% of total net revenues in fiscal 2004, from 41.4% in fiscal 2003. The increase was primarily due to higher dairy and green coffee commodity costs, partially offset by leverage gained on occupancy costs, which are primarily fixed expenses.

Store operating expenses as a percentage of Company-operated retail revenues increased to 40.2% in fiscal 2004, from 40.0% in fiscal 2003, primarily due to higher marketing expenditures for holiday and new product promotions, as well as increased costs to maintain retail stores and equipment due to sustained high traffic levels.

Other operating expenses (expenses associated with the Company's Specialty Operations) decreased to 20.5% of specialty revenues in fiscal 2004, compared to 22.6% in fiscal 2003. The decrease was primarily due to leverage gained on payroll-related expenditures distributed over an expanded revenue base.

Depreciation and amortization expenses increased to $280 million in fiscal 2004, from $238 million in fiscal 2003. The increase was primarily due to a net increase of 634 new Company-operated retail stores during the previous 12 months and higher depreciation expenses associated with shortened estimated useful lives of equipment deployed in the Company's foodservice operations. As a percentage of total net revenues, depreciation and amortization decreased to 5.3% for the 53 weeks ended October 3, 2004, from 5.8% for the corresponding 52-week fiscal 2003 period, primarily due to the leverage of fixed depreciation expenses from the extra sales week in 2004.

General and administrative expenses increased to $304 million in fiscal 2004, compared to $245 million in fiscal 2003, primarily due to higher payroll-related expenditures. As a percentage of total net revenues, general and administrative expenses decreased to 5.7% for the 53 weeks ended October 3, 2004, from 6.0% for the 52 weeks ended September 28, 2003.

Operating income increased 43.7% to $610 million in fiscal 2004, from $425 million in fiscal 2003. The operating margin increased to 11.5% of total net revenues in fiscal 2004, compared to 10.4% in fiscal 2003, primarily due to leverage gained on most fixed operating costs distributed over an expanded revenue base, partially offset by higher dairy and green coffee commodity costs.

Income from equity investees was $61 million in fiscal 2004, compared to $38 million in fiscal 2003. The increase was primarily due to volume-driven operating results for The North American Coffee Partnership, which produces bottled Frappuccino(R) and Starbucks DoubleShot(R) coffee drinks, and improved profitability of Starbucks Coffee Japan, Ltd. ("Starbucks Japan"). The July 2003 increase in the Company's ownership interest from 5% to 50% in the Taiwan and Shanghai licensed operations also contributed to the growth.

Net interest and other income, which primarily consists of interest income, increased to $14 million in fiscal 2004, from $12 million in fiscal 2003. The growth was a result of interest income earned on higher cash and liquid investment balances during fiscal 2004, compared to the prior year.

Income taxes for the 53 weeks ended October 3, 2004, resulted in an effective tax rate of 37.2%, compared to 38.5% in fiscal 2003. The lower effective tax rate was primarily due to improved operating results as fewer nondeductible losses were generated from international markets, which are in various phases of development.

OPERATING SEGMENTS

Segment information is prepared on the same basis that the Company's management reviews financial information for operational decision-making purposes.

The following tables summarize the Company's results of operations by segment for fiscal 2004 and 2003 (in thousands):

                                                         % of                    % of                       % of
                                                        United                   Inter-                    Total
                                             United     States      Inter-      national    Unallocated     Net
53 weeks ended October 3, 2004               States     Revenue    national     Revenue      Corporate    Revenue     Consolidated
------------------------------               ------     -------    --------     -------      ---------    -------     ------------
Net revenues:
      Company-operated retail              $3,800,367    84.6%     $657,011      81.8%      $      --          -- %    $4,457,378
      Specialty:
         Licensing                            436,981     9.7       128,817      16.0              --          --         565,798
         Foodservice and other                253,502     5.7        17,569       2.2              --          --         271,071
                                           ----------    ----      --------      ----       ---------        ----      ----------
      Total specialty                         690,483    15.4       146,386      18.2              --          --         836,869
                                           ----------    ----      --------      ----       ---------        ----      ----------
Total net revenues                          4,490,850   100.0       803,397     100.0              --          --       5,294,247

Cost of sales and related occupancy costs   1,789,502    39.8       409,152      50.9              --          --       2,198,654
Store operating expenses                    1,546,871    40.7(1)    243,297      37.0(1)           --          --       1,790,168
Other operating expenses                      144,853    21.0(2)     26,795      18.3(2)           --          --         171,648
Depreciation and amortization expenses        201,703     4.5        45,783       5.7          32,538         0.6         280,024
General and administrative expenses            80,221     1.8        48,206       6.0         175,866         3.3         304,293

Income from equity investees                   37,453     0.8        23,204       2.9              --          --          60,657
                                           ----------    ----      --------      ----       ---------        ----      ----------
      Operating income/(loss)              $  765,153    17.0%     $ 53,368       6.6%      $(208,404)       (3.9)%    $  610,117
                                           ==========    ====      ========       ===       =========        ====      ==========

                                                         % of                     % of                      % of
                                                        United                   Inter-                    Total
                                             United     States      Inter-      national    Unallocated     Net
52 weeks ended September 28, 2003            States     Revenue    national     Revenue      Corporate    Revenue     Consolidated
---------------------------------            ------     -------    --------     -------      ---------    -------     ------------
Net revenues:
      Company-operated retail              $2,965,618    85.4%     $484,006      80.3%      $      --          -- %    $3,449,624
      Specialty:
         Licensing                            301,175     8.7       108,376      18.0              --          --         409,551
         Foodservice and other                205,659     5.9        10,688       1.7              --          --         216,347
                                           ----------    ----      --------      ----       ---------        ----      ----------
      Total specialty                         506,834    14.6       119,064      19.7              --          --         625,898
                                           ----------    ----      --------      ----       ---------        ----      ----------
Total net revenues                          3,472,452   100.0       603,070     100.0              --          --       4,075,522

Cost of sales and related occupancy costs   1,363,267    39.3       322,661      53.5              --          --       1,685,928
Store operating expenses                    1,199,020    40.4(1)    180,554      37.3(1)           --          --       1,379,574
Other operating expenses                      119,960    23.7(2)     21,386      18.0(2)           --          --         141,346
Depreciation and amortization expenses        167,138     4.8        38,563       6.4          32,106         0.8         237,807
General and administrative expenses            45,007     1.3        44,352       7.4         155,191         3.8         244,550

Income from equity investees                   28,484     0.8         9,912       1.6              --          --          38,396
                                           ----------    ----      --------      ----       ---------        ----      ----------
      Operating income/(loss)              $  606,544    17.5%     $  5,466       0.9%      $(187,297)       (4.6)%    $  424,713
                                           ==========    ====      ========       ===       =========        ====      ==========


(1)   Shown as a percentage of related Company-operated retail revenues.

(2)   Shown as a percentage of related total specialty revenues.

UNITED STATES

The Company's United States operations ("United States") represent 85% of Company-operated retail revenues, 83% of total specialty revenues and 85% of total net revenues. United States operations sell coffee and other beverages, whole bean coffees, complementary food, coffee brewing equipment and merchandise primarily through Company-operated retail stores. Specialty Operations within the United States include licensed retail stores and other licensing operations, foodservice accounts and other initiatives related to the Company's core businesses.

United States total net revenues increased by $1.0 billion, or 29.3%, to $4.5 billion for the fiscal year ended 2004, compared to $3.5 billion for the 52-week period of fiscal 2003. Excluding the impact of the extra sales week in fiscal 2004, United States total net revenues increased 26.8% to $4.4 billion. United States Company-operated retail revenues increased by $835 million, or 28.1%, to $3.8 billion for the fiscal year ended 2004, compared to $3.0 billion for the 52-week period of fiscal 2003, primarily due to the opening of 514 new Company-operated retail stores during the previous 12 months and comparable store sales growth of 11%. The increase in comparable store sales was due to a 10% increase in the number of customer transactions and a 1% increase in the average value per transaction. Management believes increased customer traffic continues to be driven by new product innovation, continued popularity of core products, a high level of customer satisfaction and improved speed of service through enhanced technology, training and execution at retail stores. Excluding the impact of the extra sales week in fiscal 2004, United States Company-operated retail revenues increased 25.7% to $3.7 billion.

Total United States specialty revenues increased $184 million, or 36.2%, to $690 million for the fiscal year ended 2004, compared to $507 million in the 52-week period of fiscal 2003. Excluding the impact of the extra sales week in fiscal 2004, United States specialty revenues increased 33.4% to $676 million. United States licensing revenues increased $136 million, or 45.1%, to $437 million, compared to $301 million for the 52-week period of fiscal 2003. The increase was primarily due to volume-driven growth in the grocery and warehouse club businesses as a result of expanded agreements with Kraft Foods Inc., including the addition of six new Starbucks coffees along with a selection of Tazo(R) teas. In addition, product sales and royalty revenues increased as a result of opening 417 new licensed retail stores during the previous 12 months. Foodservice and other revenues increased $48 million, or 23.3%, to $254 million from $206 million in fiscal 2003, due to both the addition of new and existing Starbucks and Seattle Coffee Company foodservice accounts.

United States operating income increased by 26.1% to $765 million for the fiscal year ended 2004, from $607 million for the fiscal year ended 2003. Operating margin decreased to 17.0% of related revenues from 17.5% in the 52-week period of fiscal 2003, primarily due to higher dairy and green coffee commodity costs, as well as higher payroll-related expenditures to support the Company's accelerated retail store growth. These increases were partially offset by leverage gained on fixed occupancy costs distributed over an expanded revenue base.

INTERNATIONAL

The Company's international operations ("International") represent the remaining 15% of Company-operated retail revenues, 17% of total specialty revenues and 15% of total net revenues. International sells coffees and other beverages, whole bean coffees, complementary food, coffee brewing equipment and merchandise through Company-operated retail stores in Canada, the United Kingdom, Thailand, Australia and Singapore, as well as through retail store licensing operations and foodservice accounts in these and more than 20 other countries. International operations are in various early stages of development and have country-specific regulatory requirements that necessitate a more extensive support organization, relative to the current levels of revenue and operating income, than in the United States.

International total net revenues increased $200 million, or 33.2%, to $803 million for the fiscal year ended 2004, compared to $603 million for the 52-week period of fiscal 2003. Excluding the impact of the extra sales week in fiscal 2004, International total net revenues increased 30.6%. International Company-operated retail revenues increased $173 million, or 35.7%, to $657 million for the fiscal year ended 2004, compared to $484 million for the 52-week period of fiscal 2003. The increase was primarily due to the opening of 120 new Company-operated retail stores during the previous 12 months, the weakening of the U.S. dollar against both the British pound sterling and Canadian dollar, and comparable store sales growth of 6%. The increase in comparable store sales resulted from a 5% increase in the number of customer transactions and a 1% increase in the average value per transaction. Excluding the impact of the extra sales week in fiscal 2004, International Company-operated retail revenues increased 33.0% to $644 million.

Total International specialty revenues increased $27 million, or 22.9%, to $146 million for the fiscal year ended 2004, compared to $119 million for the 52-week period of fiscal 2003. Excluding the impact of the extra sales week in fiscal 2004, International specialty revenues increased 20.6% to $144 million. The increase was primarily due to higher product sales and royalty revenues from opening 293 new licensed retail stores during the previous 12 months, partially offset by proportionate eliminations of sales to equity investees in which the Company increased its ownership interest in late fiscal 2003.

International operating income increased to $53 million for the fiscal year ended 2004, compared to $5 million in the 52-week period of fiscal 2003. Operating margin increased to 6.6% of related revenues from 0.9% in the 52-week period of fiscal 2003, primarily due to leverage gained on most fixed costs distributed over an expanded revenue base.

UNALLOCATED CORPORATE

Unallocated corporate expenses pertain to certain functions, such as executive management, accounting, administration, tax, treasury and information technology infrastructure, that support but are not specifically attributable to the Company's operating segments and include related depreciation and amortization expenses. Unallocated corporate expenses increased to $208 million for the fiscal year ended 2004, from $187 million in the 52-week period of fiscal 2003, primarily due to higher provisions for incentive compensation based on the Company's performance and other payroll-related expenditures. Total unallocated corporate expenses as a percentage of total net revenues decreased to 3.9% for the fiscal year ended 2004, compared to 4.6% for the 52-week period of fiscal 2003.

RESULTS OF OPERATIONS - FISCAL 2003 COMPARED TO FISCAL 2002

CONSOLIDATED RESULTS OF OPERATIONS

Net revenues for the fiscal year ended 2003 increased 23.9% to $4.1 billion, from $3.3 billion for the corresponding fiscal 2002 period. During the fiscal year ended 2003, Starbucks derived 85% of total net revenues from its Company-operated retail stores. Company-operated retail revenues increased 23.5% to $3.4 billion for the fiscal year ended 2003, from $2.8 billion for the corresponding fiscal 2002 period. This increase was due primarily to the opening of 602 new Company-operated retail stores during the previous 12 months, comparable store sales growth of 8% driven almost entirely by increased transactions, and the July 2003 acquisition of 49 Seattle's Best Coffee and 21 Torrefazione Italia stores.

The Company derived the remaining 15% of total net revenues from its Specialty Operations. Specialty revenues, which include licensing revenues and foodservice and other revenues, increased $129.9 million, or 26.2%, to $625.9 million for the fiscal year ended 2003, from $496.0 million for the corresponding fiscal 2002 period.

Licensing revenues, which are derived from retail store licensing arrangements, grocery and warehouse club licensing and certain other branded-product licensed operations, increased 31.3% to $409.6 million for the fiscal year ended 2003, from $311.9 million for the corresponding fiscal 2002 period. The increase was due to higher product sales and royalty revenues from opening 599 new licensed retail stores during the previous 12 months and growth in the licensed grocery and warehouse club businesses.

Foodservice and other revenues increased 17.5% to $216.3 million for the fiscal year ended 2003, from $184.1 million for the corresponding fiscal 2002 period. The increase was primarily attributable to broader distribution and growth in new and existing foodservice accounts.

Cost of sales and related occupancy costs increased to 41.4% of total net revenues in fiscal 2003, from 41.0% in fiscal 2002. The increase was primarily due to higher green coffee costs and a shift in specialty revenue mix to lower margin products. The Company's green coffee costs reached a historic low for Starbucks in the second and third fiscal quarters of 2002 and have gradually increased since then. These increases were partially offset by leverage gained on fixed occupancy costs distributed over an expanded revenue base.

Store operating expenses as a percentage of Company-operated retail revenues increased to 40.0% in fiscal 2003, from 39.7% in fiscal 2002, primarily due to higher payroll-related and advertising expenditures. Payroll-related costs have increased primarily due to an increase in the number of partners eligible to participate in the Company's medical and vacation benefits. Advertising expenditures increased in fiscal 2003 due to promotions for new and existing products. These increases were partially offset by lower provisions for asset impairment for International Company-operated retail stores in 2003 as compared to the prior year.

Other operating expenses (expenses associated with the Company's Specialty Operations) were 22.6% of specialty revenues in fiscal 2003, compared to 21.4% in fiscal 2002, primarily due to higher payroll-related expenditures to support the continued development of the Company's foodservice distribution network and international infrastructure, including regional offices and field personnel.

Depreciation and amortization expenses increased to $237.8 million in fiscal 2003, from $205.6 million in fiscal 2002, primarily due to opening 602 Company-operated retail stores during the previous 12 months and the refurbishment of existing Company-operated retail stores.

General and administrative expenses increased to $244.6 million in fiscal 2003, compared to $234.6 million in fiscal 2002, which included an $18.0 million charge for the litigation settlement of two California class action lawsuits. Excluding the litigation charge, general and administrative expenses increased $28.0 million from the comparable fiscal 2002 period due to higher payroll-related expenditures and costs related to the acquisition of Seattle Coffee Company. General and administrative expenses as a percentage of total net revenues decreased to 6.0% in fiscal 2003, compared to 7.1% in fiscal 2002.

Operating income increased 34.3% to $424.7 million in fiscal 2003, from $316.3 million in fiscal 2002. The operating margin increased to 10.4% of total net revenues in fiscal 2003, compared to 9.6% in fiscal 2002, primarily due to leverage gained on fixed costs distributed over an expanding revenue base, partially offset by higher green coffee costs, as discussed above.

Income from equity investees was $38.4 million in fiscal 2003, compared to $33.4 million in fiscal 2002. The increase was mainly attributable to continued strong results by The North American Coffee Partnership, the Company's 50%-owned partnership with the Pepsi-Cola Company, from expanded ready-to-drink product lines, lower direct costs and manufacturing efficiencies. Partially offsetting this increase was the Company's proportionate share of the net losses of Starbucks Japan in fiscal 2003, compared to a net profit in fiscal 2002, primarily due to lower average sales per store.

Net interest and other income, which primarily consists of interest income, increased to $11.6 million in fiscal 2003, from $9.3 million in fiscal 2002. The growth was a result of increased interest received on higher balances of cash, cash equivalents and liquid securities during fiscal 2003, compared to the prior year, as well as gains realized on market revaluations of the Company's trading securities, compared to realized losses on this portfolio in the prior year.

The Company's effective tax rate for fiscal 2003 was 38.5% compared to 37.3% in fiscal 2002, as a result of a shift in the composition of the Company's pretax earnings in fiscal 2003. Operations taxed in the United States had higher pretax earnings and International operations generated greater nondeductible losses during fiscal 2003 than fiscal 2002.

SEGMENT RESULTS OF OPERATIONS

The following tables summarize the Company's results of operations by segment for fiscal 2003 and 2002 (in thousands):

                                                         % of                     % of                      % of
                                                        United                   Inter-                    Total
                                             United     States      Inter-      national    Unallocated     Net
52 weeks ended September 28, 2003            States     Revenue    national     Revenue      Corporate    Revenue     Consolidated
---------------------------------            ------     -------    --------     -------      ---------    -------     ------------

Net revenues:
      Company-operated retail              $2,965,618    85.4%     $484,006      80.3%      $      --          -- %    $3,449,624
      Specialty:
         Licensing                            301,175     8.7       108,376      18.0              --          --         409,551
         Foodservice and other                205,659     5.9        10,688       1.7              --          --         216,347
                                           ----------    ----      --------      ----       ---------        ----      ----------
      Total specialty                         506,834    14.6       119,064      19.7              --          --         625,898
                                           ----------    ----      --------      ----       ---------        ----      ----------
Total net revenues                          3,472,452   100.0       603,070     100.0              --          --       4,075,522

Cost of sales and related occupancy costs   1,363,267    39.3       322,661      53.5              --          --       1,685,928
Store operating expenses                    1,199,020    40.4(1)    180,554      37.3(1)           --          --       1,379,574
Other operating expenses                      119,960    23.7(2)     21,386      18.0(2)           --          --         141,346
Depreciation and amortization expenses        167,138     4.8        38,563       6.4          32,106         0.8         237,807
General and administrative expenses            45,007     1.3        44,352       7.4         155,191         3.8         244,550

Income from equity investees                   28,484     0.8         9,912       1.6              --          --          38,396
                                           ----------    ----      --------      ----       ---------        ----      ----------
      Operating income/(loss)              $  606,544    17.5%     $  5,466       0.9%      $(187,297)       (4.6)%    $  424,713
                                           ==========    ====      ========       ===       =========        ====      ==========

                                                         % of                     % of                      % of
                                                        United                   Inter-                    Total
                                             United     States      Inter-      national    Unallocated     Net
52 weeks ended September 29, 2002            States     Revenue    national     Revenue      Corporate    Revenue     Consolidated
---------------------------------            ------     -------    --------     -------      ---------    -------     ------------
Net revenues:
      Company-operated retail              $2,425,163    85.7%     $367,741      79.8%      $      --          -- %    $2,792,904
      Specialty:
         Licensing                            227,711     8.1        84,221      18.3              --          --         311,932
         Foodservice and other                175,379     6.2         8,693       1.9              --          --         184,072
                                           ----------    ----      --------      ----       ---------        ----      ----------
      Total specialty                         403,090    14.3        92,914      20.2              --          --         496,004
                                           ----------    ----      --------      ----       ---------        ----      ----------
Total net revenues                          2,828,253   100.0       460,655     100.0              --          --       3,288,908

Cost of sales and related occupancy costs   1,114,535    39.4       235,476      51.1              --          --       1,350,011
Store operating expenses                      961,617    39.7(1)    148,165      40.3(1)           --          --       1,109,782
Other operating expenses                       87,718    21.8(2)     18,366      19.8(2)           --          --         106,084
Depreciation and amortization expenses        142,752     5.0        34,069       7.4          28,736         0.9         205,557
General and administrative expenses            33,928     1.2        35,007       7.6         165,646         5.0         234,581

Income from equity investees                   19,182     0.7        14,263       3.1              --          --          33,445
                                           ----------    ----      --------      ----       ---------        ----      ----------
      Operating income/(loss)              $  506,885    17.9%     $  3,835       0.8%      $(194,382)       (5.9)%    $  316,338
                                           ==========    ====      ========       ===       =========        ====      ==========

(1)   Shown as a percentage of related Company-operated retail revenues.

(2)   Shown as a percentage of related total specialty revenues.

UNITED STATES

United States total net revenues increased by $644.2 million, or 22.8%, to $3.5 billion in fiscal year 2003 from $2.8 billion in fiscal 2002. United States Company-operated retail revenues increased $540.5 million, or 22.3%, to $3.0 billion, primarily due to the opening of 506 new Company-operated retail stores in fiscal 2003 and comparable store sales growth of 9%. The increase in comparable store sales was almost entirely due to higher transaction volume.

Total United States specialty revenues increased $103.7 million, or 25.7%, to $506.8 million in fiscal 2003, compared to $403.1 million in fiscal 2002. United States licensing revenues increased $73.5 million, or 32.3%, to $301.1 million in fiscal

2003. The increase was primarily due to higher product sales and royalty revenues as a result of opening 315 new licensed retail stores during the previous 12 months and growth in the grocery and warehouse club businesses. United States foodservice and other revenues increased $30.3 million, or 17.3%, to $205.7 million in fiscal 2003, due to broader distribution and growth in new and existing foodservice accounts.

United States operating income increased 19.7% to $606.5 million in fiscal 2003, from $506.9 million in fiscal 2002. Operating margin decreased to 17.5% of related revenues from 17.9% in the prior year, primarily due to higher green coffee costs and payroll-related expenditures, partially offset by fixed occupancy costs distributed over an expanding revenue base.

INTERNATIONAL

International total net revenues increased $142.4 million, or 30.9%, to $603.1 million in fiscal 2003, from $460.7 million for the corresponding fiscal 2002 period. International Company-operated retail revenues increased $116.3 million, or 31.6%, to $484.0 million, primarily due to the opening of 96 new Company-operated retail stores in fiscal 2003 and comparable store sales growth of 7%. The increase in comparable store sales was almost entirely due to higher transaction volume and reflects the improved operational execution in the U.K. market.

Total International specialty revenues increased $26.1 million, or 28.1%, to $119.1 million in fiscal 2003, from $92.9 million in fiscal 2002. The increase was primarily due to higher product sales and royalty revenues from opening 284 new licensed retail stores during the previous 12 months.

International operating income increased 42.5% to $5.5 million in fiscal 2003, from $3.8 million in fiscal 2002. Operating margin increased to 0.9% of related revenues from 0.8% in the corresponding fiscal 2003 period, primarily due to lower provisions recorded for retail store asset impairment and disposals of $3.7 million in fiscal 2003, compared to $13.9 million in fiscal 2002. This was partially offset by International's proportionate share of net losses in Starbucks Japan and a shift in sales mix to lower-margin products.

UNALLOCATED CORPORATE

Unallocated corporate expenses decreased to $187.3 million in fiscal 2003, from $194.4 million in fiscal 2002, primarily due to an $18.0 million litigation settlement in fiscal 2002, partially offset by higher payroll-related expenditures in fiscal 2003. Total unallocated corporate expenses as a percentage of total net revenues decreased from 5.9% in fiscal 2002 to 4.6% in fiscal 2003.

LIQUIDITY AND CAPITAL RESOURCES

The following table represents components of the Company's most liquid assets (in thousands):

Fiscal year ended                                                    Oct 3, 2004    Sept 28, 2003
-----------------                                                    -----------    -------------
Cash and cash equivalents                                              $299,128       $200,907
Short-term investments - available-for-sale and trading securities      353,881        149,104
Long-term investments - available-for-sale securities                   135,179        136,159
                                                                       --------       --------
Total cash, cash equivalents and liquid investments                    $788,188       $486,170
                                                                       ========       ========

The Company manages its cash, cash equivalents and liquid investments in order to internally fund operating needs. Cash and cash equivalents increased by $98 million for the fiscal year ended 2004, to $299 million. The Company ended the period with $788 million in total cash, cash equivalents and liquid investments.

The Company intends to use its available cash resources to invest in its core businesses and other new business opportunities related to its core businesses. The Company may use its available cash resources to make proportionate capital contributions to its equity method and cost method investees. Depending on market conditions, Starbucks may acquire additional shares of its common stock. Management believes that existing cash and investments, as well as cash generated from operations, should be sufficient to finance capital requirements for its core businesses for the foreseeable future. Significant new joint ventures, acquisitions or other new business opportunities may require outside funding.

Other than normal operating expenses, cash requirements for fiscal 2005 are expected to consist primarily of capital expenditures related to new Company-operated retail stores, as well as for the remodeling and refurbishment of existing Company-operated retail stores. Management expects capital expenditures in fiscal 2005 to be in the range of $600 million to $650 million.

Cash provided by operating activities totaled $794 million in fiscal 2004 and was generated primarily by net earnings of $392 million and noncash depreciation and amortization expenses of $305 million.

Cash used by investing activities totaled $632 million in fiscal 2004. Net capital additions to property, plant and equipment used $386 million, primarily from opening 634 new Company-operated retail stores and remodeling certain existing stores. Gross capital additions for fiscal 2004 were $434 million and were offset by the change in disposal and impairment provisions and foreign currency translation adjustments totaling $48 million. The net activity in the Company's portfolio of available-for-sale securities during fiscal 2004 used $212 million. Excess cash was invested in investment-grade securities. During fiscal 2004, the Company made additional equity investments of its proportionate share in a number of its International investees and acquired a 49.9% interest in its Malaysia licensed operations for a combined total of $65 million, excluding the effects of foreign currency fluctuations.

Cash used by financing activities in fiscal 2004 totaled $67 million. During fiscal 2004, the Company repurchased 5 million shares of its common stock at an average price of $40.85 per share, using $203 million of cash. Share repurchases are at the discretion of management and depend on market conditions, capital requirements and such other factors as the Company may consider relevant. As of October 3, 2004, 19 million additional shares were authorized for repurchase. The exercise of employee stock options and the sale of the Company's common stock from employee stock purchase plans provided $138 million. As options granted under the Company's stock plans are exercised, the Company will continue to receive proceeds and a tax deduction; however, the amounts and the timing cannot be predicted.

The following table summarizes the Company's contractual obligations and borrowings as of October 3, 2004, and the timing and effect that such commitments are expected to have on the Company's liquidity and capital requirements in future periods (in thousands):

                                                             Payments Due by Period
                                   ----------------------------------------------------------------------------------
                                                      Less than 1                                         More than 5
Contractual obligations               Total             Year          1 - 3 Years       3 - 5 Years          Years
                                   ----------        ----------        ----------       -----------        ----------
Long-term debt obligations         $    4,353        $      735        $    1,510        $    1,565        $      543
Operating lease obligations         2,609,036           355,079           661,407           572,407         1,020,143
Purchase obligations                  283,379           188,884            89,720             4,775                --
                                   ----------        ----------        ----------        ----------        ----------
Total                              $2,896,768        $  544,698        $  752,637        $  578,747        $1,020,686
                                   ==========        ==========        ==========        ==========        ==========

Starbucks expects to fund these commitments primarily with operating cash flows generated in the normal course of business.

OFF-BALANCE SHEET ARRANGEMENT

The Company has unconditionally guaranteed the repayment of certain Japanese yen-denominated bank loans and related interest and fees of an unconsolidated equity investee, Starbucks Coffee Japan, Ltd. The guarantees continue until the loans, including accrued interest and fees, have been paid in full. The maximum amount is limited to the sum of unpaid principal and interest amounts, as well as other related expenses. These amounts will vary based on fluctuations in the yen foreign exchange rate. As of October 3, 2004, the maximum amount of the guarantees was approximately $10.6 million. Since there has been no modification of these loan guarantees subsequent to the Company's adoption of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indebtedness of Others," Starbucks has applied the disclosure provisions only and has not recorded the guarantee in its statement of financial position.

PRODUCT WARRANTIES

Coffee brewing and espresso equipment sold to customers through Company-operated and licensed retail stores, as well as equipment sold to the Company's licensees for use in retail licensing operations, are under warranty for defects in materials and workmanship for a period ranging from 12 to 24 months. The Company establishes an accrual for estimated warranty costs at the time of sale, based on historical experience. The following table summarizes the activity related to product warranty reserves during fiscal 2004 and 2003 (in thousands):

Fiscal year ended                                 Oct 3, 2004   Sept 28, 2003
-----------------                                 -----------   -------------
Balance at beginning of fiscal year                 $ 2,227        $ 1,842
Provision for warranties issued                       5,093          2,895
Warranty claims                                      (4,229)        (2,510)
                                                    -------        -------
Balance at end of fiscal year                       $ 3,091        $ 2,227
                                                    =======        =======

COMMODITY PRICES, AVAILABILITY AND GENERAL RISK CONDITIONS

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

The Company enters into fixed-price purchase commitments in order to secure an adequate supply of quality green coffee and bring greater certainty to the cost of sales in future periods. As of October 3, 2004, the Company had $271.7 million in fixed-price purchase commitments which, together with existing inventory, is expected to provide an adequate supply of green coffee through calendar 2005. The Company believes, based on relationships established with its suppliers in the past, the risk of nondelivery on such purchase commitments is low.

During fiscal 2004, fluid milk prices in the United States, which closely follow the monthly Class I fluid milk base price as calculated by the U.S. Department of Agriculture, reached an all-time high. Should dairy costs remain at current levels or continue to rise, the Company's profitability could be adversely affected. While management continues to monitor published dairy prices on the related commodities markets, management cannot predict with any certainty the future prices to be paid for dairy products.

In addition to fluctuating commodity prices, management believes that the Company's future results of operations and earnings could be significantly impacted by other factors, such as increased competition within the specialty coffee industry, the Company's ability to find optimal store locations at favorable lease rates, increased costs associated with opening and operating retail stores and the Company's continued ability to hire, train and retain qualified personnel, as well as other factors discussed under "Certain Additional Risks and Uncertainties" in the "Business" section of the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 2004.

FINANCIAL RISK MANAGEMENT

The Company is exposed to market risk related to foreign currency exchange rates, equity security prices and changes in interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The majority of the Company's revenue, expense and capital purchasing activities is transacted in U.S. dollars. However, because a portion of the Company's operations consists of activities outside of the United States, the Company has transactions in other currencies, primarily the Canadian dollar, British pound sterling, Euro and Japanese yen. As part of its risk management strategy, the Company frequently evaluates its foreign currency exchange risk by monitoring market data and external factors that may influence exchange rate fluctuations. As a result, Starbucks may engage in transactions involving various derivative instruments, with maturities generally not exceeding five years, to hedge assets, liabilities, revenues and purchases denominated in foreign currencies.

As of October 3, 2004, the Company had forward foreign exchange contracts that qualify as cash flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to hedge a portion of anticipated international revenue and product purchases. In addition, Starbucks had forward foreign exchange contracts that qualify as a hedge of its net investment in Starbucks Japan. These contracts expire within 31 months.

Based on the foreign exchange contracts outstanding as of October 3, 2004, a 10% devaluation of the U.S. dollar as compared to the level of foreign exchange rates for currencies under contract as of October 3, 2004, would result in a reduced fair value of these derivative financial instruments of approximately $20.7 million, of which $14.0 million may reduce the Company's future net earnings. Conversely, a 10% appreciation of the U.S. dollar would result in an increase in the fair value of these instruments of approximately $18.1 million, of which $12.6 million may increase the Company's future net earnings. Consistent with the nature of the economic hedges provided by these foreign exchange contracts, increases or decreases in the fair value would be mostly offset by corresponding decreases or increases in the dollar value of the Company's foreign investment, future foreign currency royalty fee payments and product purchases that would occur within the hedging period.

EQUITY SECURITY PRICE RISK

The Company has minimal exposure to price fluctuations on equity mutual funds within its trading portfolio. The trading securities approximate a portion of the Company's liability under the Management Deferred Compensation Plan ("MDCP"). A corresponding liability is included in "Accrued compensation and related costs" on the accompanying consolidated balance sheets. These investments are recorded at fair value with unrealized gains and losses recognized in "Interest and other income, net." The offsetting changes in the MDCP liability are recorded in "General and administrative expenses" on the accompanying consolidated statements of earnings.

INTEREST RATE RISK

The Company's diversified available-for-sale portfolios consist mainly of fixed income instruments. The primary objectives of these investments are to preserve capital and liquidity. Available-for-sale securities are investment grade and are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of "Accumulated other comprehensive income/(loss)." The Company does not hedge its interest rate exposure. The Company performed a sensitivity analysis based on a 10% change in the underlying interest rate of its interest bearing financial instruments held at the end of fiscal 2004, and determined that such a change would not have a material effect on the fair value of these instruments.

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

IMPAIRMENT OF LONG-LIVED ASSETS

When facts and circumstances indicate that the carrying values of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying values of the assets to projected future cash flows, in addition to other quantitative and qualitative analyses. For goodwill and other intangible assets, impairment tests are performed annually and more frequently if facts and circumstances indicate goodwill carrying values exceed estimated reporting unit fair values and if indefinite useful lives are no longer appropriate for the Company's trademarks. Upon indication that the carrying values of such assets may not be recoverable, the Company recognizes an impairment loss as a charge against current operations. Property, plant and equipment assets are grouped at the lowest level for which there are identifiable cash flows when assessing impairment. Cash flows for retail assets are identified at the individual store level. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value, less estimated costs to sell. Judgments made by the Company related to the expected useful lives of long-lived assets and the ability of the Company to realize undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions and changes in operating performance. As the Company assesses the ongoing expected cash flows and carrying amounts of its long-lived assets, these factors could cause the Company to realize material impairment charges.

NEW ACCOUNTING STANDARDS

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 Revised, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51" ("FIN 46R"), which provided, among other things, immediate deferral of the application of FIN 46 for entities that did not originally qualify as special purpose entities, and provided additional scope exceptions for joint ventures with business operations and franchises. The Company's adoption of FIN 46R did not have an impact on its consolidated financial statements.

In December 2003, the issued Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"), rescinded the accounting guidance contained in SAB 101, "Revenue Recognition in Financial Statements," and incorporated the body of previously issued guidance related to multiple-element revenue arrangements. The Company's adoption of SAB 104 did not have an impact on its consolidated financial statements.

In March 2004, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-1"), but delayed the recognition and measurement provisions of EITF 03-1 in September 2004. For reporting periods beginning after June 15, 2004, only the disclosure requirements for available-for-sale securities and cost method investments are required. The Company's adoption of the requirements in the fiscal fourth quarter of 2004 did not have a significant impact on the Company's disclosures.

In July 2004, the FASB issued EITF Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"). EITF 02-14 requires application of the equity method of accounting when an investor is able to exert significant influence over operating and financial policies of an investee through ownership of common stock or in-substance common stock. EITF 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 will not have a significant impact on the Company's consolidated financial position or results of operations.

CONSOLIDATED STATEMENTS OF EARNINGS
In thousands, except earnings per share

Fiscal year ended                           Oct 3, 2004   Sept 28, 2003    Sept 29, 2002
-----------------                           -----------   -------------    -------------
Net revenues:
  Company-operated retail                   $ 4,457,378   $   3,449,624    $   2,792,904
  Specialty:
    Licensing                                   565,798         409,551          311,932
    Foodservice and other                       271,071         216,347          184,072
                                            -----------   -------------    -------------
  Total specialty                               836,869         625,898          496,004
                                            -----------   -------------    -------------
 Total net revenues                           5,294,247       4,075,522        3,288,908

Cost of sales including occupancy costs       2,198,654       1,685,928        1,350,011
Store operating expenses                      1,790,168       1,379,574        1,109,782
Other operating expenses                        171,648         141,346          106,084
Depreciation and amortization expenses          280,024         237,807          205,557
General and administrative expenses             304,293         244,550          234,581
                                            -----------   -------------    -------------
    Subtotal operating expenses               4,744,787       3,689,205        3,006,015

Income from equity investees                     60,657          38,396           33,445
                                            -----------   -------------    -------------
Operating income                                610,117         424,713          316,338

Interest and other income, net                   14,140          11,622            9,300
Gain on sale of investment                           --              --           13,361
                                            -----------   -------------    -------------
Earnings before income taxes                    624,257         436,335          338,999

Income taxes                                    232,482         167,989          126,313
                                            -----------   -------------    -------------
    Net earnings                            $   391,775   $     268,346    $     212,686
                                            ===========   =============    =============

Net earnings per common share - basic       $      0.99   $        0.69    $        0.55
Net earnings per common share - diluted     $      0.95   $        0.67    $        0.54
Weighted average shares outstanding:
    Basic                                       397,173         390,753          385,575
    Diluted                                     411,465         401,648          397,526


See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
In thousands, except share data

Fiscal year ended                                                               Oct 3, 2004   Sept 28, 2003
-----------------                                                               -----------   -------------
ASSETS
Current assets:
    Cash and cash equivalents                                                   $   299,128   $     200,907
    Short-term investments - available-for-sale securities                          329,082         128,905
    Short-term investments - trading securities                                      24,799          20,199
    Accounts receivable, net of allowances of $2,231 and $4,809, respectively       140,226         114,448
    Inventories                                                                     422,663         342,944
    Prepaid expenses and other current assets                                        71,347          55,173
    Deferred income taxes, net                                                       81,240          61,453
                                                                                -----------   -------------
       Total current assets                                                       1,368,485         924,029

Long-term investments - available-for-sale securities                               135,179         136,159
Equity and other investments                                                        171,747         144,257
Property, plant and equipment, net                                                1,471,446       1,384,902
Other assets                                                                         85,561          52,113
Other intangible assets                                                              26,800          24,942
Goodwill                                                                             68,950          63,344
                                                                                -----------   -------------
    TOTAL ASSETS                                                                $ 3,328,168   $   2,729,746
                                                                                ===========   =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                            $   199,346   $     168,984
    Accrued compensation and related costs                                          208,927         152,608
    Accrued occupancy costs                                                          65,873          56,179
    Accrued taxes                                                                    63,038          54,934
    Other accrued expenses                                                          123,684         101,800
    Deferred revenue                                                                121,377          73,476
    Current portion of long-term debt                                                   735             722
                                                                                -----------   -------------
       Total current liabilities                                                    782,980         608,703

Deferred income taxes, net                                                           46,683          33,217
Long-term debt                                                                        3,618           4,354
Other long-term liabilities                                                           8,132           1,045
Shareholders' equity:
    Common stock and additional paid-in capital - authorized, 600,000,000 shares; issued and outstanding, 397,405,844 and 393,692,536 shares,
       respectively, (includes 1,697,100 common stock units in both periods)        956,685         959,103
    Other additional paid-in-capital                                                 39,393          39,393
    Retained earnings                                                             1,461,458       1,069,683
    Accumulated other comprehensive income                                           29,219          14,248
                                                                                -----------   -------------
       Total shareholders' equity                                                 2,486,755       2,082,427
                                                                                -----------   -------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  $ 3,328,168   $   2,729,746
                                                                                ===========   =============

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands

Fiscal year ended                                                                 Oct 3, 2004    Sept 28, 2003    Sept 29, 2002
-----------------                                                                 -----------    -------------    -------------
OPERATING ACTIVITIES
Net earnings                                                                      $   391,775    $     268,346    $     212,686
Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation and amortization                                                       304,820          259,271          221,141
  Gain on sale of investment                                                               --               --          (13,361)
  Provision for impairments and asset disposals                                        13,568            7,784           26,852
  Deferred income taxes, net                                                           (3,073)          (5,932)          (6,088)
  Equity in income of investees                                                       (33,387)         (22,813)         (19,584)
  Tax benefit from exercise of nonqualified stock options                              63,405           36,590           44,199
  Net accretion of discount and amortization of premium on marketable                  11,603            5,996               --
    securities
  Cash provided/(used) by changes in operating assets and liabilities:
     Inventories                                                                      (77,662)         (64,768)         (41,379)
     Prepaid expenses and other current assets                                        (16,621)         (12,861)         (12,460)
     Accounts payable                                                                  27,948           24,990            5,463
     Accrued compensation and related costs                                            54,929           42,132           24,087
     Accrued occupancy costs                                                            8,900            4,293           15,343
     Deferred revenue                                                                  47,590           30,732           15,321
     Other accrued expenses                                                            16,465            9,471           31,900
     Other operating assets and liabilities                                           (16,412)         (16,784)         (26,435)
                                                                                  -----------    -------------    -------------
Net cash provided by operating activities                                             793,848          566,447          477,685

INVESTING ACTIVITIES
  Purchase of available-for-sale securities                                          (566,645)        (323,331)        (339,968)
  Maturity of available-for-sale securities                                           163,814          180,687           78,349
  Sale of available-for-sale securities                                               190,748           88,889          144,760
  Acquisitions, net of cash acquired                                                   (7,515)         (69,928)              --
  Net additions to equity, other investments and other assets                         (64,747)         (47,259)         (15,841)
  Distributions from equity investees                                                  38,328           28,966           22,834
  Net additions to property, plant and equipment                                     (386,176)        (357,282)        (375,474)
                                                                                  -----------    -------------    -------------
Net cash used by investing activities                                                (632,193)        (499,258)        (485,340)

FINANCING ACTIVITIES
  Proceeds from issuance of common stock                                              137,590          107,183          107,467
  Principal payments on long-term debt                                                   (722)            (710)            (697)
  Repurchase of common stock                                                         (203,413)         (75,710)         (52,248)
                                                                                  -----------    -------------    -------------
Net cash provided/(used) by financing activities                                      (66,545)          30,763           54,522
Effect of exchange rate changes on cash and cash equivalents                            3,111            3,278            1,560
                                                                                  -----------    -------------    -------------
Net increase in cash and cash equivalents                                              98,221          101,230           48,427

CASH AND CASH EQUIVALENTS
Beginning of period                                                                   200,907           99,677           51,250
                                                                                  -----------    -------------    -------------
End of period                                                                     $   299,128    $     200,907    $      99,677
                                                                                  ===========    =============    =============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest                                                                        $       370    $         265    $         303
  Income taxes                                                                    $   172,759    $     140,107    $     105,339


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
In thousands, except share data

                                                                                              Accumulated
                                             Common Stock         Additional                     Other
                                         ---------------------     Paid-in       Retained    Comprehensive
                                           Shares       Amount     Capital       Earnings    Income/(Loss)      Total
                                         -----------    ------    ----------    ----------   -------------    ----------
Balance, September 30, 2001              380,044,042    $  380    $  791,242    $  588,651   $      (5,408)   $1,374,865

   Net earnings                                   --        --            --       212,686              --       212,686
   Unrealized holding losses, net                 --        --            --            --          (1,509)       (1,509)
   Translation adjustment                         --        --            --            --          (1,664)       (1,664)
                                                                                                              ----------
   Comprehensive income                                                                                          209,513
                                                                                                              ----------
   Equity adjustment related to equity
      investee transaction                        --        --        39,393            --              --        39,393
   Exercise of stock options,
      including tax benefit of $44,199     9,830,136        10       135,465            --              --       135,475
   Sale of common stock                      991,742         1        16,190            --              --        16,191
   Repurchase of common stock             (2,637,328)       (3)      (52,245)           --              --       (52,248)
                                         -----------    ------    ----------    ----------   -------------    ----------
Balance, September 29, 2002              388,228,592       388       930,045       801,337          (8,581)    1,723,189

   Net earnings                                   --        --            --       268,346              --       268,346
   Unrealized holding losses, net                 --        --            --            --          (4,426)       (4,426)
   Translation adjustment                         --        --            --            --          27,255        27,255
                                                                                                              ----------
   Comprehensive income                                                                                          291,175
                                                                                                              ----------
   Exercise of stock options,
      including tax benefit of $35,547     8,019,604         8       129,100            --              --       129,108
   Sale of common stock,
      including tax benefit of $1,043        743,340         1        14,664            --              --        14,665
   Repurchase of common stock             (3,299,000)       (3)      (75,707)           --              --       (75,710)
                                         -----------    ------    ----------    ----------   -------------    ----------
Balance, September 28, 2003              393,692,536       394       998,102     1,069,683          14,248     2,082,427

   Net earnings                                   --        --            --       391,775              --       391,775
   Unrealized holding losses, net                 --        --            --            --          (4,925)       (4,925)
   Translation adjustment                         --        --            --            --          19,896        19,896
                                                                                                              ----------
   Comprehensive income                                                                                          406,746
                                                                                                              ----------
   Exercise of stock options,
      including tax benefit of $62,415     7,708,491         7       172,025            --              --       172,032
   Sale of common stock,
      including tax benefit of $990          984,072         1        28,962            --              --        28,963
   Repurchase of common stock             (4,979,255)       (5)     (203,408)           --              --      (203,413)
                                         -----------    ------    ----------    ----------   -------------    ----------
Balance, October 3, 2004                 397,405,844    $  397    $  995,681    $1,461,458   $      29,219    $2,486,755
                                         ===========    ======    ==========    ==========   =============    ==========

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 3, 2004, September 28, 2003, and September 29, 2002

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Starbucks Corporation (together with its subsidiaries, "Starbucks" or the "Company") purchases and roasts high-quality whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, cold blended beverages, a variety of complementary food items, coffee-related accessories and equipment, a selection of premium teas and a line of compact discs, primarily through its Company-operated retail stores. Starbucks sells coffee and tea products through other channels and, through certain of its equity investees, Starbucks also produces and sells bottled Frappuccino(R) and Starbucks DoubleShot(R) coffee drinks and a line of superpremium ice creams. These nonretail channels are collectively known as "Specialty Operations." The Company's objective is to establish Starbucks as the most recognized and respected brand in the world. To achieve this goal, the Company plans to continue rapid expansion of its retail operations, to grow its Specialty Operations and to selectively pursue other opportunities to leverage the Starbucks brand through the introduction of new products and the development of new channels of distribution.

Principles of Consolidation

The consolidated financial statements reflect the financial position and operating results of Starbucks, which include wholly owned subsidiaries and investees controlled by the Company.

Investments in entities that the Company does not control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. Investments in entities in which Starbucks does not have the ability to exercise significant influence are accounted for under the cost method.

All significant intercompany transactions have been eliminated.

Fiscal Year End

The Company's fiscal year ends on the Sunday closest to September 30. The fiscal year ended on October 3, 2004, included 53 weeks. The fiscal years ended September 28, 2003, and September 29, 2002, each included 52 weeks.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents. The Company maintains cash and cash equivalent balances with financial institutions that exceed federally insured limits. The Company has not experienced any losses related to these balances, and management believes its credit risk to be minimal.

Cash Management

The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Checks issued but not presented for payment to the bank are reflected as a reduction of cash and cash equivalents on the accompanying consolidated financial statements.

Short-term and Long-term Investments

The Company's short-term and long-term investments consist primarily of investment-grade marketable debt securities as well as bond and equity mutual funds, all of which are classified as trading or available-for-sale. Trading securities are recorded at fair value with unrealized holding gains and losses included in net earnings. Available-for-sale securities are recorded at fair value, and unrealized holding gains and losses are recorded, net of tax, as a separate component of accumulated other comprehensive income. Available-for-sale securities with remaining maturities of less than one year are classified as short-term, and all other available-for-sale securities are classified as long-term. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary. Management reviews several factors to determine whether a loss is other than temporary, such as the length of time a security is in an unrealized loss position, extent to which fair value is less than amortized cost, the impact of changing interest rates in the short and long term and the Company's intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. Realized gains and losses are accounted for on the specific identification method. Purchases and sales are recorded on a trade date basis.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents approximates fair value because of the short-term maturity of those instruments. The fair value of the Company's investments in marketable debt and equity securities, as well as bond and equity mutual funds, is based upon the quoted market price on the last business day of the fiscal year. For equity securities of companies that are privately held, or where an observable quoted market price does not exist, the Company estimates fair value using a variety of valuation methodologies. Such methodologies include comparing the security with securities of publicly traded companies in similar lines of business, applying revenue multiples to estimated future operating results for the private company and estimating discounted cash flows for that company. Declines in fair value below the Company's carrying value deemed to be other than temporary are charged against earnings. For further information on investments, see Notes 4 and 7. The carrying value of long-term debt approximates fair value.

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

Cash flow hedges related to anticipated transactions are designated and documented at the inception of each hedge by matching the terms of the contract to the underlying transaction. The Company classifies the cash flows from hedging transactions in the same categories as the cash flows from the respective hedged items. Once established, cash flow hedges are generally not removed until maturity unless an anticipated transaction is no longer likely to occur. Discontinued or derecognized cash flow hedges are immediately settled with counterparties, and the related accumulated derivative gains or losses are recognized into net earnings in "Interest and other income, net" on the consolidated statements of earnings.

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

Goodwill and Other Intangible Assets

At the beginning of fiscal 2003, Starbucks adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). As a result, the Company discontinued amortization of its goodwill and indefinite-lived trademarks and determined that provisions for impairment were unnecessary. Impairment tests are performed annually in June and more frequently if facts and circumstances indicate goodwill carrying values exceed estimated reporting unit fair values and if indefinite useful lives are no longer appropriate for the Company's trademarks. If the nonamortization provision of SFAS 142 had been applied to fiscal 2002, net earnings would have been $214.7 million, as compared to actual net earnings of $212.7 million. Basic earnings per share for fiscal 2002 would have increased to $0.56 per share from $0.55 per share, while diluted earnings per share would have remained unchanged. Definite-lived intangibles, which mainly consist of contract-based patents and copyrights, are amortized over their estimated useful lives. For further information on goodwill and other intangible assets, see Note 9.

Long-lived Assets

When facts and circumstances indicate that the carrying values of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying values of the assets to projected future cash flows in addition to other quantitative and qualitative analyses. Upon indication that the carrying values of such assets may not be recoverable, the Company recognizes an impairment loss by a charge against current operations. Property, plant and equipment assets are grouped at the lowest level for which there are identifiable cash flows when assessing impairment. Cash flows for retail assets are identified at the individual store level.

Insurance Reserves

The Company uses a combination of insurance and self-insurance mechanisms, including a wholly owned captive insurance entity and participation in a reinsurance pool, to provide for the potential liabilities for workers' compensation, general liability, property insurance, director and officers' liability insurance, vehicle liability and employee healthcare benefits. Liabilities associated with the risks that are retained by the Company are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends. As of October 3, 2004, and September 28, 2003, these reserves were $77.6 million and $51.6 million, respectively, and were included in "Accrued compensation and related costs" and "Other accrued expenses" on the consolidated balance sheets.

Revenue Recognition

Company-operated retail store revenues are recognized when payment is tendered at the point of sale. Revenues from stored value cards are recognized upon redemption. Until the redemption of stored value cards, outstanding customer balances on such cards are included in "Deferred revenue" on the accompanying consolidated balance sheets. Specialty revenues consist primarily of product sales to customers other than through Company-operated retail stores, as well as royalties and other fees generated from licensing operations. Sales of coffee, tea and related products are generally recognized upon shipment to customers, depending on contract terms. Initial nonrefundable development fees required under licensing agreements are recognized upon substantial performance of services for new market business development activities, such as initial business, real estate and store development planning, as well as providing operational materials and functional training courses for opening new licensed retail markets. Additional store licensing fees are recognized when new licensed stores are opened. Royalty revenues based upon a percentage of reported sales and other continuing fees, such as marketing and service fees, are recognized on a monthly basis when earned. Arrangements involving multiple elements and deliverables are individually evaluated for revenue recognition. Cash payments received in advance of product or service delivery are recorded as deferred revenue. Consolidated revenues are net of all intercompany eliminations for wholly owned subsidiaries and for licensees accounted for under the equity method based on the Company's percentage ownership. All revenues are recognized net of any discounts.

Advertising

The Company expenses costs of advertising the first time the advertising campaign takes place. Total advertising expenses, recorded in "Store operating expenses" and "Other operating expenses" on the accompanying consolidated statements of earnings totaled $68.3 million, $49.5 million and $25.6 million in 2004, 2003 and 2002, respectively.

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

Stock-based Compensation

The Company maintains several stock option plans under which incentive stock options and nonqualified stock options may be granted to employees, consultants and nonemployee directors. Starbucks accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, because the grant price equals the market price on the date of grant, no compensation expense is recognized by the Company for stock options issued to employees.

If compensation cost for the Company's stock options had been recognized based upon the estimated fair value on the grant date under the fair value methodology allowed by SFAS No. 123 "Accounting for Stock-Based Compensation," ("SFAS 123") as amended, the Company's net earnings and earnings per share would have been as follows (in thousands, except earnings per share):

Fiscal year ended                                                Oct 3, 2004   Sept 28, 2003   Sept 29, 2002
-----------------                                                -----------   -------------   -------------
Net earnings                                                     $   391,775   $     268,346   $     212,686
Deduct: stock-based compensation expense determined under fair
        value method, net of tax                                      45,056          37,436          37,447
                                                                 -----------   -------------   -------------
Pro forma net income                                             $   346,719   $     230,910   $     175,239
                                                                 ===========   =============   =============

Net earnings per common share - basic::
        As reported                                              $      0.99   $        0.69   $        0.55
                                                                 ===========   =============   =============
        Pro forma                                                $      0.87   $        0.59   $        0.45
                                                                 ===========   =============   =============

Net earnings per common share - diluted:
        As reported                                              $      0.95   $        0.67   $        0.54
                                                                 ===========   =============   =============
        Pro forma                                                $      0.85   $        0.58   $        0.44
                                                                 ===========   =============   =============

The above pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                             Employee Stock Options
                                -----------------------------------------------
Fiscal year ended                   2004             2003             2002
-----------------               -------------    -------------    -------------
Expected life (years)               1 - 6            2 - 5            2 - 5
Expected volatility               22% - 50%        37% - 55%        43% - 54%
Risk-free interest rate         1.10% - 4.52%    0.92% - 4.01%    1.63% - 4.96%
Expected dividend yield             0.00%            0.00%            0.00%

                                           Employee Stock Purchase Plans
                                -----------------------------------------------
Fiscal year ended                   2004             2003             2002
-----------------               -------------    -------------    -------------
Expected life (years)             0.25 - 3         0.25 - 3           0.25
Expected volatility               19% - 43%        30% - 50%        33% - 51%
Risk-free interest rate         0.93% - 2.3%     0.87% - 2.25%    1.93% - 2.73%
Expected dividend yield             0.00%            0.00%            0.00%

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

As required by SFAS 123, the Company has determined that the weighted average estimated fair values of options granted during fiscal 2004, 2003 and 2002 were $10.60, $8.31 and $6.48 per share, respectively.

Foreign Currency Translation

The Company's international operations generally use their local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates during the year. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income/(loss).

Income Taxes

The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

Earnings per Share

The computation of basic earnings per share is based on the weighted average number of shares and common stock units that were outstanding during the period. The computation of diluted earnings per share includes the dilutive effect of common stock equivalents consisting of certain shares subject to stock options.

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 Revised, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51" ("FIN 46R"), which provided, among other things, immediate deferral of the application of FIN 46 for entities that did not originally qualify as special purpose entities, and provided additional scope exceptions for joint ventures with business operations and franchises. The Company's adoption of FIN 46R did not have an impact on its consolidated financial statements.

In December 2003, the issued Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"), rescinded the accounting guidance contained in SAB 101, "Revenue Recognition in Financial Statements," and incorporated the body of previously issued guidance related to multiple-element revenue arrangements. The Company's adoption of SAB 104 did not have an impact on its consolidated financial statements.

In March 2004, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-1"), but delayed the recognition and measurement provisions of EITF 03-1 in September 2004. For reporting periods beginning after June 15, 2004, only the disclosure requirements for available-for-sale securities and cost method investments are required. The Company's adoption of the requirements in the fiscal fourth quarter of 2004 did not have a significant impact on the Company's disclosures.

In July 2004, the FASB issued EITF Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"). EITF 02-14 requires application of the equity method of accounting when an investor is able to exert significant influence over operating and financial policies of an investee through ownership of common stock or in-substance common stock. EITF 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 will not have a significant impact on the Company's consolidated financial position or results of operations.

NOTE 2: ACQUISITIONS

In July 2004, Starbucks acquired 100% of its licensed operations in Singapore and acquired 49.9% of its licensed operations in Malaysia, for a combined total of approximately $12.1 million. Previously, the Company did not have any equity ownership interests in these entities. The results of operations for Singapore are included in the accompanying consolidated financial statements from the date of acquisition. For its investment in Malaysia, management applied the equity method of accounting from the date of acquisition, since the Company is able to exert significant influence over the investee's operating and financial policies. See Note 7 for additional information on equity method investments. Also, see Note 18 for information on the Company's 100% acquisition of its licensed operations in Germany in fiscal 2005.

In July 2003, the Company acquired Seattle Coffee Company ("SCC"), which includes the Seattle's Best Coffee(R) and Torrefazione Italia(R) brands, from AFC Enterprises, Inc., for $70 million in cash. The results of operations of SCC are included in the accompanying consolidated financial statements from the date of acquisition.

During fiscal 2003, Starbucks increased its equity ownership to 50% of its international licensed operations in Austria, Shanghai, Spain, Switzerland and Taiwan, which enabled the Company to exert significant influence over their operating and financial policies. For these operations, the Company reflected a change in accounting method during fiscal 2003, from the cost method to the equity method, in the consolidated financial statements.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following (in thousands):

Fiscal year ended                                   Oct 3, 2004    Sept 28, 2003
-----------------                                   -----------    -------------
Operating funds and interest bearing deposits       $   219,809    $     187,118
Money market funds                                       79,319           13,789
                                                    -----------    -------------
Total                                               $   299,128    $     200,907
                                                    ===========    =============

NOTE 4: SHORT-TERM AND LONG-TERM INVESTMENTS

The Company's short-term and long-term investments consist of the following (in thousands):

                                                                        Gross        Gross
                                                                      Unrealized   Unrealized
                                                          Amortized     Holding      Holding     Fair
October 3, 2004                                              Cost       Gains        Losses      Value
---------------                                           ---------   ----------   ----------   --------
Short-term investments - available-for-sale securities:
   State and local government obligations                 $ 309,954   $       20   $     (583)  $309,391
   U.S. government agency obligations                         6,655           --           (4)     6,651
   Asset-backed securities                                   13,020           50          (30)    13,040
                                                          ---------   ----------   ----------   --------
      Total                                               $ 329,629   $       70   $     (617)  $329,082
                                                                      ==========   ==========
Short-term investments - trading securities                  24,769                               24,799
                                                          ---------                             --------
Total short-term investments                              $ 354,398                             $353,881
                                                          =========                             ========
Long-term investments - available-for-sale securities:
   State and local government obligations                 $ 130,810   $       67   $     (348)  $130,529
   Corporate debt securities                                  4,000           --           --      4,000
   Asset-backed securities                                      658           --           (8)       650
                                                          ---------   ----------   ----------   --------
Total long-term investments                               $ 135,468   $       67   $     (356)  $135,179
                                                          =========   ==========   ==========   ========

                                                                        Gross        Gross
                                                                      Unrealized   Unrealized
                                                          Amortized     Holding      Holding     Fair
September 28, 2003                                          Cost        Gains        Losses      Value
------------------                                        ---------   ----------   ----------   --------
Short-term investments - available-for sale securities:
   U.S. government agency obligations                     $   3,672   $        1   $       --   $  3,673
   State and local government obligations                   125,121          115           (4)   125,232
                                                          ---------   ----------   ----------   --------
      Total                                               $ 128,793   $      116   $       (4)  $128,905
                                                                      ==========   ==========
Short-term investments - trading securities                  21,268                               20,199
                                                          ---------                             --------
Total short-term investments                              $ 150,061                             $149,104
                                                          =========                             ========
Long-term investments - available-for-sale securities:
   State and local government obligations                 $ 131,021   $      421   $      (32)  $131,410
   Asset-backed securities                                    4,804           14          (69)     4,749
                                                          ---------   ----------   ----------   --------
Total long-term investments                               $ 135,825   $      435   $     (101)  $136,159
                                                          =========   ==========   ==========   ========

For available-for-sale securities, proceeds from sales were $190.7 million, $88.9 million and $144.8 million, in fiscal years 2004, 2003 and 2002, respectively. Gross realized gains from the sales were $0.2 million in 2004 and $0.3 million in 2003, and gross realized losses from the sales were $0.4 million in 2004. There were no gross realized gains in 2002 and no gross realized losses in 2003 or 2002.

Short-term and long-term investments with unrealized losses as of October 3, 2004, consist of the following (in thousands):

                                                         Gross
                                                       Unrealized         Fair
Less than 12 months:                                     Losses           Value
--------------------                                   ----------       --------
State and local government obligations                 $     (931)      $376,318
U.S. government agency obligations                             (4)         6,651
Asset-backed securities                                       (38)         7,097
                                                       ----------       --------
Total                                                  $     (973)      $390,066
                                                       ==========       ========

The $1.0 million of gross unrealized losses as of October 3, 2004, which pertains to 184 securities, was generated within the past 12 months and was primarily caused by changes in interest rates. There were no realized losses generated from other-than-temporary impairment for these securities during 2004, 2003 or 2002.

Trading securities are comprised mainly of marketable equity mutual funds that approximate a portion of the Company's liability under the Management Deferred Compensation Plan, a defined contribution plan. The corresponding deferred compensation liability of $32.7 million in fiscal 2004 and $20.4 million in fiscal 2003 is included in "Accrued compensation and related costs" on the accompanying consolidated balance sheets. In fiscal years 2004 and 2003, the changes in net unrealized holding gains in the trading portfolio included in earnings were $1.1 million and $1.8 million, respectively.

Long-term investments generally mature in less than three years.

NOTE 5: DERIVATIVE FINANCIAL INSTRUMENTS

Cash Flow Hedges

Starbucks and its subsidiaries, which include entities that use their local currency as their functional currency, enter into cash flow derivative instruments to hedge portions of anticipated revenue streams and purchases. Current contracts hedge forecasted transactions denominated in Japanese yen and Canadian dollars, as well as in U.S. dollars for foreign operations. During fiscal years 2004, 2003 and 2002, derivative gains (losses) of ($1.5) million, ($1.7) million, and $2.9 million were reclassified to revenues, respectively. For hedges of foreign-denominated purchases, derivative losses of $0.8 million were reclassified into cost of sales during fiscal 2004. There were no similar transactions reclassified into cost of sales in prior years.

The Company had accumulated net derivative losses of $3.9 million, net of taxes, in other comprehensive income ("OCI") as of October 3, 2004, related to cash flow hedges. Of this amount, $2.5 million of net derivative losses will be reclassified into earnings within 12 months. No significant cash flow hedges were discontinued during fiscal years 2004, 2003 or 2002. Current contracts will expire within 24 months.

Net Investment Hedges

Net investment derivative instruments hedge the Company's equity method investment in Starbucks Coffee Japan, Ltd. These forward foreign exchange contracts expire within 31 months and are intended to minimize foreign currency exposure to fluctuations in the Japanese yen. As a result of using the spot-to-spot method, the Company recognized net gains of $0.7 million, $1.4 million and $1.8 million during fiscal years 2004, 2003 and 2002, respectively. In addition, the Company had accumulated net derivative losses of $4.3 million, net of taxes, in OCI as of October 3, 2004.

NOTE 6: INVENTORIES

Inventories consist of the following (in thousands):

Fiscal year ended                                   Oct 3, 2004    Sept 28, 2003
-----------------                                   -----------    -------------
Coffee:
     Unroasted                                      $   233,903    $     167,674
     Roasted                                             46,070           41,475
Other merchandise held for sale                          81,565           83,784
Packaging and other supplies                             61,125           50,011
                                                    -----------    -------------
Total                                               $   422,663    $     342,944
                                                    ===========    =============

As of October 3, 2004, the Company had committed to fixed-price purchase contracts for green coffee totaling $271.7 million. The Company believes, based on relationships established with its suppliers in the past, the risk of nondelivery on such purchase commitments is low.

NOTE 7: EQUITY AND OTHER INVESTMENTS

The Company's equity and other investments consist of the following (in thousands):

Fiscal year ended                                   Oct 3, 2004    Sept 28, 2003
-----------------                                   -----------    -------------
Equity method investments                           $   152,511    $     134,341
Cost method investments                                  16,430            7,210
Other investments                                         2,806            2,706
                                                    -----------    -------------
Total                                               $   171,747    $     144,257
                                                    ===========    =============

Equity Method

The Company's equity investees and ownership interests are as follows:

Fiscal year ended                                   Oct 3, 2004    Sept 28, 2003
-----------------                                   -----------    -------------
The North American Coffee Partnership                      50.0%            50.0%
Starbucks Ice Cream Partnership                            50.0%            50.0%
Starbucks Coffee Korea Co., Ltd.                           50.0%            50.0%
Starbucks Coffee Austria GmbH                              50.0%            50.0%
Starbucks Coffee Switzerland AG                            50.0%            50.0%
Starbucks Coffee Espana, S.L.                              50.0%            50.0%
President Starbucks Coffee Taiwan Ltd.                     50.0%            50.0%
Shanghai President Coffee Co.                              50.0%            50.0%
Starbucks Coffee France SAS                                50.0%            50.0%
Berjaya Starbucks Coffee Company Sdn. Bhd.                 49.9%              --
Starbucks Coffee Japan, Ltd.                               40.1%            40.1%
Coffee Partners Hawaii                                      5.0%             5.0%
                                                    -----------    -------------

The Company has licensed the rights to produce and distribute Starbucks branded products to two partnerships in which the Company holds a 50% equity interest. The North American Coffee Partnership with the Pepsi-Cola Company develops and distributes bottled Frappuccino(R) and Starbucks DoubleShot(R) coffee drinks. The Starbucks Ice Cream Partnership with Dreyer's Grand Ice Cream, Inc., develops and distributes superpremium ice creams. The remaining entities operate licensed Starbucks retail stores, including Coffee Partners Hawaii, which is a general partnership.

During fiscal 2004, Starbucks acquired an equity interest in its licensed operations of Malaysia. During fiscal 2003, Starbucks increased its ownership of its licensed operations in Austria, Shanghai, Spain, Switzerland and Taiwan. The carrying amount of these investments was $24.3 million more than the underlying equity in net assets due to acquired goodwill, which is not subject to amortization in accordance with SFAS 142. The goodwill is evaluated for impairment in accordance with APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." No impairment was recorded during fiscal years 2004 or 2003. For additional information on acquisitions, see Note 2.

The Company's share of income and losses is included in "Income from equity investees" on the accompanying consolidated statements of earnings. Also included is the Company's proportionate share of gross margin resulting from coffee and other product sales to, and royalty and license fee revenues generated from, equity investees. Revenues generated from these related parties, net of eliminations, were $75.2 million, $68.0 million and $67.7 million in fiscal years 2004, 2003 and 2002, respectively. Related costs of sales, net of eliminations, were $37.5 million, $35.7 million and $37.9 million in fiscal years 2004, 2003 and 2002, respectively.

As of October 3, 2004, the aggregate market value of the Company's investment in Starbucks Coffee Japan, Ltd., was approximately $149.9 million based on its available quoted market price.

Cost Method

The Company has equity interests in entities to develop Starbucks licensed retail stores in certain Chinese markets and in Puerto Rico, Germany, Mexico, Chile, Cyprus and Greece. As of October 3, 2004, management determined that the estimated fair value of each cost method investment exceeded its carrying value as part of the formal adoption of the impairment provisions of EITF 03-1.

Starbucks has the ability to acquire additional interests in some of its cost method investees at certain intervals. Depending on the Company's total percentage of ownership interest and its ability to exercise significant influence over financial and operating policies, additional investments may require the retroactive application of the equity method of accounting.

Other Investments

Starbucks has investments in privately held equity securities that are recorded at their estimated fair values.

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost and consist of the following (in thousands):

Fiscal year ended                                   Oct 3, 2004    Sept 28, 2003
-----------------                                   -----------    -------------
Land                                                $    13,118    $      11,414
Buildings                                                66,468           64,427
Leasehold improvements                                1,497,941        1,311,024
Roasting and store equipment                            683,747          613,825
Furniture, fixtures and other                           415,307          375,854
                                                    -----------    -------------
                                                      2,676,581        2,376,544
Less accumulated depreciation and amortization       (1,298,270)      (1,049,810)
                                                    -----------    -------------
                                                      1,378,311        1,326,734
Work in progress                                         93,135           58,168
                                                    -----------    -------------
Property, plant and equipment, net                  $ 1,471,446    $   1,384,902
                                                    ===========    =============

NOTE 9: OTHER INTANGIBLE ASSETS AND GOODWILL

As of October 3, 2004, indefinite-lived intangibles were $24.3 million and definite-lived intangibles, which collectively had a remaining weighted average useful life of approximately eight years, were $2.5 million, net of accumulated amortization of $1.3 million. As of September 28, 2003, indefinite-lived intangibles were $23.3 million and definite-lived intangibles were $1.6 million, net of accumulated amortization of $0.9 million. Amortization expense for definite-lived intangibles was $0.5 million and $0.4 million during fiscal 2004 and 2003, respectively.

The following table summarizes the estimated amortization expense for each of the next five fiscal years (in thousands):

Fiscal year ending
2005                                $  536
2006                                   606
2007                                   647
2008                                   782
2009                                   908
                                    ------
Total                               $3,479
                                    ======

During fiscal 2004 and 2003, goodwill increased by approximately $6.1 million for the acquisition of licensed operations in Singapore and $43.3 million for the acquisition of the Seattle Coffee Company, respectively. No impairment was recorded during fiscal 2004 or 2003.

The following table summarizes goodwill by operating segment (in thousands):

Fiscal year ended                                   Oct 3, 2004    Sept 28, 2003
-----------------                                   -----------    -------------
United States                                       $    60,540    $      60,965
International                                             8,410            2,379
                                                    -----------    -------------
Total                                               $    68,950    $      63,344
                                                    ===========    =============

The reduction in goodwill assigned to the United States operating segment during fiscal 2004 reflects a net decrease for Seattle Coffee Company, primarily from adjustments to values estimated in the initial purchase price allocation. The increase in goodwill assigned to the International operating segment during fiscal 2004 relates to the acquisition of licensed operations in Singapore, partially offset by fluctuations in foreign exchange rates.

NOTE 10: LONG-TERM DEBT

In September 1999, Starbucks purchased the land and building comprising its York County, Pennsylvania, roasting plant and distribution facility. The total purchase price was $12.9 million. In connection with this purchase, the Company assumed loans totaling $7.7 million from the York County Industrial Development Corporation. The remaining maturities of these loans range from five to six years, with interest rates from 0.0% to 2.0%.

Scheduled principal payments on long-term debt are as follows (in thousands):

Fiscal year ending
------------------
2005                                                   $        735
2006                                                            748
2007                                                            762
2008                                                            775
2009                                                            790
Thereafter                                                      543
                                                       ------------
Total principal payments                               $      4,353
                                                       ============

NOTE 11: LEASES

The Company leases retail stores, roasting and distribution facilities and office space under operating leases expiring through 2027. Most lease agreements contain renewal options and rent escalation clauses. Certain leases provide for contingent rentals based upon gross sales.

Rental expense under these lease agreements was as follows (in thousands):

Fiscal year ended                                    Oct 3, 2004     Sept 28, 2003     Sept 29, 2002
-----------------                                    -----------     -------------     -------------
Minimum rentals - retail stores                       $ 283,351         $ 237,742        $ 200,827
Minimum rentals - other                                  28,064            22,887           19,143
Contingent rentals                                       24,638            12,274            5,415
                                                      ---------         ---------        ---------
Total                                                 $ 336,053         $ 272,903        $ 225,385
                                                      =========         =========        =========

Minimum future rental payments under noncancelable lease obligations as of October 3, 2004, are as follows (in thousands):

Fiscal year ending
------------------
2005                                                   $    355,079
2006                                                        340,360
2007                                                        321,047
2008                                                        299,601
2009                                                        272,806
Thereafter                                                1,020,143
                                                       ------------
Total minimum lease payments                           $  2,609,036
                                                       ============

NOTE 12: SHAREHOLDERS' EQUITY

In addition to 600.0 million shares of authorized common stock with $0.001 par value per share, the Company has authorized 7.5 million shares of preferred stock, none of which was outstanding at October 3, 2004.

During fiscal 2004, the Starbucks Board of Directors authorized an additional program for the repurchase of up to 9.0 million shares of the Company's common stock and also authorized management to repurchase shares under any of the Company's programs pursuant to a contract, instruction or written plan meeting the requirements of Rule 10b5-1(c)(1) of the Securities Exchange Act of 1934.

Pursuant to the Company's authorized share repurchase programs, Starbucks acquired 5.0 million shares at an average price of $40.85 for a total cost of $203.4 million in fiscal 2004. Starbucks acquired 3.3 million shares at an average price of $22.95 for a total cost of $75.7 million during fiscal 2003. As of October 3, 2004, there were approximately 18.6 million remaining shares authorized for repurchase. Share repurchases were funded through cash, cash equivalents and available-for-sale securities and were primarily intended to help offset dilution from stock-based compensation and employee stock purchase plans.

Comprehensive Income

Comprehensive income includes all changes in equity during the period, except those resulting from transactions with shareholders and subsidiaries of the Company. It has two components: net earnings and other comprehensive income. Accumulated other comprehensive income reported on the Company's consolidated balance sheets consists of foreign currency translation adjustments and the unrealized gains and losses, net of applicable taxes, on available-for-sale securities and on derivative instruments designated and qualifying as cash flow and net investment hedges. Comprehensive income, net of related tax effects, is as follows (in thousands):

Fiscal year ended                                 Oct 3, 2004    Sept 28, 2003   Sept 29, 2002
-----------------                                 -----------    -------------   -------------
Net earnings                                       $ 391,775       $ 268,346       $ 212,686
   Unrealized holding gains/(losses) on
     available-for-sale securities,
     net of tax benefit/(provision) of $618,
     ($53) and ($231) in 2004, 2003 and 2002,
     respectively                                     (1,005)            142             394
   Unrealized holding gains/(losses) on cash
     flow hedges, net of tax benefit/(provision)
     of $2,801, $804 and ($1,066) in 2004, 2003
     and 2002, respectively                           (4,769)         (1,369)          1,815
   Unrealized holding losses on net
     investment hedges, net of tax benefit of
     $328, $1,903 and $415 in 2004, 2003 and
     2002, respectively                                 (558)         (3,241)           (706)
   Reclassification adjustment for
     (gains)/losses realized in net income,
     net of tax benefit/(provision) of ($832),
     ($41) and $1,769 in 2004, 2003 and 2002,
     respectively                                      1,407              42          (3,012)
                                                   ---------       ---------       ---------
Net unrealized loss                                   (4,925)         (4,426)         (1,509)
Translation adjustment                                19,896          27,255          (1,664)
                                                   ---------       ---------       ---------
Total comprehensive income                         $ 406,746       $ 291,175       $ 209,513
                                                   =========       =========       =========

The favorable translation adjustment changes during fiscal years 2004 and 2003 of $19.9 million and $27.3 million, respectively, were primarily due to the weakening of the U.S. dollar against several currencies, such as the British pound sterling, Euro, Canadian dollar and Japanese yen. The unfavorable translation adjustment change of ($1.7) million in fiscal 2002 was primarily due to the strengthening of the U.S. dollar against the Japanese yen.

NOTE 13: EMPLOYEE STOCK AND BENEFIT PLANS

Stock Option Plans

The Company maintains several stock option plans under which it may grant incentive stock options and nonqualified stock options to employees, consultants and nonemployee directors. Stock options have been granted at prices at or above the fair market value on the date of grant. Options vest and expire according to terms established at the grant date.

The following summarizes all stock option transactions from September 30, 2001, through October 3, 2004:

                                                      Weighted       Weighted
                                                       Average         Shares         Average
                                       Shares         Exercise       Subject to      Exercise
                                     Subject to         Price       Exercisable        Price
                                       Options        per Share       Options        per Share
                                       -------        ---------       -------        ---------
Outstanding, September 30, 2001      43,010,931      $  12.13       24,407,135      $    9.16
     Granted                         10,262,709         15.79
     Exercised                       (9,830,136)         9.29
     Cancelled                       (2,983,701)        15.15
                                     ----------      --------       ----------      ---------
Outstanding, September 29, 2002      40,459,803         13.55       20,975,598          11.07
     Granted                          9,537,730         21.10
     Exercised                       (8,019,604)        11.69
     Cancelled                       (2,912,483)        17.90
                                     ----------      --------       ----------      ---------
Outstanding, September 28, 2003      39,065,446         15.47       20,888,694          12.55
     Granted                          9,217,620         31.23
     Exercised                       (7,708,491)        14.21
     Cancelled                       (2,157,965)        23.75
                                     ----------      --------       ----------      ---------
Outstanding, October 3, 2004         38,416,610      $  19.05       26,689,115      $   15.85
                                     ==========      ========       ==========      =========

As of October 3, 2004, there were 21.1 million shares of common stock available for issuance pursuant to future stock option grants. Additional information regarding options outstanding as of October 3, 2004, is as follows:

                                               Options Outstanding                        Options Exercisable
                                 ----------------------------------------------       --------------------------
                                                     Weighted
                                                     Average          Weighted                          Weighted
                                                    Remaining          Average                           Average
           Range of                                Contractual         Exercise                          Exercise
       Exercise Prices              Shares         Life(Years)          Price            Shares           Price
       ---------------              ------         -----------          -----            ------           -----
   $  4.14  -    $  9.20          6,115,368           2.33            $   8.16          6,115,368       $  8.16
      9.21  -      14.80          9,934,624           5.66               12.99          9,062,892         12.81
     15.51  -      20.19          5,046,033           6.17               19.77          4,600,521         19.88
     20.25  -      30.25          9,072,745           7.84               21.46          4,866,404         21.24
     30.46  -      46.02          8,247,840           9.17               31.32          2,043,930         30.46
   -------       -------         ----------           ----            --------         ----------       -------
   $  4.14  -    $ 46.02         38,416,610           6.47            $  19.05         26,689,115       $ 15.85
   -------       -------         ----------           ----            --------         ----------       -------

Employee Stock Purchase Plans

The Company has an employee stock purchase plan which provides that eligible employees may contribute up to 10% of their base earnings toward the quarterly purchase of the Company's common stock. The employee's purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the quarterly offering period. Employees may purchase shares having a fair market value of up to $25,000 (measured as of the first day of each quarterly offering period for each calendar year). No compensation expense is recorded in connection with the plan. The total number of shares issuable under the plan is 16.0 million. There were 979,592 shares issued under the plan during fiscal 2004 at prices ranging from $21.53 to $37.93. There were 712,046 shares issued under the plan during fiscal 2003 at prices ranging from $17.32 to $20.87. There were 991,742 shares issued under the plan during fiscal 2002 at prices ranging from $12.58 to $19.81. Since inception of the plan, 6.6 million shares have been purchased, leaving 9.4 million shares available for future issuance. Of the 54,623 employees eligible to participate, 14,253 were participants in the plan as of October 3, 2004.

Starbucks has an additional employee stock purchase plan that allows eligible U.K. employees to save toward the purchase of the Company's common stock. The employee's purchase price is 85% of the fair value of the stock on the first business day of a three-year offering period. No compensation expense was recorded in connection with the plan during fiscal years 2004, 2003 or 2002. The total number of shares issuable under the plan is 600,000. There were 4,480 shares issued under the plan during fiscal 2004 at prices ranging from $14.13 to $18.95. There were 31,294 shares issued under the plan during fiscal 2003 at prices ranging from $11.33 to $12.02. No shares had been issued prior to fiscal 2003 and 564,226 shares remain available for future issuance. During fiscal 2004, the Company suspended future offerings under this employee stock purchase plan, with the last offering made in December 2002 and maturing in February 2006. A new employee stock purchase plan, the UK Share Incentive Plan, was introduced during fiscal 2004 and will allow eligible U.K. employees to purchase shares of common stock through payroll deductions during six-month offering periods at the lesser of the fair market value of the stock at the beginning or at the end of the offering period. The Company will award one matching share for each six shares purchased under the plan. The total number of shares issuable under the plan is 700,000, of which no shares were issued as of October 3, 2004.

Deferred Stock Plan

Starbucks has a deferred stock plan for certain key employees that enables participants in the plan to defer receipt of ownership of common shares from the exercise of nonqualified stock options. The minimum deferral period is five years. As of October 3, 2004, receipt of 1,697,100 shares was deferred under the terms of this plan. The rights to receive these shares, represented by common stock units, are included in the calculation of basic and diluted earnings per share as common stock equivalents.

Defined Contribution Plans

Starbucks maintains voluntary defined contribution plans covering eligible employees as defined in the plan documents. Participating employees may elect to defer and contribute a portion of their compensation to the plans up to limits stated in the plan documents, not to exceed the dollar amounts set by applicable laws. For employees in the United States and Canada, the Company matched 25% to 150% of each employee's eligible contribution based on years of service, up to a maximum of the first 4% of each employee's compensation.

The Company's matching contributions to all plans were approximately $9.8 million, $6.8 million and $3.1 million in fiscal years 2004, 2003 and 2002, respectively.

NOTE 14: INCOME TAXES

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

Fiscal year ended                                        Oct 3, 2004   Sept 28, 2003     Sept 29, 2002
-----------------                                        -----------   -------------     -------------
Statutory rate                                              35.0%          35.0%             35.0%
State income taxes, net of federal income tax benefit        3.5            3.6               3.4
Valuation allowance change/Other, net                       (1.3)          (0.1)             (1.1)
                                                            -----          -----             -----
Effective tax rate                                          37.2%          38.5%             37.3%
                                                            =====          =====             =====

The provision for income taxes consists of the following (in thousands):

Fiscal year ended                             Oct 3, 2004     Sept 28, 2003     Sept 29, 2002
-----------------                             -----------     -------------     -------------
Currently payable:
  Federal                                     $ 188,647         $ 140,138        $ 109,154
  State                                          36,383            25,448           16,820
  Foreign                                        10,218             8,523            5,807
Deferred taxes, net                              (2,766)           (6,120)          (5,468)
                                              ---------         ---------        ---------
Total                                         $ 232,482         $ 167,989        $ 126,313
                                              =========         =========        =========

U.S. income and foreign withholding taxes have not been provided on approximately $42.8 million of cumulative nondistributed earnings of foreign subsidiaries and equity investees. The Company intends to reinvest these earnings for the foreseeable future. If these amounts were distributed to the United States, in the form of dividends or otherwise, the Company would be subject to additional U.S. income taxes. Because of the availability of U.S. foreign tax credits, the determination of the amount of unrecognized deferred income tax liabilities on these earnings is not practicable.

The Company is currently evaluating the impact on its consolidated financial position and disclosures from new U.S. tax legislation, the American Jobs Creation Act of 2004 ("American Jobs Creation Act"), signed into law on October 22, 2004. The new law allows a deduction of 85% of repatriated qualified foreign earnings in either fiscal year 2005 or fiscal year 2006. Any impact from this legislation has not been reflected in the amounts shown as reinvested for the foreseeable future.

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities is as follows (in thousands):

Fiscal year ended                                         Oct 3, 2004    Sept 28, 2003
-----------------                                         -----------    -------------
Deferred tax assets:
   Equity and other investments                            $    10,766   $   17,576
   Capital loss carryforwards                                    4,223        4,578
   Accrued occupancy costs                                      19,683       15,706
   Accrued compensation and related costs                       31,057       20,533
   Other accrued expenses                                       21,194       22,410
   Foreign tax credits                                          17,514       14,103
   Other                                                         9,185        7,084
                                                           -----------   ----------
   Total                                                       113,622      101,990
   Valuation allowance                                          (8,334)     (13,685)
                                                           -----------   ----------
Total deferred tax asset, net of valuation allowance           105,288       88,305
Deferred tax liabilities:
   Property, plant and equipment                               (58,512)     (49,419)
   Other                                                       (12,219)     (10,650)
                                                           -----------   ----------
   Total                                                       (70,731)     (60,069)
                                                           -----------   ----------
Net deferred tax asset                                     $    34,557   $   28,236
                                                           ===========   ==========

The Company will establish a valuation allowance if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management's assessments of realizable deferred tax assets. The valuation allowances as of October 3, 2004, and September 28, 2003, were related to nondeductible losses from investments in foreign equity investees and wholly owned foreign subsidiaries. The net change in the total valuation allowance for the years ended October 3, 2004, and September 28, 2003, was a decrease of $5.4 million and an increase of $7.0 million, respectively.

As of October 3, 2004, the Company has foreign tax credit carryforwards of $17.5 million with expiration dates between fiscal years 2005 and 2009. Effective in fiscal 2005, the American Jobs Creation Act extends the carryforward periods by an additional five years, to fiscal years 2010 and 2014. As of the end of fiscal 2004, the Company also has capital loss carryforwards of $11.1 million expiring in 2006.

Taxes currently payable of $29.3 million and $30.5 million are included in "Accrued taxes" on the accompanying consolidated balance sheets as of October 3, 2004, and September 28, 2003, respectively.

NOTE 15: EARNINGS PER SHARE

The following table represents the calculation of net earnings per common share
- basic (in thousands, except earnings per share):

Fiscal year ended                         Oct 3, 2004  Sept 28, 2003  Sept 29, 2002
-----------------                         -----------  -------------  -------------
Net earnings                                $391,775      $268,346      $212,686
Weighted average common shares and
    common stock units outstanding           397,173       390,753       385,575
                                            --------      --------      --------
Net earnings per common share - basic       $   0.99      $   0.69      $   0.55
                                            ========      ========      ========

The following table represents the calculation of net earnings per common and common equivalent share - diluted (in thousands, except earnings per share):

Fiscal year ended                                      Oct 3, 2004    Sept 28, 2003    Sept 29, 2002
-----------------                                      -----------    -------------    -------------
Net earnings                                             $391,775        $268,346        $212,686
  Weighted average common shares and
    common stock units outstanding                        397,173         390,753         385,575
  Dilutive effect of outstanding common stock options      14,292          10,895          11,951
                                                         --------        --------        --------
Weighted average common and common equivalent
    shares outstanding                                    411,465         401,648         397,526
                                                         --------        --------        --------
Net earnings per common share - diluted                  $   0.95        $   0.67        $   0.54
                                                         ========        ========        ========

Options with exercise prices greater than the average market price were not included in the computation of diluted earnings per share. These options totaled
0.2 million, 0.6 million and 1.8 million in fiscal years 2004, 2003 and 2002, respectively.

NOTE 16: RELATED PARTY TRANSACTIONS

In April 2001, three members of the Board of Directors and other investors, organized as The Basketball Club of Seattle, LLC (the "Basketball Club"), purchased the franchises for The Seattle Supersonics and The Seattle Storm basketball teams. An executive officer of the Company and member of the Board of Directors, Howard Schultz, owns a controlling interest in the Basketball Club. Starbucks paid approximately $0.8 million, $0.7 million and $0.7 million during fiscal years 2004, 2003 and 2002, respectively, for team sponsorships and ticket purchases. Terms of the team sponsorship agreements did not change as a result of the related party relationship.

Prior to January 2003, a former member of the Company's Board of Directors served as a board member of, and owned an indirect interest in, a privately held company that provides Starbucks with in-store music services. Starbucks paid $0.7 million and $3.0 million to the privately held company for music services during fiscal years 2003 and 2002, respectively, while the related party relationship existed.

NOTE 17: COMMITMENTS AND CONTINGENCIES

The Company has unconditionally guaranteed the repayment of certain Japanese yen-denominated bank loans and related interest and fees of an unconsolidated equity investee, Starbucks Coffee Japan, Ltd. The guarantees continue until the loans, including accrued interest and fees, have been paid in full. The maximum amount is limited to the sum of unpaid principal and interest amounts, as well as other related expenses. These amounts will vary based on fluctuations in the yen foreign exchange rate. As of October 3, 2004, the maximum amount of the guarantees was approximately $10.6 million. Since there has been no modification of these loan guarantees subsequent to the Company's adoption of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indebtedness of Others," Starbucks has applied the disclosure provisions only and has not recorded the guarantee in its statement of financial position.

Coffee brewing and espresso equipment sold to customers through Company-operated and licensed retail stores, as well as equipment sold to the Company's licensees for use in retail licensing operations, are under warranty for defects in materials and workmanship for a period ranging from 12 to 24 months. The Company establishes an accrual for estimated warranty costs at the time of sale, based on historical experience.

The following table summarizes the activity related to product warranty reserves during fiscal years 2004 and 2003 (in thousands):

Fiscal year ended                                    Oct 3, 2004      Sept 28, 2003
-----------------                                    -----------      -------------
Balance at beginning of fiscal year                    $ 2,227          $  1,842
Provision for warranties issued                          5,093             2,895
Warranty claims                                         (4,229)           (2,510)
                                                       -------          --------
Balance at end of fiscal year                          $ 3,091          $  2,227
                                                       =======          ========

The Company is party to various legal proceedings arising in the ordinary course of its business, but it is not currently a party to any legal proceeding that management believes would have a material adverse effect on the consolidated financial position or results of operations of the Company.

NOTE 18: SUBSEQUENT EVENT

In November 2004, Starbucks increased its equity ownership from 18% to 100% for its licensed operations in Germany. For these operations, management determined that a change in accounting method, from the cost method to the consolidation method, will be required. This accounting change will include adjusting previously reported information for the Company's proportionate share of net losses of 18% as required by APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," in the Company's fiscal first quarter of 2005.

As shown in the table below, the cumulative effect of the accounting change for financial results previously reported under the cost method will result in reductions of net earnings of $1.3 million, $1.4 million and $0.9 million for the fiscal years ended October 3, 2004, September 28, 2003, and September 29, 2002, respectively (in thousands, except earnings per share):

Fiscal year ended                               Oct 3, 2004         Sept 28, 2003       Sept 29, 2002
-----------------                               -----------         -------------       -------------
Net earnings, previously reported               $   391,775         $   268,346         $   212,686
Effect of change to equity method                    (1,287)             (1,355)               (928)
                                                -----------         -----------         -----------
Net earnings, as restated                       $   390,488         $   266,991         $   211,758
                                                ===========         ===========         ===========

Net earnings per common share - basic:
   Previously reported                          $      0.99         $      0.69         $      0.55
                                                ===========         ===========         ===========
   As restated                                  $      0.98         $      0.68         $      0.55
                                                ===========         ===========         ===========

Net earnings per common share - diluted:
   Previously reported                          $      0.95         $      0.67         $      0.54
                                                ===========         ===========         ===========
   As restated                                  $      0.95         $      0.66         $      0.53
                                                ===========         ===========         ===========

The following table summarizes the effects of the investment accounting change on net earnings and earnings per share for the periods indicated (in thousands, except earnings per share):

                                                  Dec 28, 2003        Mar 28, 2004        Jun 27, 2004       Oct 3, 2004
                                                 (13 Wks Ended)      (13 Wks Ended)      (13 Wks Ended)     (14 Wks Ended)
                                                 --------------      --------------      --------------     --------------
Fiscal period ended
Net earnings, previously reported                  $   110,811         $    79,488        $    98,104        $   103,372
Effect of change to equity method                         (368)               (337)              (296)              (286)
                                                   -----------         -----------        -----------        -----------
Net earnings, as restated                          $   110,443         $    79,151        $    97,808        $   103,086
                                                   ===========         ===========        ===========        ===========

Net earnings per common share - basic:
   Previously reported                             $      0.28         $      0.20        $      0.25        $      0.26
                                                   ===========         ===========        ===========        ===========
   As restated                                     $      0.28         $      0.20        $      0.25        $      0.26
                                                   ===========         ===========        ===========        ===========

Net earnings per common share - diluted:
   Previously reported                             $      0.27         $      0.19        $      0.24        $      0.25
                                                   ===========         ===========        ===========        ===========
   As restated                                     $      0.27         $      0.19        $      0.24        $      0.25
                                                   ===========         ===========        ===========        ===========

NOTE 19: SEGMENT REPORTING

Segment information is prepared on the same basis that the Company's management reviews financial information for operational decision making purposes. Starbucks segment reporting is based on two distinct, geographically defined operating segments: United States and International.

United States

The Company's United States operations ("United States") represent 85% of total retail revenues, 83% of specialty revenues and 85% of total net revenues. Company-operated retail stores sell coffee and other beverages, whole bean coffees, complementary food, coffee brewing equipment and merchandise. Nonretail activities within the United States include: licensed operations, foodservice accounts and other initiatives related to the Company's core businesses.

International

The Company's International operations ("International") represent the remaining 15% of retail revenues, 17% of specialty revenues and 15% of total net revenues. International sells coffee and other beverages, whole bean coffees, complementary food, coffee brewing equipment and merchandise through Company-operated retail stores in Canada, the United Kingdom, Thailand, Australia and Singapore, as well as through retail store licensing operations and foodservice accounts in these and more than 20 other countries. International operations are in various early stages of development and have country-specific regulatory requirements that necessitate a more extensive support organization, relative to the current levels of revenue and operating income, than in the United States.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1. Operating income represents earnings before "Interest and other income, net," "Gain on sale of investment" and "Income taxes." No allocations of corporate overhead, interest or income taxes are made to the segments. Identifiable assets by segment are those assets used in the Company's operations in each segment. Unallocated corporate assets include cash and investments, unallocated assets of the corporate headquarters and roasting facilities, deferred taxes and certain other intangibles. Management evaluates performance of segments based on net revenues and operating expenses.

The table below presents information by operating segment (in thousands):

                                        United                              Unallocated
Fiscal year ended                      States(1)        International(1)    Corporate(2)           Total
-----------------                     ----------        ----------------    ------------           -----
Fiscal 2004:
Total net revenues                   $ 4,490,850        $   803,397        $        --         $ 5,294,247
Earnings/(loss) before
  income taxes                           765,153             53,368           (194,264)            624,257
Depreciation and amortization            201,703             45,783             32,538             280,024
Income from equity investees              37,453             23,204                 --              60,657
Equity method investments                 14,367            138,144                 --             152,511
Identifiable assets                    1,273,807            484,043          1,570,318           3,328,168
                                     -----------        -----------        -----------         -----------

Fiscal 2003:
Total net revenues                   $ 3,472,452        $   603,070        $        --         $ 4,075,522
Earnings/(loss) before
  income taxes                           606,544              5,466           (175,675)            436,335
Depreciation and amortization            167,138             38,563             32,106             237,807
Income from equity investees              28,484              9,912                 --              38,396
Equity method investments                 16,919            117,422                 --             134,341
Identifiable assets                    1,161,512            383,324          1,184,910           2,729,746
                                     -----------        -----------        -----------         -----------

Fiscal 2002:
Total net revenues                   $ 2,828,253        $   460,655        $        --         $ 3,288,908
Earnings/(loss) before
  income taxes                           506,885              3,835           (171,721)            338,999
Depreciation and amortization            142,752             34,069             28,736             205,557
Income from equity investees              19,182             14,263                 --              33,445
Equity method investments                 18,519             76,101                 --              94,620
Identifiable assets                      957,127            332,411            924,854           2,214,392
                                     -----------        -----------        -----------         -----------

(1) For purposes of internal management and segment reporting, licensed operations in Hawaii and Puerto Rico are included in the International segment.

(2) Unallocated corporate includes certain general and administrative expenses, related depreciation and amortization expenses and amounts included in "Interest and other income, net" and "Gain on sale of investment" on the accompanying consolidated statements of earnings.

The tables below represent information by geographic area (in thousands):

Fiscal year ended                           Oct 3, 2004      Sept 28, 2003     Sept 29, 2002
                                            -----------      -------------     -------------
Net revenues from external customers:
 United States                               $4,501,287        $3,480,164        $2,830,650
 Foreign countries                              792,960           595,358           458,258
                                             ----------        ----------        ----------
Total                                        $5,294,247        $4,075,522        $3,288,908
                                             ==========        ==========        ==========

Revenues from foreign countries are based on the geographic location of the customers and consist primarily of revenues from the United Kingdom and Canada, which together account for approximately 81% of foreign net revenues. No customer accounts for 10% or more of the Company's revenues.

Fiscal year ended         Oct 3, 2004      Sept 28, 2003     Sept 29, 2002
                          -----------      -------------     -------------
Long-lived assets:
 United States            $1,663,856        $1,544,300        $1,202,652
 Foreign countries           295,827           261,417           239,097
                          ----------        ----------        ----------
Total                     $1,959,683        $1,805,717        $1,441,749
                          ==========        ==========        ==========

Assets attributed to foreign countries are based on the country in which those assets are located.

NOTE 20: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information in fiscal 2004 and 2003 is as follows (in thousands, except earnings per share):

                                                          First            Second             Third            Fourth
                                                          -----            ------             -----            ------
2004 quarter:
     Net revenues                                      $1,281,191        $1,241,068        $1,318,691        $1,453,297
     Operating income                                     175,520           124,521           153,807           156,269
     Net earnings                                         110,811            79,488            98,104           103,372
     Net earnings per common share - diluted           $     0.27        $     0.19        $     0.24        $     0.25
                                                       ----------        ----------        ----------        ----------

2003 quarter:
     Net revenues                                      $1,003,526        $  954,206        $1,036,776        $1,081,014
     Operating income                                     120,834            85,494           106,019           112,366
     Net earnings                                          78,363            52,031            68,356            69,596
     Net earnings per common share - diluted           $     0.20        $     0.13        $     0.17        $     0.17
                                                       ----------        ----------        ----------        ----------

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

The Audit and Compliance Committee, all of whose members are independent directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit and Compliance Committee meets periodically with management, the independent auditors and the internal auditors, jointly and separately, to review financial reporting matters as well as to ensure that each group is properly discharging its responsibilities. The independent auditors and the internal auditors have full and free access to the Committee without the presence of management to discuss the results of their audits, the adequacy of internal accounting controls and the quality of financial reporting.

/s/ ORIN C. SMITH                           /s/ MICHAEL CASEY
president and                               executive vice president,
chief executive officer                     chief financial officer and chief
                                            administrative officer


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Starbucks Corporation Seattle, Washington

We have audited the accompanying consolidated balance sheets of Starbucks Corporation and subsidiaries (the "Company") as of October 3, 2004, and September 28, 2003, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years ended October 3, 2004, September 28, 2003, and September 29, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 3, 2004, and September 28, 2003, and the results of its operations and its cash flows for the years ended October 3, 2004, September 28, 2003, and September 29, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Seattle, Washington
December 7, 2004

SHAREHOLDER INFORMATION

MARKET INFORMATION AND DIVIDEND POLICY

The Company's common stock is traded on the National Market tier of The Nasdaq Stock Market, Inc. ("Nasdaq"), under the symbol "SBUX." The following table sets forth the quarterly high and low closing sale prices per share of the common stock as reported by Nasdaq for each quarter during the last two fiscal years.

                                                        HIGH        LOW
                                                        ----        ---
October 3, 2004:
      Fourth Quarter                                  $ 47.88    $ 42.57
      Third Quarter                                     44.18      37.23
      Second Quarter                                    38.95      32.30
      First Quarter                                     33.00      28.80
                                                      -------    -------

September 28, 2003:
      Fourth Quarter                                  $ 30.19    $ 24.55
      Third Quarter                                     26.74      22.91
      Second Quarter                                    26.28      19.80
      First Quarter                                     23.93      20.36
                                                      -------    -------

As of December 2, 2004, the Company had 13,095 shareholders of record. Starbucks has never paid any dividends on its common stock. The Company presently intends to retain earnings for use in its business and, therefore, does not anticipate paying a cash dividend in the near future.

The Company's Securities and Exchange Commission filings, including the Annual Report on Form 10-K for the fiscal year ended October 3, 2004, may be obtained without charge by accessing the Investor Relations section of the Company's website at www.starbucks.com/aboutus/investor.asp, at www.sec.gov or by making a request to Investor Relations via the address, phone number or website listed below.

Quarterly information, as well as other current and historical information about the Company is available immediately upon its release, free of charge, by accessing the Investor Relations section of the Company's website at www.starbucks.com/aboutus/investor.asp, at www.sec.gov or by making a request to Investor Relations via the address, phone number or website listed below.

INVESTOR RELATIONS
Investor Relations -- M/S S-FP1
Starbucks Corporation
PO Box 34067
Seattle, WA 98124-1067
(206) 447-1575, ext. 87118
www.starbucks.com/aboutus/investor.asp

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

Providing open communication and transparency helps the Company be accountable to its stakeholders. To support this goal, Starbucks publishes a CSR Annual Report. Starbucks fiscal 2004 CSR Annual Report will be available online at www.starbucks.com/csr beginning February 9, 2005. To request a printed copy of the report, which will be available in late March 2005, please call 1-800-23-LATTE (1-800-235-2883) or email your request to info@starbucks.com.